Form 10-K, Exhibit 13
period 1994-01-28
HUGHES SUPPLY INC
filed 1994-04-26
CIK 49029

1994 ANNUAL REPORT - PAGE 3


MARKET PRICE AND DIVIDEND DATA



									   Dividends Per
					    Market Price (1)                 Share (2)
					    Fiscal Years (3)              Fiscal Years (3)

				      1994                 1993             1994    1993

				HIGH       LOW        HIGH       LOW


First quarter                   $15 3/8    $13 1/4    $13 1/4    $11 3/4    $  .03  $  .03

Second quarter                  $17 1/4    $13 1/2    $13        $11 1/4    $  .04  $  .03

Third quarter                   $19 1/2    $15 3/4    $16 3/8    $10 7/8    $  .04  $  .03

Fourth quarter                  $24        $17 3/8    $15 5/8    $11 7/8    $  .05  $  .03


Year's high and low             $24        $13 1/4    $16 3/8    $10 7/8

Total dividends                                                             $  .16  $  .12


(1) Per share prices as reported in the Wall Street Journal for New York Stock Exchange.

(2) See Note 3 of Notes to Consolidated Financial Statements for dividend restrictions.

(3)     The Company's fiscal year ends on the last Friday in January.




SELECTED QUARTERLY FINANCIAL DATA

(in thousands, except per share data)



			Net             Gross           Net             Earnings Per Share (1)    Average Shares (1)
			Sales           Profit          Income          Primary  Fully Diluted   Primary  Fully Diluted
Fiscal Quarter
1994


First                   $ 148,514       $ 28,893        $  699          $  .15      $  .15       4,605       4,605

Second                    163,950         32,746         1,718             .37         .34       4,619       5,718

Third                     178,993         34,580         1,843             .40         .36       4,665       5,751

Fourth                    169,481         35,001         2,026             .43         .39       4,694       5,820


Year                    $ 660,938       $131,220        $6,286          $ 1.35      $ 1.25       4,649       5,819


Fiscal Quarter
1993 (2)

First                   $ 131,119       $ 25,968        $  183          $  .04      $  .04       4,554       4,554

Second                    142,155         27,230           562             .12         .12       4,552       4,552

Third                     145,237         27,879           757             .17         .17       4,578       4,578

Fourth(3)                 137,285         27,346           976             .21         .21       4,591       4,593


Year                    $ 555,796       $108,423        $2,478          $  .54      $  .54       4,564       4,592





(1) Calculated independently for each period and, consequently, the sum of the quarters may differ from the annual amount.

(2)     Restated for 1994 pooling of interests.

(3) The fourth quarter of fiscal 1993 results included a pre-tax gain of $810 on the sale of transportation equipment.


- --------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 14

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)




						     Fiscal Years Ended

					  January 28,     January 29,     January 31,
					     1994            1993            1992


Net Sales                                  $660,938        $555,796        $509,192
Cost of Sales                               529,718         447,373         410,132
Gross Profit                                131,220         108,423          99,060

Operating Expenses:
  Selling, general and administrative       109,760          94,810          91,114
  Depreciation and amortization               7,465           6,636           7,149
  Provision for doubtful accounts             1,671           1,775           2,542

       Total operating expenses             118,896         103,221         100,805

Operating Income (Loss)                      12,324           5,202          (1,745)

Non-Operating Income and (Expenses):
  Interest and other investment income        1,856           1,865           1,857
  Interest expense                           (4,610)         (4,760)         (5,991)
  Other, net                                    988           1,709              56
					     (1,766)         (1,186)         (4,078)

Income (Loss) Before Income Taxes            10,558           4,016          (5,823)

Income Taxes (Benefits)                       4,272           1,538          (1,964)

Net Income (Loss)                          $  6,286        $  2,478        $ (3,859)


Earnings (Loss) Per Share:
  Primary                                  $   1.35        $    .54        $   (.85)
  Fully diluted                            $   1.25        $    .54        $   (.85)

Average Shares Outstanding:
  Primary                                     4,649           4,564           4,552
  Fully diluted                               5,819           4,592           4,552


See accompanying notes to consolidated financial statements.


- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 15

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

						January 28,     January 29,
ASSETS                                             1994            1993

Current Assets:
  Cash and cash equivalents                      $  1,078    $     2,253
  Accounts receivable, less allowance for
   losses of $3,914 and $3,037                     97,765         78,346
  Inventories                                      94,223         84,817
  Deferred income taxes                             4,972          4,609
  Other current assets                              5,532          5,398
       Total current assets                       203,570        175,423

Property, Plant and Equipment, at cost:
  Land                                             12,353         12,160
  Buildings and improvements                       37,097         35,249
  Transportation equipment                         19,674         16,145
  Furniture, fixtures and equipment                14,843         13,466
  Leased property under capital leases             10,794         10,794
       Total                                       94,761         87,814
  Less accumulated depreciation and
    amortization                                  (45,439)       (39,892)
  Net property, plant and equipment                49,322         47,922
  Deferred Income Taxes                             2,210          1,786
  Other Assets                                      8,303          5,607

						$ 263,405      $ 230,738


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt           $       898      $   2,414
  Accounts payable                                 52,053         46,381
  Accrued compensation and benefits                 7,257          4,719
  Other current liabilities                         8,401          8,273
       Total current liabilities                   68,609         61,787

Long-Term Debt, less current portion:
  Notes and subordinated debentures                95,367         76,736
  Capital lease obligations                         3,859          4,584
       Total long-term debt                        99,226         81,320

Other Noncurrent Liabilities                        1,143            965

	  Total liabilities                       168,978        144,072

Commitments and Contingencies

Shareholders' Equity:

  Preferred stock, no par value; 10,000,000
   shares authorized; none issued;
   preferences, limitations and relative
   rights to be established by the
   Board of Directors                                   -              -
  Common stock, par value $1 per share;
   10,000,000 shares authorized;
   5,075,670 and 5,453,249 shares issued            5,076          5,453
  Capital in excess of par value                   15,410         22,410
  Retained earnings                                80,425         72,761
						  100,911        100,624
  Less treasury stock, 418,566 shares and
   901,055 shares, at cost                         (6,484)       (13,958)

	  Total shareholders' equity               94,427         86,666

						$ 263,405      $ 230,738

See accompanying notes to consolidated financial statements.


- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 16


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

									 Capital in
						      Common Stock       Excess of        Retained         Treasury Stock
						   Shares       Amount   Par Value        Earnings       Shares      Amount


Balance, January 25, 1991,
 as previously reported                           5,079,344     $5,079    $22,740          $72,712       902,620    $(13,982)

 Adjustments for Electrical
  Distributors, Inc. pooling
  of interests                                      374,998        375       (326)           2,950             -           -
Balance, January 25, 1991, as restated            5,454,342      5,454     22,414           75,662       902,620     (13,982)

 Net loss                                                 -          -          -           (3,859)            -           -
 Cash dividends - $.24 per share                          -          -          -           (1,003)            -           -
 Treasury shares issued under
  stock option plans                                      -          -          -               (5)       (1,465)         22
 Purchase and retirement of
  common shares                                      (1,093)        (1)        (4)             (10)            -           -
Balance, January 31, 1992                          5,453,249     5,453     22,410           70,785       901,155     (13,960)

 Net income                                                -         -          -            2,478             -           -
 Cash dividends - $.12 per share                           -         -          -             (502)            -           -
 Treasury shares issued                                    -         -          -                -          (100)          2
Balance, January 29, 1993                          5,453,249     5,453     22,410           72,761       901,055     (13,958)

 Net income                                                -         -          -            6,286             -           -
 Cash dividends - $.16 per share                           -         -          -             (724)            -           -
 Issuance of treasury shares for
  EDI merger                                        (374,998)     (375)    (5,434)               -      (374,998)      5,809
  Other acquisition                                        -         -     (1,557)           2,158      (101,368)      1,570
  Treasury shares issued under
   stock option plans                                      -         -          -              (18)       (6,123)         95
 Purchase and retirement of
  common shares                                       (2,581)       (2)        (9)             (38)            -           -
Balance, January 28, 1994                           5,075,670    $5,076   $15,410          $80,425       418,566    $ (6,484)


See accompanying notes to consolidated financial statements.


- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 17


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


									Fiscal Years Ended

							    January 28,     January 29,     January 31,
							       1994            1993            1992


Increase (Decrease) in Cash and Cash Equivalents:

  Cash flows from operating activities:
    Cash received from customers                              $644,667        $546,848       $503,780
    Cash paid to suppliers and employees                      (638,724)       (535,645)      (490,688)
    Interest and other investment income
      received                                                   1,856           1,865          1,857
    Interest paid                                               (4,693)         (4,875)        (6,098)
    Income taxes (paid) refunded                                (5,361)         (1,677)         1,438
	Net cash provided by (used in)
	  operating activities                                  (2,255)          6,516         10,289

  Cash flows from investing activities:
    Proceeds from sale of property, plant
      and equipment                                                704           1,810          1,126
    Capital expenditures                                        (8,257)         (8,702)        (4,992)
    Business acquisitions, net of cash                          (3,934)              -              -
	Net cash used in investing
	  activities                                           (11,487)         (6,892)        (3,866)

  Cash flows from financing activities:
    Net borrowings (payments) under short-term
      debt arrangements                                         16,733          (2,267)        10,398
    Proceeds from long-term debt                                     -           1,444              -
    Principal payments on:
      Long-term notes                                           (2,918)         (1,678)       (12,038)
      Capital lease obligations                                   (660)           (602)          (550)
    Proceeds from issuance of common shares
      under stock option plans                                      77               -             17
    Purchase of common shares                                      (49)              -            (15)
    Dividends paid                                                (616)           (502)        (1,254)
	Net cash provided by (used in)
	  financing activities                                  12,567          (3,605)        (3,442)

Net Increase (Decrease) in Cash and Cash
  Equivalents                                                   (1,175)         (3,981)         2,981

Cash and Cash Equivalents, beginning of year                     2,253           6,234          3,253

Cash and Cash Equivalents, end of year                        $  1,078        $  2,253       $  6,234


See accompanying notes to consolidated financial statements.

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 18

HUGHES SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES:

Industry:

     Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies to the construction industry. Major product lines distributed by the Company include electrical, plumbing and electric utility equipment, building materials, water and sewer equipment, heating and air conditioning equipment, and pipe, valves and fittings. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, and municipal and industrial accounts.


Principles of Consolidation:

     The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of a company acquired and accounted for as a pooling of interests. Results of operations of companies purchased and immaterial poolings are included from dates of acquisition. The Company's minority investment in affiliate is accounted for by the equity method.


Fiscal Year:

     The Company's fiscal year ends on the last Friday in January. Fiscal years 1994 and 1993 contained 52 weeks; fiscal year 1992 contained 53 weeks.


Cash Equivalents:

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


Inventories:

     Inventories are carried at the lower of cost or market.
The cost of substantially all inventories of Hughes Supply, Inc. is determined by a moving average cost method which approximates the first-in, first-out (FIFO) method. Its subsidiaries value their inventories principally on FIFO or on cost methods which approximate FIFO.


Property, Plant and Equipment:

     Plant and equipment is depreciated using both straight-line and declining balance methods based on the following estimated useful lives:

Buildings and improvements               5-40 years
Transportation equipment                 2- 7 years
Furniture, fixtures and equipment        3-15 years
Leased property under capital leases    20-40 years

     Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.


Other Assets:

     The excess of cost over the fair value of net assets of purchased companies is being amortized by the straight-line method over 25 years. Debt issuance costs are deferred and amortized by the straight-line method over the term of the related debt, principally 25 years.


Income Taxes:
     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.
Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.


Earnings Per Common Share:

     Primary earnings per share are based on the weighted average number of shares outstanding during each year plus the common stock equivalents issuable upon the exercise of stock options. Unless the results are antidilutive, fully diluted earnings per share assumes the conversion of the 7% convertible subordinated debentures (after elimination of related interest expense, net of income tax effect) and exercise of stock options.


Deferred Employee Benefits:

     The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers, and is included in other noncurrent liabilities.


NOTE 2 - SHORT-TERM DEBT:

Banks:

     The Company and its subsidiaries have bank lines of credit for short-term borrowings aggregating $2,000,000 at January 28, 1994 and $26,000,000 at January 29, 1993 (subject to borrowing limitations under the long-term debt covenants) under which $1,500,000 and $18,754,000 was outstanding at January 28, 1994 and January 29, 1993, respectively. The lines, which generally provide for interest at prime or money market rates, expire within one year. During fiscal 1994, 1993 and 1992, borrowings under these short-term debt arrangements and under revolving credit arrangements (see Note 3) reached month-end maximums of $46,875,000, $30,200,000 and $26,893,000, respectively. The average daily borrowings amounted to $35,918,000 in 1994, $22,307,000 in 1993 and $17,900,000 in 1992. Weighted average interest rates of 3.7% in 1994, 4.3% in 1993 and 6.2% in 1992 were calculated by dividing the interest expense during the year for such borrowings by the average daily borrowings. The weighted average interest rate on short-term borrowings as of January 28, 1994 and January 29, 1993 was 3.5% and 3.8%, respectively.

Commercial Paper:

     The Company has a commercial paper program backed by a revolving credit facility ($25,000,000 as of January 28, 1994)
with a group of banks (see Note 3). Commitment fees of .125% per annum are paid on the unused portion of the credit line.
During fiscal 1994, 1993 and 1992, commercial paper borrowings reached

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 19

month-end maximums of $29,776,000, $29,873,000 and $28,609,000, respectively. Average daily borrowings amounted to $25,358,000 in 1994, $26,917,000 in 1993 and $25,168,000 in 1992. Weighted
average interest rates of 3.3% in 1994, 3.9% in 1993 and 5.9% in 1992 were calculated by dividing the interest expense during the year for such borrowings by the average daily borrowings. The weighted average interest rate on outstanding borrowings of $25,000,000, and $29,153,000 as of January 28, 1994 and January
29, 1993 was 3.2% and 3.5%, respectively.

     The Company's credit facilities (see Note 3) enabled the
Company to refinance short-term borrowings on a long-term basis to the extent that these credit facilities were unused.
Accordingly, $26,500,000 and $47,907,000 of short-term borrowings at January 28, 1994 and January 29, 1993, respectively, have been classified as long-term debt. The carrying value of these borrowings is a reasonable estimate of fair value since interest rates are based on prevailing market rates.


NOTE 3 - NOTES AND DEBENTURES PAYABLE:

     Consolidated notes and debentures payable consist of the following (in thousands):

					      January 28,     January 29,
						  1994            1993

7% Convertible Subordinated
  Debentures,  due 2011                         $ 22,960        $ 22,960
Bank Notes:
  Unsecured revolving notes
    under $100,000,000 credit
    agreement, payable April
    30, 1996, fluctuating interest
    (3.4% to 3.5% at
    January 28, 1994)                             45,375               -
  Unsecured revolving note under
    $5,000,000 credit agreement,
    payable May 3, 1993,
    fluctuating interest (4.4% at
    January 29, 1993)                                  -           4,000
  9.00% unsecured promissory
    note payable $500,000
    annually through September
    30, 1995, plus interest                            -           1,500
12.375% unsecured promissory
  note payable $1,000,000
  annually through November 1,
  1993, plus interest                                  -           1,000
Short-term instruments classified
  as long-term debt (see Note 2)                  26,500          47,907
Mortgage and equipment notes
  payable monthly of approx-
  imately $18,000, including
  interest at 5% to 10%, maturities
  through 1999, collateralized by
  real property and equipment
  carried at approximately
  $964,000 at January 28, 1994                       705           1,123

						  95,540          78,490

Less current portion                                (173)         (1,754)

						$ 95,367        $ 76,736

     The 7% convertible subordinated debentures may be converted at any time prior to maturity or redemption into shares of common stock of the Company at a conversion price of $21.17 per share, subject to adjustment under certain conditions. Except in limited circumstances, the debentures are redeemable at the option of the Company at any time after April 30, 1989, initially at 108% of principal and decreasing annually thereafter to 100% on and after May 1, 1994 (see Note 11). Annual sinking fund payments commencing May 1, 2001 are calculated to retire 75% of the debentures prior to maturity.

     At January 29, 1993, the Company had revolving credit and term note agreements with three banks which permitted the Company to borrow up to $45,000,000 (subject to borrowing limitations) of which $4,000,000 was outstanding under the term note agreements. A $30,000,000 revolving credit agreement backed commercial paper. On various dates from May, 1993 through September, 1993 the notes generally became convertible to term notes payable over three years, with interest rates based on various money market rates. These agreements were replaced during fiscal
1994 by the revolving credit and line of credit agreement discussed below.

     During fiscal 1994, the Company entered into a revolving credit and line of credit agreement with a group of banks, which permits the Company to borrow up to $100,000,000 (subject to borrowing limitations discussed below) - $75,000,000 long-term, expiring April 30, 1996, and $25,000,000 line of credit convertible to term note due two years from conversion date. The $25,000,000 line of credit backs commercial paper. The agreement supports the classification of certain notes maturing within one year as long-term debt at January 28, 1994 and January 29, 1993. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

     Loan covenants require the Company to maintain consolidated working capital of not less than $75,000,000 and a maximum ratio of senior funded debt to total capital, as defined, of .45 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $4,490,000 is available at January 28, 1994 for payment of dividends.

     Maturities of long-term notes and debentures for each of the five years subsequent to January 28, 1994 and in the aggregate are as follows (in thousands):


Fiscal Years Ending

     1995                    $     173
     1996                          431
     1997                       71,908
     1998                           36
     1999                           24
     Later years                22,968

			     $  95,540

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 20

NOTE 4 - INCOME TAXES:

     In fiscal year 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the provisions of SFAS No. 109, the Company elected not to restate prior years and has determined that the cumulative effect of implementation was immaterial. The effect of this change on fiscal 1992's financial statement was to decrease the net loss by approximately $450,000 ($.10 per share).

     The components of the net deferred tax asset recognized in the accompanying balance sheets are as follows (in thousands):


				January 28,     January 29,
				   1994            1993

Deferred tax asset                $7,514          $6,903
Deferred tax liability              (188)           (333)
Valuation allowance                 (144)           (175)

				  $7,182          $6,395

     The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows (in thousands):

				January 28,     January 29,
				    1994           1993

Depreciation                     $   374          $  142
Capital leases                       646             703
Allowance for doubtful accounts    1,529           1,229
Inventory (net)                    1,435           1,366
Accrued vacation                     471             437
Environmental clean up costs         183             191
Deferred compensation                447             469
Other accrued expenses             2,179           1,715
Other                                (82)            143

				  $7,182          $6,395

     The consolidated provision for income taxes consists of the following (in thousands):

					     Fiscal Years Ended
				January 28,     January 29,     January 31,
				   1994            1993            1992

Currently payable:
  Federal                        $ 4,433         $ 2,998        $    (40)
  State                              626             436             173
				   5,059           3,434             133

Deferred:
  Federal                           (978)         (1,415)         (1,774)
  State                              191            (481)           (323)
				    (787)         (1,896)         (2,097)

				 $ 4,272         $ 1,538        $ (1,964)


     The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the statements of operations (dollars in thousands):



				   Fiscal Years Ended

		   January 28,         January 29,          January 31,
		      1994                1993                  1992
		   Amount     %       Amount     %         Amount      %


Tax com-
  puted at
  statutory
  Federal
  rate            $ 3,695   35.0      $ 1,365   34.0      $(1,980)   (34.0)
Effect of:
 State
  income
  tax,net of
  Federal
  income
  tax
  benefit             531    5.0          (30)   (.7)         (99)    (1.7)
 Nonde-
  ductible
  amorti-
  zation of
  purchase
  adjust-
  ments                24     .2           14     .3           21       .4
 Nonde-
  ductible
  expenses            117    1.1          103    2.6           92      1.6
 Other, net           (95)   (.8)          86    2.1            2        -

 Income tax
  expense
  (benefit)       $ 4,272   40.5      $ 1,538   38.3      $(1,964)   (33.7)

     As of January 28, 1994, the Company had operating loss carryforwards for state and Federal income tax purposes of approximately $2,000,000 and $400,000, respectively, which will expire in the years 1999-2007.


NOTE 5 - EMPLOYEE BENEFIT PLANS:

Profit Sharing and Employee Stock Ownership Plans:

     The Company has a 401(k) Profit Sharing Plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Under the plan, employee contributions of not less than 2% to not more than 3% of each eligible employee+s compensation are matched (in cash or stock) 50% by the Company. Additional annual contributions may be made at the discretion of the Board of Directors.

     The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company, who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction.

     Amounts charged to expense for these plans during the fiscal years ended in 1994, 1993 and 1992 were $1,000,000, $405,000 and $460,000, respectively.

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 21

Bonus Plans:

     The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $533,000, $263,000 and $50,000 for the fiscal years ended in 1994, 1993 and 1992, respectively.

Stock Option Plans:

     The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,560,000 shares of common stock to key executive, management, and sales employees, and, with respect to 60,000 shares, to directors. Under the plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May, 1998. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

     The employee plan also permits the granting of stock appreciation rights (SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs is reflected in income based upon the market value of the stock. There were no SARs granted or exercised during the three-year period ended
January 28, 1994.

     A summary of option transactions during each of the three fiscal years in the period ended January 28, 1994 is shown below:



				    Number of       Option Price
				     Shares             Range



Under option, January 25, 1991
  (all exercisable)                  288,550        $12.25-$19.33
  Granted                            297,000               $12.63
  Exercised                           (1,365)              $12.25
  Cancelled                         (161,449)       $12.25-$16.08

Under option, January 31, 1992
  (194,736 shares exercisable)       422,736        $12.25-$19.33
  Granted                             20,000        $12.00-$12.87
  Exercised                                -                    -
  Cancelled                          (36,294)       $12.25-$19.33

Under option, January 29, 1993
  (253,442 shares exercisable)       406,442        $12.00-$17.63
  Granted                             12,000               $16.25
  Exercised                           (6,023)       $12.25-$12.87
  Cancelled                          (12,835)       $12.00-$12.63

Under option, January 28, 1994
  (297,584 shares exercisable)       399,584        $12.00-$17.63


     There were 755,658 and 754,823 shares available for the granting of options at January 28, 1994 and January 29, 1993, respectively.


Supplemental Executive Retirement Plan:

     The Company has entered into agreements with certain key executive officers, providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $166,000, $158,000 and $155,000 in fiscal 1994, 1993 and 1992, respectively.



NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Lease Commitments:

     A portion of the Company's operations are conducted from locations leased under capital leases from a corporation which is owned by three of the directors of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,165,000, $1,165,000 and $1,153,000 for the fiscal years ended in 1994, 1993 and 1992, respectively.
Leased properties under capital leases are included in the balance sheets as follows (in thousands):


					       January 28,    January 29,
						 1994           1993

Leased property under capital leases
 (consisting of land and buildings)             $10,794        $10,794
Accumulated amortization                         (7,864)        (7,270)

						$ 2,930        $ 3,524

     In addition, rents under operating leases paid to this related corporation were $396,000, $399,000 and $145,000 in 1994, 1993 and 1992, respectively.

     Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of January 28, 1994, are as follows
(in thousands):



				   Capital      Operating
Fiscal Years Ending                Leases         Leases

  1995                            $ 1,165        $ 5,524
  1996                              1,165          2,969
  1997                              1,165          2,209
  1998                              1,165          1,833
  1999                                562          1,444
  Later years                         945          2,199

Total minimum lease payments        6,167        $16,178
Less amount representing interest  (1,583)
Present value of net minimum
  lease payments                    4,584
Less current portion                 (725)

				  $ 3,859

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 22

Lease-related expenses are as follows (in thousands):


					  Fiscal Years Ended
			     January 28,     January 29,     January 31,
				1994            1993            1992


Capital lease amortization    $  594          $  594          $  594
Capital lease interest
 expense                      $  505          $  564          $  603
Operating lease rentals
 (excluding month-to-
 month rents)                 $5,872          $5,210          $3,875


Guarantees of Affiliate Debt:

     A wholly-owned subsidiary of the Company owns a 20% interest in Accord Industries Company ("Accord"), a joint venture formed from the Company's fiscal 1991 sale of its manufacturing operations. As partial consideration for the sale, the Company received $2,750,000 in notes receivable, part of which is convertible into an additional partnership interest in Accord of up to 29%.

     In connection with the investment in Accord, the Company has guaranteed $1,750,000 of Accord's indebtedness to a bank; and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $360,000 as of January 28, 1994.



NOTE 7 - PREFERRED STOCK:

     The Company's Board of Directors established Series A Junior Participating Preferred Stock (Series A Stock) consisting of 300,000 shares. Each share of Series A Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.25 per share or 100 times the aggregate per share amount of the dividend declared on common stock.
In the event of liquidation, shares of Series A Stock will be entitled to the greater of $100 per share plus any accrued and unpaid dividend or 100 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

     The Company has a shareholder rights plan.
Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock.
If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a person or group. The rights expire on June 2, 1998 unless sooner terminated in accordance with the rights plan.


NOTE 8 - CONCENTRATION OF CREDIT RISK:

     The Company sells its products in the major areas of construction markets throughout the Southeastern United States.
Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in the Southeast; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 2% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.


NOTE 9 - BUSINESS COMBINATIONS:

     On June 30, 1993, the Company acquired all the common stock of Electrical Distributors, Inc. ("EDI") in exchange for 374,998 shares of the Company's common stock. EDI is a wholesale distributor of electrical products with one outlet in Georgia. The transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the accounts of EDI. EDI's fiscal year end has been changed from April 30 to the last Friday in January to conform to the Company's fiscal year end.

     Net sales and net income of the separate companies for the periods preceding the acquisition were (in thousands):

				  Hughes
				Supply, Inc.    EDI           Combined

Three months ended
April 30, 1993
(unaudited):

  Net sales                      $141,636      $ 6,878        $148,514
  Net income                          648           51             699

Fiscal year ended
January 29, 1993:

  Net sales                       528,363       27,433         555,796
  Net income                        2,264          214           2,478

Fiscal year ended
January 31, 1992:

  Net sales                       481,001       28,191         509,192
  Net income (loss)                (4,040)         181          (3,859)


     During fiscal year 1994, the Company acquired several wholesale distributors of materials to the construction industry. One acquisition was treated as an immaterial pooling while the other acquisitions were accounted for as purchases. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 23


NOTE 10 - SUPPLEMENTAL
CASH FLOWS INFORMATION:

     The following is a reconciliation of net income (loss) to net cash provided by (used in) operating activities (in thousands):

							Fiscal Years Ended
					    January 28,     January 29,     January 31,
					       1994            1993            1992


Net income (loss)                           $  6,286        $   2,478       $  (3,859)

Adjustments to reconcile
 net income(loss) to
 net cash provided by
 (used in) operating
 activities:
  Depreciation                                 6,703            5,863           6,084
  Amortization                                   762              773           1,065
  Provision for doubtful
   accounts                                    1,671            1,775           2,542
  (Gain) loss on sale of
   property, plant and
   equipment                                    (264)          (1,012)            284
  Undistributed
   (earnings) losses of
   affiliate                                    (171)            (135)            131
  Write-off of goodwill                            -                -             468
  Changes in assets and
   liabilities net of
   effects of business
   acquisitions:
    (Increase) decrease in:
     Accounts receivable                     (16,824)          (9,499)         (5,789)
     Inventories                              (4,209)              60           4,319
     Refundable income
      taxes                                        -              530           1,571
     Other current
      assets                                     (97)          (1,195)            296
     Other assets                                178               31             154
    Increase (decrease) in:
     Accounts payable
      and accrued
      expenses                                 4,704            7,473           5,227
     Accrued interest
      and income taxes                          (461)           1,112            (107)
     Other noncurrent
      liabilities                                178              158               -
     Increase in deferred
      income taxes                              (711)          (1,896)         (2,097)

Net cash provided by
 (used in) operating
 activities                                 $ (2,255)       $   6,516       $  10,289



NOTE 11 - SUBSEQUENT EVENT:

     On March 8, 1994, the Company issued a call for redemption or conversion of the outstanding 7% convertible debentures (see
Note 3).  On April 7, 1994, any
debentures outstanding will be redeemed by the Company at 101% of the principal amount, plus accrued and unpaid interest to the redemption date. If the Company had called the redemption of the debentures on January 30, 1993 and if all the debentures had been converted to common stock, primary earnings per share for fiscal year 1994 would have been $1.27. Fully diluted earnings per share for fiscal 1994 already assumes the conversion of the debentures.



REPORT OF INDEPENDENT ACCOUNTANTS

Shareholders and Board of Directors
Hughes Supply, Inc.

We have audited the accompanying consolidated balance sheets of Hughes Supply, Inc. and subsidiaries as of January 28, 1994 and January 29, 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 28, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hughes Supply, Inc. and subsidiaries as of January 28, 1994 and January 29, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for income taxes in the period ended January 31, 1992.


/s/ Coopers & Lybrand

Orlando, Florida
March 17, 1994


- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 24

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Sales

     Net sales for fiscal 1994 were $660.9 million, a 19% increase over last year's net sales of $555.8 million. Newly-opened and acquired branches accounted for approximately $17 million or 16% of the increase in sales. Sales for Electrical Distributors, Inc., ("EDI"), acquired June 1993, were approximately $30 million and $27 million in fiscal years 1994 and 1993, respectively, and are included in the consolidated sales of the Company because the acquisition of EDI was accounted for as a pooling of interests (see Note 9 of the Notes to the Consolidated Financial Statements).

     The residential construction markets were more active during fiscal 1994 as compared to the prior two years. The markets were driven by a favorable interest rate environment, improved consumer confidence and the affordability of housing. Overall market activity was up 10-12% in most of the major markets served by the Company. Approximately 80% of the Company's sales increase resulted from increasing its market share. The Company anticipates the overall construction markets to continue to improve during fiscal 1995 as commercial construction markets start to rebound.

     During fiscal 1993, the Company generated sales of $555.8 million, a 9.2% increase over fiscal year 1992.
Existing operations accounted for approximately 80% of the growth in sales with newly-opened branches producing the other 20%. Overall construction activity in the market remained flat. The increased sales volume was achieved, despite a depressed construction market, through gains in market share. Hurricane Andrew, and the resulting rebuilding effort in South Florida, had a positive but minimal impact on the Company's operations.


Gross Margin

     The gross margin for fiscal 1994 was 19.9%. The Company's recent investment in a computerized management information system, has contributed to the Company's economies of purchasing and inventory management and has provided greater control over pricing and margins. This favorable impact was somewhat offset by continued competitive conditions in the marketplace.

     In fiscal 1993, the gross margin remained the same as the fiscal 1992 level of 19.5%. This resulted from increased competition in down markets and the Company's efforts to gain market share.


Operating Expenses

     In fiscal 1994, operating expenses were $118.9 million, a 15.2% increase over the prior year. Newly-opened and acquired branches accounted for approximately 20% of the increase in operating costs. The majority of the increase was in personnel costs essential to support the growth in the Company's operations. As a percentage of sales, the Company lowered its operating expenses in fiscal 1994 to 18.0% from 18.6% and 19.8% in fiscal 1993 and 1992, respectively. This resulted from the Company's tight control of operating costs as revenues increased. Management believes additional operating leverage is possible as it continues to install its management information system into remaining operations not currently on the system and by the elimination and centralization of certain administrative functions.

     Operating expenses for fiscal 1993 were $103.2 million, a 2.4% increase over the prior year. The $500,000 decrease in depreciation and amortization (due to greater use of leased versus owned equipment) and the $800,000 decrease in bad debt expenses (due to better collection experience) were partially offset by increased selling, general and administrative expenses attributable to the inclusion of newly-opened branches for a portion of the year.

     In fiscal 1992, the Company accrued approximately $675,000 as an operating expense for estimated future costs of removing underground fuel tanks and environmental clean-up. Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. Rather than incur additional costs to restore and upgrade tanks as required by regulations, management opted to remove the existing tanks. The Company has removed these tanks and has identified certain tanks with leaks which will require remedial cleanups. The Company does not expect additional material expenses in future years associated with fuel storage tanks.


Non-Operating Income and Expenses

     Interest and other investment income for fiscal 1994, fiscal 1993 and fiscal 1992 remained constant totaling
$1.9 million in each year. The majority of interest income is generated by the collection of service charge income.

     Interest expense decreased in fiscal 1994 to $4.6 million, down $150,000 from the prior year, due to lower interest rates even though borrowing levels were higher. Interest expense in fiscal 1993 was lower by $1.2 million compared to the prior year, due to lower borrowing rates on approximately the same level of debt.

     In fiscal 1994, other net non-operating income was $988,000, compared to $1.7 million in fiscal 1993 and $56,000 in fiscal 1992. The decrease in other income in fiscal 1994 versus the prior year is the result of decreased gains realized on the sale of fixed assets, approximately $300,000 versus approximately $1.0 million in fiscal 1993. The fiscal year 1993 amount includes approximately $1.0 million gain on the sale of transportation equipment compared to approximately $350,000 in fiscal 1992.


Income Taxes

     The effective tax rate in fiscal 1994 was 40.5% compared to 38.3% and (33.7%) in fiscal 1993 and 1992. The variation is due to fluctuations in nondeductible expenses and an increase of 1% in the federal tax rate in fiscal 1994. Federal tax law changes enacted in fiscal 1994 are expected to have minimal negative impact on the Company's future results of operations.

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 25

Liquidity and Capital Resources

     Working capital in fiscal 1994 amounted to $135.0 million compared to $113.6 million and $110.8 million in fiscal 1993 and 1992. The Company continues to maintain greater than 75% of total assets as current assets. The working capital ratio was
2.97 to 1, 2.84 to 1 and 2.82 to 1 for fiscal years 1994, 1993 and 1992, respectively.

     In fiscal 1994, net cash used in operating activities was $2.3 million versus net cash provided by operating activities of $6.5 million in fiscal 1993 and $10.3 million in fiscal 1992. The primary drivers in fiscal 1994 were the $97.8 million increase in cash received from customers offset by the $103.1 increase in cash paid to suppliers and employees and by the $3.7 million increase in income taxes paid.

     The Company typically becomes less liquid during expansionary periods when sales volumes are increasing requiring higher levels of inventories and receivables to support the growth. However, days cost of sales in average inventory in fiscal 1994 improved to 60.86 compared to 68.26 and 76.42 in fiscal 1993 and 1992, respectively. In fiscal 1994, days sales in average receivables improved to 49.85 from 50.05 and 50.54 in the prior two fiscal years, respectively.

     The net cash used in investing activities for fiscal 1994 increased $4.6 million, to $11.5 million, primarily due to the $4.0 million in business acquisitions. Capital expenditures, excluding business acquisitions decreased $445,000 to $8.3 million. Net cash used in investing activities for fiscal 1993 and 1992 were $6.9 million and $3.9 million, respectively. Capital expenditures for fiscal 1995 are expected to be approximately $13 million.

     In fiscal 1994, the net cash provided by financing activities was $12.6 million compared to net cash used in financing activities of $3.6 million and $3.4 million in fiscal years 1993 and 1992, respectively. To finance the increase in working capital and recent acquisitions, net borrowings under short term debt arrangements amounted to $16.7 million versus $2.3 million payments under short-term debt arrangements in fiscal 1993. These borrowings in fiscal 1994 were partially offset by an increase of $1.2 million in principal payments on long-term debt over fiscal year 1993.

      In fiscal 1994, the Company's bank financing consisted primarily of a $100 million unsecured credit facility which includes a $75 million long-term revolving credit facility and a $25 million line of credit convertible to a term note (see Note 2 and Note 3 of the Notes to Consolidated Financial Statements). The Company's financial condition remains strong and the Company has the resources necessary, with approximately $30 million of unused debt capacity (subject to borrowing limitations under long-term debt covenants), to meet future anticipated funding requirements.


Inflation and Changing Prices

     The Company is aware of the potentially adverse effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. The Company seeks to minimize these effects through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.


Long-Term Outlook

     The Company believes its construction markets will expand moderately over the next few years. The Company has strategically used acquisitions over many years to diversify from residential new construction into commercial, infrastructure and industrial construction markets as well as into repair and replacement markets. Streamlining of operations during the recent severe cyclical downturn in the construction industry has begun to produce upside leverage for the Company, translating into a sharp upturn in the Company's profitability when sales increase. The wholesale distribution industry, which is highly fragmented, will continue to consolidate. The Company will remain successful if it continues to have the capital to assimilate new acquisitions, can finance its way through business cycles, develop value-added services and leverage its new technologies to improve productivity.


Accounts Receivable Turnover

Fiscal Year Ended
1992                     7.13
1993                     7.19
1994                     7.22


Inventory Turnover

Fiscal Year Ended
1992                     4.71
1993                     5.27
1994                     5.92


NET RECEIVABLES (in thousands)

Fiscal Year End
1992                  $70,622
1993                  $78,346
1994                  $97,765


INVENTORY (in thousands)

Fiscal Year End
1992                  $84,877
1993                  $84,817
1994                  $94,223


DEBT (in thousands)

Fiscal Year End
1992                  $86,587
1993                  $83,734
1994                 $100,124



- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 26


SELECTED FINANCIAL DATA
(in thousands, except per share data and ratios)


							       Fiscal Years Ended (1)(2)

						  1994             1993            1992            1991


Net sales                                       $ 660,938       $ 555,796       $ 509,192       $ 576,388
Cost of sales                                   $ 529,718       $ 447,373       $ 410,132       $ 463,027
Gross margin                                        19.9%           19.5%           19.5%           19.7%

Selling, general and administrative expenses    $ 109,760       $  94,810       $  91,114       $  93,538
  % of sales                                        16.6%           17.1%           17.9%           16.2%
Depreciation and amortization                   $   7,465       $   6,636       $   7,149       $   9,199
Provision for doubtful accounts                 $   1,671       $   1,775       $   2,542       $   2,606
Operating income (loss)                         $  12,324       $   5,202       $  (1,745)      $   8,018

Operating margin                                     1.9%             .9%            (.3%)           1.4%
Interest and other income                       $   2,844       $   3,574       $   1,913       $   4,078
Interest expense                                $   4,610       $   4,760       $   5,991       $   8,026
Income (loss) before income taxes               $  10,558       $   4,016       $  (5,823)      $   4,070
  % of sales                                         1.6%             .7%           (1.1%)            .7%
Income taxes (benefits)                         $   4,272       $   1,538       $  (1,964)      $   1,654
Net income (loss)                               $   6,286       $   2,478       $  (3,859)      $   2,416
  % of sales                                         1.0%             .4%            (.8%)            .4%
Net income (loss) per share
  Primary                                       $    1.35       $     .54       $    (.85)      $     .51
  Fully diluted                                 $    1.25       $     .54       $    (.85)      $     .51

Average number of shares outstanding
  Primary                                           4,649           4,564            4,552          4,731
  Fully diluted                                     5,819           4,592            4,552          4,731
Cash dividends per share                        $     .16       $     .12       $      .24      $     .36

Long-term debt, less current portion            $  99,226       $  81,320       $   76,342      $  85,626
Shareholders' equity                            $  94,427       $  86,666       $   84,688      $  89,548
Total assets                                    $ 263,405       $ 230,738       $  223,721      $ 226,019

Return on equity (3)                                 7.3%            2.9%            (4.3%)          2.5%
Leverage (total assets/shareholders' equity)         2.79            2.66             2.64           2.52
Return on assets (3)                                 2.7%            1.1%            (1.7%)          1.0%
Capital expenditures (4)                        $   8,257       $   8,702       $    4,992      $   7,172


(1) The Company's fiscal year ends on the last Friday in January.

(2) All data adjusted for fiscal 1986 and fiscal 1994 poolings of interest and three-for-two stock split declared May 17, 1988.

(3) Ratios based on balance sheet at beginning of year.

(4) Excludes capital leases.

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 27


				Fiscal Years Ended (1)(2)
1990            1989            1988            1987            1986            1985            1984


$ 557,769       $ 529,306       $ 458,079       $ 372,687       $ 351,832       $ 336,466       $ 276,469
$ 443,914       $ 419,890       $ 362,355       $ 300,141       $ 284,259       $ 271,449       $ 222,390
    20.4%           20.7%           20.9%           19.5%           19.2%           19.3%           19.6%

$   86,403      $  79,538       $  69,097       $  52,070       $  48,385       $  44,915       $  37,270
     15.5%          15.0%           15.1%           14.0%           13.8%           13.3%           13.5%
$    9,127      $   8,759       $   6,742       $   5,407       $   4,793       $   4,278       $   3,749
$    2,529      $   1,370       $   1,602       $     541       $   1,239       $   1,139       $     313
$   15,796      $  19,749       $  18,283       $  14,528       $  13,156       $  14,685       $  12,747

      2.8%           3.7%            4.0%            3.9%            3.7%            4.4%            4.6%
$    2,800      $   3,615       $   2,575       $   2,548       $   1,761       $   1,589       $   1,657
$    7,360      $   6,628       $   4,203       $   3,447       $   2,623       $   3,362       $   3,064
$   11,236      $  16,736       $  16,655       $  13,629       $  12,294       $  12,912       $  11,340
      2.0%           3.2%            3.6%            3.7%            3.5%            3.8%            4.1%
$    4,443      $   6,456       $   7,211       $   6,701       $   5,589       $   5,847       $   5,305
$    6,793      $  10,280       $   9,444       $   6,928       $   6,705       $   7,065       $   6,035
      1.2%           1.9%            2.1%            1.9%            1.9%            2.1%            2.2%

$     1.31      $    1.95       $    1.76       $    1.32       $    1.25       $    1.34       $    1.21
$     1.24      $    1.77       $    1.61       $    1.24       $    1.25       $    1.34       $    1.21


     5,181          5,262           5,376           5,247           5,358           5,268           4,992
     6,276          6,372           6,467           6,090           5,358           5,268           4,992
$      .35      $     .31       $     .27       $     .25       $     .21       $     .21       $     .19

$   82,855      $  76,122       $  63,069       $  36,954       $  20,908       $  21,853       $  23,508
$   95,411      $  93,656       $  85,565       $  78,826       $  73,879       $  68,117       $  60,894
$  242,626      $ 230,064       $ 207,618       $ 167,494       $ 139,918       $ 127,671       $ 121,282

      7.3%          12.0%           12.0%            9.4%            9.8%           11.6%           15.3%
      2.54           2.46            2.43            2.12            1.89            1.87            1.99
      3.0%           5.0%            5.6%            5.0%            5.3%            5.8%            6.6%
$   10,749      $   9,856       $  15,234       $  11,318       $   5,635       $   7,866       $   8,577

- -------------------------------------------------------------------------------
1994 ANNUAL REPORT - PAGE 28


HUGHES SUPPLY, INC.
SHAREHOLDER INFORMATION

The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG". The approximate number of shareholders of record as of March 14, 1994 was 1,169.
A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K
AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE
MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802


TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005


ANNUAL MEETING
Tuesday, May 24, 1994, at 10:00 AM
3rd floor of Park Building
Sun Bank Center
200 South Orange Avenue
Orlando, Florida 32801


GENERAL COUNSEL
Maguire, Voorhis & Wells, P.A.
Orlando, Florida


AUDITORS
Coopers & Lybrand
Orlando, Florida


DIRECTORS
David H. Hughes
Chairman of the Board

Vincent S. Hughes

Russell V. Hughes

A. Stewart Hall, Jr.

Herman B. McManaway
Retired

John B. Ellis
Retired

Robert N.  Blackford
Attorney, Maguire, Voorhis & Wells, P.A.

Clifford M. Hames
Retired

Donald C. Martin
Retired

John D. Baker, II
President, Florida Rock Industries, Inc.


CORPORATE OFFICE LOCATIONS AND
SUBSIDIARY EXECUTIVE OFFICERS

HUGHES SUPPLY, INC.

CORPORATE OFFICE
20 North Orange Avenue
Post Office Box 2273
Orlando, Florida 32802
Telephone: 407-841-4755


MILLS & LUPTON SUPPLY COMPANY

CORPORATE OFFICE
749 East 12th Street
Post Office Box 1639
Chattanooga, Tennessee 37401
Telephone: 615-266-6171

EXECUTIVE OFFICERS:
R. Richard Anderson
President
Harry H. Powell
Executive Vice President


ONE STOP SUPPLY, INC.

CORPORATE OFFICE
1133 Polk Avenue
Nashville, Tennessee 32710
Telephone: 615-256-9200

EXECUTIVE OFFICER
Peter J. Zabaski
President


PAINE SUPPLY COMPANY

CORPORATE OFFICE
220 One Stop Place
Pearl, Mississippi 39208
Telephone: 601-932-5556

EXECUTIVE OFFICER:
Kevin S. Walker
President


PUMP & LIGHTING COMPANY

CORPORATE OFFICE
300 East 9th Street
Post Office Box 34305
Charlotte, North Carolina 28234
Telephone: 704-377-1583


EXECUTIVE OFFICERS:
Harold D. Jordan
President
Frank W. Rush
Executive Vice President


USCO, INCORPORATED

CORPORATE OFFICE
115  Henderson Street
Post Office Box 1160
Monroe, North Carolina 28110
Telephone: 704-289-5406


EXECUTIVE OFFICERS:
James C. Plyler, Jr.
President
Kent Lee
Executive Vice President