Form 10-K, Exhibit 13
period 1995-01-27
HUGHES SUPPLY INC
filed 1995-04-26
CIK 49029

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 3



MARKET PRICE AND DIVIDEND DATA
					     Market Price                                       Dividends Per Share (1)
					   Fiscal Years (2)                                        Fiscal Years (2)
				 1995                            1994                             1995         1994
			  HIGH            LOW             HIGH            LOW
First quarter           $ 32 1/4        $ 24            $ 15 3/8        $ 13 1/4                $    .05     $    .03
Second quarter          $ 28 3/4        $ 17            $ 17 1/4        $ 13 1/2                $    .05     $    .04
Third quarter           $ 21            $ 17            $ 19 1/2        $ 15 3/4                $    .06     $    .04
Fourth quarter          $ 19 3/8        $ 15 7/8        $ 24            $ 17 3/8                $    .06     $    .05
												--------     --------
Year's high and low     $ 32 1/4        $ 15 7/8        $ 24            $ 13 1/4

Total dividends                                                                                 $    .22     $    .16
												========     ========

(1) See Note 2 of Notes to Consolidated Financial Statements for dividend restrictions.
(2) The Company's fiscal year ends on the last Friday in January.

SELECTED QUARTERLY FINANCIAL DATA
(in thousands, except per share data)

							 Earnings Per Share (1)        Average Shares (1)
		      Net        Gross           Net
		     Sales       Profit        Income    Primary   Fully Diluted    Primary     Fully Diluted

Fiscal Quarter
1995

First             $ 183,901    $  36,401    $   1,670    $   .32     $   .31         5,245          5,984
Second              202,619       40,956        3,008        .51         .51         5,943          5,943
Third               210,584       41,422        2,778        .47         .47         5,898          5,899
Fourth              205,341       43,496        2,872        .48         .48         5,962          5,965
		  ---------    ---------    ---------
Year              $ 802,445    $ 162,275    $  10,328    $  1.79     $  1.76         5,765          5,949
		  =========    =========    =========

Fiscal Quarter
1994

First             $ 148,514    $  28,893    $     699    $   .15     $   .15         4,605          4,605
Second              163,950       32,746        1,718        .37         .34         4,619          5,718
Third               178,993       34,580        1,843        .40         .36         4,665          5,751
Fourth              169,481       35,001        2,026        .43         .39         4,694          5,820
		  ---------    ---------    ---------
Year              $ 660,938    $ 131,220    $   6,286    $  1.35     $  1.25         4,649          5,819
		  =========    =========    =========

(1) Calculated independently for each period and, consequently, the sum of the quarters may differ from the annual amount.

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 12



REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of Hughes Supply, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, share-holders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 27, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The financial statements of Hughes Supply, Inc. and its subsidiaries for the years ended January 28, 1994 and January 29, 1993 were audited by other independent accountants whose report dated March 17, 1994 expressed an unqualified opinion on those statements.


/s/ Price Waterhouse LLP

Orlando, Florida
March 15, 1995

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 13



CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

						  Fiscal Years Ended
				      January 27,     January 28,     January 29,
					 1995            1994            1993
Net Sales                            $  802,445      $  660,938      $  555,796
Cost of Sales                           640,170         529,718         447,373
				     ----------      ----------      ----------
Gross Profit                            162,275         131,220         108,423
				     ----------      ----------      ----------

Operating Expenses:
Selling, general and administrative     132,856         109,760          94,810
Depreciation and amortization             8,773           7,465           6,636
Provision for doubtful accounts           1,185           1,671           1,775
				     ----------      ----------      ----------
Total operating expenses                142,814         118,896         103,221
				     ----------      ----------      ----------

Operating Income                         19,461          12,324           5,202
				     ----------      ----------      ----------

Non-Operating Income and (Expenses):
Interest income                           2,284           1,856           1,865
Interest expense                         (4,875)         (4,610)         (4,760)
Other, net                                  553             988           1,709
				     ----------      ----------      ----------
					 (2,038)         (1,766)         (1,186)
				     ----------      ----------      ----------
Income Before Income Taxes               17,423          10,558           4,016

Income Taxes                              7,095           4,272           1,538
				     ----------      ----------      ----------
Net Income                           $   10,328      $    6,286      $    2,478
				     ==========      ==========      ==========

Earnings Per Share:
Primary                              $     1.79      $     1.35      $      .54
				     ==========      ==========      ==========
Fully diluted                        $     1.76      $     1.25      $      .54
				     ==========      ==========      ==========
Average Shares Outstanding:
Primary                                   5,765           4,649           4,564
				     ==========      ==========      ==========
Fully diluted                             5,949           5,819           4,592
				     ==========      ==========      ==========


The accompanying notes are an integral part of these consolidated financial statements.

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 14



CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
							       January 27,         January 28,
								   1995                1994
ASSETS

Current Assets:
Cash and cash equivalents                                      $    3,192          $    1,078
Accounts receivable, less allowance for
  losses of $4,787 and $3,914                                     122,143              97,765
 Inventories                                                      119,686              94,223
 Deferred income taxes                                              8,921               4,972
 Other current assets                                               6,479               5,532
							       ----------          ----------
  Total current assets                                            260,421             203,570
							       ----------          ----------
Property, Plant and Equipment, at cost:
 Land                                                              13,360              12,353
 Buildings and improvements                                        41,776              37,097
 Transportation equipment                                          19,409              19,674
 Furniture, fixtures and equipment                                 19,738              14,843
 Property under capital leases                                     10,794              10,794
							       ----------          ----------
  Total                                                           105,077              94,761

 Less accumulated depreciation and amortization                   (51,846)            (45,439)
							       ----------          ----------
  Net property, plant and equipment                                53,231              49,322
							       ----------          ----------
Deferred Income Taxes                                               1,999               2,210
Other Assets                                                       13,242               8,303
							       ----------          ----------
							       $  328,893          $  263,405
							       ==========          ==========

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 15



							       January 27,         January 28,
								   1995                1994
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
 Current portion of long-term debt                             $    1,019          $      898
 Accounts payable                                                  71,563              52,053
 Accrued compensation and benefits                                  9,723               7,257
 Other current liabilities                                         12,795               8,401
							       ----------          ----------
  Total current liabilities                                        95,100              68,609
							       ----------          ----------

Long-Term Debt, less current portion:
 Notes and subordinated debentures                                 97,857              95,367
 Capital lease obligations                                          3,061               3,859
							       ----------          ----------
  Total long-term debt                                            100,918              99,226
							       ----------          ----------
Other Noncurrent Liabilities                                        1,540               1,143
							       ----------          ----------
 Total liabilities                                                197,558             168,978
							       ----------          ----------

Commitments and Contingencies

Shareholders' Equity:
 Preferred stock, no par value; 10,000,000 shares authorized;
  none issued; preferences, limitations and relative rights
  to be established by the Board of Directors                          -                   -
 Common stock, par value $1 per share; 20,000,000
  and 10,000,000 shares authorized; 6,148,599
  and 5,075,670 shares issued                                       6,149               5,076
 Capital in excess of par value                                    37,722              15,410
 Retained earnings                                                 89,152              80,425
							       ----------          ----------
								  133,023             100,911

Less treasury stock, 108,988 shares and
 418,566 shares, at cost                                           (1,688)             (6,484)
							       ----------          ----------
  Total shareholders' equity                                      131,335              94,427
							       ----------          ----------
							       $  328,893          $  263,405
							       ==========          ==========


The accompanying notes are an integral part of these consolidated financial statements.

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 16



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands, except per share data)

							  Capital in
				    Common Stock          Excess of       Retained        Treasury Stock
				 Shares       Amount      Par Value       Earnings      Shares      Amount

Balance, January 31, 1992       5,453,249    $ 5,453      $  22,410       $ 70,785     901,155    $(13,960)

 Net income                            -          -              -           2,478          -           -
 Cash dividends -
  $.12 per share                       -          -              -            (502)         -           -
 Treasury shares issued                -          -              -              -         (100)          2
				---------    -------      ---------       --------    --------    --------
Balance, January 29, 1993       5,453,249      5,453         22,410         72,761     901,055     (13,958)

 Net income                            -          -              -           6,286          -           -
 Cash dividends -
  $.16 per share                       -          -              -            (724)         -           -
 Issuance of treasury
  shares for EDI merger          (374,998)      (375)        (5,434)            -     (374,998)      5,809
 Other acquisition                     -          -          (1,557)         2,158    (101,368)      1,570
 Treasury shares issued
  under stock option plans             -          -              -             (18)     (6,123)         95
 Purchase and retirement
  of common shares                 (2,581)        (2)            (9)           (38)         -           -
				---------    -------      ---------       --------    --------    --------
Balance, January 28, 1994       5,075,670      5,076         15,410         80,425     418,566      (6,484)

 Net income                            -          -              -          10,328          -           -
 Cash dividends -
  $.22 per share                       -          -              -          (1,290)         -           -
 Treasury shares contributed
  to employee benefit plan             -          -             243             -      (16,597)        257
 Conversion of subordinated
  convertible debentures
  into common stock             1,081,146      1,081         21,670             -           -           -
 Treasury shares issued
  under stock option plans             -          -              -            (141)    (44,341)        687
 Purchase and retirement
  of common shares                 (8,217)        (8)           (35)          (170)         -           -
 Acquisitions                          -          -             434             -     (248,640)      3,852
				---------    -------       --------       --------    --------    --------
Balance, January 27, 1995       6,148,599    $ 6,149       $ 37,722       $ 89,152     108,988    $ (1,688)
				=========    =======       ========       ========    ========    ========



The accompanying notes are an integral part of these financial statements.

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 17



CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

								     Fiscal Years Ended
						       January 27,       January 28,       January 29,
							  1995              1994              1993
Increase (Decrease) in Cash and Cash Equivalents:

 Cash flows from operating activities:
  Cash received from customers                        $  789,446        $  644,667        $  546,848
  Cash paid to suppliers and employees                  (776,441)         (638,724)         (535,645)
  Interest received                                        2,284             1,856             1,865
  Interest paid                                           (4,441)           (4,693)           (4,875)
  Income taxes paid                                       (8,631)           (5,361)           (1,677)
    Net cash provided by (used in)                    ----------        ----------        ----------
     operating activities                                  2,217            (2,255)            6,516
						      ----------        ----------        ----------

 Cash flows from investing activities:
  Proceeds from sale of property, plant
   and equipment                                             734               704             1,810
  Capital expenditures                                   (11,841)           (8,257)           (8,702)
  Business acquisitions, net of cash                     (11,099)           (3,934)               -
						      ----------        ----------        ----------
    Net cash used in investing activities                (22,206)          (11,487)           (6,892)
						      ----------        ----------        ----------

 Cash flows from financing activities:
  Net borrowings (payments) under short-term
   debt arrangements                                      23,953            16,733            (2,267)
  Proceeds from long-term debt                                -                 -              1,444
  Principal payments on:
   Long-term notes                                          (297)           (2,918)           (1,678)
   Capital lease obligations                                (725)             (660)             (602)
   Proceeds from issuance of common shares
    under stock option plans                                 546                77                -
   Purchase of common shares                                (213)              (49)               -
   Dividends paid                                         (1,161)             (616)             (502)
     Net cash provided by (used in)                   ----------        ----------        ----------
     financing activities                                 22,103            12,567            (3,605)
						      ----------        ----------        ----------

Net Increase (Decrease) in Cash and
 Cash Equivalents                                          2,114            (1,175)           (3,981)

Cash and Cash Equivalents, beginning of year               1,078             2,253             6,234
						      ----------        ----------        ----------
Cash and Cash Equivalents, end of year                $    3,192        $    1,078        $    2,253
						      ==========        ==========        ==========



The accompanying notes are an integral part of these consolidated financial statements.

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 18



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)


Note 1 - Summary of Significant Accounting Policies

Industry

Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies to the construction industry. Major product lines distributed by the Company include electrical, plumbing and electric utility equipment, building materials, water and sewer prod-ucts, heating and air conditioning equipment, and pipe, valves and fittings. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, and munici-pal and industrial accounts.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. The Company's minority invest-ment in affiliate is accounted for by the equity method.

Fiscal Year

The Company's fiscal year ends on the last Friday in January. Fiscal years 1995, 1994 and 1993 each contained 52 weeks.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

Property, Plant and Equipment

Buildings and equipment are depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

   Buildings and improvements                      5-40 years
   Transportation equipment                        2-7  years
   Furniture, fixtures and equipment               3-15 years
   Property under capital leases                  20-40 years

Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

Other Assets

The excess of cost over the fair value of net assets of purchased companies is being amortized by the straight-line method over 15 to 25 years.

Income  Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences.
Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Common Share

Primary earnings per share are based on the weighted average number of shares outstanding during each year plus the common stock equivalents issuable upon the exercise of stock options.
Unless the results are antidilutive, fully diluted earnings per share assumes the conversion of the 7% convertible subordinated deben-tures (after elimination of related interest expense, net of income tax effect) and exercise of stock options.

Deferred Employee Benefits

The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers and is included in other noncurrent liabilities.

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 19



Note 2 - Notes and Debentures Payable

Consolidated notes and debentures payable consist of the following:

					   January 27,    January 28,
					       1995           1994


7% Convertible subordinated debentures,
due 2011                                    $      -       $  22,960

Unsecured revolving bank notes under
 $130,000 credit agreement, payable
 June 30, 1997, fluctuating interest
 (6.0% to 6.1% at January 27, 1995)            61,025         45,375

Short-term instruments classified as
 long-term debt                                34,803         26,500

Other notes payable                             2,251            705
					    ---------      ---------
					       98,079         95,540
Less current portion                             (222)          (173)
					    ---------      ---------
					    $  97,857      $  95,367
					    =========      =========

On March 8, 1994, the Company issued a call for redemption of its outstanding 7% convertible subordinated debentures to take place on April 7, 1994. Of the $22,960 debentures outstanding at January 28, 1994, $22,889, or 99.7%, were converted into the Company's common stock at $21.17 per share or 47.2 common shares for each $1 face amount of debentures. This conversion resulted in the issuance of 1,081,146 common shares.

At January 27, 1995, the Company has a revolving credit and line of credit agreement with a group of banks which permits the Company to borrow up to $130,000 (subject to borrowing limita-tions discussed below) - $95,000 long-term, expiring June 30, 1997, and $35,000 line of credit convertible to a term note due two years from conversion date. The $35,000 line of credit backs commercial paper. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of senior funded debt to total capital, as defined, of .50 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately
$8,360 is available at January 27, 1995 for payment of dividends.

The Company has a bank line of credit for short-term borrowing aggregating $6,000 at January 27, 1995 and $2,000 at January 28,
1994 (subject to borrowing limitations under the long-term debt covenants) under which $1,500 was outstanding at January 28, 1994. There were no amounts outstanding at January 27, 1995.
The line provides for interest at market rates. The interest rate on short-term borrowing as of January 28, 1994 was 3.5%. In addition, the Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $34,803 and $25,000 as of January 27, 1995 and January 28, 1994 was 6.0%
and  3.2%, respectively.

The Company's credit facility enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $34,803 and $26,500 of short-term borrowings at January 27, 1995 and January 28, 1994, respectively, have been classified as long-term debt.

The carrying value of notes payable is a reasonable estimate of fair value since interest rates are based on prevailing market rates.

Maturities of long-term debt for each of the five years subsequent to January 27, 1995 and in the aggregate are as follows:

Fiscal Years Ending

1996                                     $     222
1997                                         1,620
1998                                        96,162
1999                                            67
2000                                             8
Later years                                     -
					 ---------
					 $  98,079
					 =========

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 20



Note 3 - Income Taxes

The components of deferred tax assets and liabilities are as follows:

					January 27,    January 28,
					    1995           1994

Deferred  tax  assets:
 Allowance for doubtful accounts         $  1,854       $  1,529
 Inventories                                2,866          1,435
 Capital leases                               590            646
 Property, plant and equipment                744            374
 Accrued vacation                             667            471
 Deferred compensation                        597            447
 Environmental clean-up costs                 216            183
 Other accrued liabilities                  3,222          2,179
 Other                                        214            250
					 --------       --------
  Total deferred assets                    10,970          7,514
					 --------       --------

Deferred tax liabilities:
 Operating leases                              42             -
 Intangible assets                              8             -
 Other                                         -             188
					 --------       --------
  Total deferred liabilities                   50            188
					 --------       --------

Net deferred tax asset before
 valuation allowance                       10,920          7,326
Valuation allowance                            -            (144)
					 --------       --------
  Net deferred tax asset                 $ 10,920       $  7,182
					 ========       ========

The net change in the valuation allowance was a decrease of $144, related to recognition of tax benefits arising from operating loss carryforwards.

The consolidated provision for income taxes consists of the following:

				       Fiscal Years Ended
			     January 27,    January 28,   January 29,
				1995           1994          1993

Currently payable:
 Federal                      $  9,302       $  4,433     $  2,998
 State                           1,531            626          436
			      --------       --------     --------
				10,833          5,059        3,434
			      --------       --------     --------

Deferred:
 Federal                        (3,545)          (978)      (1,415)
 State                            (193)           191         (481)
			      --------       --------     --------
				(3,738)          (787)      (1,896)
			      --------       --------     --------
			      $  7,095       $  4,272     $  1,538
			      ========       ========     ========

The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

				     Fiscal  Years  Ended
		  January 27, 1995    January  28, 1994    January 29, 1993
		   Amount       %      Amount       %       Amount       %
Tax computed
 at statutory
 Federal rate     $ 6,098     35.0    $ 3,695     35.0     $ 1,365     34.0
Effect of:
 State income tax,
  net of Federal
  benefit             870      5.0        531      5.0         (30)     (.7)
 Nondeductible
  purchase
  adjustments          38       .2         24       .2          14       .3
 Nondeductible
  expenses            330      1.9        117      1.1         103      2.6
 Other, net          (241)    (1.4)       (95)     (.8)         86      2.1
		  -------     ----    -------     ----     -------     ----
 Income tax
   expense        $ 7,095     40.7    $ 4,272     40.5     $ 1,538     38.3
		  =======     ====    =======     ====     =======     ====


Note 4 - Employee Benefit Plans

Profit Sharing and Employee Stock
Ownership Plans


The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Under the plan, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation are matched (in cash or stock) 50% by the Company. Additional annual contributions may be made at the discretion of the Board of Directors.

The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 27, 1995 and January 28, 1994, the plan owned approximately 172,000 and 157,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

Amounts charged to expense for these plans during the fiscal years ended in 1995, 1994 and 1993 were $1,157, $1,000 and $405, respectively.

Bonus Plans

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $935, $533 and $263 for the fiscal years ended in 1995, 1994 and 1993, respectively.

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 21



Stock Option Plans

The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,635,000 shares of common stock to key executive, management, and sales employees, and, with respect to 135,000 shares, to direc-tors. Under the plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May 1998, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

The employee plan also permits the granting of stock appreciation rights (SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combi-nation of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surren-dered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 27, 1995.

A summary of option transactions during each of the three fiscal years in the period ended January 27, 1995 is shown below:

				   Number of             Option Price
				    Shares                   Range

Under option, January 31, 1992
 (194,736 shares exercisable)       422,736             $12.25-$19.33
 Granted                             20,000             $12.00-$12.87
 Exercised                               -                         -
 Cancelled                          (36,294)            $12.25-$19.33
				    -------
Under option, January 29, 1993
 (253,442 shares exercisable)       406,442             $12.00-$17.63
 Granted                             12,000                    $16.25
 Exercised                           (6,023)            $12.25-$12.87
 Cancelled                          (12,835)            $12.00-$12.63
				    -------
Under  option, January  28, 1994
 (297,584 shares exercisable)       399,584             $12.00-$17.63
 Granted                            115,000             $18.13-$25.37
 Exercised                          (44,241)            $12.25-$12.63
 Cancelled                               -                         -
				    -------
Under  option, January  27,  1995
 (339,343 shares exercisable)       470,343             $12.00-$25.37
				    =======

There were 640,658 and 755,658 shares available for the granting of options at January 27, 1995 and January 28, 1994, respectively.

Supplemental Executive
Retirement Plan

The Company has entered into agreements with certain key execu-tive officers, providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $390, $166 and $158 in fiscal 1995, 1994 and 1993, respectively.

Note 5 - Commitments and
Contingencies

Lease  Commitments

A portion of the Company's operations are conducted from locations leased under capital leases from a corporation which is owned by three of the directors of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,165 for each of the three years in the period ended January 27, 1995. Property under capital leases is included in the consolidated balance sheets as follows:

					  January 27,     January 28,
					     1995            1994

Property under capital leases
 (consisting of land and buildings)        $ 10,794        $ 10,794
Accumulated amortization                     (8,458)         (7,864)
					   --------        --------
					   $  2,336        $  2,930
					   ========        ========

In addition, rents under operating leases paid to this related corpora-tion were $400, $396 and $399 in 1995, 1994 and 1993, respectively.


- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 22



Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year as of January 27, 1995, are as follows:

					    Capital      Operating
Fiscal Years Ending                          Leases        Leases

1996                                        $  1,165      $  6,372
1997                                           1,165         5,165
1998                                           1,165         4,774
1999                                             562         3,749
2000                                             361         2,458
Later years                                      584         5,512
					    --------      --------
Total minimum lease payments                   5,002      $ 28,030
							  ========
Less amount representing interest             (1,144)
					    --------
Present value of net minimum
 lease payments                                3,858
Less current portion                            (797)
					    --------
					    $  3,061
					    ========

Lease-related expenses are as follows:

					       Fiscal Years Ended
				   January 27,     January 28,     January 29,
				       1995            1994            1993

Capital lease amortization            $  594          $  594          $  594
Capital lease interest expense           440             505             564
Operating lease rentals                6,843           5,872           5,210


Guarantees of  Affiliate Debt

A wholly-owned subsidiary of the Company owns a 20% interest in Accord Industries Company ("Accord"), a joint venture formed from the Company's sale of its manufacturing operations in 1990.
As partial consideration for the sale, the Company received $2,750 in notes receivable, part of which is convertible into an additional partnership interest in Accord of up to 29%.

In connection with the investment in Accord, the Company guaran-teed $500 of Accord's indebtedness to a bank and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $1,840 as of January 27, 1995.


Legal Matters

The Company is involved in various legal proceedings incident to the conduct of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.


Note 6 - Common Stock

On May 24, 1994, the shareholders approved an amendment to the articles of incorporation of the Company increasing the number of authorized shares of common stock to 20,000,000 shares, $1.00 par value per share.


Note 7 - Preferred Stock

The Company's Board of Directors established Series A Junior
Participating Preferred Stock (Series A Stock) consisting of 300,000 shares. Each share of Series A Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series
A Stock shall have a minimum cumulative preferential quarterly divi-dend rate equal to the greater of $1.25 per share or 100 times the aggregate per share amount of the dividend declared on common stock. In the event of liquidation, shares of Series A Stock will be enti-tled to the greater of $100 per share plus any accrued and unpaid div-idend or 100 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the share-holder rights plan referred to below.

The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock. If certain sub-sequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a per-son or group. The rights expire on June 2, 1998 unless sooner termi-nated in accordance with the rights plan.


Note 8 - Concentration of Credit Risk

The Company sells its products in the major areas of construction markets in certain states of the southeast and midwest United States. Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in the Southeast; however, concentration of credit risk with respect to trade accounts


- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 23



receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 2% of annual sales. The Company performs ongoing credit evalu-ations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.


Note 9 - Business Combinations

During fiscal years 1995 and 1994, the Company acquired several wholesale distributors of materials to the construction industry that were accounted for as purchases. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

				      Fiscal Years Ended
				 January 27,         January 28,
				    1995                1994

Fair value of:
  Assets acquired              $   28,396          $    8,421
  Liabilities assumed              (7,269)             (4,487)
			       ----------          ----------
  Purchase price               $   21,127          $    3,934
			       ==========          ==========

Consideration in fiscal 1995 included 248,640 shares of common stock (fair value $4,286) issued, a note for $1,525 and amounts payable of $4,217.

The following table reflects the unaudited pro forma combined results of operations, assuming the fiscal 1995 acquisitions had occurred at the beginning of each year presented:

				       Fiscal Years Ended
				January 27,         January 28,
				    1995                1994

Net sales                      $  886,466          $  724,148
Net income                         12,086               6,916
Earnings per share:
  Primary                            2.02                1.41
  Fully diluted                      1.98                1.30

The pro forma information does not purport to be indicative of the results which actually would have occurred had the acquisitions been in effect during the periods presented, or of results which may occur in the future.


Note 10 - Supplemental Cash Flows Information

The following is a reconciliation of net income to
net cash provided by (used in) operating activities:
											       Fiscal Years Ended
									     January 27, 1995   January 28, 1994   January 29, 1993

Net income                                                                       $ 10,328           $  6,286           $  2,478
Adjustments to reconcile net income to net cash provided
 by (used in) operating activities:
  Depreciation                                                                      7,934              6,703              5,863
  Amortization                                                                        839                762                773
  Provision for doubtful accounts                                                   1,185              1,671              1,775
  Gain on sale of property, plant and equipment                                      (284)              (264)            (1,012)
  Undistributed earnings of affiliate                                                (139)              (171)              (135)
  Treasury shares contributed to employee benefit plan                                500                 -                  -
  Changes in assets and liabilities, net of effects of business acquisitions:
   (Increase) decrease in:
    Accounts receivable                                                           (13,129)           (16,824)            (9,499)
    Inventories                                                                   (16,057)            (4,209)                60
    Refundable income taxes                                                            -                  -                 530
    Other current assets                                                             (813)               (97)             1,195
    Other assets                                                                     (218)               178                 31
   Increase (decrease) in:
    Accounts payable and accrued expenses                                          12,776              4,704              7,473
    Accrued interest and income taxes                                               2,636               (461)             1,112
    Other noncurrent liabilities                                                     397                178                158
   Increase in deferred income taxes                                               (3,738)              (711)            (1,896)
										 --------           --------           --------
Net cash provided by (used in) operating activities                              $  2,217           $ (2,255)          $  6,516
										 ========           ========           ========

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 24



MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Sales

Net sales were $802.4 million, a 21% increase over fiscal 1994 sales of $660.9 million. Fiscal 1993 net sales totaled $555.8 million. Newly-opened and acquired wholesale outlets accounted for approximately
40% of the increase in fiscal 1995 and 16% of the increase in fiscal 1994. The number of wholesale outlets has grown to 170 from 117 at the beginning of fiscal 1993.

During fiscal 1995, construction activity in our markets remained strong despite rising interest rates. Commercial and industrial construction activity rebounded in fiscal 1995 while residential con-struction slowed after a strong fiscal 1994. In fiscal 1994 the markets were positively impacted by a favorable interest rate environment.

Construction activity is expected to remain strong during fiscal 1996. Sales for the Company should continue to climb with increased commercial and industrial construction and the continuation of the Company's acquisition program.

Gross Margin

Gross margins (gross profit expressed as a percent of sales) for fiscal years 1995, 1994 and 1993 were 20.2%, 19.9% and 19.5%, respectively. The improvement in gross margins reflects more efficient purchasing which is attributable to increased volume and a greater concentration of supply sources resulting from the Company's preferred vendor program.

Operating Expenses

Control over operating expenses has continued to improve. As a percentage of sales, the Company has lowered these expenses to 17.8% in fiscal 1995 from 18.0% and 18.6% in fiscal 1994 and 1993, respectively. This trend should continue as recent acquisitions are more completely integrated into our distribution system and with anticipated sales growth.

As a result of adherence to strict credit standards, charge-offs of uncollectible accounts has declined. In addition, collection efforts have produced increased recoveries. Consequently, the provision for doubtful accounts has decreased to $1.2 million in fiscal 1995 compared to $1.7 million and $1.8 million in fiscal 1994 and 1993, respectively.

Operating expenses in fiscal 1995 were $142.8 million, a 20% increase over the prior year. Newly-opened wholesale outlets and recent acquisitions accounted for approximately 45% of the increase. Most of the remainder of the increase is due to personnel and other costs, such as transportation and insurance, associated with the growth in sales. The fiscal 1994 operating expense increase of $15.7 million over fiscal 1993 is attributable to personnel costs supporting the growth in the Company's operations and newly-opened and acquired wholesale outlets.

Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. Rather than incur additional costs to restore and upgrade tanks as required by regulations, the Company opted to remove the existing tanks. Over the past several years the Company has removed these underground fuel tanks and, in the process, identified certain tanks with leaks which required remedial cleanups. When the liability for these costs was determined in a prior year, the Company accrued as an operating expense the estimated future costs of removing the fuel tanks and environmental cleanup. During fiscal 1995, 1994 and 1993, there were no significant expenses associated with the cleanup.

Non-Operating Income and Expenses

Interest income increased to $2.3 million in fiscal 1995 from $1.9 million in fiscal 1994 primarily as a result of sales growth and recent acquisitions. The majority of interest income is generated by the collection of service charge income on delinquent accounts receivable.

Interest expense has fluctuated only moderately over the last three fiscal years. The increase of $.3 million in fiscal 1995 over 1994 was attributable to higher interest rates partially offset by lower borrowing levels (due primarily to the conversion of $23 million of subordinated debentures). The annual interest savings from the conversion amount to approximately $1.6 million. Interest expense in fiscal 1994 was lower by $.2 million compared to the prior year due to lower borrowing rates even though borrowing levels were higher.

Income Taxes

The effective tax rates were 40.7%, 40.5% and 38.3% in fiscal years 1995, 1994 and 1993, respectively. The increase over the fiscal 1993 rate is primarily due to Federal tax law changes which increased the statutory Federal tax rate from 34% to 35% in fiscal 1994.

Liquidity and Capital Resources

Working capital has continued to grow, reaching $165.3 million in fiscal 1995. Fiscal 1994 and 1993 working capital was $135.0 million

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 25



and $113.6 million, respectively. Current assets continue to comprise more than 75% of total assets. The working capital ratio was 2.74 to 1, 2.97 to 1 and 2.84 to 1 for fiscal years 1995, 1994 and 1993, respectively.

The Company typically becomes less liquid in expansionary periods when sales volumes are increasing requiring higher levels of inven-tories and receivables to support the growth. However, days cost of sales in average inventory in fiscal 1995 improved to 60.15 compared to 60.86 and 68.26 in fiscal 1994 and 1993, respectively. Days sales in average receivables was 51.28, 49.85 and 50.05 in fiscal years 1995, 1994 and 1993, respectively.

The Company generated $2.2 million in cash from operations in fiscal 1995 compared to cash used of $2.3 million in fiscal 1994 and $6.5 million generated in fiscal 1993. The changes are due primarily to fluctuations in accounts receivable, inventories and accounts payable.

In fiscal 1995, the Company invested $11.8 million for property and equipment and $11.1 million for business acquisitions, which added 20 wholesale outlets to the Company's operations and expanded its geographic markets to the midwest United States. Capital expendi-tures for fiscal 1996 are expected to be approximately $12 million.

To finance increases in working capital, capital expenditures and recent acquisitions, net borrowing under short-term debt arrange-ments amounted to $24.0 million and $16.7 million in fiscal years 1995 and 1994, respectively, compared to $2.3 million payments in fiscal year 1993. The Company used $1.2 million to fund dividend payments during fiscal year 1995. Over the past three years, the Company's annual dividend has grown from $.12 to $.22 per share.

In March 1994, the Company issued a call for redemption of its 7% convertible subordinated debentures. Substantially all of the outstanding debentures were converted into common stock, which resulted in an increase of approximately $23 million in shareholders' equity and a corresponding decrease of long-term debt. As a result of the conversion, approximately 1 million new shares of common stock were issued.

The Company currently maintains sufficient borrowing capacity to take advantage of growth and business acquisition opportunities.
The Company's bank financing was amended in fiscal 1995 to increase the Company's borrowing capacity. It now consists of a $130 million unsecured credit facility, which includes a $95 million long-term revolving credit facility and a $35 million line of credit convertible to a term note, as well as a short-term line of credit totaling $6 million.

The Company's financial condition remains strong. The Company believes that it has the resources necessary, with approximately
$40 million of unused debt capacity (subject to borrowing limitations under long-term debt covenants), to fund ongoing operating requirements. Future expansion will be financed on a project-by-project basis through additional borrowing or, if circum-stances are more favorable, through the issuance of common stock.

Inflation and Changing Prices

The Company is cognizant of the potentially adverse effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. The Company attempts to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past three years) and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.

- ---------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 26



SELECTED FINANCIAL DATA
(in thousands, except per share data and ratios)


								Fiscal Years Ended (1)(2)

						    1995           1994           1993           1992
Net sales                                        $ 802,445      $ 660,938      $ 555,796      $ 509,192
Cost of sales                                    $ 640,170      $ 529,718      $ 447,373      $ 410,132
Gross margin                                         20.2%          19.9%          19.5%          19.5%

Selling, general and administrative expenses     $ 132,856      $ 109,760      $  94,810      $  91,114
  % of sales                                         16.6%          16.6%          17.1%          17.9%
Depreciation and amortization                    $   8,773      $   7,465      $   6,636      $   7,149
Provision for doubtful accounts                  $   1,185      $   1,671      $   1,775      $   2,542
Operating income (loss)                          $  19,461      $  12,324      $   5,202      $  (1,745)

Operating margin                                      2.4%           1.9%            .9%           (.3%)
Interest and other income                        $   2,837      $   2,844      $   3,574      $   1,913
Interest expense                                 $   4,875      $   4,610      $   4,760      $   5,991
Income (loss) before income taxes                $  17,423      $  10,558      $   4,016      $  (5,823)
  % of sales                                          2.2%           1.6%            .7%          (1.1%)
Income taxes (benefits)                          $   7,095      $   4,272      $   1,538      $  (1,964)
Net income (loss)                                $  10,328      $   6,286      $   2,478      $  (3,859)
  % of sales                                          1.3%           1.0%            .4%           (.8%)
Net income (loss) per share
  Primary                                        $    1.79      $    1.35      $     .54      $    (.85)
  Fully diluted                                  $    1.76      $    1.25      $     .54      $    (.85)

Average number of shares outstanding
  Primary                                            5,765          4,649          4,564          4,552
  Fully diluted                                      5,949          5,819          4,592          4,552
Cash dividends per share                         $     .22      $     .16      $     .12      $     .24

Long-term debt, less current portion             $ 100,918      $  99,226      $  81,320      $  76,342
Shareholders' equity                             $ 131,335      $  94,427      $  86,666      $  84,688
Total assets                                     $ 328,893      $ 263,405      $ 230,738      $ 223,721

Return on equity (3)                                 10.9%           7.3%           2.9%          (4.3%)
Leverage(total assets/shareholders' equity)           2.50           2.79           2.66           2.64
Return on assets (3)                                  3.9%           2.7%           1.1%          (1.7%)
Capital expenditures (4)                         $  11,841      $   8,257      $   8,702      $   4,992


(1) The Company's fiscal year ends on the last Friday in January.
(2) All data adjusted for fiscal 1986 and fiscal 1994 poolings of interest and three-for-two stock split declared May 17, 1988.

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - PAGE 27



					 Fiscal Years Ended (1)(2)

       1991           1990           1989           1988           1987           1986           1985
    $ 576,388      $ 557,769      $ 529,306      $ 458,079      $ 372,687      $ 351,832      $ 336,466
    $ 463,027      $ 443,914      $ 419,890      $ 362,355      $ 300,141      $ 284,259      $ 271,449
	19.7%          20.4%          20.7%          20.9%          19.5%          19.2%          19.3%

    $  93,538      $  86,403      $  79,538      $  69,097      $  52,070      $  48,385      $  44,915
	16.2%          15.5%          15.0%          15.1%          14.0%          13.8%          13.3%
    $   9,199      $   9,127      $   8,759      $   6,742      $   5,407      $   4,793      $   4,278
    $   2,606      $   2,529      $   1,370      $   1,602      $     541      $   1,239      $   1,139
    $   8,018      $  15,796      $  19,749      $  18,283      $  14,528      $  13,156      $  14,685

	 1.4%           2.8%           3.7%           4.0%           3.9%           3.7%           4.4%
    $   4,078      $   2,800      $   3,615      $   2,575      $   2,548      $   1,761      $   1,589
    $   8,026      $   7,360      $   6,628      $   4,203      $   3,447      $   2,623      $   3,362
    $   4,070      $  11,236      $  16,736      $  16,655      $  13,629      $  12,294      $  12,912
	  .7%           2.0%           3.2%           3.6%           3.7%           3.5%           3.8%
    $   1,654      $   4,443      $   6,456      $   7,211      $   6,701      $   5,589      $   5,847
    $   2,416      $   6,793      $  10,280      $   9,444      $   6,928      $   6,705      $   7,065
	  .4%           1.2%           1.9%           2.1%           1.9%           1.9%           2.1%

    $     .51      $    1.31      $    1.95      $    1.76      $    1.32      $    1.25      $    1.34
    $     .51      $    1.24      $    1.77      $    1.61      $    1.24      $    1.25      $    1.34


	4,731          5,181          5,262          5,376          5,247          5,358          5,268
	4,731          6,276          6,372          6,467          6,090          5,358          5,268
    $     .36      $     .35      $     .31      $     .27      $     .25      $     .21      $     .21

    $  85,626      $  82,855      $  76,122      $  63,069      $  36,954      $  20,908      $  21,853
    $  89,548      $  95,411      $  93,656      $  85,565      $  78,826      $  73,879      $  68,117
    $ 226,019      $ 242,626      $ 230,064      $ 207,618      $ 167,494      $ 139,918      $ 127,671

	 2.5%           7.3%          12.0%          12.0%           9.4%           9.8%          11.6%
	 2.52           2.54           2.46           2.43           2.12           1.89           1.87
	 1.0%           3.0%           5.0%           5.6%           5.0%           5.3%           5.8%
    $   7,172      $  10,749      $   9,856      $  15,234      $  11,318      $   5,635      $   7,866


(3) Ratios based on balance sheet at beginning of year.
(4) Excludes capital leases.

- ----------------------------------------------------------------------
1995 ANNUAL REPORT - INSIDE BACK COVER



SHAREHOLDER INFORMATION

The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of March 1, 1995 was 1,116. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K
AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL
BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST.
REQUESTS SHOULD BE DIRECTED TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802


TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005


ANNUAL MEETING

Tuesday, May 23, 1995, at 10:00 AM
3rd floor of Park Building
Sun Bank Center
200 South Orange Avenue
Orlando, Florida 32801


GENERAL COUNSEL

Maguire, Voorhis & Wells, P.A.
Orlando, Florida


AUDITORS

Price Waterhouse LLP
Orlando, Florida


DIRECTORS

David H. Hughes
Chairman of the Board

John D. Baker, II
President, Florida Rock Industries, Inc.

Robert N.  Blackford
Attorney, Maguire, Voorhis & Wells, P.A.

John B. Ellis
Retired, formerly Senior Vice President-Finance and
Treasurer, Genuine Parts Company.

A. Stewart Hall, Jr.

Clifford M. Hames
Retired, formerly Vice Chairman of the Board, Sun Bank, N.A.

Russell V. Hughes

Vincent S. Hughes

Herman B. McManaway
Retired, formerly Vice President, Ruddick Corporation and
President, Ruddick Investment Co.

Donald C. Martin
Retired, formerly President, Electrical Distributors, Inc.



CORPORATE HEADQUARTERS

Hughes Supply, Inc.
20 North Orange Avenue
Orlando, Florida 32801
Telephone: 407-841-4755


EXECUTIVE OFFICERS
AND MANAGEMENT

David H. Hughes
Chairman of the Board and
Chief Executive Officer

A. Stewart Hall, Jr.
President and Chief Operating Officer

Robert N. Blackford
Secretary

Jacquel K. Clark
Assistant Secretary & Assistant Treasurer

Jasper L. Holland, Jr.
Regional Vice President

Clyde E. Hughes
Regional Vice President

Russell V. Hughes
Vice President

Vincent S. Hughes
Vice President

Kenneth H. Stephens
Regional Vice President

Sidney J. Strickland, Jr.
Vice President, Purchasing and Administration

Gradie E. Winstead, Jr.
Regional Vice President

Peter J. Zabaski
Regional Vice President

J. Stephen Zepf
Treasurer & Chief Financial Officer