Form 10-K405, Exhibit 13
period 1996-01-26
HUGHES SUPPLY INC
filed 1996-03-26
CIK 49029

HUGHES SUPPLY, INC. ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 Fiscal Years Ended
                                                      -----------------------------------------
                                                      JANUARY 26,    January 27,    January 28,
                                                          1996           1995           1994
                                                      -----------    -----------    -----------
Net Sales .........................................   $ 1,082,179    $   875,459    $   734,958
Cost of Sales .....................................       858,573        699,132        590,466
                                                      -----------    -----------    -----------
Gross Profit ......................................       223,606        176,327        144,492
                                                      -----------    -----------    -----------

Operating Expenses:
  Selling, general and administrative .............       181,284        144,256        121,645
  Depreciation and amortization ...................        10,585          9,056          7,800
  Provision for doubtful accounts .................         1,849          1,381          1,938
                                                      -----------    -----------    -----------
    Total operating expenses ......................       193,718        154,693        131,383
                                                      -----------    -----------    -----------

Operating Income ..................................        29,888         21,634         13,109
                                                      -----------    -----------    -----------
Non-Operating Income and (Expenses):
  Interest and other income .......................         4,605          2,848          2,981
  Interest expense ................................        (7,484)        (5,284)        (5,055)
                                                      -----------    -----------    -----------
                                                           (2,879)        (2,436)        (2,074)
                                                      -----------    -----------    -----------

Income Before Income Taxes ........................        27,009         19,198         11,035

Income Taxes ......................................        10,959          7,713          4,511
                                                      -----------    -----------    -----------
Net Income ........................................   $    16,050    $    11,485    $     6,524
                                                      ===========    ===========    ===========
Earnings Per Share:
  Primary .........................................   $      2.34    $      1.83    $      1.27
                                                      ===========    ===========    ===========
  Fully diluted ...................................   $      2.31    $      1.81    $      1.19
                                                      ===========    ===========    ===========

Average Shares Outstanding:
  Primary .........................................         6,856          6,259          5,143
                                                      ===========    ===========    ===========
  Fully diluted ...................................         6,935          6,443          6,313
                                                      ===========    ===========    ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                 JANUARY 26,  January 27,
                                                                                     1996        1995
                                                                                 -----------  -----------
ASSETS
Current Assets:
  Cash and cash equivalents ...................................................   $   3,432   $   3,485
  Accounts receivable, less allowance for
    losses of $4,671 and $5,042 ...............................................     143,354     131,907
  Inventories .................................................................     132,524     125,159
  Deferred income taxes .......................................................      10,397       8,921
  Other current assets ........................................................       7,778       6,551
                                                                                  ---------   ---------
    Total current assets ......................................................     297,485     276,023

  Property and Equipment, Net .................................................      57,697      54,618
  Deferred Income Taxes .......................................................       2,430       2,095
  Other Assets ................................................................      21,484      13,380
                                                                                  ---------   ---------
                                                                                  $ 379,096   $ 346,116
                                                                                  =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt ...........................................   $   2,551   $   1,393
  Accounts payable ............................................................      84,875      78,275
  Accrued compensation and benefits ...........................................      12,622       9,823
  Other current liabilities ...................................................      16,925      13,738
                                                                                  ---------   ---------
    Total current liabilities .................................................     116,973     103,229

Long-Term Debt ................................................................     106,215     105,243
Other Noncurrent Liabilities ..................................................       1,765       1,540
                                                                                  ---------   ---------
    Total liabilities .........................................................     224,953     210,012
                                                                                  ---------   ---------
Commitments and Contingencies (Note 7)

Shareholders' Equity:
  Preferred stock, no par value; 10,000,000
    shares authorized; none issued; preferences,
    limitations and relative rights to be
    established by the Board of Directors .....................................           -           -
  Common stock, par value $1 per share; 20,000,000 shares
    authorized; 6,798,462 and 6,613,757 shares issued .........................       6,798       6,614
  Capital in excess of par value ..............................................      40,553      37,653
  Retained earnings ...........................................................     106,792      93,525
                                                                                  ---------   ---------
                                                                                    154,143     137,792
  Less treasury stock, no shares and 108,988 shares, at cost ..................           -      (1,688)
                                                                                  ---------   ---------
    Total shareholders' equity ................................................     154,143     136,104
                                                                                  ---------   ---------
                                                                                  $ 379,096   $ 346,116
                                                                                  =========   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

HUGHES SUPPLY, INC. ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     Common Stock      Capital in                   Treasury Stock
                                                 -------------------    Excess of    Retained    -------------------
                                                   Shares     Amount    Par Value    Earnings     Shares      Amount
                                                 ---------    ------   ----------    --------    --------     ------
Balance, January 29, 1993,
 as previously reported ......................   5,453,249    $5,453     $22,410     $ 72,761     901,055    $(13,958)
  Adjustment for poolings of interests .......     439,057       439        (276)       3,251           -           -
                                                 ---------    ------     -------     --------    --------    --------
Balance, January 29, 1993, as restated .......   5,892,306     5,892      22,134       76,012     901,055     (13,958)
  Net income .................................           -         -           -        6,524           -           -
  Cash dividends -
   $.16 per share ............................           -         -           -         (724)          -           -
   Pooled company ............................           -         -           -          (13)          -           -
  Issuance of treasury shares
   for EDI merger ............................    (374,998)     (375)     (5,434)           -    (374,998)      5,809
  Other acquisition ..........................           -         -      (1,557)       2,158    (101,368)      1,570
  Treasury shares issued
   under stock option plans ..................           -         -           -          (18)     (6,123)         95
  Purchase and retirement
   of common shares ..........................      (2,581)       (2)         (9)         (38)          -           -
                                                 ---------    ------     -------     --------    --------    --------
Balance, January 28, 1994 ....................   5,514,727     5,515      15,134       83,901     418,566      (6,484)

  Net income .................................           -         -           -       11,485           -           -
  Cash dividends -
   $.22 per share ............................           -         -           -       (1,290)          -           -
   Pooled company ............................           -         -           -          (27)          -           -
  Treasury shares contributed
   to employee benefit plan ..................           -         -         243            -     (16,597)        257
  Conversion of subordinated
   convertible debentures into
   common stock ..............................   1,081,146     1,081      21,670            -           -           -
  Stock dividend by pooled company ...........      26,101        26         207         (233)          -           -
  Treasury shares issued
   under stock option plans ..................           -         -           -         (141)    (44,341)        687
  Purchase and retirement
   of common shares ..........................      (8,217)       (8)        (35)        (170)          -           -
  Other acquisitions .........................           -         -         434            -    (248,640)      3,852
                                                 ---------    ------     -------     --------    --------    --------
Balance, January 27, 1995 ....................   6,613,757     6,614      37,653       93,525     108,988      (1,688)

  Net income .................................           -         -           -       16,050           -           -
  Cash dividends -
   $.30 per share ............................           -         -           -       (1,971)          -           -
   Pooled company ............................           -         -           -          (15)          -           -
  Stock dividend by pooled company ...........      28,710        29         260         (289)          -           -
  Shares issued under stock option plans .....       6,657         6          74         (154)    (86,984)      1,347
  Purchase and retirement of
   common shares .............................     (19,642)      (20)       (146)        (354)          -           -
  Other acquisitions .........................     168,980       169       2,712            -     (22,004)        341
                                                 ---------    ------     -------     --------    --------    --------
BALANCE, JANUARY 26, 1996 ....................   6,798,462    $6,798     $40,553     $106,792           -    $      -
                                                 =========    ======     =======     ========    ========    ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
                                                                                Fiscal Years Ended
                                                                    -----------------------------------------
                                                                    JANUARY 26,    January 27,    January 28,
                                                                        1996           1995           1994
                                                                    -----------    -----------    -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
    Cash received from customers ................................   $ 1,073,951    $   861,732    $   718,603
    Cash paid to suppliers and employees ........................    (1,034,589)      (846,357)      (712,125)
    Interest received ...........................................         3,454          2,323          2,001
    Interest paid ...............................................        (7,273)        (4,825)        (5,134)
    Income taxes paid ...........................................       (15,230)        (9,181)        (5,544)
                                                                    -----------    -----------    -----------
      Net cash provided by (used in) operating activities .......        20,313          3,692         (2,199)
                                                                    -----------    -----------    -----------

  Cash flows from investing activities:
    Capital expenditures ........................................       (11,853)       (11,915)        (8,885)
    Proceeds from sale of property and equipment ................         1,228            743            709
    Business acquisitions, net of cash ..........................       (10,009)       (11,099)        (3,934)
                                                                    -----------    -----------    -----------
      Net cash used in investing activities .....................       (20,634)       (22,271)       (12,110)
                                                                    -----------    -----------    -----------

  Cash flows from financing activities:
    Net borrowings under short-term
      debt arrangements .........................................         6,245         23,832         16,733
    Proceeds from issuance of long-term debt ....................             _              _            580
    Principal payments on:
      Long-term notes ...........................................        (4,150)        (1,266)        (2,918)
      Capital lease obligations .................................          (844)          (725)          (660)
    Proceeds from issuance of common shares
      under stock option plans ..................................         1,273            546             77
    Purchase of common shares ...................................          (520)          (213)           (49)
    Dividends paid ..............................................        (1,736)        (1,188)          (629)
                                                                    -----------    -----------    -----------
      Net cash provided by financing activities .................           268         20,986         13,134
                                                                    -----------    -----------    -----------

Net Increase (Decrease) in Cash and Cash Equivalents ............           (53)         2,407         (1,175)

Cash and Cash Equivalents, beginning of year ....................         3,485          1,078          2,253
                                                                    -----------    -----------    -----------
Cash and Cash Equivalents, end of year ..........................   $     3,432    $     3,485    $     1,078
                                                                    ===========    ===========    ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

HUGHES SUPPLY, INC. ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

INDUSTRY

Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction industry. Major product lines distributed by the Company include electrical, plumbing and electric utility equipment, building materials, pool equipment and supplies, water and sewer products, heating and air conditioning equipment and supplies, water systems and industrial pipe, valves and fittings. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, municipal and industrial accounts.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of companies acquired and accounted for as poolings of interests. Results of operations of companies purchased and immaterial poolings are included from dates of acquisition. The Company's minority investment in affiliate is accounted for by the equity method.

FISCAL YEAR

The Company's fiscal year ends on the last Friday in January. Fiscal years 1996, 1995 and 1994 each contained 52 weeks.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

PROPERTY AND EQUIPMENT

Buildings and equipment are depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

    Buildings and improvements                            5-40 years
    Transportation equipment                               2-7 years
    Furniture, fixtures and equipment                     3-10 years
    Property under capital leases                        20-40 years

Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

OTHER ASSETS

The excess of cost over the fair value of net assets of purchased companies ($16,637 and $8,806 at January 26, 1996 and January 27, 1995, respectively, net of accumulated amortization) is being amortized by the straight-line method over 15 to 25 years.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the excess of cost over the fair value of net assets of purchased companies or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

REVENUE RECOGNITION

The Company recognizes revenue from product sales when goods are received by customers.

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

EARNINGS PER COMMON SHARE

Primary earnings per share are based on the weighted average number of shares outstanding during each year plus the common stock equivalents issuable upon the exercise of stock options. Fully diluted earnings per share assumes the conversion of 7% convertible subordinated debentures (after elimination of related interest expense, net of income tax effect) and exercise of stock options.

DEFERRED EMPLOYEE BENEFITS

The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers and is included in other noncurrent liabilities.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BUSINESS COMBINATIONS

On August 1, 1995, the Company acquired all the common stock of Moore Electric Supply, Inc. ("Moore") in exchange for 316,000 shares of the Company's common stock. Moore is a wholesale distributor of electrical products with five outlets in North Carolina and South Carolina.

On December 18, 1995, the Company acquired all the common stock of Florida Pipe & Supply Company ("FPS") in exchange for 178,000 shares of the Company's common stock. FPS is a wholesale distributor of industrial pipe, valves and fittings with one outlet in Florida.

The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Moore and FPS. Moore's and FPS's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

Net sales and net income of the separate companies for the periods preceding the acquisitions were as follows:

                                                      Net        Net
                                                     Sales     Income
                                                   -------------------
Six months ended July 31, 1995
 (unaudited):
    Hughes, as previously reported .............   $494,239   $  6,681
    Moore ......................................     32,297      1,023
                                                   --------   --------
    Combined ...................................   $526,536   $  7,704
                                                   ========   ========

Nine months ended October 31, 1995
 (unaudited):
    Hughes, as previously reported .............   $805,575   $ 11,732
    FPS ........................................     14,762        520
                                                   --------   --------
    Combined ...................................   $820,337   $ 12,252
                                                   ========   ========

Fiscal year ended January 27, 1995:
    Hughes, as previously reported .............   $802,445   $ 10,328
    Moore ......................................     54,115        423
    FPS ........................................     18,899        734
                                                   --------   --------
    Combined ...................................   $875,459   $ 11,485
                                                   ========   ========

Fiscal year ended January 28, 1994:
    Hughes, as previously reported .............   $660,938   $  6,286
    Moore ......................................     54,854        358
    FPS ........................................     19,166       (120)
                                                   --------   --------
    Combined ...................................   $734,958   $  6,524
                                                   ========   ========

During fiscal years 1996, 1995 and 1994, the Company acquired several wholesale distributors of materials to the construction industry that were accounted for as purchases. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                             1996         1995
                                         ----------------------
Land ..................................  $  14,380    $  13,415
Buildings and improvements ............     45,996       42,850
Transportation equipment ..............     20,265       19,930
Furniture, fixtures and equipment .....     24,129       21,045
Property under capital leases .........     10,551       10,794
                                         ---------    ---------
                                           115,321      108,034
Less accumulated depreciation
  and amortization ....................    (57,624)     (53,416)
                                         ---------    ---------
                                         $  57,697    $  54,618
                                         =========    =========

NOTE 4 - LONG-TERM DEBT

Long-term debt consists of the following:

                                             1996         1995
                                         ----------------------
Unsecured revolving bank notes under
  $160,000 credit agreement, payable
  June 30, 1998, fluctuating interest
  (6.3% to 6.4% at January 26, 1996) ..  $  68,300    $  61,025
Short-term instruments classified as
  long-term debt ......................     35,200       34,803
Other notes payable ...................      2,252        6,950
Capital lease obligations .............      3,014        3,858
                                         ---------    ---------
                                           108,766      106,636
Less current portion ..................     (2,551)      (1,393)
                                         ---------    ---------
                                         $ 106,215    $ 105,243
                                         =========    =========

On July 31, 1995, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement, as amended, now permits the Company to borrow up to $160,000 (subject to borrowing limitations under the agreement) - $125,000 long-term, expiring June 30, 1998, and $35,000 line of credit convertible to a term note due two years from conversion date. The $35,000 line of credit backs commercial paper. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of
 .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .55 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $13,480 is available at January 26, 1996 for payment of dividends.

HUGHES SUPPLY, INC. ANNUAL REPORT

The Company has a bank line of credit for short-term borrowing aggregating $6,000 (subject to borrowing limitations under the long-term debt covenants) under which $200 was outstanding at January 26, 1996. There were no amounts outstanding at January 27, 1995. The line provides for interest at market rates. The interest rate on short-term borrowing as of January 26, 1996 was 5.9%. In addition, the Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $35,000 and $34,803 as of January 26, 1996 and January 27, 1995 was 5.9% and 6.0%, respectively.

The Company's credit facility enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $35,200 and $34,803 of short-term borrowings at January 26, 1996 and January 27, 1995, respectively, have been classified as long-term debt.

The carrying value of notes payable is a reasonable estimate of fair value since interest rates are based on prevailing market rates.

Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 26, 1996 and in the aggregate are as follows:

Fiscal Years Ending
------------------------------------------------------------
1997 .............................................  $  1,694
1998 .............................................       408
1999 .............................................   103,615
2000 .............................................        31
2001 .............................................         4
Later years ......................................         -
                                                    --------
                                                    $105,752
                                                    ========

NOTE 5 - INCOME TAXES

The components of deferred tax assets and liabilities are as follows:

                                                 1996      1995
                                               -----------------
Deferred tax assets:
    Allowance for doubtful accounts ........   $ 1,809   $ 1,854
    Inventories ............................     1,757     2,866
    Capital leases .........................       503       590
    Property and equipment .................     1,148       744
    Accrued vacation .......................       911       667
    Deferred compensation ..................       681       597
    Environmental clean-up costs ...........       268       216
    Operating leases .......................       276         -
    Other accrued liabilities ..............     5,106     3,222
    Other ..................................       389       310
                                               -------   -------
        Total deferred tax assets ..........    12,848    11,066
                                               -------   -------
Deferred tax liabilities:
    Operating leases .......................         -        42
    Intangible assets ......................        21         8
                                               -------   -------
        Total deferred tax liabilities .....        21        50
                                               -------   -------
Net deferred tax asset .....................   $12,827   $11,016
                                               =======   =======

No valuation allowance has been provided for these deferred tax assets at January 26, 1996 and January 27, 1995 as full realization of these assets is expected.

The consolidated provision for income taxes consists of the following:

                                                       Fiscal Years Ended
                                               --------------------------------
                                                  1996        1995        1994
                                               --------    --------    --------
Currently payable:
    Federal ................................   $ 11,091    $  9,927    $  4,567
    State ..................................      1,679       1,635         645
                                               --------    --------    --------
                                                 12,770      11,562       5,212
                                               --------    --------    --------
Deferred:
    Federal ................................     (1,555)     (3,650)       (906)
    State ..................................       (256)       (199)        205
                                               --------    --------    --------
                                                 (1,811)     (3,849)       (701)
                                               --------    --------    --------
                                               $ 10,959    $  7,713    $  4,511
                                               ========    ========    ========

The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                             Fiscal Years Ended
                            --------------------------------------------------
                                  1996              1995              1994
                            --------------    --------------    --------------
                             AMOUNT     %      Amount     %      Amount     %
                            --------------    --------------    --------------
Tax computed
 at statutory
 Federal rate ...........   $ 9,453   35.0    $ 6,719   35.0    $ 3,862   35.0
Effect of:
 State income tax,
  net of Federal
  income tax
  benefit ...............       925    3.4        933    4.9        552    5.0
 Nondeductible
  purchase
  adjustments ...........        43     .2         38     .2         24     .2
 Nondeductible
  expenses ..............       396    1.5        330    1.7        117    1.1
 Other, net .............       142     .5       (307)  (1.6)       (44)   (.4)
                            -------   ----    -------   ----    -------   ----
Income tax
 expense ................   $10,959   40.6    $ 7,713   40.2    $ 4,511   40.9
                            =======   ====    =======   ====    =======   ====

NOTE 6 - EMPLOYEE BENEFIT PLANS

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

The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 26, 1996 and January 27, 1995, the plan owned approximately 184,000 and 172,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

Amounts charged to expense for these and other similar plans during the fiscal years ended in 1996, 1995 and 1994 were $1,710, $1,157 and $1,000, respectively.

BONUS PLANS

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,354, $935 and $533 for the fiscal years ended in 1996, 1995 and 1994, respectively.

STOCK OPTION PLANS

The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,635,000 shares of common stock to key executive, management, and sales employees, and, with respect to 135,000 shares, to directors. Under the plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May 1998, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

The employee plan also permits the granting of stock appreciation rights (SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 26, 1996.

A summary of option transactions during each of the three fiscal years in the period ended January 26, 1996 is shown below:

                                              Number of
                                                Shares    Option Price Range
                                              ---------   ------------------
Under option, January 29, 1993
 (253,442 shares exercisable) .............    406,442      $12.00 - $17.63
  Granted .................................     12,000               $16.25
  Exercised ...............................     (6,023)     $12.25 - $12.87
  Cancelled ...............................    (12,835)     $12.00 - $12.63
                                               -------
Under option, January 28, 1994
 (297,584 shares exercisable) .............    399,584      $12.25 - $17.63
  Granted .................................    115,000      $18.13 - $25.37
  Exercised ...............................    (44,241)     $12.25 - $12.63
                                               -------
Under option, January 27, 1995
 (339,343 shares exercisable) .............    470,343      $12.25 - $25.37
  Granted .................................     15,000               $19.25
  Exercised ...............................    (93,541)     $12.25 - $20.25
  Cancelled ...............................     (1,861)     $12.25 - $12.63
                                               -------
Under option, January 26, 1996
 (329,941 shares exercisable) .............    389,941      $12.25 - $25.37
                                               =======

There were 627,519 and 640,658 shares available for the granting of options at January 26, 1996 and January 27, 1995, respectively.

STOCK-BASED COMPENSATION

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1997.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $238, $390 and $166 in fiscal years ended 1996, 1995 and 1994, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

A portion of the Company's operations are conducted from locations leased under capital leases from a corporation which is owned by three of the directors of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,149 in fiscal year ended 1996 and $1,165 for fiscal years ended 1995 and 1994. Property under capital leases is included in the consolidated balance sheets as follows:

                                                  1996        1995
                                               --------------------
Property under capital leases
  (consisting of land and buildings) .......   $ 10,551    $ 10,794
Accumulated amortization ...................     (8,840)     (8,458)
                                               --------    --------
                                               $  1,711    $  2,336
                                               ========    ========

In addition, rents under operating leases paid to this related corporation were $358, $400 and $396 in 1996, 1995 and 1994, respectively.

HUGHES SUPPLY, INC. ANNUAL REPORT

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of January 26, 1996, are as follows:

                                                      Capital        Operating
Fiscal Years Ending                                    Leases          Leases
------------------------------------------------------------------------------
  1997 .............................................  $ 1,141         $ 9,122
  1998 .............................................    1,141           8,238
  1999 .............................................      558           6,540
  2000 .............................................      360           4,755
  2001 .............................................      325           3,201
  Later years ......................................      258           5,221
                                                      -------         -------
Total minimum lease payments .......................    3,783         $37,077
                                                                      =======
Less amount representing interest ..................     (769)
                                                      -------
Present value of net minimum
    lease payments .................................    3,014
Less current portion ...............................     (857)
                                                      -------
                                                      $ 2,157
                                                      =======

Lease-related expenses are as follows:

                                                 Fiscal Years Ended
                                            ----------------------------
                                              1996      1995      1994
                                            ----------------------------
Capital lease amortization ..............   $   584   $   594   $   594
Capital lease interest expense ..........       364       440       505
Operating lease rentals
 (excluding month-to-month
 rents) .................................    12,090     7,412     6,397

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

In connection with the investment in Accord, the Company guaranteed $500 of Accord's indebtedness to a bank and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $1,100 as of January 26, 1996.

LEGAL MATTERS

The Company is involved in various legal proceedings incident to the conduct of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

NOTE 8 - CAPITAL STOCK

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

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company sells its products in the major areas of construction markets in certain states of the eastern half of the United States. Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

================================================================================

NOTE 10 - SUPPLEMENTAL CASH FLOWS INFORMATION

The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                                                             Fiscal Years Ended
                                                                                    --------------------------------
                                                                                      1996        1995        1994
                                                                                    --------------------------------
Net income ......................................................................   $ 16,050    $ 11,485    $  6,524
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation ................................................................      8,669       8,217       7,038
    Amortization ................................................................      1,916         839         762
    Provision for doubtful accounts .............................................      1,849       1,381       1,938
    Gain on sale of property and equipment ......................................       (621)       (294)       (270)
    Undistributed (earnings) losses of affiliate ................................        115        (139)       (171)
    Treasury shares contributed to employee benefit plan ........................          -         500           -
    Changes in assets and liabilities, net of effects of business acquisitions:
      (Increase) decrease in -
        Accounts receivable .....................................................     (8,872)    (13,819)    (16,894)
        Inventories .............................................................      1,129     (16,539)     (4,688)
        Other current assets ....................................................     (1,119)       (835)        (81)
        Other assets ............................................................     (1,063)       (262)        178
      Increase (decrease) in -
        Accounts payable and accrued expenses ...................................      6,095      13,770       4,399
        Accrued interest and income taxes .......................................     (2,249)      2,840        (487)
        Other noncurrent liabilities ............................................        225         397         178
      Increase in deferred income taxes .........................................     (1,811)     (3,849)       (625)
                                                                                    --------    --------    --------
Net cash provided by (used in) operating activities .............................   $ 20,313    $  3,692    $ (2,199)
                                                                                    ========    ========    ========

NONCASH INVESTING AND FINANCING ACTIVITIES

The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                          Fiscal Years Ended
                                  --------------------------------
                                     1996        1995        1994
                                  --------------------------------
Fair value of:
  Assets acquired .............   $ 22,600    $ 28,396    $  8,421
  Liabilities assumed .........     (9,369)     (7,269)     (4,487)
                                  --------    --------    --------
Purchase price ................   $ 13,231    $ 21,127    $  3,934
                                  ========    ========    ========

Consideration in fiscal 1996 included 191,000 shares of common stock (fair value $3,222). Consideration in fiscal 1995 included 249,000 shares of common stock (fair value $4,286), a note for $1,525 and amounts payable of $4,217.

Additional common stock was issued in fiscal year 1995 upon the conversion of $22,889 convertible subordinated debentures.

HUGHES SUPPLY, INC. ANNUAL REPORT

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 26, 1996 and January 27, 1995, and the results of their operations and their cash flows for the years ended January 26, 1996 and January 27, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Hughes Supply, Inc. and its subsidiaries for the year ended January 28, 1994, prior to restatement, were audited by other independent accountants whose report dated March 17, 1994 expressed an unqualified opinion on those financial statements.

The financial statements for 1994 have been restated to reflect the poolings of interests described in Note 2. We have audited the restatement adjustments described in Note 2 that were applied to restate the 1994 financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the 1994 financial statements.

/s/ PRICE WATERHOUSE LLP

Orlando, Florida

March 14, 1996

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and related information included in this annual report were prepared in conformity with generally accepted accounting principles. Management is responsible for the integrity of the financial statements and for the related information. Management has included in the Company's financial statements amounts that are based on estimates and judgements which it believes are reasonable under the circumstances.

The responsibility of the Company's independent accountants is to express an opinion on the fairness of the financial statements. Their opinion is based on an audit conducted in accordance with generally accepted auditing standards as further described in their report.

The Audit Committee of the Board of Directors is composed of three non-management directors. The Committee meets periodically with financial management, internal auditors, and the independent accountants to review internal accounting control, auditing, and financial reporting matters.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As described in Note 2 of the Notes to Consolidated Financial Statements, in fiscal 1996 the Company entered into business combinations with Moore Electric Supply, Inc. and Florida Pipe & Supply Company which were accounted for as poolings of interests. Accordingly, all financial data in this discussion and analysis is reported as though the companies have always been one.

NET SALES

The Company exceeded the one billion dollar mark with net sales of $1.1 billion in fiscal 1996. Net sales increased by 24% over fiscal 1995 net sales of $875 million. Fiscal 1994 net sales totaled $735 million. Newly-opened and acquired wholesale outlets accounted for approximately two-thirds of the increase in fiscal 1996 and 40% of the increase in fiscal 1995.

The Company's strategy of expanding and diversifying into more construction markets (commercial and industrial, as well as geographic) has contributed to these strong sales gains along with same store sales growth. Although fiscal 1996 and 1995 residential construction activity has been slower following a strong fiscal 1994, commercial and industrial construction activity rebounded in fiscal 1995 and continued through fiscal 1996.

Construction activity, especially commercial construction activity in the Southeast, is expected to remain strong during fiscal 1997. The continuing favorable construction markets coupled with the Company's acquisition program and same store growth expectations should allow the Company to continue to grow its sales.

GROSS MARGIN

Gross margins have been improving steadily over the past few years. The improvement has resulted from several factors, including expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources as part of the Company's preferred vendor program. Gross margins were as follows:

FISCAL YEAR ENDED              1994       1995        1996
-----------------              ----       ----        ----

                              19.7%      20.1%       20.7%

OPERATING EXPENSES

Operating expenses in fiscal 1996 were $193.7 million, a 25% increase over fiscal 1995. Newly-opened wholesale outlets and recent acquisitions accounted for approximately 60% of the increase. The remainder of the increase is due primarily to personnel and transportation costs associated with the growth in sales. Similarly, the $23.3 million increase in fiscal 1995 compared to fiscal 1994 is attributed primarily to newly-opened wholesale outlets and acquisitions (approximately 45%) and costs, such as personnel, transportation and insurance, associated with sales growth.

NON-OPERATING INCOME AND EXPENSES

Interest and other income increased to $4.6 million in fiscal 1996 compared to $2.8 million in fiscal 1995 and $3.0 million in fiscal 1994. This increase is primarily the result of improved collection of service charge income on delinquent accounts receivable. In addition, gain realized on sales of property and equipment (primarily transportation equipment) was $.3 million higher in fiscal 1996.

Interest expense increased by $2.2 million in fiscal 1996 over 1995. Higher interest rates and higher average borrowing levels were equally responsible for the increase. Fiscal 1995 interest expense was only $.2 million higher than fiscal 1994, which was attributable to higher interest rates partially offset by lower borrowing levels due primarily to the conversion of $23 million of subordinated debentures.

NET INCOME

Net income in fiscal 1996 increased 40% to $16.1 million from $11.5 million in fiscal 1995 while fully diluted earnings per share increased 28% to $2.31 in fiscal 1996 compared to $1.81 in fiscal 1995. These results followed fiscal 1995 increases of 76% and 52%, respectively, in net income and fully diluted earnings per share. Net income and fully diluted earnings per share in fiscal 1994 were $6.5 million and $1.19, respectively.

These improved results reflect operating leverage that has been achieved through the Company's acquisition and internal growth program. Operating margins (operating income as a percentage of net sales) have steadily improved to 2.8% in fiscal 1996, compared to 2.5% and 1.8% in fiscal 1995 and 1994, respectively.

HUGHES SUPPLY, INC. ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

Working capital in fiscal 1996 amounted to $181 million compared to $173 million and $142 million in fiscal 1995 and 1994, respectively. The Company continues to maintain more than 75% of total assets as current assets. The working capital ratio was 2.54 to 1, 2.67 to 1 and 2.89 to 1 for fiscal years 1996, 1995 and 1994, respectively.

During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support the growth. The Company strives to maintain inventories at levels that support current sales activity but are not excessive through increased use of central distribution facilities and with investments in resources to improve the efficiency and service capability of these facilities. As a result, inventory turnover has been more than 6 times for each of the last three fiscal years and reached 6.7 times in fiscal 1996. During the same period, accounts receivable turnover has been greater than 7 times reaching 7.6 times in fiscal 1996.

ACCOUNTS RECEIVABLE TURNOVER

FISCAL YEAR ENDED              1994       1995        1996
-----------------              ----       ----        ----

                               7.3%       7.1%        7.6%

INVENTORY TURNOVER

FISCAL YEAR ENDED              1994       1995        1996
-----------------              ----       ----        ----

                               6.3%       6.2%        6.7%

In fiscal 1996, net cash provided by operations was $20.3 million compared to $3.7 million in fiscal 1995 and cash used in operations of $2.2 million in fiscal 1994. These changes are due primarily to fluctuations in accounts receivable, inventories and accounts payable. Because additional amounts of cash were generated in fiscal 1996, net borrowing under short-term debt decreased to $6.2 million compared to $23.8 million and $16.7 million in fiscal 1995 and 1994, respectively.

The Company invested $11.9 million for property and equipment and $10.0 million for business acquisitions in fiscal 1996. These business acquisitions added 20 wholesale outlets to the Company's operations. Capital expenditures, not including amounts for business acquisitions, for property and equipment in fiscal 1997 are expected to be approximately $12 million.

During fiscal 1996, the Company's revolving credit and line of credit agreement with a group of banks was amended in order to expand the Company's debt capacity (see Note 4 of Notes to Consolidated Financial Statements). The agreement now permits the Company to borrow up to $160 million ($130 million previously). With this facility as well as a short-term line of credit totaling $6 million, the Company has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities. The Company's financial condition remains strong and the Company believes that it has the resources necessary, with approximately $62 million of unused debt capacity (subject to borrowing limitations under long-term debt covenants), to fund ongoing operating requirements. Future expansion will continue to be financed on a project-by-project basis through additional borrowing, or, as circumstances allow, through the issuance of common stock.

BUSINESS ACQUISITIONS

In addition to the business combinations accounted for as poolings of interests as mentioned above, in fiscal 1996 the Company acquired several wholesale distributors for approximately $13 million ($10 million in cash and $3 million in stock). Outlays for acquisition of wholesale distributors in fiscal 1995 totaled $21 million ($11 million in cash, $4 million in stock and $6 million in other consideration), while fiscal 1994 expenditures were $4 million in cash. These acquisitions were accounted for as purchases and the results of operations of these businesses from their respective dates of acquisition are included in the Company's consolidated financial statements. The acquisitions have expanded the Company's geographic markets to now include 14 states in the eastern half of the United States.

INFLATION AND CHANGING PRICES

The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. The Company seeks to minimize these effects through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past few years) and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.

MARKET PRICE AND DIVIDEND DATA

                                        Market Price                 Dividends Per Share(1)
                             -------------------------------------   ----------------------
                                       Fiscal Years(2)                   Fiscal Years(2)
                             -------------------------------------   ----------------------
                                    1996                1995             1996      1995
                             -----------------   -----------------   ----------------------
                               HIGH      LOW       High      Low
                             -----------------   -----------------
First quarter ............   $20 7/8   $17 3/4   $32 1/4   $24           $.07      $.05
Second quarter ...........   $22 3/8   $18 7/8   $28 3/4   $17           $.07      $.05
Third quarter ............   $27 1/4   $21 3/8   $21       $17           $.07      $.06
Fourth quarter ...........   $30 1/2   $23 5/8   $19 3/8   $15 7/8       $.09      $.06
                                                                         ----      ----
Year's high and low ......   $30 1/2   $17 3/4   $32 1/4   $15 7/8

Total dividends ..........                                               $.30      $.22
                                                                         ====      ====

(1) See Note 4 of Notes to Consolidated Financial Statements for dividend restrictions.
(2) The Company's fiscal year ends on the last Friday in January.

SELECTED QUARTERLY FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                       Earnings Per Share(1)       Average Shares(1)
                                                                       ---------------------       -----------------
                                        Net        Gross       Net                    Fully                   Fully
                                       Sales      Profit     Income    Primary       Diluted       Primary   Diluted
                                    ----------   --------   -------    -------       -------       -------   -------
FISCAL QUARTER
1996

First(2) ........................   $  253,886   $ 51,666   $ 2,908     $ .43         $ .43         6,711     6,717
Second(2) .......................      282,367     56,790     5,055       .73           .73         6,879     6,895
Third(2) ........................      284,084     57,571     4,289       .62           .62         6,935     6,950
Fourth ..........................      261,842     57,579     3,798       .55           .54         6,961     6,981
                                    ----------   --------   -------
Year ............................   $1,082,179   $223,606   $16,050     $2.34         $2.31         6,856     6,935
                                    ==========   ========   =======

Fiscal Quarter
1995(2)

First ...........................   $  201,662   $ 39,991   $ 1,938     $ .34         $ .32         5,739     6,478
Second ..........................      220,949     44,349     3,332       .52           .52         6,437     6,437
Third ...........................      228,208     44,849     3,116       .49           .49         6,392     6,393
Fourth ..........................      224,640     47,138     3,099       .48           .48         6,456     6,459
                                    ----------   --------   -------
Year ............................   $  875,459   $176,327   $11,485     $1.83         $1.81         6,259     6,443
                                    ==========   ========   =======

(1) Calculated independently for each period and, consequently, the sum of the quarters may differ from the annual amount.
(2) Restated for fiscal 1996 poolings of interests.

HUGHES SUPPLY, INC. ANNUAL REPORT

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                        Fiscal Years Ended (1)(2)
--------------------------------------------------------------------------------------------------------------------------------
                                                        1996          1995         1994         1993         1992         1991
                                                     ----------     --------     --------     --------     --------     --------
Net sales .........................................  $1,082,179     $875,459     $734,958     $600,185     $558,299     $634,960
Cost of sales .....................................  $  858,573     $699,132     $590,466     $485,074     $451,776     $513,645
Gross margin ......................................       20.7%        20.1%        19.7%        19.2%        19.1%        19.1%
--------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses ......  $  181,284     $144,256     $121,645     $100,630     $ 97,740     $100,241
  % of sales ......................................       16.8%        16.5%        16.6%        16.8%        17.5%        15.8%
Depreciation and amortization .....................  $   10,585     $  9,056     $  7,800     $  6,798     $  7,398     $  9,478
Provision for doubtful accounts ...................  $    1,849     $  1,381     $  1,938     $  1,924     $  2,820     $  2,851
Operating income (loss) ...........................  $   29,888     $ 21,634     $ 13,109     $  5,759     $ (1,435)    $  8,745
--------------------------------------------------------------------------------------------------------------------------------
Operating margin ..................................        2.8%         2.5%         1.8%         1.0%         (.3%)        1.4%
Interest and other income .........................  $    4,605     $  2,848     $  2,981     $  3,743     $  2,058     $  4,181
Interest expense ..................................  $    7,484     $  5,284     $  5,055     $  5,117     $  6,439     $  8,600
Income (loss) before income taxes .................  $   27,009     $ 19,198     $ 11,035     $  4,385     $ (5,816)    $  4,326
  % of sales ......................................        2.5%         2.2%         1.5%          .7%        (1.0%)         .7%
Income taxes (benefits) ...........................  $   10,959     $  7,713     $  4,511     $  1,544     $ (1,960)    $  1,776
Net income (loss) .................................  $   16,050     $ 11,485     $  6,524     $  2,841     $ (3,856)    $  2,550
  % of sales ......................................        1.5%         1.3%          .9%          .5%         (.7%)         .4%
Net income (loss) per share
  Primary .........................................  $     2.34     $   1.83     $   1.27     $    .56     $   (.76)    $    .49
  Fully diluted ...................................  $     2.31     $   1.81     $   1.19     $    .56     $   (.76)    $    .49
--------------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding
  Primary .........................................       6,856        6,259        5,143        5,058        5,046        5,225
  Fully diluted ...................................       6,935        6,443        6,313        5,086        5,046        5,225
Cash dividends per share ..........................  $      .30     $    .22     $    .16     $    .12     $    .24     $    .36
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion ..............  $  106,215     $105,243     $104,692     $ 86,258     $ 77,240     $ 86,781
Shareholders' equity ..............................  $  154,143     $136,104     $ 98,066     $ 90,080     $ 86,829     $ 91,643
Total assets ......................................  $  379,096     $346,116     $279,390     $246,249     $234,723     $237,788
--------------------------------------------------------------------------------------------------------------------------------
Net working capital ...............................  $  180,512     $172,794     $142,392     $120,522     $112,984     $123,196
Current ratio .....................................    2.5 TO 1     2.7 to 1     2.9 to 1     2.7 to 1     2.6 to 1     3.1 to 1
Shareholders' equity per share ....................  $    22.67     $  20.92     $  19.24     $  18.05     $  17.40     $  18.36
Return on equity(3) ...............................       11.8%        11.7%         7.2%         3.3%        (4.2%)        2.6%
--------------------------------------------------------------------------------------------------------------------------------
Leverage (total assets/shareholders' equity) ......        2.46         2.54         2.85         2.73         2.70         2.59
Return on assets(3) ...............................        4.6%         4.1%         2.6%         1.2%        (1.6%)        1.0%
Ratio of long-term debt to total capital employed .    .41 TO 1     .44 to 1     .52 to 1     .49 to 1     .47 to 1     .49 to 1
Capital expenditures(4) ...........................  $   11,853     $ 11,915     $  8,885     $  8,857     $  5,050     $  7,464
--------------------------------------------------------------------------------------------------------------------------------

(1) The Company's fiscal year ends on the last Friday in January.
(2) All data adjusted for fiscal 1996 and fiscal 1994 poolings of interests and three-for-two stock split declared May 17, 1988.
(3) Ratios based on balance sheet at beginning of year.
(4) Excludes capital leases.

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                        Fiscal Years Ended (1)(2)
-------------------------------------------------------------------------------------------------------------------
                                                        1990          1989         1988         1987         1986
                                                     ----------     --------     --------     --------     --------
Net sales .........................................   $606,613      $562,881     $486,004     $389,021     $370,537
Cost of sales .....................................   $486,001      $448,743     $386,424     $314,032     $300,598
Gross margin ......................................      19.9%         20.3%        20.5%        19.3%        18.9%
-------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses ......   $ 92,153      $ 83,122     $ 72,070     $ 54,102     $ 50,281
  % of sales ......................................      15.2%         14.8%        14.8%        13.9%        13.6%
Depreciation and amortization .....................   $  9,355      $  8,910     $  6,860     $  5,519     $  4,910
Provision for doubtful accounts ...................   $  2,616      $  1,471     $  1,745     $    573     $  1,249
Operating income (loss) ...........................   $ 16,488      $ 20,635     $ 18,905     $ 14,795     $ 13,499
-------------------------------------------------------------------------------------------------------------------
Operating margin ..................................       2.7%          3.7%         3.9%         3.8%         3.6%
Interest and other income .........................   $  2,903      $  3,693     $  2,634     $  2,629     $  1,905
Interest expense ..................................   $  7,755      $  6,871     $  4,375     $  3,556     $  2,765
Income (loss) before income taxes .................   $ 11,636      $ 17,457     $ 17,164     $ 13,868     $ 12,639
  % of sales ......................................       1.9%          3.1%         3.5%         3.6%         3.4%
Income taxes (benefits) ...........................   $  4,539      $  6,752     $  7,418     $  6,808     $  5,743
Net income (loss) .................................   $  7,097      $ 10,705     $  9,746     $  7,060     $  6,896
  % of sales ......................................       1.2%          1.9%         2.0%         1.8%         1.9%
Net income (loss) per share
  Primary .........................................   $   1.25      $   1.86     $   1.66     $   1.23     $   1.18
  Fully diluted ...................................   $   1.20      $   1.70     $   1.53     $   1.17     $   1.18
-------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding
  Primary .........................................      5,675         5,756        5,870        5,741        5,852
  Fully diluted ...................................      6,770         6,866        6,961        6,584        5,852
Cash dividends per share ..........................   $    .35      $    .31     $    .27     $    .25     $    .21
-------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion ..............   $ 84,260      $ 76,172     $ 63,173     $ 36,954     $ 20,908
Shareholders' equity ..............................   $ 97,464      $ 95,445     $ 86,996     $ 79,981     $ 74,915
Total assets ......................................   $253,647      $236,597     $213,528     $170,908     $143,602
-------------------------------------------------------------------------------------------------------------------
Net working capital ...............................   $123,106      $114,388     $101,380     $ 79,026     $ 65,143
Current ratio .....................................   2.8 to 1      2.8 to 1     2.7 to 1     2.5 to 1     2.4 to 1
Shareholders' equity per share ....................   $  17.80      $  16.89     $  15.33     $  13.94     $  13.00
Return on equity(3) ...............................       7.4%         12.3%        12.2%         9.4%        10.0%
-------------------------------------------------------------------------------------------------------------------
Leverage (total assets/shareholders' equity) ......       2.60          2.48         2.45         2.14         1.92
Return on assets(3) ...............................       3.0%          5.0%         5.7%         4.9%         5.2%
Ratio of long-term debt to total capital employed .   .46 to 1      .44 to 1     .42 to 1     .32 to 1     .22 to 1
Capital expenditures(4) ...........................   $ 11,195      $  9,957     $ 15,585     $ 11,688     $  5,661
-------------------------------------------------------------------------------------------------------------------

CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS

David H. Hughes
CHAIRMAN OF THE BOARD

John D. Baker, II
PRESIDENT, FLORIDA ROCK INDUSTRIES, INC.

Robert N. Blackford
ATTORNEY, MAGUIRE, VOORHIS & WELLS, P.A.

John B. Ellis
FORMER SENIOR VICE PRESIDENT-FINANCE AND TREASURER, GENUINE PARTS COMPANY

A. Stewart Hall, Jr.

Clifford M. Hames
FORMER VICE CHAIRMAN OF THE BOARD, SUN BANK, N.A.

Russell V. Hughes

Vincent S. Hughes

Herman B. McManaway
FORMER VICE PRESIDENT, RUDDICK CORPORATION AND PRESIDENT, RUDDICK INVESTMENT CO.

Donald C. Martin
FORMER PRESIDENT, ELECTRICAL DISTRIBUTORS, INC.

EXECUTIVE OFFICERS AND MANAGEMENT

David H. Hughes
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

A. Stewart Hall, Jr.
PRESIDENT AND CHIEF OPERATING OFFICER

Robert N. Blackford
SECRETARY

Jacquel K. Clark
ASSISTANT SECRETARY & ASSISTANT TREASURER

Jasper L. Holland, Jr.
REGIONAL VICE PRESIDENT

Clyde E. Hughes
REGIONAL VICE PRESIDENT

Russell V. Hughes
VICE PRESIDENT

Vincent S. Hughes
VICE PRESIDENT

James C. Plyler, Jr.
REGIONAL VICE PRESIDENT

Kenneth H. Stephens
REGIONAL VICE PRESIDENT

Sidney J. Strickland, Jr.
VICE PRESIDENT, PURCHASING AND ADMINISTRATION

Gradie E. Winstead, Jr.
REGIONAL VICE PRESIDENT

Peter J. Zabaski
REGIONAL VICE PRESIDENT

J. Stephen Zepf
TREASURER & CHIEF FINANCIAL OFFICER

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

ANNUAL MEETING

Tuesday, May 21, 1996, at 10:00 AM
Hughes Supply, Inc.
Suite 200
20 North Orange Avenue
Orlando, Florida 32801

GENERAL COUNSEL

Maguire, Voorhis & Wells, P.A.
Orlando, Florida

AUDITORS

Price Waterhouse LLP
Orlando, Florida

CORPORATE HEADQUARTERS

Hughes Supply, Inc.
20 North Orange Avenue
Orlando, Florida 32801
Telephone: 407-841-4755

--------------------------------------------------------------------------------
The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of February 21, 1996 was 1,114. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802

28