Form 10-K405, Exhibit 13
period 1997-01-31
HUGHES SUPPLY INC
filed 1997-05-01
CIK 49029

HUGHES SUPPLY, INC. ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  Fiscal Years Ended
                                                                       -----------------------------------------
                                                                       January 31,    January 26,    January 27,
                                                                           1997           1996          1995
                                                                       -----------    -----------    -----------
Net Sales ..........................................................   $ 1,516,088    $ 1,242,446    $   994,811
Cost of Sales ......................................................     1,200,179        989,214        797,123
                                                                       -----------    -----------    -----------
Gross Profit .......................................................       315,909        253,232        197,688
                                                                       -----------    -----------    -----------
Operating Expenses:
  Selling, general and administrative ..............................       240,830        200,767        159,548
  Depreciation and amortization ....................................        14,964         11,272          9,654
  Provision for doubtful accounts ..................................           842          1,907          1,415
                                                                       -----------    -----------    -----------
   Total operating expenses ........................................       256,636        213,946        170,617
                                                                       -----------    -----------    -----------
Operating Income ...................................................        59,273         39,286         27,071
                                                                       -----------    -----------    -----------
Non-Operating Income and (Expenses):
  Interest and other income ........................................         5,953          4,961          3,203
  Interest expense .................................................       (13,520)        (9,380)        (6,414)
                                                                       -----------    -----------    -----------
                                                                            (7,567)        (4,419)        (3,211)
                                                                       -----------    -----------    -----------

Income Before Income Taxes .........................................        51,706         34,867         23,860

Income Taxes .......................................................        19,178         11,661          7,979
                                                                       -----------    -----------    -----------
Net Income .........................................................   $    32,528    $    23,206    $    15,881
                                                                       ===========    ===========    ===========
Earnings Per Share:
  Primary ..........................................................   $      3.08    $      2.72    $      2.00
                                                                       ===========    ===========    ===========
  Fully diluted ....................................................   $      3.07    $      2.70    $      1.98
                                                                       ===========    ===========    ===========
Average Shares Outstanding:
  Primary ..........................................................        10,576          8,523          7,926
                                                                       ===========    ===========    ===========
  Fully diluted ....................................................        10,591          8,602          8,110
                                                                       ===========    ===========    ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                            January 31,    January 26,
                                                               1997           1996
                                                            ----------     ----------
ASSETS
Current Assets:
  Cash and cash equivalents .............................    $  6,329      $  3,644
  Accounts receivable, less allowance for
     losses of $3,809 and $4,868 ........................     195,200       155,702
  Inventories ...........................................     250,113       167,138
  Deferred income taxes .................................      12,761        10,501
  Other current assets ..................................      12,366        16,737
                                                             --------      --------
     Total current assets ...............................     476,769       353,722

Property and Equipment, Net .............................      73,038        62,751
Excess of Cost over Net Assets Acquired .................      89,755        16,637
Deferred Income Taxes ...................................       2,204         2,436
Other Assets ............................................       7,736         5,249
                                                             --------      --------
                                                             $649,502      $440,795
                                                             ========      ========

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
  Current portion of long-term debt .....................    $  3,108      $  3,238
  Accounts payable ......................................     111,997       102,262
  Accrued compensation and benefits .....................      16,508        13,551
  Other current liabilities .............................      14,768        17,525
                                                             --------      --------
     Total current liabilities ..........................     146,381       136,576

Long-Term Debt ..........................................     221,988       131,682
Other Noncurrent Liabilities ............................       2,199         1,771
                                                             --------      --------
     Total liabilities ..................................     370,568       270,029
                                                             --------      --------
Commitments and Contingencies (Note 7)

Shareholders' Equity:
  Preferred stock, no par value; 10,000,000
     shares authorized; none issued; preferences,
     limitations and relative rights to be
     established by the Board of Directors ...............          -             -
  Common stock, par value $1 per share; 20,000,000 shares
     authorized; 11,518,298 and 8,465,662 shares issued ..     11,518         8,466
  Capital in excess of par value .........................    114,927        40,048
  Retained earnings ......................................    152,489       122,252
                                                             --------      --------
     Total shareholders' equity ..........................    278,934       170,766
                                                             --------      --------
                                                             $649,502      $440,795
                                                             ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

HUGHES SUPPLY, INC. ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    Common Stock           Capital in                        Treasury Stock
                                             -------------------------     Excess of       Retained    ----------------------------
                                               Shares         Amount       Par Value       Earnings       Shares         Amount
                                             -----------   -----------    ------------   -----------   ------------   -------------
Balance, January 28, 1994,
 as previously reported .................     5,514,727    $     5,515    $    15,134    $    83,901        418,566    $    (6,484)
   Adjustment for poolings of interests .     1,667,200          1,667           (822)         9,153              -              -
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balance, January 28, 1994, as restated ..     7,181,927          7,182         14,312         93,054        418,566         (6,484)

   Net income ...........................             -              -              -         15,881              -              -
   Cash dividends -
    $.22 per share ......................             -              -              -         (1,290)             -              -
    Pooled companies ....................             -              -              -         (1,957)             -              -
   Treasury shares contributed
    to employee benefit plan ............             -              -            243              -        (16,597)           257
   Conversion of subordinated convertible
    debentures into common stock ........     1,081,146          1,081         21,670              -              -              -
   Stock dividend by pooled company .....        26,101             26            207           (233)             -              -
   Shares issued under stock option plans             -              -            121           (141)       (44,341)           687
   Purchase and retirement
    of common shares ....................        (8,217)            (8)           (35)          (170)             -              -
   Other acquisitions ...................             -              -            434              -       (248,640)         3,852
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balance, January 27, 1995 ...............     8,280,957          8,281         36,952        105,144        108,988         (1,688)

   Net income ...........................             -              -              -         23,206              -              -
   Cash dividends -
    $.30 per share ......................             -              -              -         (1,971)             -              -
    Pooled companies ....................             -              -              -         (3,330)             -              -
   Stock dividend by pooled company .....        28,710             29            260           (289)             -              -
   Shares issued under stock option plans         6,657              7            270           (154)       (86,984)         1,347
   Purchase and retirement
    of common shares ....................       (19,642)           (20)          (146)          (354)             -              -
   Other acquisitions ...................       168,980            169          2,712              -        (22,004)           341
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balance, January 26, 1996 ...............     8,465,662          8,466         40,048        122,252              -              -

   Net income ...........................             -              -              -         32,528              -              -
   Cash dividends -
    $.38 per share ......................             -              -              -         (3,712)             -              -
    Pooled companies ....................             -              -              -         (2,918)             -              -
   Shares issued under stock option
    and bonus plans .....................        66,314             66            987              -              -              -
   Issuance of shares in public offering      1,486,989          1,487         46,706              -              -              -
   Purchase and retirement
    of common shares ....................       (14,632)           (15)          (209)          (329)             -              -
   Other acquisitions ...................     1,513,965          1,514         27,395          4,668              -              -
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balance, January 31, 1997 ...............    11,518,298    $    11,518    $   114,927    $   152,489              -    $         -
                                            ===========    ===========    ===========    ===========    ===========    ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                                  Fiscal Years Ended
                                                                                   -------------------------------------------
                                                                                    January 31,   January 26,     January 27,
                                                                                       1997          1996            1995
                                                                                   ------------   ------------    ------------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
     Cash received from customers ..............................................   $ 1,505,903    $ 1,231,106     $   979,122
     Cash paid to suppliers and employees ......................................    (1,471,388)    (1,192,412)       (962,508)
     Interest received .........................................................         3,755          3,540           2,397
     Interest paid .............................................................       (12,627)        (9,156)         (5,961)
     Income taxes paid .........................................................       (22,676)       (15,729)         (9,383)
                                                                                   -----------    -----------     -----------
       Net cash provided by operating activities ...............................         2,967         17,349           3,667
                                                                                   -----------    -----------     -----------
  Cash flows from investing activities:
     Capital expenditures ......................................................       (16,104)       (13,140)        (13,117)
     Proceeds from sale of property and equipment ..............................         1,748          1,285             812
     Business acquisitions, net of cash ........................................      (100,078)       (10,009)        (11,099)
                                                                                   -----------    -----------     -----------
       Net cash used in investing activities ...................................      (114,434)       (21,864)        (23,404)
                                                                                   -----------    -----------     -----------
  Cash flows from financing activities:
     Net borrowings (payments) under short-term
       debt arrangements .......................................................        (5,688)        15,418          26,789
     Principal payments on:
       Long-term notes .........................................................       (19,985)        (6,033)         (1,266)
       Capital lease obligations ...............................................          (777)          (844)           (725)
     Proceeds from issuance of long-term debt ..................................        98,000              -               -
     Net proceeds from sale of common stock ....................................        48,193              -               -
     Proceeds from issuance of common shares
       under stock option plans ................................................         1,053          1,470             667
     Purchase of common shares .................................................          (553)          (520)           (213)
     Dividends paid ............................................................        (6,091)        (5,106)         (3,111)
                                                                                   -----------    -----------     -----------
       Net cash provided by financing activities ...............................       114,152          4,385          22,141
                                                                                   -----------    -----------     -----------
  Net Increase (Decrease) in Cash and Cash Equivalents .........................         2,685           (130)          2,404

  Cash and Cash Equivalents, beginning of year .................................         3,644          3,774           1,370
                                                                                   -----------    -----------     -----------
  Cash and Cash Equivalents, end of year .......................................   $     6,329    $     3,644     $     3,774
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


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

HUGHES SUPPLY, INC. ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INDUSTRY

Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction industry. Major product lines distributed by the Company include electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, municipal and industrial accounts.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of companies acquired and accounted for as poolings of interests. Results of operations of companies purchased and immaterial poolings are included from the dates of acquisition. The Company's minority investment in affiliates is accounted for by the equity method.

FISCAL YEAR

The Company's fiscal year ends on the last Friday in January. Fiscal year 1997 was a 53-week period while fiscal years 1996 and 1995 each contained 52 weeks.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

PROPERTY AND EQUIPMENT

Buildings and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

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

EXCESS OF COST OVER NET ASSETS ACQUIRED

The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 15 to 25 years. At January 31, 1997 and January 26, 1996, goodwill was $89,755 and $16,637, respectively, net of accumulated amortization of $6,029 and $1,507, respectively.

OTHER ASSETS

The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful lives of the software not to exceed five years. At January 31, 1997, unamortized software development costs were $1,500. Amortization of capitalized software was $78 in fiscal 1997. In fiscal 1996 and 1995, internal software development costs were not material.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("SFAS 121"), was issued in March 1995 and has been implemented by the Company in fiscal 1997. However, as the Company's previous accounting policy was consistent with the provisions of SFAS 121, there was no impact as a result of adopting the new standard.

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

STOCK-BASED COMPENSATION

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. SFAS 123 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 was effective for fiscal years beginning after December 15, 1995. The Company adopted the provisions for the pro forma disclosure requirements of SFAS 123 in fiscal 1997.

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

RECLASSIFICATIONS

The January 26, 1996 balance sheet contains certain reclassifications which were made to conform to the January 31, 1997 financial statement format. None of these reclassifications affected net income or shareholders' equity.

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

NOTE 2 - BUSINESS COMBINATIONS

On April 26, 1996, the Company exchanged 490,161 shares of the Company's common stock for all of the common stock of Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO"). ELASCO is a wholesale distributor of electric utility supplies and equipment with three outlets in Illinois and Ohio. ELASCO was a Subchapter S corporation for federal income tax purposes and, accordingly, did not pay U.S. federal income taxes. ELASCO will be included in the Company's U.S. federal income tax return effective April 26, 1996.

On December 11, 1996, the Company exchanged 155,556 shares of the Company's common stock for all of the common stock of Panhandle Pipe and Supply Co., Inc. ("PPSC"). PPSC is a wholesale distributor of water and sewer supplies and equipment with one outlet in West Virginia.

On December 30, 1996, the Company exchanged 483,882 shares of the Company's common stock for all of the common stock of Sunbelt Supply Co. ("Sunbelt"). Sunbelt is a wholesale distributor of industrial valves, flanges and fittings with nine outlets in Texas, Louisiana, Virginia and Florida.

On January 24, 1997, the Company exchanged 537,601 shares of the Company's common stock for all of the common stock of Metals, Incorporated, Stainless Tubular Products, Inc. and Metals, Inc. - Gulf Coast Division (collectively, the "Metals Group"). The Metals Group is a wholesale distributor of stainless steel, high temperature and corrosion resistant pipe, bar and flat products with three outlets in Oklahoma, Alabama and Missouri. Metals, Incorporated and Stainless Tubular Products, Inc. were Subchapter S corporations for federal income tax purposes and accordingly, did not pay U.S. federal income taxes. They will be included in the Company's U.S. federal income tax return effective January 24, 1997.

The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of ELASCO, PPSC, Sunbelt and the Metals Group. ELASCO's, PPSC's, Sunbelt's and the Metals Group's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

Net sales and net income of the separate companies for the periods preceding the ELASCO, PPSC, Sunbelt and the Metals Group mergers were as follows:

                                                             Unaudited
                                                             Pro Forma
                                       Net          Net         Net
                                      Sales        Income      Income
                                   ----------     -------    ---------
Nine months ended
October 31, 1996
(unaudited):
   Hughes, as
     previously reported ........  $1,050,187     $22,011     $21,874
   PPSC .........................       7,528         212         212
   Sunbelt ......................      52,705       1,179       1,179
   Metals Group .................      40,250       1,734       1,067
                                   ----------     -------     -------
   Combined .....................  $1,150,670     $25,136     $24,332
                                   ==========     =======     =======

Fiscal year ended
January 26, 1996:
   Hughes, as
     previously reported ........  $1,082,179     $16,050      $16,050
   ELASCO .......................      44,616       2,181        1,287
   PPSC .........................       7,740         112          112
   Sunbelt ......................      56,959         921          921
   Metals Group .................      50,952       3,942        2,379
                                   ----------     -------      -------
   Combined .....................  $1,242,446     $23,206      $20,749
                                   ==========     =======      =======

HUGHES SUPPLY, INC. ANNUAL REPORT

                                                             Unaudited
                                                             Pro Forma
                                       Net          Net         Net
                                      Sales        Income     Income
                                     --------     -------    ---------
Fiscal year ended
January 27, 1995:
  Hughes, as
    previously reported .........    $875,459     $11,485     $11,485
  ELASCO ........................      35,903       2,139       1,293
  PPSC ..........................       8,489         312         312
  Sunbelt .......................      39,079         430         430
  Metals Group ..................      35,881       1,515         906
                                     --------     -------     -------
  Combined ......................    $994,811     $15,881     $14,426
                                     ========     =======     =======

Unaudited pro forma net income reflects adjustments to net income to record an estimated provision for income taxes for each period presented assuming ELASCO, Metals, Incorporated and Stainless Tubular Products, Inc. were tax paying entities.

On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF Holdings, Inc. and its subsidiaries ("PVF"), a wholesale distributor of stainless steel pipe, valves and fittings with 16 locations nationwide. The aggregate consideration paid was $108,984, consisting of cash in the amount of $82,069, the issuance of 737,645 shares of common stock having an agreed-upon value of $27.763 per share and the assumption of $6,436 of bank debt. The transaction was accounted for as a purchase and the results of operations of PVF from the date of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired is being amortized over 15 years by the straight-line method.

The following table reflects the unaudited pro forma combined results of operations, assuming the PVF acquisition had occurred at the beginning of each year presented:

                                                    Fiscal Years Ended
                                                  -----------------------
                                                     1997        1996
                                                  ----------   ----------
Net sales .....................................   $1,549,163   $1,351,605
Net income ....................................       34,843       35,346
Earnings per share:
  Primary .....................................         3.22         3.82
  Fully diluted ...............................         3.22         3.78


The past and future financial performance of PVF will be directly influenced by the cost of stainless steel and nickel alloy which as a commodity item can and does fluctuate. Significant fluctuations in the prices of stainless steel and nickel alloy which have occurred in the fiscal years presented have resulted in gross margins for PVF of 28.6% for the fiscal year ended 1997 compared to 37.3% for the fiscal year ended 1996 included in the pro forma information above. As a result of the commodity price fluctuations and the fact that these significant price fluctuations could continue to create cyclicality in PVF's future operating performance, management believes that the pro forma information is not necessarily indicative of future performance.

During fiscal 1997, 1996 and 1995, the Company acquired several other wholesale distributors of materials to the construction industry that were accounted for as purchases or immaterial poolings. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                         1997         1996
                                                       --------     --------
Land ................................................  $ 15,878     $ 14,851
Buildings and improvements ..........................    57,532       48,960
Transportation equipment ............................    24,440       21,809
Furniture, fixtures and equipment ...................    33,382       27,342
Assets under capital leases .........................     9,696       10,551
                                                       --------     --------
                                                        140,928      123,513

Less accumulated depreciation
  and amortization .................................    (67,890)     (60,762)
                                                       --------     --------
                                                       $ 73,038     $ 62,751
                                                       ========     ========

NOTE 4 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                         1997         1996
                                                       --------     --------

7.96% Senior notes, due 2011 .......................   $ 98,000     $      -
Unsecured revolving bank notes under
  $150,000 credit agreement, payable
  June 30, 1999, fluctuating interest
  (5.8% to 6.0% at January 31, 1997) ...............     80,000       68,300
Short-term instruments classified as
  long-term debt ...................................     40,921       40,128
Other notes payable ................................      3,929       23,478
Capital lease obligations ..........................      2,246        3,014
                                                       --------     --------
                                                        225,096      134,920
Less current portion ...............................     (3,108)      (3,238)
                                                       --------     --------
                                                       $221,988     $131,682
                                                       ========     ========

On May 29, 1996 the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. The notes mature in 2011, bear interest at 7.96% and will be payable in 20 equal semi-annual payments beginning in 2001. Proceeds received by the Company in the private placement of the senior notes were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement.

On October 10, 1996, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement, as amended, now permits the Company to borrow up to $150,000 (subject to borrowing limitations under the agreement) - $100,000 long-term, expiring June 30, 1999, and $50,000 line of credit convertible to a term note due two years from conversion date. The $50,000 line of credit backs commercial paper. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of
 .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .60 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $24,230 is available at January 31, 1997 for payment of dividends.

The Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $36,521 and $35,000 as of January 31, 1997 and January 26, 1996 was 5.5% and 5.9%, respectively. In addition, the Company had bank short-term borrowings of $4,400 and $5,128 at weighted average interest rates of 6.0% and 10.6% as of January 31, 1997 and January 26, 1996, respectively.

The Company's credit facility enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $40,921 and $40,128 of short-term borrowings at January 31, 1997 and January 26, 1996, respectively, have been classified as long-term debt.

The carrying value of notes payable is a reasonable estimate of fair value since interest rates are based on prevailing market rates.

Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 31, 1997 and in the aggregate are as follows:

Fiscal Years Ending
-------------------------------------------------------------------------------
1998 ............................................................   $  2,149
1999 ............................................................      1,714
2000 ............................................................    120,978
2001 ............................................................          9
2002 ............................................................      9,334
Later years .....................................................     88,666
                                                                    --------
                                                                    $222,850
                                                                    ========

NOTE 5 - INCOME TAXES

The components of deferred tax assets and liabilities at January 31, 1997 and January 26, 1996 are as follows:

                                                        1997           1996
                                                      -------        -------
Deferred tax assets:
   Allowance for doubtful accounts ...............    $ 1,513        $ 1,829
   Inventories ...................................      3,461          1,821
   Capital leases ................................        377            503
   Property and equipment ........................        864          1,171
   Accrued vacation ..............................      1,588            914
   Deferred compensation .........................        832            681
   Environmental clean-up costs ..................         91            268
   Operating leases ..............................        286            276
   Other accrued liabilities .....................      5,253          5,106
   Other .........................................        706            389
                                                       ------         ------
     Total deferred tax assets ...................     14,971         12,958
                                                       ------         ------
Deferred tax liabilities:
     Intangible assets ...........................          6             21
                                                      -------        -------
Net deferred tax assets ..........................    $14,965        $12,937
                                                      =======        =======

No valuation allowance has been provided for these deferred tax assets at January 31, 1997 and January 26, 1996 as full realization of these assets is expected.

The consolidated provision for income taxes consists of the following:

                                                  Fiscal Years Ended
                                       ----------------------------------------
                                          1997           1996            1995
                                       --------       ---------        --------
Currently payable:
  Federal ......................       $ 18,399        $ 11,676        $ 10,161
  State ........................          2,807           1,796           1,667
                                       --------        --------        --------
                                         21,206          13,472          11,828
                                       --------        --------        --------
Deferred:
  Federal ......................         (1,739)         (1,555)         (3,650)
  State ........................           (289)           (256)           (199)
                                       --------        --------        --------
                                         (2,028)         (1,811)         (3,849)
                                       --------        --------        --------
                                       $ 19,178        $ 11,661        $  7,979
                                       ========        ========        ========

The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                             Fiscal Years Ended
                                        -----------------------------------------------------------------
                                               1997                 1996                   1995
                                        ------------------   -------------------     --------------------
                                         Amount        %       Amount        %        Amount          %
                                        --------      ----   ---------      ----     --------       -----

Tax computed at statutory
  Federal rate ......................   $ 18,097      35.0   $ 12,204       35.0     $  8,351       35.0
Effect of:
  State income tax,
    net of Federal income tax benefit      1,637       3.2        991        2.8          955        4.0
  ELASCO earnings ...................       (121)      (.2)      (772)      (2.2)        (756)      (3.2)
  Metals Group earnings .............       (618)     (1.2)    (1,395)      (4.0)        (530)      (2.2)
  Nondeductible purchase
    adjustments .....................        123        .2         43         .1           38         .1
  Nondeductible expenses ............        637       1.2        396        1.1          330        1.4
  Other, net ........................       (577)     (1.1)       194         .6         (409)      (1.7)
                                        --------      ----   --------      -----     --------       ----
  Income tax expense ................   $ 19,178      37.1   $ 11,661       33.4     $  7,979       33.4
                                        ========      ====   ========      =====     ========       ====

Prior to their merger with the Company, ELASCO, Metals, Incorporated and Stainless Tubular Products, Inc. were Subchapter S corporations and were not subject to corporate income tax. ELASCO's Subchapter S corporation status terminated upon the merger with the Company on April 26, 1996 while Metals, Incorporated and Stainless Tubular Products, Inc.'s Subchapter S corporation status terminated upon the merger with the Company on January 24, 1997.

HUGHES SUPPLY, INC. ANNUAL REPORT

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

The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 31, 1997 and January 26, 1996, the plan owned approximately 172,000 and 184,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

Amounts charged to expense for these and other similar plans during fiscal 1997, 1996 and 1995 were $2,088, $2,322 and $1,315, respectively.

BONUS PLANS

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,544, $1,354 and $935 for fiscal 1997, 1996 and 1995, respectively.

STOCK OPTION PLANS

The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,635,000 shares of common stock to key executive, management, sales employees, and, with respect to 135,000 of these shares, to directors. Under the plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May 1998, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

The employee plan also permits the granting of stock appreciation rights (SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 31, 1997.

A summary of option transactions during each of the three fiscal years in the period ended January 31, 1997 is shown below:

                                      Number of      Weighted-Average
                                       Shares          Option Price
                                      --------       ----------------
Under option, January 28, 1994
 (297,584 shares exercisable)          399,584            $12.86
  Granted ....................         115,000             20.73
  Exercised ..................         (44,241)            12.35
                                      --------
Under option, January 27, 1995
 (339,343 shares exercisable)          470,343             14.83
  Granted ....................          15,000             19.25
  Exercised ..................         (93,541)            13.41
  Cancelled ..................          (1,861)            11.04
                                      --------
Under option, January 26, 1996
 (329,941 shares exercisable)          389,941             15.36
  Granted ....................         115,000             29.37
  Exercised ..................         (56,733)            13.57
  Cancelled ..................          (4,000)            20.25
                                      --------
Under option, January 31, 1997
 (328,208 shares exercisable)          444,208             19.17
                                      ========

There were 516,519 and 627,519 shares available for the granting of options at January 31, 1997 and January 26, 1996, respectively.

The following table summarizes the stock options outstanding at January 31, 1997:

                            Number         Weighted-Average
        Range of        Outstanding at        Remaining         Weighted-Average
     Exercise Prices     Jan. 31, 1997     Contractual Life     Exercise Price
     ---------------    --------------     ----------------     ----------------
     $12.00 - $17.63        216,708             4 Years              $12.97
      18.13 -  25.38        112,500             8 Years               20.69
      28.00 -  38.50        115,000             9 Years               29.37

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for its stock option plans. If the fair value estimates had been used to record compensation expense, pro forma net income would have been $32,221 and $23,121 in fiscal 1997 and 1996, respectively, with an immaterial effect on earnings per share. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 1.3%; expected volatility of 33%; risk-free interest rates of 6.47%; and expected lives of 8 years. The weighted-average fair value of options granted during the year was $13.15 for fiscal 1997 and $8.55 for fiscal 1996.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $421, $238 and $390 in fiscal 1997, 1996 and 1995, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain facilities and equipment under agreements which are classified as capital leases. The building leases are with a corporation which is owned by three of the directors of Hughes Supply, Inc. These leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,092, $1,149 and $1,165 for fiscal 1997, 1996 and 1995, respectively. Most equipment leases have purchase options at the end of the original lease term. Assets under capital leases are included in the consolidated balance sheets as follows:


                                   1997         1996
                                  ------      -------
Property (land and buildings)...  $9,407      $10,551
Equipment.......................     289            -
                                  ------      -------
                                   9,696       10,551
Accumulated amortization........  (8,492)      (8,840)
                                  ------      -------
                                  $1,204      $ 1,711
                                  ======      =======

In addition, rents under operating leases paid to the related corporation were $220, $358 and $400 in fiscal 1997, 1996 and 1995, respectively.

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of January 31, 1997, are as follows:

                                       Capital     Operating
Fiscal Years Ending                    Leases        Leases
-------------------                    -------     ---------
  1998 .............................   $1,170       $14,125
  1999 .............................      584        11,752
  2000 .............................      390         9,356
  2001 .............................      344         7,404
  2002 .............................      148         4,629
  Later years ......................      110         7,823
                                       ------       -------
Total minimum lease payments .......    2,746       $55,089
                                                    =======
Less amount representing interest ..     (500)
                                       ------
Present value of net minimum
  lease payments ...................    2,246
Less current portion ...............     (959)
                                       ------
                                       $1,287
                                       ======

Lease-related expenses are as follows:
                                           Fiscal Years Ended
                                      ---------------------------
                                        1997       1996      1995
                                      -------    -------   ------
Capital lease amortization .......    $   552    $   584   $  594
Capital lease interest expense ...        290        364      440
Operating lease rentals
  (excluding month-to-month
  rents) .........................     15,791     12,816    7,904

GUARANTEES OF AFFILIATE DEBT

A wholly-owned subsidiary of the Company owns a one-third interest in Accord Industries Company ("Accord"), a joint venture formed from the Company's sale of its manufacturing operations in 1990. As partial consideration for the sale, the Company received $2,750 in notes receivable, part of which is convertible into an additional partnership interest in Accord of up to 29%.

In connection with the investment in Accord, the Company guaranteed $500 of Accord's indebtedness to a bank and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $2,500 as of January 31, 1997.

LEGAL MATTERS

The Company is involved in various legal proceedings incident to the conduct of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

HUGHES SUPPLY, INC. ANNUAL REPORT

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

In May 1996, the Company sold in a public offering 1,486,989 shares of its common stock which generated net proceeds of $48,193. Proceeds received by the Company from the sale of the common stock were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement.

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

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company sells its products in the major areas of construction markets in certain states primarily in the southeast and midwest United States. Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

NOTE 10 - SUPPLEMENTAL CASH FLOWS INFORMATION

The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                      Fiscal Years Ended
                                                ------------------------------
                                                  1997       1996        1995
                                                -------    -------     -------
Net income .................................    $32,528    $23,206     $15,881
Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
  Depreciation .............................      9,568      9,342       8,815
  Amortization .............................      5,396      1,930         839
  Provision for doubtful accounts ..........        842      1,907       1,415
  Gain on sale of property and equipment ...       (607)      (589)       (286)
  Undistributed (earnings) losses of
   affiliate ...............................       (101)       115        (139)
  Treasury shares contributed to employee
   benefit plan ............................          -          -         500
  Changes in assets and liabilities, net of
   effects of business acquisitions:
    (Increase) decrease in -
       Accounts receivable .................    (11,675)   (12,287)    (16,069)
       Inventories .........................    (23,632)    (9,183)    (22,278)
       Other current assets ................      5,157     (3,619)     (3,016)
       Other assets ........................     (1,770)    (1,090)       (390)
    Increase (decrease) in -
       Accounts payable and accrued expenses    (10,555)    11,236      18,950
       Accrued interest and income taxes ...       (617)    (2,001)      2,845
       Other noncurrent liabilities ........        421        225         397
    Increase in deferred income taxes ......     (1,988)    (1,843)     (3,797)
                                               --------   --------    --------
Net cash provided by operating activities ..   $  2,967   $ 17,349    $  3,667
                                               ========   ========    ========

NONCASH INVESTING AND FINANCING ACTIVITIES

The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                    Fiscal Years Ended
                               -----------------------------
                                 1997       1996      1995
                               --------    -------   -------
Fair value of:
  Assets acquired ..........   $161,198    $22,600   $28,396
  Liabilities assumed ......    (32,958)    (9,369)   (7,269)
                               --------    -------   -------
Purchase price .............   $128,240    $13,231   $21,127
                               ========    =======   =======

Consideration in fiscal 1997 and 1996 included 946,769 and 190,984 shares of common stock, with fair values of $28,162 and $3,222, respectively. Consideration in fiscal 1995 included 248,640 shares of common stock with a fair value of $4,286, a note for $1,525 and amounts payable of $4,217.

Additional common stock was issued in fiscal 1995 upon the conversion of $22,889 convertible subordinated debentures.


HUGHES SUPPLY, INC. ANNUAL REPORT

NOTE 11 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                              Quarter
                                             -----------------------------------------
                                               First     Second     Third      Fourth
                                             --------   --------   --------   --------
Fiscal 1997

Net sales ................................   $349,500   $395,817   $405,353   $365,418
Gross profit .............................   $ 69,343   $ 81,596   $ 85,461   $ 79,509
Net income ...............................   $  5,523   $  9,198   $ 10,415   $  7,392
Earnings per share:
  Primary ................................   $    .63   $    .86   $    .92   $    .63
  Fully diluted ..........................   $    .63   $    .86   $    .92   $    .63
Average shares outstanding (in thousands):
  Primary ................................      8,731     10,647     11,313     11,711
  Fully diluted ..........................      8,771     10,650     11,319     11,712
Market price per share:
  High ...................................   $ 34 1/2   $     41   $ 40 7/8   $ 44 5/8
  Low ....................................   $ 26 5/8   $ 31 5/8   $ 32 1/8   $     32
Dividends per share ......................   $    .09   $    .09   $    .10   $    .10


Fiscal 1996

Net sales ................................   $289,543   $320,522   $328,416   $303,965
Gross profit .............................   $ 58,719   $ 64,148   $ 65,493   $ 64,872
Net income ...............................   $  5,009   $  6,897   $  6,225   $  5,075
Earnings per share:
  Primary ................................   $    .60   $    .81   $    .72   $    .59
  Fully diluted ..........................   $    .60   $    .81   $    .72   $    .59
Average shares outstanding (in thousands):
  Primary ................................      8,378      8,546      8,602      8,628
  Fully diluted ..........................      8,384      8,562      8,617      8,648
Market price per share:
  High ...................................   $ 20 7/8   $ 22 3/8   $ 27 1/4   $ 30 1/2
  Low ....................................   $ 17 3/4   $ 18 7/8   $ 21 3/8   $ 23 5/8
Dividends per share ......................   $    .07   $    .07   $    .07   $    .09


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

The Company historically performs a detailed analysis of its accounts receivable in the fourth quarter for purposes of determining and recording the write-off of doubtful accounts. In fiscal 1997 and 1996, the Company's collection experience was better than anticipated, resulting in credits of $(1,859) and $(547) in the provision for doubtful accounts for the fourth quarter of the respective years.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 31, 1997 and January 26, 1996, and the results of their operations and their cash flows for the years ended January 31, 1997, January 26, 1996 and January 27, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP
------------------------


Orlando, Florida

March 21, 1997

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

HUGHES SUPPLY, INC. ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As described in Note 2 of the Notes to Consolidated Financial Statements, in fiscal 1997 the Company entered into business combinations with ELASCO, PPSC, Sunbelt and the Metals Group which were accounted for as poolings of interests. Accordingly, all financial data in this discussion and analysis is reported as though the companies have always been one.


NET SALES

In fiscal 1997, the Company generated net sales of $1.5 billion, a 22% increase over fiscal 1996 net sales of $1.2 billion. Fiscal 1996 net sales of $1.2 billion increased 25% over fiscal 1995 net sales of $995 million. Newly-opened and acquired wholesale outlets accounted for approximately 16 and 14 percentage points of the 22% and 25% increases for fiscal 1997 and 1996, respectively.

The Company's strategy of expanding and diversifying into more construction markets (commercial and industrial) as well as expanding geographically has contributed to these strong sales gains along with same-store sales growth. Commercial construction and industrial repair markets have been strong during the last three fiscal years. Residential construction activity rebounded in fiscal 1997 despite higher mortgage rates, reflecting high levels of consumer confidence.

Management expects market activity to continue at current levels. These favorable conditions coupled with the Company's acquisition program should result in continued sales growth.


GROSS MARGIN

Gross margins have been improving steadily over the past few years. Gross margins were 20.8%, 20.4% and 19.9% for fiscal 1997, 1996 and 1995, respectively. The improvement has resulted from several factors, including expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources as part of the Company's preferred vendor program.


OPERATING EXPENSES

Operating expenses in fiscal 1997 were $257 million (16.9% of net sales), a 20% increase over fiscal 1996 operating expenses of $214 million. Newly-opened wholesale outlets and recent acquisitions accounted for approximately 16 percentage points of the 20% increase. The remainder of the increase is due primarily to personnel and transportation costs associated with the same-store sales growth. Similarly, the $43 million increase in fiscal 1996 compared to fiscal 1995 which had operating expenses of $171 million (or 17.2% of net sales) is attributed primarily to newly-opened wholesale outlets and acquisitions (approximately one-half) and costs, such as personnel, transportation and insurance, associated with same-store sales growth.

The decrease in operating expenses as a percentage of sales from 17.2% in fiscal 1995 and 1996 to 16.9% in fiscal 1997 is primarily the result of: (i) synergies associated with consolidating certain administrative functions; (ii) lower insurance costs as a percentage of sales resulting from reductions in insurance premiums combined with better than expected claims experience; and (iii) a decrease in bad debt expense as a percentage of sales. Bad debt expense as a percentage of sales decreased due to the centralization of the Company's credit function and the recent expansion of the Company into new product groups, primarily industrial pipe, valves and fittings, which have a lower bad debt percentage than the Company's existing product groups.


NON-OPERATING INCOME AND EXPENSES

Interest and other income increased to $6.0 million in fiscal 1997 compared to $5.0 million in fiscal 1996 and $3.2 million in fiscal 1995. These increases are primarily the result of improved collection of service charge income on delinquent accounts receivable. In addition, the gain realized on sales of property and equipment (primarily transportation equipment) was $.3 million higher in fiscal 1996.

Interest expense for fiscal 1997, 1996 and 1995 was $13.5 million, $9.4 million and $6.4 million, respectively. The $4.1 million increase in fiscal 1997 is primarily the result of higher borrowing levels as expansion through business acquisitions has been partially funded by debt financing. Interest rates were relatively stable in fiscal 1997. Higher interest rates and higher average borrowing levels were equally responsible for the $3.0 million increase in interest expense from fiscal 1995 to 1996.


INCOME TAXES

The effective tax rates for fiscal 1997, 1996 and 1995 were 37.1%, 33.4% and 33.4%, respectively. Prior to the mergers on April 26, 1996 with ELASCO and January 24, 1997 with Metals, Incorporated and Stainless Tubular Products, Inc., all three entities were Subchapter S corporations and, therefore, not subject to corporate income tax. Each entity's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate is higher for fiscal 1997 than for fiscal 1996 and 1995.


NET INCOME

Net income in fiscal 1997 increased 40% to $32.5 million from $23.2 million in fiscal 1996. Fully diluted earnings per share increased 14% to $3.07 in fiscal 1997 compared to $2.70 in fiscal 1996 on 23% more average shares outstanding. These results followed fiscal 1996 increases of 46% and 36% in net income and fully diluted earnings per share, respectively. Net income and fully diluted earnings per share in fiscal 1995 were $15.9 million and $1.98, respectively.

These improved results reflect operating leverage that has been achieved through the Company's acquisition and internal growth program. Operating margins (operating income as a percentage of net sales) have steadily improved to 3.9% in fiscal 1997, compared to 3.2% and 2.7% in fiscal 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Working capital in fiscal 1997 amounted to $330 million compared to $217 million and $197 million in fiscal 1996 and 1995, respectively. The Company continues to maintain approximately 75% of total assets as current assets. The working capital ratio was 3.3 to 1, 2.6 to 1 and 2.7 to 1 for fiscal 1997, 1996 and 1995, respectively. During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support the growth. The Company strives to maintain inventories at levels that support current sales activity but are not excessive. It accomplishes this through increased use of central distribution facilities and by investing in resources to improve the efficiency and service capability of its facilities.

Net cash provided by operations was $3.0 million in fiscal 1997 compared to $17.3 million in fiscal 1996 and $3.7 million in fiscal 1995. These changes are due primarily to fluctuations in accounts receivable, inventories and accounts payable.

In fiscal 1997, the Company invested $16.1 million for property and equipment and paid $100 million in cash consideration for business acquisitions. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $20 million in fiscal 1998.

As discussed in Notes 4 and 8 of the Notes to Consolidated Financial Statements, in May 1996 the Company issued 1,486,989 shares of common stock in a public offering (generating net proceeds of approximately $48 million, after payment of expenses) and issued $98 million of senior notes in a private placement in connection with the purchase of substantially all of the assets, properties and business of PVF Holdings, Inc. ("PVF"). In addition to funding the PVF acquisition, the net proceeds of these offerings were used to reduce indebtedness outstanding under the Company's bank debt.

Management believes that the acquisitions of PVF, Sunbelt and the Metals Group provide the Company with several strategic benefits, including: (i) a well-established position in the stainless steel and specialty alloy sector of the pipe, valve and fitting products market; (ii) greater focus on targeted industrial and replacement markets; (iii) a strong management team; and (iv) new opportunities for additional acquisitions. Additional growth opportunities for the Company related to these acquisitions include incremental sales of complementary valve products and new branch openings.

Principal payments on long-term debt were $20.0 million for fiscal 1997 compared to $6.0 million and $1.3 million for fiscal 1996 and 1995, respectively. The increases resulted primarily from paying off debt assumed as a result of certain business acquisitions. Dividend payments of $6.1 million, $5.1 million and $3.1 million during fiscal 1997, 1996 and 1995 included cash dividends of pooled companies totaling $2.9 million, $3.3 million and $2.0 million, respectively.

In October 1996, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement now permits the Company to borrow up to $150 million ($160 million previously). With this facility, the Company believes it has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities. The Company's financial condition remains strong and the Company believes that it has the resources necessary, with approximately $35 million of unused debt capacity (subject to borrowing limitations under long-term debt covenants) as of January 31, 1997, to fund ongoing operating requirements. Future expansion will continue to be financed on a project-by-project basis through additional borrowing, or, as circumstances allow, through the issuance of common stock.


BUSINESS ACQUISITIONS

In addition to the business combinations with ELASCO, PPSC, Sunbelt, and the Metals Group accounted for as poolings of interests as mentioned previously, during fiscal 1997 the Company acquired several wholesale distributors for approximately $144 million ($100 million in cash and $44 million in stock). In fiscal 1996, consideration paid by the Company for acquisitions (excluding poolings of interests) was approximately $13 million ($10 million in cash and $3 million in stock). Outlays for acquisition of wholesale distributors in fiscal 1995 totaled $21 million ($11 million in cash, $4 million in stock and $6 million in other consideration). These acquisitions were accounted for as either purchases or immaterial poolings and the results of operations of these businesses from their respective dates of acquisition are included in the Company's consolidated financial statements. As a result of these acquisitions, the Company had 272 branches in 25 states as of the end of fiscal 1997, compared to 212 branches in 14 states as of the end of fiscal 1996 (prior to restatement for fiscal 1997 poolings of interests).


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


HUGHES SUPPLY, INC. ANNUAL REPORT

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
                                                                  Fiscal Years Ended(1)(2)
                                                    ----------------------------------------------------
                                                       1997          1996          1995          1994
                                                    ----------    ----------    ----------    ----------
Net sales .......................................   $1,516,088    $1,242,446    $  994,811    $  827,251
Cost of sales ...................................   $1,200,179    $  989,214    $  797,123    $  664,696
Gross margin ....................................        20.8%         20.4%         19.9%         19.7%

Selling, general and administrative expenses ....   $  240,830    $  200,767    $  159,548    $  135,162
  % of sales ....................................        15.9%         16.2%         16.0%         16.3%
Depreciation and amortization ...................   $   14,964    $   11,272    $    9,654    $    8,358
Provision for doubtful accounts .................   $      842    $    1,907    $    1,415    $    2,229
Operating income ................................   $   59,273    $   39,286    $   27,071    $   16,806

Operating margin ................................         3.9%          3.2%          2.7%          2.0%
Interest and other income .......................   $    5,953    $    4,961    $    3,203    $    3,679
Interest expense ................................   $   13,520    $    9,380    $    6,414    $    6,048
Income (loss) before income taxes ...............   $   51,706    $   34,867    $   23,860    $   14,437
  % of sales ....................................         3.4%          2.8%          2.4%          1.7%
Income taxes (benefits) .........................   $   19,178    $   11,661    $    7,979    $    4,710
Net income ......................................   $   32,528    $   23,206    $   15,881    $    9,727
  % of sales ....................................         2.1%          1.9%          1.6%          1.2%
Earnings per share:
  Primary .......................................   $     3.08    $     2.72    $     2.00    $     1.43
  Fully diluted .................................   $     3.07    $     2.70    $     1.98    $     1.34

Average shares outstanding:
  Primary .......................................       10,576         8,523         7,926         6,810
  Fully diluted .................................       10,591         8,602         8,110         7,980
Cash dividends per share ........................   $      .38    $      .30    $      .22    $      .16

Long-term debt, less current portion ............   $  221,988    $  131,682    $  121,728    $  118,224
Shareholders' equity ............................   $  278,934    $  170,766    $  148,689    $  108,064
Total assets ....................................   $  649,502    $  440,795    $  391,153    $  313,691

Net working capital .............................   $  330,388    $  217,146    $  196,952    $  161,665
Current ratio ...................................     3.3 to 1      2.6 to 1      2.7 to 1      2.9 to 1
Shareholders' equity per share ..................   $    24.22    $    20.17    $    18.20    $    15.98
Return on equity(3) .............................        19.0%         15.6%         14.7%          9.8%

Leverage (total assets/shareholders' equity) ....         2.33          2.58          2.63          2.90
Return on assets(3) .............................         7.4%          5.9%          5.1%          3.5%
Ratio of long-term debt to total capital employed     .44 to 1      .44 to 1      .45 to 1      .52 to 1
Capital expenditures(4) .........................   $   16,104    $   13,140    $   13,117    $    9,222


                                                                   Fiscal Years Ended(1)(2)
                                                    -------------------------------------------------
                                                       1993         1992          1991         1990
                                                    ---------    ---------     ---------    ---------
Net sales .......................................   $ 676,465    $ 648,010     $ 721,489    $ 678,631
Cost of sales ...................................   $ 547,636    $ 524,525     $ 584,290    $ 543,217
Gross margin ....................................       19.0%        19.1%         19.0%        20.0%

Selling, general and administrative expenses ....   $ 110,218    $ 108,696       111,428    $ 102,425
  % of sales ....................................       16.3%        16.8%         15.4%        15.1%
Depreciation and amortization ...................   $   7,180    $   7,867     $   9,863    $   9,677
Provision for doubtful accounts .................   $   1,942    $   2,882     $   3,026    $   2,796
Operating income ................................   $   9,489    $   4,040     $  12,882    $  20,516

Operating margin ................................        1.4%          .6%          1.8%         3.0%
Interest and other income .......................   $   4,072    $   2,408     $   4,618    $   3,241
Interest expense ................................   $   5,774    $   7,463     $   9,680    $   8,701
Income (loss) before income taxes ...............   $   7,787    $  (1,015)    $   7,820    $  15,056
  % of sales ....................................        1.2%         (.2%)         1.1%         2.2%
Income taxes (benefits) .........................   $   1,734    $  (1,359)    $   2,058    $   4,914
Net income ......................................   $   6,053    $     344     $   5,762    $  10,142
  % of sales ....................................         .9%          .1%           .8%         1.5%
Earnings per share:
  Primary .......................................   $     .90    $     .05     $     .84    $    1.38
  Fully diluted .................................   $     .90    $     .05     $     .84    $    1.32

Average shares outstanding:
  Primary .......................................       6,725        6,713         6,892        7,342
  Fully diluted .................................       6,753        6,713         6,892        8,437
Cash dividends per share ........................   $     .12    $     .24     $     .36    $     .35

Long-term debt, less current portion ............   $ 101,028    $  87,922     $  98,054    $  93,002
Shareholders' equity ............................   $  99,097    $  94,836     $  98,121    $ 103,100
Total assets ....................................   $ 280,007    $ 264,425     $ 264,379    $ 276,906

Net working capital .............................   $ 139,977    $ 128,772     $ 138,283    $ 135,029
Current ratio ...................................    2.8 to 1     2.6 to 1      3.1 to 1     2.7 to 1
Shareholders' equity per share ..................   $   14.88    $   14.24     $   14.74    $   14.44
Return on equity(3) .............................        6.4%          .4%          5.6%        10.3%

Leverage (total assets/shareholders' equity) ....        2.83         2.79          2.69         2.69
Return on assets(3) .............................        2.3%          .1%          2.1%         4.0%
Ratio of long-term debt to total capital employed    .50 to 1     .48 to 1      .50 to 1     .47 to 1
Capital expenditures(4) .........................   $   9,343    $   5,707     $   8,622    $  11,801

                                                         Fiscal Years Ended(1)(2)
                                                    ------------------------------------
                                                       1989         1988         1987
                                                    ---------    ---------    ----------
Net sales .......................................   $ 625,202    $ 524,131    $ 417,217
Cost of sales ...................................   $ 497,027    $ 416,515    $ 336,516
Gross margin ....................................       20.5%        20.5%        19.3%

Selling, general and administrative expenses ....   $  92,541    $  78,473    $  58,718
  % of sales ....................................       14.8%        15.0%        14.1%
Depreciation and amortization ...................   $   9,222    $   7,098    $   5,733
Provision for doubtful accounts .................   $   1,542    $   1,842    $     807
Operating income ................................   $  24,870    $  20,203    $  15,443

Operating margin ................................        4.0%         3.9%         3.7%
Interest and other income .......................   $   4,011    $   2,876    $   2,860
Interest expense ................................   $   7,374    $   4,667    $   3,835
Income (loss) before income taxes ...............   $  21,507    $  18,412    $  14,468
  % of sales ....................................        3.4%         3.5%         3.5%
Income taxes (benefits) .........................   $   7,592    $   7,897    $   7,034
Net income ......................................   $  13,915    $  10,515    $   7,434
  % of sales ....................................        2.2%         2.0%         1.8%
Earnings per share:
  Primary .......................................   $    1.87    $    1.40    $    1.00
  Fully diluted .................................   $    1.75    $    1.33    $     .98

Average shares outstanding:
  Primary .......................................       7,423        7,537        7,408
  Fully diluted .................................       8,533        8,628        8,251
Cash dividends per share ........................   $     .31    $     .27    $     .25

Long-term debt, less current portion ............   $  84,989    $  66,324    $  39,352
Shareholders' equity ............................   $  98,747    $  90,416    $  82,742
Total assets ....................................   $ 254,785    $ 225,075    $ 179,036

Net working capital .............................   $ 124,463    $ 106,480    $  83,013
Current ratio ...................................    2.8 to 1     2.6 to 1     2.5 to 1
Shareholders' equity per share ..................   $   13.50    $   12.31    $   11.18
Return on equity(3) .............................       15.4%        12.7%         9.7%

Leverage (total assets/shareholders' equity) ....        2.58         2.49         2.16
Return on assets(3) .............................        6.2%         5.9%         5.0%
Ratio of long-term debt to total capital employed    .46 to 1     .42 to 1     .32 to 1
Capital expenditures(4) .........................   $  10,159    $  15,954    $  11,841

----------
(1) The Company's fiscal year ends on the last Friday in January.
(2) All data adjusted for poolings of interests and three-for-two stock split declared May 17, 1988.
(3) Ratios based on balance sheet at beginning of year.
(4) Excludes capital leases.


CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS                               EXECUTIVE OFFICERS AND              TRANSFER AGENT AND REGISTRAR
                                        MANAGEMENT
David H. Hughes                                                             American Stock Transfer &
CHAIRMAN OF THE BOARD                   David H. Hughes                     Trust Company
                                        CHAIRMAN OF THE BOARD AND CHIEF     40 Wall Street
John D. Baker, II                       EXECUTIVE OFFICER                   New York, New York 10005
PRESIDENT, FLORIDA ROCK INDUSTRIES,
INC.
                                        A. Stewart Hall, Jr.                ANNUAL MEETING
                                        PRESIDENT AND CHIEF OPERATING
Robert N. Blackford                     OFFICER                             Tuesday, May 20, 1997, at
ATTORNEY, MAGUIRE, VOORHIS & WELLS,                                         10:00 AM
P.A.                                    Robert N. Blackford                 Hughes Supply, Inc.
                                        SECRETARY                           Suite 200
H. Corbin Day                                                               20 North Orange Avenue
CHAIRMAN, JEMISON INVESTMENT            Benjamin P. Butterfield             Orlando, Florida 32801
CO., INC.                               ASSISTANT SECRETARY AND GENERAL
                                        COUNSEL                             INDEPENDENT ACCOUNTANTS
John B. Ellis
FORMER SENIOR VICE PRESIDENT-           Jacquel K. Clark                    Price Waterhouse LLP
FINANCE AND TREASURER, GENUINE          ASSISTANT SECRETARY AND ASSISTANT   Orlando, Florida
PARTS COMPANY                           TREASURER
                                                                            CORPORATE HEADQUARTERS
A. Stewart Hall, Jr.                    Jasper L. Holland, Jr.
                                        REGIONAL VICE PRESIDENT             Hughes Supply, Inc.
Clifford M. Hames                                                           20 North Orange Avenue
FORMER VICE CHAIRMAN OF THE             Clyde E. Hughes                     Orlando, Florida 32801
BOARD, SUN BANK, N.A.                   REGIONAL VICE PRESIDENT             Telephone: 407-841-4755

Russell V. Hughes                       Russell V. Hughes
                                        VICE PRESIDENT

Vincent S. Hughes                       Vincent S. Hughes
                                        VICE PRESIDENT
Herman B. McManaway
FORMER VICE PRESIDENT, RUDDICK
CORPORATION AND PRESIDENT,              James C. Plyler, Jr.
RUDDICK INVESTMENT CO.                  REGIONAL VICE PRESIDENT

Donald C. Martin                        Kenneth H. Stephens
FORMER PRESIDENT, ELECTRICAL            REGIONAL VICE PRESIDENT
DISTRIBUTORS, INC.
                                        Sidney J. Strickland, Jr.
                                        VICE PRESIDENT, PURCHASING AND
                                        ADMINISTRATION

                                        Gradie E. Winstead, Jr.
                                        REGIONAL VICE PRESIDENT

                                        J. Stephen Zepf
                                        TREASURER AND CHIEF FINANCIAL
                                        OFFICER

The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of February 21, 1997 was 1,104. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802


                                       31