Form 10-K405, Exhibit 13
period 1998-01-30
HUGHES SUPPLY INC
filed 1998-04-24
CIK 49029

Exhibit 13.1

Hughes Supply, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

                                                  Fiscal Years Ended
                                        ----------------------------------------
                                        January 30,   January 31,   January 26,
                                           1998          1997          1996
--------------------------------------------------------------------------------
Net Sales ...........................   $1,878,739    $1,567,571    $1,285,328
Cost of Sales .......................    1,466,764     1,235,099     1,018,804
                                        ----------------------------------------
Gross Profit ........................      411,975       332,472       266,524
                                        ----------------------------------------

Operating Expenses:
  Selling, general and administrative      308,872       253,756       211,805
  Depreciation and amortization .....       18,432        15,349        11,707
  Provision for doubtful accounts ...        1,001           850         2,073
                                        ----------------------------------------
    Total operating expenses ........      328,305       269,955       225,585
                                        ----------------------------------------
Operating Income ....................       83,670        62,517        40,939
                                        ----------------------------------------

Non-Operating Income and (Expenses):
  Interest and other income .........        5,791         6,207         5,092
  Interest expense ..................      (18,544)      (14,232)       (9,917)
                                        ----------------------------------------
                                           (12,753)       (8,025)       (4,825)
Income Before Income Taxes ..........       70,917        54,492        36,114
Income Taxes ........................       26,093        19,178        11,661
                                        ----------------------------------------
Net Income ..........................   $   44,824    $   35,314    $   24,453
                                        ========================================

Earnings Per Share:
  Basic .............................   $     2.34    $     2.14    $     1.80
                                        ========================================

  Diluted ...........................   $     2.30    $     2.09    $     1.77
                                        ========================================

Average Shares Outstanding:
  Basic .............................       19,194        16,537        13,575
                                        ========================================

  Diluted ...........................       19,518        16,872        13,804
                                        ========================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes Supply, Inc.
Consolidated Balance Sheets
(dollars in thousands, except per share data)

                                                                        January 30,   January 31,
                                                                           1998          1997
-------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents .........................................   $   7,661    $   6,329
  Accounts receivable, less allowance for losses of $3,136 and $3,809     282,880      201,480
  Inventories .......................................................     346,312      258,111
  Deferred income taxes .............................................       9,708       12,761
  Other current assets ..............................................      17,600       12,412
                                                                        ----------------------
    Total current assets ............................................     664,161      491,093

Property and Equipment, Net .........................................     105,421       76,044
Excess of Cost over Net Assets Acquired .............................     153,052       89,755
Deferred Income Taxes ...............................................       3,438        2,204
Other Assets ........................................................      15,957        8,143
                                                                        ----------------------
                                                                        $ 942,029    $ 667,239
                                                                        ======================

Liabilities and Shareholders' Equity
Current Liabilities:
  Current portion of long-term debt .................................   $     603    $   3,108
  Accounts payable ..................................................     150,042      113,503
  Accrued compensation and benefits .................................      20,602       16,847
  Other current liabilities .........................................      18,571       15,126
                                                                        ----------------------
    Total current liabilities .......................................     189,818      148,584

Long-Term Debt ......................................................     335,207      222,451
Other Noncurrent Liabilities ........................................       2,662        2,199
                                                                        ----------------------
    Total liabilities ...............................................     527,687      373,234
                                                                        ----------------------

Commitments and Contingencies (Note 7)

Shareholders' Equity:
  Preferred stock,  no par value;  10,000,000  shares  authorized;
    none issued; preferences, limitations and relative rights to be
    established by the Board of Directors ...........................        --           --
  Common stock, par value $1 per share; 100,000,000 shares
    authorized; 22,500,135 and 18,685,699 shares issued .............      22,500       18,686
  Capital in excess of par value ....................................     203,006      111,146
  Retained earnings .................................................     190,078      164,173
  Unearned compensation related to outstanding restricted stock .....      (1,242)        --
                                                                        ----------------------
    Total shareholders' equity ......................................     414,342      294,005
                                                                        ----------------------
                                                                        $ 942,029    $ 667,239
                                                                        ======================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes Supply, Inc.
Consolidated Statements of Shareholders' Equity
(dollars in thousands, except per share data)

                                                     Common Stock            Capital in                          Treasury Stock
                                              -------------------------      Excess of      Retained        ------------------------
                                                 Shares         Amount       Par Value      Earnings         Shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 27, 1995, as
  previously reported ....................     8,280,957    $     8,281    $    36,952    $   105,144        108,988    $    (1,688)
  Adjustment for three-for-two
    stock split ..........................     4,140,201          4,140         (4,147)          --           54,494           --
  Adjustment for pooling of interests ....     1,408,530          1,409          1,984          9,943           --             --
                                              --------------------------------------------------------------------------------------
Balance, January 27, 1995 as restated ....    13,829,688         13,830         34,789        115,087        163,482         (1,688)

  Net Income .............................          --             --             --           24,453           --             --
  Cash dividends--
    $.20 per share .......................          --             --             --           (1,971)          --             --
    Pooled companies .....................          --             --             --           (3,641)          --             --
  Stock dividend by pooled company .......        43,065             43            246           (289)          --             --
  Shares issued under
    stock option plans ...................         9,985             10            267           (154)      (130,476)         1,347
  Purchase and retirement
    of common shares .....................       (29,463)           (29)          (137)          (354)          --             --
  Other acquisitions .....................       253,470            253          2,628           --          (33,006)           341
                                              --------------------------------------------------------------------------------------
Balance, January 26, 1996 ................    14,106,745         14,107         37,793        133,131           --             --

  Net Income .............................          --             --             --           35,314           --             --
  Cash dividends--
    $.25 per share .......................          --             --             --           (3,712)          --             --
    Pooled companies .....................          --             --             --           (4,899)          --             --
  Shares issued under stock option
    and bonus plans ......................        99,471             99            954           --             --             --
  Issuance of shares in public offering ..     2,230,483          2,231         45,962           --             --             --
  Purchase and retirement of
    common shares ........................       (21,948)           (22)          (202)          (329)          --             --
  Other acquisitions .....................     2,270,948          2,271         26,639          4,668           --             --
                                              --------------------------------------------------------------------------------------
Balance, January 31, 1997 ................    18,685,699         18,686        111,146        164,173           --             --

  Net Income .............................          --             --             --           44,824           --             --
  Cash dividends--
    $.31 per share .......................          --             --             --           (5,966)          --             --
    Pooled companies .....................          --             --             --           (2,178)          --             --
  Shares issued under stock option
    and bonus plans ......................       125,576            125          1,472           --             --             --
  Purchase and retirement
    of common shares .....................       (19,476)           (19)          (234)          (325)          --             --
  Issuance of restricted stock ...........        50,000             50          1,250           --             --             --
  Capitalization of undistributed earnings
    of Subchapter S corporation ..........          --             --           12,999        (12,999)          --             --
  Other acquisitions .....................     3,658,336          3,658         76,373          2,549           --             --
                                              --------------------------------------------------------------------------------------
Balance, January 30, 1998 ................    22,500,135    $    22,500    $   203,006    $   190,078           --      $      --
                                              ======================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes Supply, Inc.
Consolidated Statements of Cash Flows
(in thousands)

                                                                       Fiscal Years Ended
                                                            -----------------------------------------
                                                            January 30,    January 31,    January 26,
                                                               1998           1997           1996
-----------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
    Cash received from customers ........................   $ 1,852,201    $ 1,556,090    $ 1,272,511
    Cash paid to suppliers and employees ................    (1,821,592)    (1,518,453)    (1,232,689)
    Interest received ...................................         4,007          3,905          3,685
    Interest paid .......................................       (17,462)       (13,601)        (9,570)
    Income taxes paid ...................................       (22,993)       (22,676)       (15,729)
                                                            -----------------------------------------
      Net cash provided by (used in) operating activities        (5,839)         5,265         18,208
                                                            -----------------------------------------

  Cash flows from investing activities:
    Capital expenditures ................................       (27,733)       (16,793)       (13,690)
    Proceeds from sale of property and equipment ........         1,184          1,838          1,292
    Business acquisitions, net of cash ..................       (46,067)      (100,078)       (10,009)
                                                            -----------------------------------------
      Net cash used in investing activities .............       (72,616)      (115,033)       (22,407)
                                                            -----------------------------------------

  Cash flows from financing activities:
    Net borrowings (payments) under short-term
      debt arrangements .................................        35,060         (5,407)        15,418
    Principal payments on:
      Long-term notes ...................................       (27,481)       (19,985)        (6,038)
      Capital lease obligations .........................        (1,022)          (777)          (844)
    Proceeds from issuance of long-term debt ............        80,000         98,000           --
    Net proceeds from sale of common stock ..............          --           48,193           --
    Proceeds from stock options exercised ...............         1,305          1,053          1,470
    Purchase of common shares ...........................          (578)          (553)          (520)
    Dividends paid ......................................        (7,497)        (8,071)        (5,417)

                                                            -----------------------------------------
      Net cash provided by financing activities .........        79,787        112,453          4,069
                                                            -----------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents ....         1,332          2,685           (130)
Cash and Cash Equivalents, beginning of year ............         6,329          3,644          3,774
                                                            -----------------------------------------
Cash and Cash Equivalents, end of year ..................   $     7,661    $     6,329    $     3,644
                                                            =========================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes Supply, Inc.
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)


Note 1--Description of Business and Summary of Significant Accounting Policies

Industry

Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction and industrial markets. Major product lines distributed by the Company include electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, plate, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, municipal and industrial accounts. Industrial accounts include companies in the petrochemical, food and beverage, pulp and paper, pharmaceutical and marine industries.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of a company acquired and accounted for as a pooling of interests. Results of operations of companies acquired and accounted for as purchases and immaterial poolings are included from their respective dates of acquisition.

Fiscal Year

The Company's fiscal year ends on the last Friday in January. Fiscal 1998, 1997 and 1996 contained 52 weeks, 53 weeks and 52 weeks, respectively.

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

Property and Equipment

Buildings and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

Buildings and improvements ...............................           5-40 years
Transportation equipment .................................            2-7 years
Furniture, fixtures and equipment ........................           2-12 years
Property under capital leases ............................          20-40 years

Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

Excess of Cost over Net Assets Acquired

The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 15 to 40 years. At January 30, 1998 and January 31, 1997, goodwill was $153,052 and $89,755, respectively, net of accumulated amortization of $11,040 and $6,029, respectively.

Other Assets

The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful lives of the software, not to exceed five years. At January 30, 1998 and January 31, 1997, unamortized software development costs were $8,357 and $1,500, respectively, net of accumulated amortization of $394 and $78, respectively. Amortization of capitalized internal software development costs was $316 and $78 in fiscal 1998 and 1997, respectively. In fiscal 1996, internal software development costs were not material.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), was issued in March 1995 and was implemented by the Company in fiscal 1997. However, as the Company's previous accounting policy was consistent with the provisions of SFAS 121, there was no impact as a result of adopting the new standard.

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

Hughes Supply, Inc.
Notes to Consolidated Financial Statements (continued)
(dollars in thousands, except per share data)

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

Earnings Per Common Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 became effective for reporting periods ending after December 15, 1997 and, accordingly, was adopted by the Company commencing in the period ended January 30, 1998. Under the provisions of SFAS 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive potential common shares. The weighted-average number of shares used in calculating basic earnings per share were 19,194,000, 16,537,000 and 13,575,000 for fiscal 1998, 1997 and 1996, respectively. In calculating diluted earnings per share, these amounts were adjusted to include 324,000, 335,000 and 229,000 of dilutive potential common shares for fiscal 1998, 1997 and 1996, respectively. The Company's dilutive potential common shares consist of stock options and restricted stock. Earnings per share data for prior periods was restated to give effect to the Company's adoption of SFAS 128 and the stock split described in Note 8.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The fair value of long-term debt, excluding capital lease obligations, approximated $338,259 at January 30, 1998 and the related carrying value was $334,568.

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


Note 2--Business Combinations

On January 30, 1998, the Company exchanged 1,408,530 shares of the Company's common stock for all of the common stock of Chad Supply, Inc. ("Chad"). Chad is a wholesale distributor of repair and maintenance products to the multi-housing industry with 18 outlets in nine states. Chad was a Subchapter S corporation for federal income tax purposes and accordingly, did not pay U.S. federal income taxes. Chad will be included in the Company's U.S. federal income tax return effective January 30, 1998.

The above transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Chad. Chad's fiscal year end has been changed to the last Friday in January to conform to the Company's fiscal year end.

Net sales and net income of the separate companies for the periods preceding the Chad merger were as follows:

                                                                             Unaudited
                                                                             Pro Forma
                                                      Net           Net         Net
                                                     Sales        Income      Income
--------------------------------------------------------------------------------------
Nine months ended October 31, 1997 (unaudited):
    Hughes, as
      previously
      reported ................................   $1,369,125   $   33,198   $   33,198
    Chad ......................................       49,124        2,715        1,643
                                                  ------------------------------------
    Combined ..................................   $1,418,249   $   35,913   $   34,841
                                                  ====================================

Fiscal year ended January 31, 1997:
    Hughes, as
      previously
      reported ................................   $1,516,088   $   32,528   $   31,747
    Chad ......................................       51,483        2,786        1,711
                                                  ------------------------------------
    Combined ..................................   $1,567,571   $   35,314   $   33,458
                                                  ====================================

Fiscal year ended January 26, 1996:
    Hughes, as
      previously
      reported ................................   $1,242,446   $   23,206   $   20,749
    Chad ......................................       42,882        1,247          741
                                                  ------------------------------------
    Combined ..................................   $1,285,328   $   24,453   $   21,490
                                                  ====================================


Unaudited pro forma net income reflects adjustments to net income to record an estimated provision for income taxes for each period presented assuming Chad was a tax paying entity. Additionally, in fiscal 1997, the Company merged with certain other Subchapter S corporations, including Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO") and Metals, Incorporated and Stainless Tubular Products, Inc. (the "Metals Group"). As Subchapter S corporations, ELASCO and the Metals Group did not pay U.S. federal income taxes in periods prior to the mergers. ELASCO and the Metals Group were included in the Company's U.S. federal income tax return effective with their mergers with the Company on April 26, 1996 and January 24, 1997, respectively. For purposes of calculating unaudited pro forma net income, ELASCO and the Metals Group were also assumed to be tax paying entities.

On January 8, 1998, the Company acquired all of the common stock of Mountain Country Supply ("Mountain Country"). Mountain Country is a wholesale distributor of plumbing supplies; water and sewer equipment and supplies; and air conditioning and heating equipment and supplies with 10 locations in Arizona. On January 13, 1998, the Company acquired all of the common stock of International Supply Company, Inc. and all of its affiliated operations ("International"). International is a wholesale distributor of water and sewer equipment and supplies, plumbing supplies and industrial pipe, valves and fittings with 38 locations in Texas. The aggregate consideration paid for the Mountain Country and International acquisitions was $96,000, consisting of cash in the amount of $36,870 and the issuance of 2,111,789 shares of common stock. These transactions were accounted for as purchases and the results of operations of Mountain Country and International from their respective dates of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired for Mountain Country and International is being amortized over 40 years by the straight-line method.

On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF Holdings, Inc. and its subsidiaries ("PVF"), a wholesale distributor of stainless steel pipe, valves and fittings with 16 locations nationwide. The aggregate consideration paid was $108,984, consisting of cash in the amount of $82,069, the issuance of 1,106,468 shares of common stock and the assumption of $6,436 of bank debt. The transaction was accounted for as a purchase and the results of operations of PVF from the date of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired is being amortized over 40 years by the straight-line method.

The following table reflects the unaudited pro forma combined results of operations, assuming the Mountain Country, International and PVF acquisitions had occurred at the beginning of each year presented:

                                                       Fiscal Years Ended
                                             -----------------------------------
                                                   1998                  1997
--------------------------------------------------------------------------------
Net sales ..........................         $   2,113,520         $   1,840,580
Net income .........................                50,467                43,060
Earnings per share:
  Basic ............................                  2.38                  2.27
  Diluted ..........................                  2.35                  2.23

The past and future financial performance of PVF will be directly influenced by the cost of stainless steel and nickel alloy which as a commodity item can and does fluctuate. As a result of these commodity price fluctuations and the fact that significant price fluctuations could continue to create cyclicality in PVF's future operating performance, management believes that the pro forma information is not necessarily indicative of future performance.

During fiscal 1998, 1997 and 1996, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases or immaterial poolings. These acquisitions, individually or in the aggregate, did

Hughes Supply, Inc.
Notes to Consolidated Financial Statements (continued)
(dollars in thousands, except per share data)

not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.


Note 3--Property and Equipment


Property and equipment consist of the following:

                                                        1998              1997
--------------------------------------------------------------------------------
Land .........................................       $  19,367        $  16,224
Buildings and improvements ...................          83,256           59,532
Transportation equipment .....................          28,484           25,023
Furniture, fixtures and equipment ............          42,941           34,589
Assets under capital leases ..................           9,407            9,696
                                                     --------------------------
                                                       183,455          145,064
Less accumulated depreciation
  and amortization ...........................         (78,034)         (69,020)
                                                     --------------------------
                                                     $ 105,421        $  76,044
                                                     ==========================


Note 4--Long-Term Debt

Long-term debt consists of the following:

                                                         1998            1997
--------------------------------------------------------------------------------
7.96% Senior notes, due 2011 ...................      $  98,000       $  98,000
7.14% Senior notes, due 2012 ...................         40,000            --
7.19% Senior notes, due 2012 ...................         40,000            --
Unsecured revolving bank notes under
  $180,000 credit agreement, payable
  August 17, 2000, fluctuating interest
  (5.9% to 6.1% at January 30, 1998) ...........        105,900          80,000
Short-term instruments classified as
  long-term debt ...............................         50,000          40,921
Other notes payable ............................            668           4,374
Capital lease obligations ......................          1,242           2,264
                                                      --------------------------
                                                        335,810         225,559
Less current portion ...........................           (603)         (3,108)
                                                      --------------------------
                                                      $ 335,207       $ 222,451
                                                      ==========================


On May 29, 1996, the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. The notes mature in 2011, bear interest at 7.96% and will be payable in 20 equal semi-annual payments beginning in 2001. Proceeds received by the Company in the private placement of the senior notes were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement (the "credit agreement").

On August 28, 1997, the Company issued $80,000 of senior notes due 2012 in a private placement. The notes, of which $40,000 bear interest at 7.14% and $40,000 bear interest at 7.19%, will be payable in 21 and 13 equal semi-annual payments beginning in 2002 and 2006, respectively. Proceeds received by the Company from the sale of the notes were used to reduce indebtedness outstanding under the Company's credit agreement.

On August 27, 1997, in connection with the issuance of the $80,000 of senior notes, the Company entered into an interest rate swap agreement (the "swap agreement"). The swap agreement effectively converts the Company's $40,000 of 7.19% senior notes due 2012 from fixed-rate debt to floating-rate debt based on six-month London Interbank Offered Rates (LIBOR) less a predetermined spread of
 .05% (5.86% as of January 30, 1998). The differential is accrued as interest rates change and is recorded as an adjustment to interest expense. As a result of the swap agreement, interest expense decreased by $219 in fiscal 1998. The swap agreement matures in 2012, however, the counterparty has the option to terminate the agreement at any time from May 30, 2000 through November 30, 2011. The estimated fair value of the swap agreement, based on a valuation from an investment bank, approximated $1,091 at January 30, 1998.

On August 18, 1997, the Company's credit agreement with a group of banks was amended. The credit agreement, as amended, now permits the Company to borrow up to $180,000 (subject to borrowing limitations under the credit agreement) --$130,000 of which is long-term debt due August 17, 2000, and $50,000 of which is a line of credit convertible to a term note due two years from conversion date. The $50,000 line of credit backs commercial paper. Under the credit agreement, interest is payable at market rates plus applicable margins. Commitment fees of .225% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .60 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $38,970 is available at January 30, 1998 for payment of dividends.

The Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $50,000 and $36,521 as of January 30, 1998 and January 31, 1997 was 6.1% and 5.5%, respectively. In addition, the Company had short-term bank borrowings of $4,400 at a weighted average interest rate of 6.0% as of January 31, 1997.

The Company's credit agreement enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $50,000 and $40,921 of short-term borrowings at January 30, 1998 and January 31, 1997, respectively, have been classified as long-term debt.

Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 30, 1998 and in the aggregate are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
1999 ..............................................................     $    160
2000 ..............................................................          427
2001 ..............................................................      155,900
2002 ..............................................................        9,334
2003 ..............................................................       13,143
Later years .......................................................      155,604
                                                                        --------
                                                                        $334,568
                                                                        ========


Note 5--Income Taxes

The components of deferred tax assets and liabilities at January 30, 1998 and January 31, 1997 are as follows:

                                                           1998            1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts ..............         $ 1,286         $ 1,513
  Inventories ..................................           1,445           3,461
  Property and equipment .......................           3,184           1,241
  Accrued vacation .............................           2,252           1,588
  Deferred compensation ........................           1,092             832
  Other accrued liabilities ....................           3,596           5,253
  Other ........................................           1,129           1,083
                                                         -----------------------
    Total deferred tax assets ..................          13,984          14,971
                                                         -----------------------

Deferred tax liabilities:
  Intangible assets ............................             838               6
                                                         -----------------------
Net deferred tax assets ........................         $13,146         $14,965
                                                         =======================


No valuation allowance has been provided for these deferred tax assets at January 30, 1998 and January 31, 1997 as full realization of these assets is expected.

The consolidated provision for income taxes consists of the following:

                                                  Fiscal Years Ended
                                       -----------------------------------------
                                          1998            1997            1996
--------------------------------------------------------------------------------
Currently payable:
  Federal ......................       $ 21,058        $ 18,399        $ 11,676
  State ........................          3,216           2,807           1,796
                                       -----------------------------------------
                                         24,274          21,206          13,472
                                       -----------------------------------------

Deferred:
  Federal ......................          1,500          (1,739)         (1,555)
  State ........................            319            (289)           (256)
                                       -----------------------------------------
                                          1,819          (2,028)         (1,811)
                                       -----------------------------------------
                                       $ 26,093        $ 19,178        $ 11,661
                                       =========================================


The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                      Fiscal Years Ended
                                   --------------------------------------------------------
                                         1998                 1997               1996

                                    Amount      %        Amount     %       Amount      %
---------------------------------------------------------------------------------------------
Tax computed at
  statutory Federal rate ....      $ 24,821    35.0    $ 19,072    35.0    $ 12,640    35.0
Effect of:
  State income tax, net
    of Federal income
    tax benefit .............         2,298     3.2       1,637     3.0         991     2.7
  Subchapter S
    corporation
    earnings ................        (1,298)   (1.8)     (1,714)   (3.1)     (2,603)   (7.2)
  Nondeductible
    purchase
    adjustments .............           288      .4         123      .2          43      .1
  Nondeductible
    expenses ................           886     1.3         637     1.2         396     1.1
  Other, net ................          (902)   (1.3)       (577)   (1.1)        194      .6
                                   --------------------------------------------------------

Income tax expense ..........      $ 26,093    36.8    $ 19,178    35.2    $ 11,661    32.3
                                   ========================================================

Prior to their merger with the Company, ELASCO, the Metals Group and Chad were Subchapter S corporations and were not subject to corporate income tax.


Note 6--Employee Benefit Plans

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

The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 30, 1998 and January 31, 1997, the plan owned approximately 259,000 and 258,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

Hughes Supply, Inc.
Notes to Consolidated Financial Statements (continued)
(dollars in thousands, except per share data)

Amounts charged to expense for these and other similar plans during fiscal 1998, 1997 and 1996 were $1,581, $2,088 and $2,322, respectively.

Bonus Plans

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,539, $1,544 and $1,354 for fiscal 1998, 1997 and 1996, respectively.

Stock Plans

The Company's stock plans provide for the granting of stock options, restricted stock awards and stock appreciation rights ("SARs"). The stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 2,452,500 shares of common stock to key employees and, with respect to 202,500 of these shares, to directors. Under the plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to December 2006, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

Under one of its stock plans, the Company can grant up to 375,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both. During fiscal 1998, the Company granted certain employees 50,000 shares of restricted stock with a market value of $1,300 at the date of grant. The market value of the restricted stock was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the shorter of the 10-year vesting period, or the period of time from the date of grant through the date when the employee will reach age 65. In fiscal 1998, this expense amounted to $58.

The employee plans permit the granting of SARs to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 30, 1998.

A summary of option transactions during each of the three fiscal years in the period ended January 30, 1998 is shown below:

                                                  Number of     Weighted-Average
                                                    Shares        Option Price
--------------------------------------------------------------------------------
Under option, January 27, 1995
  (509,015 shares exercisable) ................    705,516          $ 9.89
    Granted ...................................     22,500           12.83
    Exercised .................................   (140,311)           8.94
    Cancelled .................................     (2,791)           7.36
                                                   -------

Under option, January 26, 1996
  (494,912 shares exercisable) ................    584,914           10.24
    Granted ...................................    172,500           19.58
    Exercised .................................    (85,100)           9.05
    Cancelled .................................     (6,000)          13.50
                                                   -------

Under option, January 31, 1997
  (492,312 shares exercisable) ................    666,314           12.78
    Granted ...................................    271,991           33.23
    Exercised .................................   (112,908)          11.53
    Cancelled .................................     (6,000)          13.50
                                                   -------

Under option, January 30, 1998
  (455,897 shares exercisable) ................    819,397           19.74
                                                   =======


There were 1,208,788 shares available for the granting of options at January 30, 1998.

The following table summarizes the stock options outstanding at January 30, 1998:

                             Number         Weighted-Average
   Range of              Outstanding at         Remaining       Weighted-Average
Exercise Prices          Jan. 30, 1998       Contractual Life    Exercise Price
--------------------------------------------------------------------------------
$ 8.00 - $11.75              260,594              3 Years            $ 8.68
 12.08 -  16.92              126,000              7 Years             13.96
 18.67 -  25.67              183,303              8 Years             20.03
 33.00 -  34.00              249,500             10 Years             33.99


The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for its stock option plans. If the fair value estimates had been used to record compensation expense, pro forma net income would have been $44,394, $35,007, and $24,368 in fiscal 1998, 1997 and 1996, respectively, with an immaterial effect on earnings per share. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 1.3% for fiscal 1998, 1997 and 1996; expected volatility of 32% for fiscal 1998 and 33% for fiscal 1997 and 1996;

risk-free interest rates of 5.72%, 6.47%, and 6.44% for fiscal 1998, 1997 and 1996, respectively; and expected lives of 8 years for fiscal 1998, 1997 and 1996. The weighted-average fair value of options granted during the year was $13.92, $8.76 and $5.70 for fiscal 1998, 1997 and 1996, respectively. The pro forma calculations only include the effects of fiscal 1998, 1997 and 1996 grants. As such, the impact is not necessarily indicative of the effects on reported net income in future years.

Supplemental Executive Retirement Plan

The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $445, $421 and $238 in fiscal 1998, 1997 and 1996, respectively.


Note 7--Commitments and Contingencies

Lease Commitments

The Company leases certain facilities under agreements which are classified as capital leases. The building leases are with a corporation which is owned by two directors and one executive officer of Hughes Supply, Inc. These leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,044, $1,092 and $1,149 for fiscal 1998, 1997 and 1996, respectively. Assets under capital leases are included in the consolidated balance sheets as follows:

                                                         1998             1997
--------------------------------------------------------------------------------
Property (land and buildings) ................         $ 9,407          $ 9,407
Equipment ....................................            --                289
                                                       -------------------------
                                                         9,407            9,696
Accumulated amortization .....................          (8,866)          (8,492)
                                                       -------------------------

                                                       $   541          $ 1,204
                                                       =========================


In addition, rents under operating leases paid to the related corporation were $96, $220 and $358 in fiscal 1998, 1997 and 1996, respectively.

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year as of January 30, 1998, are as follows:


                                                         Capital       Operating
Fiscal Years Ending                                       Leases         Leases
--------------------------------------------------------------------------------
1999 ............................................        $   565         $20,404
2000 ............................................            377          17,203
2001 ............................................            331          14,539
2002 ............................................            148          10,968
2003 ............................................             74           6,448
Later years .....................................             37          10,499
                                                         -----------------------
Total minimum lease payments ....................          1,532         $80,061
                                                                         =======
Less amount representing interest ...............           (290)
                                                         -------
Present value of net minimum
  lease payments ................................          1,242
Less current portion ............................           (443)
                                                           -----
                                                          $  799
                                                          ======


Lease-related expenses are as follows:

                                                      Fiscal Years Ended
                                             -----------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
Capital lease amortization ...........       $   518       $   552       $   584
Capital lease
  interest expense ...................           199           290           364
Operating lease rentals
  (excluding month-to-
  month rents) .......................        22,229        16,471        13,183

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.


Note 8--Capital Stock

Common Stock

In May 1996, the Company sold 2,230,483 shares of its common stock in a public offering which generated net proceeds of $48,193. Proceeds received by the Company from the sale of the common stock were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's credit agreement.

On May 20, 1997, the Company's Board of Directors declared a three-for-two stock split to shareholders of record as of July 10, 1997. The date of issuance for the additional shares was July 17, 1997. Accordingly, all share and per share data have been restated for periods prior to the stock split.

On May 20, 1997, the shareholders approved an amendment to the Restated Articles of Incorporation of the Company increasing the number of authorized shares of common stock from 20,000,000 to 100,000,000 shares.

Hughes Supply, Inc.
Notes to Consolidated Financial Statements (continued)
(dollars in thousands, except per share data)

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

The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a person or group. The rights expire on June 2, 1998 unless terminated earlier in accordance with the rights plan.


Note 9--Concentration of Credit Risk

The Company sells its products in the major areas of construction and industrial markets in certain states primarily in the southeast, southwest and midwest United States. Approximately 90% of the Company's sales are credit sales which are made primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.


Note 10--Supplemental Cash Flows Information

The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                      Fiscal Years Ended
                                             -----------------------------------
                                                1998         1997         1996
--------------------------------------------------------------------------------
Net income ..............................    $ 44,824     $ 35,314     $ 24,453
Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
  Depreciation ..........................      12,534        9,953        9,777
  Amortization ..........................       5,898        5,396        1,930
  Provision for doubtful accounts .......       1,001          850        2,073
  Other, net ............................        (626)        (708)        (474)
  Changes in assets and liabilities,
    net of effects of business
    acquisitions:
    (Increase) decrease in--
      Accounts receivable ...............     (27,638)     (13,075)     (13,750)
      Inventories .......................     (37,825)     (24,270)      (9,847)
      Other current assets ..............      (3,900)       5,129       (3,628)
      Other assets ......................      (8,848)         (77)        (807)
    Increase (decrease) in--
      Accounts payable and
        accrued expenses ................       4,151      (10,801)      11,977
      Accrued interest and
        income taxes ....................       1,757         (879)      (1,878)
      Other noncurrent liabilities ......         408          421          225
    (Increase) decrease in deferred
      income taxes ......................       2,425       (1,988)      (1,843)
                                             -----------------------------------
Net cash provided by (used in)
  operating activities ..................    $ (5,839)    $  5,265     $ 18,208
                                             ===================================


Noncash Investing and Financing Activities

The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                   Fiscal Years Ended
                                      -----------------------------------------
                                          1998            1997            1996
--------------------------------------------------------------------------------
Fair value of:
  Assets acquired ..............      $ 170,126       $ 161,198       $  22,600
  Liabilities assumed ..........        (45,054)        (32,958)         (9,369)
                                      -----------------------------------------
Purchase price .................      $ 125,072       $ 128,240       $  13,231
                                      =========================================


Consideration in fiscal 1998, 1997 and 1996 included 2,850,526, 1,420,154 and 286,476 shares of common stock, with fair values of $78,768, $28,162 and $3,222, respectively.

Note 11--Quarterly Results of Operations (Unaudited)

                                                                                                   Quarter
                                                               ---------------------------------------------------------------------
                                                                         First            Second            Third            Fourth
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
Net sales ..............................................       $    434,526       $    478,160       $    505,563       $    460,490
Gross profit ...........................................       $     93,894       $    105,086       $    111,152       $    101,843
Net income .............................................       $      8,663       $     13,563       $     13,687       $      8,911
Earnings per share:
  Basic ................................................       $        .47       $        .73       $        .71       $        .44
  Diluted ..............................................       $        .46       $        .71       $        .69       $        .43
Average shares outstanding (in thousands):
  Basic ................................................             18,365             18,687             19,381             20,329
  Diluted ..............................................             18,662             19,062             19,710             20,687
Market price per share:
  High .................................................       $      24.00       $      26.83       $      35.69       $      36.13
  Low ..................................................       $      20.33       $      22.00       $      25.56       $      31.38
Dividends per share ....................................       $       .073       $       .075       $       .080       $       .080
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1997
Net sales ..............................................       $    361,049       $    409,773       $    419,687       $    377,062
Gross profit ...........................................       $     72,705       $     86,895       $     89,664       $     83,208
Net income .............................................       $      5,604       $     11,171       $     10,817       $      7,722
Earnings per share:
  Basic ................................................       $        .41       $        .67       $        .61       $        .42
  Diluted ..............................................       $        .40       $        .66       $        .60       $        .42
Average shares outstanding (in thousands):
  Basic ................................................             13,812             16,618             17,616             18,191
  Diluted ..............................................             14,085             16,962             17,961             18,555
Market price per share:
  High .................................................       $      23.00       $      27.33       $      27.25       $      29.75
  Low ..................................................       $      17.75       $      21.08       $      21.42       $      21.33
Dividends per share ....................................       $       .060       $       .060       $       .067       $       .067
====================================================================================================================================


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

The Company historically performs a detailed analysis of its accounts receivable in the fourth quarter for purposes of determining and recording the write-off of doubtful accounts. In fiscal 1998 and 1997, the Company's collection experience was better than anticipated, resulting in credits of $(104) and $(1,941) in the provision for doubtful accounts for the fourth quarter of the respective years.

Report of Independent
Certified Public Accountants


To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 30, 1998 and January 31, 1997, and the results of their operations and their cash flows for the years ended January 30, 1998, January 31, 1997 and January 26, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Orlando, Florida
March 27, 1998



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

Hughes Supply, Inc.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

As described in Note 2 of the Notes to Consolidated Financial Statements, in fiscal 1998 the Company entered into a business combination with Chad which was accounted for as a pooling of interests. Accordingly, all financial data in Management's Discussion and Analysis of Financial Condition and Results of Operations is reported as though the companies have always been one entity.

As described in Note 8 of the Notes to Consolidated Financial Statements, on May 20, 1997 the Company's Board of Directors declared a three-for-two stock split to shareholders of record as of July 10, 1997. Accordingly, all share and per share data have been restated for periods prior to the stock split.

Certain statements set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by such sections. When used in this report, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. When appropriate, certain factors that could cause results to differ materially from those projected in the forward-looking statements are enumerated. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto.


Results of Operations

Net Sales

In fiscal 1998, the Company generated net sales of $1.88 billion, a 20% increase over fiscal 1997 net sales of $1.57 billion. Fiscal 1997 net sales of $1.57 billion increased 22% over fiscal 1996 net sales of $1.29 billion. On a basis comparable to the prior year, the Company experienced same-store sales increases of 6% and 8% for fiscal 1998 and 1997, respectively. The remaining increase in net sales is attributable to newly-opened and acquired wholesale outlets.

The same-store sales increase of 6% for fiscal 1998 was below the high single-digit increases the Company has achieved in recent years. This was primarily due to the adverse impact that mild and wet weather had on air conditioning and pool product sales, partially offset by double-digit same-store sales increases in two of the Company's newest product groups, water and sewer and industrial pipe, plate, valves and fittings.

Management expects market activity to continue at current levels. These favorable conditions coupled with the Company's acquisition program should result in continued sales growth.

Gross Margin

Gross margins have been improving steadily over the past three years. Gross margins were 21.9%, 21.2% and 20.7% for fiscal 1998, 1997 and 1996, respectively. The improvement has resulted from several factors, including expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources as part of the Company's preferred vendor program.

Operating Expenses

Operating expenses in fiscal 1998 were $328 million (or 17.5% of net sales), a 22% increase over fiscal 1997 operating expenses of $270 million (or 17.2% of net sales). Newly-opened wholesale outlets and recent acquisitions accounted for approximately 19 percentage points of the 22% increase. The remainder of the increase is primarily due to higher personnel expenses, including health care costs, and higher transportation costs associated with the same-store sales growth. The increase in operating expenses as a percentage of sales from 17.2% in fiscal 1997 to 17.5% in fiscal 1998 is primarily the result of unrealized synergies associated with acquisitions completed in the fourth quarter of fiscal 1998.

Similarly, approximately 80% of the $44 million increase in fiscal 1997 compared to fiscal 1996, which had operating expenses of $226 million (or 17.6% of net sales), is attributed to newly-opened wholesale outlets and acquisitions. The remainder of the increase is primarily due to personnel and transportation costs associated with same-store sales growth.

Non-Operating Income and Expenses

Interest and other income was $5.8 million in fiscal 1998 compared to $6.2 million in fiscal 1997 and $5.1 million in fiscal 1996. This decrease of $.4 million in fiscal 1998 is primarily due to non-recurring gains recognized on the sale of property and equipment in fiscal 1997. The increase of $1.1 million from fiscal 1996 to fiscal 1997 is primarily the result of improved collection of service charge income on delinquent accounts receivable.

Hughes Supply, Inc.
Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

Interest expense for fiscal 1998, 1997 and 1996 was $18.5 million, $14.2 million and $9.9 million, respectively. The $4.3 million increase in fiscal 1998 is primarily the result of higher borrowing levels, partially offset by lower interest rates, as expansion through business acquisitions has been partially funded by debt financing. Higher borrowing levels were primarily responsible for the $4.3 million increase in interest expense from fiscal 1996 to 1997. Interest rates were relatively stable in fiscal 1997.

Income Taxes

The effective tax rates for fiscal 1998, 1997 and 1996 were 36.8%, 35.2% and 32.3%, respectively. Prior to the mergers with ELASCO on April 26, 1996, with the Metals Group on January 24, 1997 and with Chad on January 30, 1998, all of these entities were Subchapter S corporations and, therefore, not subject to corporate income tax. Each entity's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate is higher for fiscal 1998 and 1997 than for fiscal 1996. The Company's effective tax rate for fiscal 1998, 1997 and 1996 would have been approximately 40% assuming ELASCO, the Metals Group and Chad were tax paying entities.

Net Income

Net income in fiscal 1998 increased 27% to $44.8 million from $35.3 million in fiscal 1997. Diluted earnings per share increased 10% to $2.30 in fiscal 1998 compared to $2.09 in fiscal 1997 on 16% more average shares outstanding. These results followed fiscal 1997 increases of 44% and 18% in net income and diluted earnings per share, respectively. Net income and diluted earnings per share in fiscal 1996 were $24.5 million and $1.77, respectively.

These improved results reflect operating leverage that has been achieved through the Company's acquisition program and the resulting purchasing and administrative synergies, as well as through internal growth. Operating margins (operating income as a percentage of net sales) have steadily improved to 4.5% in fiscal 1998, compared to 4.0% and 3.2% in fiscal 1997 and 1996, respectively.


Liquidity and Capital Resources

Working capital in fiscal 1998 amounted to $474 million compared to $343 million and $227 million in fiscal 1997 and 1996, respectively. The working capital ratio was 3.5 to 1, 3.3 to 1 and 2.6 to 1 for fiscal 1998, 1997 and 1996, respectively. During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support the growth. The Company strives to maintain inventories at levels that support current sales activity but that are not at excessive levels. The Company believes this is accomplished through increased use of central distribution facilities and by investing in resources to improve the efficiency and service capability of its facilities.

Net cash used in operations was $5.8 million in fiscal 1998 compared to net cash provided by operations of $5.3 million in fiscal 1997 and $18.2 million in fiscal 1996. These changes are primarily due to increases in accounts receivable and inventories resulting from the Company's growth.

The Company's expenditures for property and equipment were $27.7 million in fiscal 1998, including approximately $11 million for upgrades and enhancements to its information system and approximately $7 million for new warehouse facilities to support its internal growth. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $24 million in fiscal 1999.

Principal reductions on long-term debt were $27.5 million for fiscal 1998 compared to $20.0 million and $6.0 million for fiscal 1997 and 1996, respectively. These amounts are attributed primarily to the repayment of debt assumed as a result of certain business acquisitions. Dividend payments of $7.5 million, $8.1 million and $5.4 million during fiscal 1998, 1997 and 1996 included cash dividends of pooled companies totaling $2.2 million, $4.9 million and $3.6 million, respectively.

As discussed in Note 4 of the Notes to Consolidated Financial Statements, in August 1997 the Company issued $80 million of senior notes in a private placement. The proceeds of this offering were used to reduce indebtedness outstanding under the Company's credit agreement.

In August 1997, the Company amended its credit agreement with a group of banks. The credit agreement now permits the Company to borrow up to $180 million ($150 million previously). Management believes that the Company has sufficient borrowing capacity, with approximately $30 million available under its existing credit facilities (subject to borrowing limitations under long-term debt covenants) as of January 30, 1998, to fund ongoing operating requirements and anticipated capital expenditures. Future growth and business acquisition opportunities will continue to be financed on a project-by-project basis through additional borrowing or, as circumstances allow, through the issuance of common stock.


Business Acquisitions

In addition to the business combination with Chad accounted for as a pooling of interests, during fiscal 1998 the Company acquired several wholesale distributors for approximately $142 million ($46 million in cash and

$96 million in stock). In fiscal 1997, consideration paid by the Company for acquisitions (excluding poolings of interests) was approximately $144 million ($100 million in cash and $44 million in stock). Outlays for acquisitions of wholesale distributors in fiscal 1996 (excluding poolings of interests) totaled $13 million ($10 million in cash and $3 million in stock). These acquisitions were accounted for as either purchases or immaterial poolings and the results of operations of these businesses from their respective dates of acquisition are included in the Company's consolidated financial statements. These acquisitions, along with Chad, were primarily responsible for the Company's increase in the number of its facilities to 384 branches in 27 states as of the end of fiscal 1998, compared to 272 branches in 25 states as of the end of fiscal 1997.


Inflation and Changing Prices

The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, the Company's operating performance is impacted by price fluctuations in the cost of stainless steel and nickel alloy. These commodity price fluctuations have historically created cyclicality in the financial performance of the Company's industrial pipe, plate, valves and fittings product group, and could continue to do so in the future.

The Company seeks to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past few years) and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.


Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 established standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The adoption of this standard is not expected to have a material impact on the Company's financial reporting.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997; however, it is not required to be applied for interim reporting in the initial year of application. The Company is currently evaluating the impact of this statement on the disclosures included in its annual and interim period financial statements.


Year 2000 Issue

Many existing computer programs use only two digits to identify a year in the date field. As the century date change occurs, these programs may recognize the year 2000 as 1900, or not at all. If not corrected, many computer systems and applications could fail or create erroneous results by or at the year 2000 (the "Year 2000 Issue").

The Company has completed certain modifications to its central operating and accounting systems. Utilizing internal resources, initial testing of these modifications to ensure year 2000 compliance was completed, and final testing is scheduled for completion in fiscal 1999. Based on the results of its initial testing, with respect to these two systems, the Company does not anticipate that the Year 2000 Issue will materially impact operations or operating results.

An assessment of the Company's other remote systems, which have resulted from the Company's acquisition program, was completed in fiscal 1998. Several of these systems are not year 2000 compliant. The majority of the non-compliant systems, however, are expected to convert to the Company's central operating and accounting systems in fiscal 1999 as part of the Company's normal integration activities. The remaining non-compliant systems will be brought into compliance using vendor-supplied software. Management believes that the incremental costs associated with achieving year 2000 compliance for its remote systems will not be material to the Company's operating results.

While the Company believes its planning efforts are adequate to address the Year 2000 Issue, there can be no guarantee that the systems of other unrelated entities on which its systems and operations rely will be corrected on a timely basis and will not have a material effect on the Company. The Company is in the preliminary stages of assessing the impact on its operations should these other entities fail to properly remediate their computer systems.

Hughes Supply, Inc.
Selected Financial Data
(in thousands, except per share data and ratios)

                                                                                      Fiscal Years Ended(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      1998              1997             1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Statements of Income Data:
Net sales ..................................................       $1,878,739        $1,567,571        $1,285,328        $1,027,919
Cost of sales ..............................................       $1,466,764        $1,235,099        $1,018,804        $  818,611
Gross margin ...............................................             21.9%             21.2%             20.7%             20.4%
------------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses ...............       $  308,872        $  253,756        $  211,805        $  167,404
  As a percentage of net sales .............................             16.4%             16.2%             16.5%             16.3%
Depreciation and amortization ..............................       $   18,432        $   15,349        $   11,707        $   10,003
Provision for doubtful accounts ............................       $    1,001        $      850        $    2,073        $    1,435
Operating income ...........................................       $   83,670        $   62,517        $   40,939        $   30,466
Operating margin ...........................................              4.5%              4.0%              3.2%              3.0%
------------------------------------------------------------------------------------------------------------------------------------
Interest and other income ..................................       $    5,791        $    6,207        $    5,092        $    3,202
Interest expense ...........................................       $   18,544        $   14,232        $    9,917        $    6,564
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes ..........................       $   70,917        $   54,492        $   36,114        $   27,104
  As a percentage of net sales .............................              3.8%              3.5%              2.8%              2.6%
Income taxes (benefits) ....................................       $   26,093        $   19,178        $   11,661        $    7,979
Net income .................................................       $   44,824        $   35,314        $   24,453        $   19,125
  As a percentage of net sales .............................              2.4%              2.3%              1.9%              1.9%
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic ....................................................       $     2.34        $     2.14        $     1.80        $     1.51
  Diluted ..................................................       $     2.30        $     2.09        $     1.77        $     1.47
------------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding:
  Basic ....................................................           19,194            16,537            13,575            12,661
  Diluted ..................................................           19,518            16,872            13,804            13,149

Balance Sheet Data:
Working capital ............................................       $  474,343        $  342,509        $  226,701        $  205,401
Total assets ...............................................       $  942,029        $  667,239        $  457,953        $  406,516
Long-term debt, less current portion .......................       $  335,207        $  222,451        $  131,864        $  121,915
Shareholders' equity .......................................       $  414,342        $  294,005        $  185,031        $  162,018
------------------------------------------------------------------------------------------------------------------------------------
Current ratio ..............................................         3.5 to 1          3.3 to 1          2.6 to 1          2.7 to 1
Ratio of long-term debt to
  total capital employed ...................................         .45 to 1          .43 to 1          .42 to 1          .43 to 1
Leverage (total assets/shareholders' equity) ...............             2.27              2.27              2.48              2.51

Other Data:
Cash dividends per share ...................................       $      .31        $      .25        $      .20        $      .15
Shareholders' equity per share .............................       $    18.42        $    15.73        $    13.12        $    11.86
Return on assets(3) ........................................              6.7%              7.7%              6.0%              5.9%
Return on equity(3) ........................................             15.2%             19.1%             15.1%             16.6%
Capital expenditures(4) ....................................       $   27,733        $   16,793        $   13,690        $   14,570
------------------------------------------------------------------------------------------------------------------------------------

(1)  The Company's fiscal year ends on the last Friday in January.

(2) All data adjusted for poolings of interests and three-for-two stock splits declared in fiscal 1998 and 1989.

(3)  Ratios based on balance sheet at beginning of year.

(4)  Excludes capital leases.

                                                 Fiscal Years Ended(1)(2)
-----------------------------------------------------------------------------------------------------------------------
    1994              1993              1992               1991              1990              1989              1988
-----------------------------------------------------------------------------------------------------------------------
$  851,691         $ 695,733         $ 666,094          $ 735,505         $ 688,289         $ 638,139         $ 540,173
$  681,100         $ 560,185         $ 537,717          $ 593,970         $ 549,791         $ 506,114         $ 428,467
      20.0%             19.5%             19.3%              19.2%             20.1%             20.7%             20.7%
-----------------------------------------------------------------------------------------------------------------------
$  141,125         $ 115,575         $ 112,871          $ 115,141         $ 105,362         $  95,382         $  80,808
      16.6%             16.6%             16.9%              15.7%             15.3%             14.9%             15.0%
$    8,572         $   7,324         $   7,945          $   9,901         $   9,712         $   9,258         $   7,159
$    2,229         $   1,942         $   2,882          $   3,026         $   2,796         $   1,542         $   1,842
$   18,665         $  10,707         $   4,679          $  13,467         $  20,628         $  25,843         $  21,897
       2.2%              1.5%               .7%               1.8%              3.0%              4.0%              4.1%
-----------------------------------------------------------------------------------------------------------------------
$    3,679         $   4,072         $   2,703          $   4,730         $   3,348         $   4,116         $   2,977
$    6,284         $   5,877         $   7,481          $   9,680         $   8,701         $   7,511         $   4,829
-----------------------------------------------------------------------------------------------------------------------
$   16,060         $   8,902         $     (99)         $   8,517         $  15,275         $  22,448         $  20,045
       1.9%              1.3%               .0%               1.2%              2.2%              3.5%              3.7%
$    4,710         $   1,734         $  (1,359)         $   2,058         $   4,914         $   7,592         $   7,897
$   11,350         $   7,168         $   1,260          $   6,459         $  10,361         $  14,856         $  12,148
       1.3%              1.0%               .2%               0.9%              1.5%              2.3%              2.2%
-----------------------------------------------------------------------------------------------------------------------

$     1.03         $     .65         $     .11          $     .57         $     .87         $    1.23         $     .99
$      .96         $     .65         $     .11          $     .57         $     .83         $    1.15         $     .94
-----------------------------------------------------------------------------------------------------------------------


    11,057            11,056            11,056             11,324            11,952            12,077            12,238
    12,832            11,074            11,056             11,324            13,640            13,760            13,928


$  167,215         $ 144,759         $ 131,960          $ 141,029         $ 138,304         $ 128,043         $ 111,138
$  322,547         $ 287,837         $ 270,526          $ 268,803         $ 281,084         $ 259,233         $ 230,535
$  118,224         $ 101,028         $  87,922          $  98,054         $  93,002         $  84,989         $  66,324
$  115,194         $ 105,087         $  98,545          $ 101,213         $ 106,528         $ 102,511         $  95,265
-----------------------------------------------------------------------------------------------------------------------
  2.9 to 1          2.8 to 1          2.6 to 1           3.1 to 1          2.7 to 1          2.9 to 1          2.7 to 1

  .51 to 1          .49 to 1          .47 to 1           .49 to 1          .47 to 1          .45 to 1          .41 to 1
      2.80              2.74              2.75               2.66              2.64              2.53              2.42


$      .11         $     .08         $     .16          $     .24         $     .23         $     .21         $     .18
$     9.97         $    9.22         $    8.65          $    8.88         $    8.79         $    8.28         $    7.67
       3.9%              2.6%               .5%               2.3%              4.0%              6.4%              6.6%
      10.8%              7.3%              1.2%               6.1%             10.1%             15.6%             13.9%
$    9,808         $  10,186         $   6,035          $   8,812         $  11,828         $  10,235         $  15,991
-----------------------------------------------------------------------------------------------------------------------

Corporate and Shareholder Information


Directors

David H. Hughes
Chairman of the Board

John D. Baker, II
President and Chief Executive Officer,
Florida Rock Industries, Inc.

Robert N. Blackford
Attorney, Maguire, Voorhis &
Wells, P.A.

H. Corbin Day
Chairman, Jemison
Investment Co., Inc.

John B. Ellis
Former Senior Vice President-
Finance and Treasurer,
Genuine Parts Company

A. Stewart Hall, Jr.

Clifford M. Hames
Former Vice Chairman of the Board,
SunTrust Bank, N.A.

Vincent S. Hughes

Herman B. McManaway
Former Vice President, Ruddick
Corporation and President, Ruddick
Investment Co.

Donald C. Martin
Former President, Electrical Distributors, Inc.



Executive Officers
and Management

David H. Hughes
Chairman of the Board and Chief
Executive Officer

A. Stewart Hall, Jr.
President and Chief Operating Officer

Robert N. Blackford
Assistant Secretary

Benjamin P. Butterfield
Secretary and General Counsel

Jacquel K. Clark
Assistant Secretary and Assistant
Treasurer

Jasper L. Holland, Jr.
Regional Vice President

Clyde E. Hughes
Regional Vice President

Russell V. Hughes
Vice President

Vincent S. Hughes
Vice President

James C. Plyler, Jr.
Regional Vice President

Kenneth H. Stephens
Regional Vice President

Sidney J. Strickland, Jr.
Vice President, Administration

Gradie E. Winstead, Jr.
Regional Vice President

J. Stephen Zepf
Treasurer and Chief Financial Officer



Transfer Agent and
Registrar

American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005


Annual Meeting

Wednesday, May 20, 1998,
at 10:00 AM
Hughes Supply, Inc.
Suite 200
20 North Orange Avenue
Orlando, Florida 32801


Independent Accountants

Price Waterhouse LLP
Orlando, Florida


Corporate Headquarters

Hughes Supply, Inc.
20 North Orange Avenue
Orlando, Florida 32801
Telephone: 407-841-4755



--------------------------------------------------------------------------------

The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of February 20, 1998 was 1,179. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802