Form 10-K405, Exhibit 13
period 1999-01-29
HUGHES SUPPLY INC
filed 1999-04-29
CIK 49029

EXHIBIT 13.1
HUGHES SUPPLY, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

                                                                                             Fiscal Years Ended
                                                                        ------------------------------------------------------------
                                                                          January 29,             January 30,            January 31,
                                                                             1999                    1998                    1997
------------------------------------------------------------------------------------------------------------------------------------
Net Sales ..................................................            $ 2,536,265             $ 1,945,446             $ 1,619,362
Cost of Sales ..............................................              1,977,266               1,519,323               1,276,481
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit ...............................................                558,999                 426,123                 342,881
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
  Selling, general and administrative ......................                416,642                 318,923                 261,355
  Depreciation and amortization ............................                 23,269                  18,727                  15,566
  Provision for doubtful accounts ..........................                  1,882                   1,229                   1,023
------------------------------------------------------------------------------------------------------------------------------------
    Total operating expenses ...............................                441,793                 338,879                 277,944
------------------------------------------------------------------------------------------------------------------------------------
Operating Income ...........................................                117,206                  87,244                  64,937
------------------------------------------------------------------------------------------------------------------------------------
Non-Operating Income and (Expenses):
  Interest and other income ................................                  6,886                   5,837                   6,241
  Interest expense .........................................                (25,415)                (19,257)                (14,842)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (18,529)                (13,420)                 (8,601)
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes .................................                 98,677                  73,824                  56,336
Income Taxes ...............................................                 37,234                  26,254                  19,282
------------------------------------------------------------------------------------------------------------------------------------
Net Income .................................................            $    61,443             $    47,570             $    37,054
====================================================================================================================================
Earnings Per Share:
  Basic ....................................................            $      2.57             $      2.37             $      2.13
====================================================================================================================================
  Diluted ..................................................            $      2.55             $      2.33             $      2.09
====================================================================================================================================
Average Shares Outstanding:
  Basic ....................................................                 23,889                  20,108                  17,384
====================================================================================================================================
  Diluted ..................................................                 24,138                  20,432                  17,719
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

                                                                                                     January 29,         January 30,
                                                                                                         1999                1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents ..................................................................       $     6,010        $     8,204
  Accounts receivable, less allowance for losses of $2,809 and $3,522 ........................           341,109            293,837
  Inventories ................................................................................           409,734            353,846
  Deferred income taxes ......................................................................             8,520              9,708
  Other current assets .......................................................................            31,346             18,625
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets .....................................................................           796,719            684,220

Property and Equipment, Net ..................................................................           127,632            108,068
Excess of Cost over Net Assets Acquired ......................................................           181,622            153,775
Deferred Income Taxes ........................................................................                --              3,438
Other Assets .................................................................................            17,540             16,241
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $ 1,123,513        $   965,742
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt ..........................................................       $        39        $       674
  Accounts payable ...........................................................................           176,234            148,693
  Accrued compensation and benefits ..........................................................            25,029             21,272
  Other current liabilities ..................................................................            27,982             27,475
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities ................................................................           229,284            198,114

Long-Term Debt ...............................................................................           402,203            343,197
Deferred Income Taxes ........................................................................             4,711                 --
Other Noncurrent Liabilities .................................................................             3,359              2,662
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities ........................................................................           639,557            543,973
------------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 7)

Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares authorized;
    none issued; preferences, limitations and relative rights to be established
    by the Board of Directors ................................................................                --                 --
  Common stock, par value $1 per share; 100,000,000 shares authorized; 24,183,834
    and 23,437,039 shares issued .............................................................            24,184             23,437
  Capital in excess of par value .............................................................           219,558            202,210
  Retained earnings ..........................................................................           242,730            197,364
  Unearned compensation related to outstanding restricted stock ..............................            (2,516)            (1,242)
------------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity ...............................................................           483,956            421,769
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $ 1,123,513        $   965,742
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands, except per share data)

                                                                           Common Stock                Capital in
                                                                   ----------------------------         Excess of          Retained
                                                                     Shares             Amount          Par Value          Earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 26, 1996 as previously reported ...........       14,106,745       $    14,107       $    37,793       $   133,131
  Adjustment for pooling of interests ......................          843,146               843              (841)            3,893
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 26, 1996 as restated ......................       14,949,891            14,950            36,952           137,024

  Net income ...............................................               --                --                --            37,054
  Cash dividends--
    $.25 per share .........................................               --                --                --            (3,712)
    Pooled companies .......................................               --                --                --            (5,376)
  Shares issued under stock option and bonus plans .........          146,350               146               977                --
  Issuance of shares in public offering ....................        2,230,483             2,231            45,962                --
  Purchase and retirement of common shares .................          (21,948)              (22)             (202)             (329)
  Other acquisitions .......................................        2,270,948             2,271            26,639             4,668
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997 ..................................       19,575,724            19,576           110,328           169,329

  Net income ...............................................               --                --                --            47,570
  Cash dividends--
    $.31 per share .........................................               --                --                --            (5,966)
    Pooled companies .......................................               --                --                --            (2,794)
  Shares issued under stock option and bonus plans .........          172,455               172             1,494                --
  Purchase and retirement of common shares .................          (19,476)              (19)             (234)             (325)
  Issuance of restricted stock .............................           50,000                50             1,250                --
  Capitalization of undistributed earnings
    of Subchapter S corporation ............................               --                --            12,999           (12,999)
  Other acquisitions .......................................        3,658,336             3,658            76,373             2,549
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1998 ..................................       23,437,039            23,437           202,210           197,364

  Net income ...............................................               --                --                --            61,443
  Cash dividends--
    $.33 per share .........................................               --                --                --            (7,866)
    Pooled companies .......................................               --                --                --            (1,222)
  Shares issued under stock option and bonus plans .........          107,980               108             1,282                --
  Purchase and retirement of common shares .................          (19,439)              (19)             (193)             (389)
  Issuance of restricted stock .............................           52,500                52             1,615                --
  Capitalization of undistributed earnings
    of Subchapter S corporation ............................               --                --             7,697            (7,697)
  Other acquisitions .......................................          605,754               606             6,947             1,097
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 1999 ..................................       24,183,834       $    24,184       $   219,558       $   242,730
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                                    Fiscal Years Ended
                                                                                        --------------------------------------------
                                                                                        January 29,     January 30,      January 31,
                                                                                           1999             1998             1997
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income ....................................................................       $  61,443        $  47,570        $  37,054
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
      Depreciation and amortization .............................................          23,269           18,727           15,566
      Provision for doubtful accounts ...........................................           1,882            1,229            1,023
      Other, net ................................................................            (671)            (626)            (708)
  Changes in assets and liabilities, net of
    effects of business acquisitions:
      (Increase) in accounts receivable .........................................         (25,497)         (30,443)         (14,143)
      (Increase) in inventories .................................................         (29,493)         (39,136)         (23,894)
      (Increase) decrease in other current assets ...............................          (7,718)          (3,865)           4,922
      (Increase) in other assets ................................................          (5,692)          (9,061)             (67)
      Increase (decrease) in accounts payable and accrued liabilities ...........           8,532            6,102          (10,577)
      (Decrease) increase in accrued interest and income taxes ..................          (2,948)           1,880             (839)
      Increase in other noncurrent liabilities ..................................             697              408              421
      Decrease (increase) in net deferred income taxes ..........................           7,763            2,425           (1,988)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities .....................          31,567           (4,790)           6,770
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital expenditures ..........................................................         (26,921)         (28,185)         (16,898)
  Proceeds from sale of property and equipment ..................................           6,630            1,184            1,838
  Business acquisitions, net of cash ............................................         (40,378)         (47,725)        (100,078)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities ...................................         (60,669)         (74,726)        (115,138)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net borrowings (payments) under short-term debt arrangements ..................          10,232           36,921           (6,808)
  Principal payments on long-term debt ..........................................         (24,975)         (28,503)         (20,762)
  Proceeds from issuance of long-term debt ......................................          50,000           80,000           98,000
  Proceeds from sale of common stock ............................................              --               --           48,193
  Proceeds from stock options exercised .........................................           1,084            1,373            1,123
  Purchase of common shares .....................................................            (601)            (578)            (553)
  Dividends paid ................................................................          (8,832)          (8,112)          (8,548)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities ...............................          26,908           81,101          110,645
------------------------------------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents ............................          (2,194)           1,585            2,277
Cash and Cash Equivalents, Beginning of Year ....................................           8,204            6,619            4,342
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year ..........................................       $   6,010        $   8,204        $   6,619
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Industry

Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction and industrial markets. The Company distributes nine different product groups which it has classified into three major product categories: (i) Fluid Control Products, consisting of the Company's industrial pipe, plate, valves and fittings, plumbing, water and sewer, and water systems product groups; (ii) Electrical Products, consisting of the Company's electrical and electric utilities product groups; and (iii) Specialty Products, consisting of the Company's air conditioning and heating, building materials, and pool and spa equipment and supplies product groups. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, property management companies, municipalities and industrial companies. Industrial companies include companies in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical and marine industries.

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

Fiscal Year

The Company's fiscal year ends on the last Friday in January. Fiscal 1999, 1998 and 1997 contained 52 weeks, 52 weeks and 53 weeks, respectively.

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

Property and Equipment

Buildings and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

Buildings and improvements..................................       5-40 years
Transportation equipment....................................       2- 7 years
Furniture, fixtures and equipment...........................       2-12 years
Property under capital leases...............................      20-40 years

Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

Excess of Cost over Net Assets Acquired

The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 15 to 40 years. At January 29, 1999 and January 30, 1998, goodwill was $181,622 and $153,775, respectively, net of accumulated amortization of $16,688 and $11,098, respectively. Amortization of goodwill totaled $5,614, $5,053 and $4,535 in fiscal 1999, 1998 and 1997, respectively.

Other Assets

The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful lives of the software, not to exceed five years. At January 29, 1999 and January 30, 1998, unamortized software development costs were $9,474 and $8,357, respectively, net of accumulated amortization of $1,873 and $394, respectively. Amortization of capitalized internal software development costs totaled $1,680, $316 and $78 in fiscal 1999, 1998 and 1997, respectively.

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

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The fair values of long-term debt, excluding capital lease obligations, approximated $407,836 and $346,320 and the related carrying values were $402,242 and $342,629 at January 29, 1999 and January 30, 1998,
respectively.

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

Stock-Based Compensation

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. SFAS 123 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. The Company adopted the provisions for the pro forma disclosure requirements of SFAS 123.

Earnings Per Common Share

Basic   earnings  per  share  is  calculated  by  dividing  net  income  by  the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive potential common shares. The weighted-average number of shares used in calculating basic earnings per share were 23,889,000, 20,108,000 and 17,384,000 for fiscal 1999, 1998 and 1997, respectively. In calculating diluted earnings per share, these amounts were adjusted to include 249,000, 324,000 and 335,000 of dilutive potential common shares for fiscal 1999, 1998 and 1997, respectively. The Company's dilutive potential common shares consist of stock options and restricted stock.

Reclassifications

The January 30, 1998 balance sheet contains certain reclassifications which were made to conform to the January 29, 1999 financial statement format. None of these reclassifications affected net income or shareholders' equity.

In fiscal 1999, the Company changed the format of its statements of cash flows from the direct method to the indirect method for purposes of reporting cash flows from operating activities. Accordingly, the statements of cash flows for fiscal 1998 and 1997 contain certain reclassifications which were made to conform to the Company's current financial statement format.

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

NOTE 2--BUSINESS COMBINATIONS

On June 30, 1998, the Company exchanged 936,904 shares of the Company's common stock for all of the common stock of Winn-Lange Electric, Inc. ("Winn-Lange"). Winn-Lange is a wholesale distributor of electrical supplies and equipment with three branches in Texas. Winn-Lange was a Subchapter S corporation for federal income tax purposes and accordingly, did not pay U.S. federal income taxes. Winn-Lange will be included in the Company's U.S. federal income tax return commencing June 30, 1998.

The above transaction has been accounted for as a pooling of interests and accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Winn-Lange. Winn-Lange's fiscal year end has been changed to the last Friday in January to conform to the Company's fiscal year end.

Net sales and net income of the separate companies for the periods preceding the Winn-Lange merger were as follows:

                                                                                          Unaudited
                                                                                          Pro Forma
                                                          Net               Net              Net
                                                         Sales            Income           Income
--------------------------------------------------------------------------------------------------
Three months ended
  April 30, 1998 (unaudited):
    Hughes, as previously reported.........           $  582,042          $10,746          $10,746
    Winn-Lange.............................               19,989              857              537
--------------------------------------------------------------------------------------------------
    Combined...............................           $  602,031          $11,603          $11,283
==================================================================================================
Fiscal year ended
  January 30, 1998:
    Hughes, as previously reported.........           $1,878,739          $44,824          $43,472
    Winn-Lange.............................               66,707            2,746            1,782
--------------------------------------------------------------------------------------------------
    Combined...............................           $1,945,446          $47,570          $45,254
==================================================================================================
Fiscal year ended
  January 31, 1997:
    Hughes, as previously reported.........           $1,567,571          $35,314          $33,458
    Winn-Lange.............................               51,791            1,740            1,132
--------------------------------------------------------------------------------------------------
    Combined...............................           $1,619,362          $37,054          $34,590
==================================================================================================

Unaudited pro forma net income reflects adjustments to net income to record an estimated provision for income taxes for each period presented assuming Winn-Lange was a tax-paying entity. Additionally, in fiscal 1998 and 1997, the Company merged with certain other Subchapter S corporations, including Chad Supply, Inc. ("Chad"), Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO") and Metals, Incorporated and
Stainless Tubular Products, Inc. (the "Metals Group"). As Subchapter S corporations, Chad, ELASCO and the Metals Group did not pay U.S. federal income taxes in periods prior to the mergers. Chad, ELASCO and the Metals Group were included in the Company's U.S. federal income tax return commencing with their mergers with the Company on January 30, 1998, April 26, 1996 and January 24, 1997, respectively. For purposes of calculating unaudited pro forma net income, Chad, ELASCO and the Metals Group were also assumed to be tax-paying entities.

HUGHES SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(dollars in thousands, except per share data)

On January 8, 1998, the Company acquired all of the common stock of Mountain Country Supply, Inc. ("Mountain Country"). Mountain Country is a wholesale distributor of plumbing supplies; water and sewer equipment and supplies; and air conditioning and heating equipment and supplies with 10 locations in Arizona. On January 13, 1998, the Company acquired all of the common stock of International Supply Company, Inc. and all of its affiliated operations ("International"). International is a wholesale distributor of water and sewer equipment and supplies, plumbing supplies and industrial pipe, valves and fittings with 38 locations in Texas. The aggregate consideration paid for the Mountain Country and International acquisitions was $98,772, consisting of cash in the amount of $38,477 and the issuance of 2,153,396 shares of common stock. These transactions were accounted for as purchases and the results of operations of Mountain Country and International from their respective dates of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired for Mountain Country and International is being amortized over 40 years by the straight-line method.

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

The following table reflects the unaudited pro forma combined results of operations, assuming the Mountain Country, International and PVF acquisitions had occurred at the beginning of each year presented:

                                                    Fiscal Years Ended
                                               -------------------------
                                                   1998           1997
------------------------------------------------------------------------
Net sales..................................... $2,180,227     $1,892,371
Net income....................................     53,214         44,800
Earnings per share:
  Basic.......................................       2.41           2.26
  Diluted.....................................       2.37           2.22

The past and future financial performance of Mountain Country, International and PVF will be directly influenced by price fluctuations in stainless steel, nickel alloys, copper, aluminum, plastic and other commodities. As a result of these commodity price fluctuations and the fact that significant price fluctuations could continue to create cyclicality in Mountain Country's, International's and PVF's future operating performance, management believes that the pro forma information is not necessarily indicative of future performance.

During fiscal 1999, 1998 and 1997, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases or immaterial poolings. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

NOTE 3--PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                         1999             1998
--------------------------------------------------------------------------------
Land .........................................       $  25,590        $  19,738
Buildings and improvements ...................          93,341           85,309
Transportation equipment .....................          31,158           28,719
Furniture, fixtures and equipment ............          57,840           43,799
Assets under capital leases ..................              --            9,407
--------------------------------------------------------------------------------
                                                       207,929          186,972
Less accumulated depreciation
  and amortization ...........................         (80,297)         (78,904)
--------------------------------------------------------------------------------
                                                     $ 127,632        $ 108,068
================================================================================

NOTE 4--LONG-TERM DEBT

Long-term debt consists of the following:

                                                          1999            1998
--------------------------------------------------------------------------------
7.96% Senior notes, due 2011 ...................      $  98,000       $  98,000
7.14% Senior notes, due 2012 ...................         40,000          40,000
7.19% Senior notes, due 2012 ...................         40,000          40,000
6.74% Senior notes, due 2013 ...................         50,000              --
Unsecured bank notes under $225,000
  revolving credit agreement, payable
  January 25, 2004, fluctuating interest
  (5.3% to 5.6% at January 29, 1999) ...........        108,450         105,900
Short-term instruments classified as
  long-term debt ...............................         65,753          50,000
Other notes payable ............................             39           8,729
Capital lease obligations ......................             --           1,242
--------------------------------------------------------------------------------
                                                        402,242         343,871
Less current portion ...........................            (39)           (674)
--------------------------------------------------------------------------------
                                                      $ 402,203       $ 343,197
================================================================================


On August 28, 1997, the Company issued $80,000 of senior notes due 2012 in a private placement. The senior notes, of which $40,000 bear interest at 7.14% and $40,000 bear interest at 7.19%, will be payable in 21 and 13 equal semi-annual principal payments beginning in 2002 and 2006, respectively. Proceeds received by the Company from the sale of the senior notes were used to reduce indebtedness outstanding under the Company's revolving credit agreement and line of credit agreement (the "credit agreement").

On August 27, 1997, in connection with the issuance of the $80,000 of senior notes, the Company entered into an interest rate swap agreement (the "swap agreement"). The swap agreement effectively converts the Company's $40,000 of 7.19% senior notes due 2012 from fixed-rate debt to floating-rate debt based on six-month London Interbank Offered Rates (LIBOR) less a predetermined spread of
 .05% (5.08% as of January 29, 1999). The differential is accrued as interest rates change and is recorded as an adjustment to interest expense. As a result of the swap agreement, interest expense decreased by $171 and $219 in fiscal 1999 and 1998, respectively. The swap agreement matures in 2012. However, the counterparty has the option to terminate the agreement at any time from May 30, 2000 through November 30, 2011. The estimated fair value of the swap agreement, based on a valuation from an investment bank, approximated $1,251 and $1,091 at January 29, 1999 and January 30, 1998, respectively.

On May 5, 1998, the Company issued $50,000 of senior notes due 2013 in a private placement. The senior notes bear interest at 6.74% and will be payable in 21 equal semi-annual principal payments beginning in 2003. Proceeds received by the Company from the sale of the senior notes were used to reduce indebtedness outstanding under the Company's credit agreement.

On January 26, 1999, the Company entered into a new credit agreement with a group of banks. The credit agreement permits the Company to borrow up to $300,000 (subject to borrowing limitations under the credit agreement)--$225,000 under its revolving credit agreement as long-term debt due January 25, 2004, and $75,000 under its line of credit agreement. Under the credit agreement, interest is payable at market rates plus applicable margins. Facility fees of .20% and
 .175% are paid on the total of the revolving credit agreement and line of credit agreement, respectively.

The credit agreement contains financial covenants requiring the Company to maintain certain financial ratios and minimum net worth levels. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $60,793 was available at January 29, 1999 for payment of dividends.

The Company has a commercial paper program backed by its line of credit agreement. The weighted-average interest rate on outstanding commercial paper borrowings of $65,753 and $50,000 as of January 29, 1999 and January 30, 1998 was 5.8% and 6.1%, respectively. The Company has the ability and intent to refinance short-term borrowings on a long-term basis. Accordingly, $65,753 and $50,000 of the commercial paper borrowings at January 29, 1999 and January 30, 1998, respectively, have been classified as long-term debt.

On September 30, 1998, the Company entered into a new $25,000 line of credit for short-term borrowing. There were no amounts outstanding under this line of credit at January 29, 1999.

HUGHES SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(dollars in thousands, except per share data)


Maturities of long-term debt for each of the five years subsequent to January 29, 1999 and in the aggregate are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
2000 ..................................................                 $     39
2001 ..................................................                       --
2002 ..................................................                    9,334
2003 ..................................................                   13,143
2004 ..................................................                  192,108
Later years ...........................................                  187,618
--------------------------------------------------------------------------------
                                                                        $402,242
================================================================================


NOTE 5--INCOME TAXES

The components of deferred tax assets and liabilities at January 29, 1999 and January 30, 1998 are as follows:

                                                             1999          1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts ..................       $ 1,211       $ 1,286
  Inventories ......................................           506         1,445
  Property and equipment ...........................           215         3,184
  Accrued vacation .................................         3,001         2,252
  Deferred compensation ............................         1,446         1,092
  Other accrued liabilities ........................         2,326         3,596
  Other ............................................            55         1,129
--------------------------------------------------------------------------------
    Total deferred tax assets ......................         8,760        13,984
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Capitalized software development costs ...........         2,664            --
  Intangible assets ................................         2,287           838
--------------------------------------------------------------------------------
    Total deferred tax liabilities .................         4,951           838
--------------------------------------------------------------------------------
Net deferred tax assets ............................       $ 3,809       $13,146
================================================================================


No valuation allowance has been provided for these deferred tax assets at January 29, 1999 and January 30, 1998 as full realization of these assets is more likely than not.

The consolidated provision for income taxes consists of the following:

                                                  Fiscal Years Ended
                                    --------------------------------------------
                                       1999             1998              1997
--------------------------------------------------------------------------------
Currently payable:
  Federal .................         $ 25,119         $ 21,058          $ 18,399
  State ...................            2,778            3,377             2,911
--------------------------------------------------------------------------------
                                      27,897           24,435            21,310
--------------------------------------------------------------------------------
Deferred:
  Federal .................            7,864            1,500            (1,739)
  State ...................            1,473              319              (289)
--------------------------------------------------------------------------------
                                       9,337            1,819            (2,028)
--------------------------------------------------------------------------------
                                    $ 37,234         $ 26,254          $ 19,282
================================================================================


The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:


                                            Fiscal Years Ended
                       ---------------------------------------------------------
                               1999                1998              1997
--------------------------------------------------------------------------------
                         Amount       %      Amount      %     Amount       %
--------------------------------------------------------------------------------
Tax computed
  at statutory
  Federal rate .....   $ 34,537     35.0   $ 25,838    35.0   $ 19,718    35.0
Effect of:
  State income
    tax, net of
    Federal income
    tax benefit ....      2,763      2.8      2,459     3.3      1,741     3.1
  Subchapter
    S corporation
    earnings .......       (606)     (.6)    (2,315)   (3.1)    (2,360)   (4.2)
  Nondeductible
    purchase
    adjustments ....        880       .9        288      .4        123      .2
  Nondeductible
    expenses .......      1,085      1.1        886     1.2        637     1.1
  Other, net .......     (1,425)    (1.5)      (902)   (1.2)      (577)   (1.0)
--------------------------------------------------------------------------------
Income tax
  expense ..........   $ 37,234     37.7   $ 26,254    35.6   $ 19,282    34.2
================================================================================


Prior to their merger with the Company, ELASCO, the Metals Group, Chad and Winn-Lange were Subchapter S corporations and were not subject to corporate income tax.

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

The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 29, 1999 and January 30, 1998, the plan owned approximately 248,000 and 259,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

Amounts charged to expense for these and other similar plans during fiscal 1999, 1998 and 1997 were $1,946, $1,581 and $2,088, respectively.

Bonus Plans

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,576, $1,539 and $1,544 for fiscal 1999, 1998 and 1997, respectively.

Stock Plans

The Company's two active stock plans include the 1997 Executive Stock Plan (the "1997 Stock Plan") and the Directors' Stock Option Plan. These stock plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 952,500 shares of common stock, including 750,000 shares to key employees and 202,500 shares to directors. Under the stock plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to December 2006 with respect to the 1997 Stock Plan, or May 2003 with respect to the Directors' Stock Option Plan. An option becomes exercisable at such times and in such installments as set forth by the Compensation Committee or by the Directors' Stock Option Plan.

Under the 1997 Stock Plan, the Company can grant up to 375,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both. During fiscal 1999 and 1998, the Company granted certain employees 52,500 and 50,000 shares of restricted stock, with market values of $1,667 and $1,300 at the date of grant, respectively. The market value of the restricted stock was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. In fiscal 1999 and 1998, this expense amounted to $393 and $58, respectively.

The 1997 Stock Plan also permits the granting of stock appreciation rights ("SARs") to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 29, 1999.

A summary of option transactions, including a terminated plan under which options remain outstanding, during each of the three fiscal years in the period ended January 29, 1999 is shown below:

                                                                       Weighted-
                                                      Number            Average
                                                        of              Option
                                                      Shares             Price
--------------------------------------------------------------------------------
Under option, January 26, 1996
  (494,912 shares exercisable) ................       584,914          $   10.24
    Granted ...................................       172,500              19.58
    Exercised .................................       (85,100)              9.05
    Canceled ..................................        (6,000)             13.50
--------------------------------------------------------------------------------
Under option, January 31, 1997
  (492,312 shares exercisable) ................       666,314              12.78
    Granted ...................................       271,991              33.23
    Exercised .................................      (112,908)             11.53
    Canceled ..................................        (6,000)             13.50
--------------------------------------------------------------------------------
Under option, January 30, 1998
  (455,897 shares exercisable) ................       819,397              19.74
    Granted ...................................        48,000              34.19
    Exercised .................................       (98,587)             10.99
    Canceled ..................................       (12,800)             34.06
--------------------------------------------------------------------------------
Under option, January 29, 1999
  (435,810 shares exercisable) ................       756,010              21.55
================================================================================


There were 400,309 shares available for the granting of options at January 29, 1999.

HUGHES SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(dollars in thousands, except per share data)


The following table summarizes the stock options outstanding at January 29, 1999:

                                               Weighted-
                                                Average              Weighted-
    Range of               Number              Remaining              Average
    Exercise           Outstanding at         Contractual            Exercise
     Prices           January 29, 1999           Life                  Price
--------------------------------------------------------------------------------
 $ 8.42-$12.08            182,469               2 Years               $ 8.54
  12.83- 18.67            257,776               6 Years                16.55
  24.83- 35.63            315,765               9 Years                33.16

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for its stock option plans. If the fair value estimates had been used to record compensation expense, pro forma net income would have been $60,307, $47,140 and $36,747 in fiscal 1999, 1998 and 1997, respectively, with an immaterial effect on earnings per share. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 1.3% for fiscal 1999, 1998 and 1997; expected volatility of 33%, 32% and 33% for fiscal 1999, 1998 and 1997, respectively; risk-free interest rates of 4.77%, 5.72% and 6.47% for fiscal 1999, 1998 and 1997, respectively; and
expected lives of eight years for fiscal 1999, 1998 and 1997. The weighted-average fair value of options granted during the year was $13.81, $13.92 and $8.76 for fiscal 1999, 1998 and 1997, respectively. The pro forma calculations do not include the effects of options granted prior to fiscal 1996. As such, the impact is not necessarily indicative of the effects on reported net income in future years.

Supplemental Executive Retirement Plan

The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $537, $445 and $421 in fiscal 1999, 1998 and 1997, respectively.

NOTE 7--COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain properties from a corporation owned by three executive officers of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. On April 1, 1998, certain amendments to these leases were executed, which included the extension of their lease terms through March 31, 2003. Rents paid to the related corporation under these leases and other operating leases amounted to $1,241, $1,140 and $1,312 in fiscal 1999, 1998 and 1997, respectively.

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year as of January 29, 1999, are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
2000...................................................        $ 29,578
2001...................................................          26,499
2002...................................................          20,478
2003...................................................          15,070
2004...................................................           8,852
Later years............................................          14,754
--------------------------------------------------------------------------------
Total minimum lease payments...........................        $115,231
================================================================================


Lease-related expenses were as follows:

                                                       Fiscal Years Ended
                                               ---------------------------------
                                                 1999         1998         1997
--------------------------------------------------------------------------------
Capital lease amortization ..............      $    89      $   518      $   552
Capital lease interest expense ..........           30          199          290
Operating lease rentals
  (excluding month-to-
  month rents) ..........................       33,062       22,335       16,544

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

Preferred Stock

The  Company's  Board of  Directors  established  Series A Junior  Participating
Preferred Stock ("Series A Stock") consisting of 75,000 shares. Each share of Series A Stock will be entitled to 1,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividend or 1,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company one one-thousandth of a share (a "unit") of Series A Stock at a purchase price of $200 per unit. The rights generally become exercisable if a person or group acquires 15% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 15% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by the Company at $.01 per right at any time prior to the later of (i) ten days after 20% or more of the Company's stock is acquired by a person or group and (ii) the first date of a public announcement that a person or group has acquired 15% or more of the Company's stock. The rights expire on June 2, 2008 unless terminated earlier in accordance with the rights plan.

NOTE 9--SUPPLEMENTAL CASH FLOWS INFORMATION

Cash paid for interest during fiscal 1999, 1998 and 1997 was $23,972, $18,107 and $14,216, respectively. Cash paid for income taxes during fiscal 1999, 1998 and 1997 was $33,862, $23,099 and $22,735, respectively.

Noncash Investing and Financing Activities

The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                  Fiscal Years Ended
                                      ------------------------------------------
                                          1999           1998             1997
--------------------------------------------------------------------------------
Fair value of:
  Assets acquired ..............      $  77,707       $ 172,546       $ 161,198
  Liabilities assumed ..........        (32,048)        (45,816)        (32,958)
--------------------------------------------------------------------------------
Purchase price .................      $  45,659       $ 126,730       $ 128,240
================================================================================


Consideration in fiscal 1999, 1998 and 1997 included 207,829, 2,850,526 and 1,420,154 shares of common stock, with fair values of $5,438, $78,768 and $28,162, respectively.

HUGHES SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(dollars in thousands, except per share data)

NOTE 10--PRODUCT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company's products are classified into three major product categories, including Fluid Control Products, Electrical Products and Specialty Products. Net sales for each of these product categories were as follows:

                                                   Fiscal Years Ended
                                      ------------------------------------------
                                          1999            1998            1997
--------------------------------------------------------------------------------
Fluid Control
  Products .....................      $1,512,828      $1,048,688      $  843,835
Electrical Products ............         572,048         536,490         493,260
Specialty Products .............         451,389         360,268         282,267
--------------------------------------------------------------------------------
                                      $2,536,265      $1,945,446      $1,619,362
================================================================================


The Company sells its products in the major areas of construction and industrial markets in certain states primarily in the southeast, southwest and midwest United States. Revenues and assets of operations located outside the United States are not material.

Approximately 90% of the Company's sales are credit sales which are made primarily to customers whose ability to pay is dependent upon the economic strength of the construction industry in the areas where it operates. Concentration of credit risk with respect to trade accounts receivable is limited, however, due to the large number of customers comprising the Company's customer base and the fact that no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.


NOTE 11--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                      Quarter
                                                               -----------------------------------------------------
                                                                 First         Second          Third         Fourth
--------------------------------------------------------------------------------------------------------------------
Fiscal 1999
Net sales ..............................................       $602,031       $674,550       $659,045       $600,639
Gross profit ...........................................       $129,277       $148,841       $146,639       $134,242
Net income .............................................       $ 11,603       $ 19,773       $ 19,150       $ 10,917
Earnings per share:
  Basic ................................................       $    .49       $    .83       $    .80       $    .45
  Diluted ..............................................       $    .49       $    .82       $    .79       $    .45
Average shares outstanding (in thousands):
  Basic ................................................         23,601         23,925         23,989         24,038
  Diluted ..............................................         23,874         24,180         24,204         24,294
Market price per share:
  High .................................................       $  39.81       $  39.19       $  32.50       $  29.50
  Low ..................................................       $  32.56       $  29.13       $  25.13       $  25.13
Dividends per share ....................................       $   .080       $   .080       $   .085       $   .085
--------------------------------------------------------------------------------------------------------------------
Fiscal 1998
Net sales ..............................................       $448,842       $493,801       $525,838       $476,965
Gross profit ...........................................       $ 97,056       $108,282       $115,294       $105,491
Net income .............................................       $  9,301       $ 14,129       $ 14,669       $  9,471
Earning per share:
  Basic ................................................       $    .48       $    .72       $    .72       $    .45
  Diluted ..............................................       $    .48       $    .71       $    .71       $    .44
Average shares outstanding (in thousands):
  Basic ................................................         19,255         19,577         20,318         21,266
  Diluted ..............................................         19,552         19,952         20,647         21,624
Market price per share:
  High .................................................       $  24.00       $  26.83       $  35.69       $  36.13
  Low ..................................................       $  20.33       $  22.00       $  25.56       $  31.38
Dividends per share ....................................       $   .073       $   .075       $   .080       $   .080

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 29, 1999 and January 30, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP

Orlando, Florida
March 19, 1999


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

The Audit Committee of the Board of Directors is composed of four non-management directors. The Committee meets periodically with financial management, internal auditors, and the independent accountants to review internal accounting control, auditing, and financial reporting matters.

HUGHES SUPPLY, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As described in Note 2 of the Notes to Consolidated Financial Statements, in fiscal 1999 the Company entered into a business combination with Winn-Lange which was accounted for as a pooling of interests. Accordingly, all financial data in Management's Discussion and Analysis of Financial Condition and Results of Operations is reported as though the companies have always been one entity.

Certain statements set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, including but not limited to certain statements made regarding the Year 2000 Issue (as subsequently defined), constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by such sections. When used in this report, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. When appropriate, certain factors that could cause results to differ materially from those projected in the forward-looking statements are enumerated. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto.


RESULTS OF OPERATIONS

Net Sales

In fiscal 1999, the Company generated net sales of $2.54 billion, a 30% increase over fiscal 1998 net sales of $1.95 billion. Fiscal 1998 net sales of $1.95 billion increased 20% over fiscal 1997 net sales of $1.62 billion. The increases in net sales are primarily due to acquired and newly-opened wholesale branches resulting from the Company's acquisition and internal growth programs. Same-store sales growth also contributed to the increases. On a basis comparable to the prior year, same-store sales increased 6% for both fiscal 1999 and 1998.

The same-store sales increase of 6% for fiscal 1999 is primarily attributable to
(i) continued growth in construction markets and (ii) the favorable impact of warm and dry weather conditions experienced in certain regions served by the Company's air conditioning and pool supply products. This increase was offset to a large extent, however, by the impact of declining prices on certain commodity-priced products, as further discussed below. Conversely, the same-store sales increase of 6% for fiscal 1998 was below the high single-digit increases the Company experienced in previous years, primarily due to the adverse impact that mild and wet weather had on sales of air conditioning and pool supply products.

Gross Margin

Over the past three years, gross margins have been improving. Gross margins were 22.0%, 21.9% and 21.2% for fiscal 1999, 1998 and 1997, respectively. The improvement in gross margins resulted from several factors, including the Company's overall expansion of higher-margin products resulting primarily from its acquisition program, efficiencies created with central distribution centers and enhanced purchasing power. Enhanced purchasing power is attributable to increased volume and concentration of supply sources as part of the Company's preferred vendor program. In fiscal 1999, total gross profit dollars were negatively impacted by deflationary pressure on the pricing of certain of the Company's products whose manufacture is reliant on certain commodities, including stainless steel, nickel alloys, copper, aluminum and plastic. Despite the commodity pricing pressure, however, the Company was able to maintain the gross margins on much of the business associated with these products and increase overall gross margin for the year.

Operating Expenses

Operating expenses in fiscal 1999 were $442 million (or 17.4% of net sales), a 30% increase over fiscal 1998 operating expenses of $339 million (or 17.4% of net sales). Approximately 25 percentage points of the 30% increase is attributable to branches acquired and opened after February 1, 1997. The remainder of the increase is primarily due to (i) higher personnel and transportation costs associated with same-store sales growth and (ii) higher expenses associated with the Company's program of upgrading its information technology ("IT") systems. While upgrading the IT systems has increased operating expenses in the short term, the Company believes this investment will provide a platform for future growth and enable it to realize more administrative synergies from past and future acquisitions.

Similarly, the increase of $61 million in fiscal 1998 compared to fiscal 1997, which had operating expenses of $278 million (or 17.2% of net sales), is primarily attributable to branches acquired and opened after January 27, 1996. The remainder of the increase is primarily due to higher personnel expenses, including health care costs, and higher transportation costs associated with same-store sales growth. The increase in operating expenses as a percentage of sales from 17.2% in fiscal 1997 to 17.4% in fiscal 1998 is primarily the result of unrealized synergies associated with acquisitions completed in the fourth quarter of fiscal 1998.

Non-Operating Income and Expenses

Interest and other income was $6.9 million in fiscal 1999 compared to $5.8 million in fiscal 1998 and $6.2 million in fiscal 1997. The increase of $1.1 million in fiscal 1999 is primarily the result of higher levels of accounts receivable and the related collection of service charge income levied on accounts receivable. The decrease of $.4 million from fiscal 1997 to fiscal 1998 is primarily due to non-recurring gains recognized on the sale of property and equipment in fiscal 1997.

Interest expense for fiscal 1999, 1998 and 1997 was $25.4 million, $19.3 million and $14.8 million, respectively. The $6.1 million increase in fiscal 1999 and the $4.5 million increase in fiscal 1998 are primarily the result of higher borrowing levels, partially offset by lower interest rates. The higher borrowing levels are primarily due to the Company's expansion through business acquisitions, which has been partially funded by debt financing.

Income Taxes

The effective tax rates for fiscal 1999, 1998 and 1997 were 37.7%, 35.6% and 34.2%, respectively. Prior to the mergers with ELASCO on April 26, 1996, with the Metals Group on January 24, 1997, with Chad on January 30, 1998 and with Winn-Lange on June 30, 1998, each of these entities were Subchapter S corporations and, therefore, not subject to corporate income tax. Each entity's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate is higher for fiscal 1999 compared to fiscal 1998 and is higher for fiscal 1998 compared to fiscal 1997. The Company's effective tax rate for fiscal 1999, 1998 and 1997 would have been approximately 38.3%, 38.7%, and 38.6%, respectively, assuming ELASCO, the Metals Group, Chad and Winn-Lange were tax-paying entities.

HUGHES SUPPLY, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Net Income

Net income in fiscal 1999 increased 29% to $61.4 million from $47.6 million in fiscal 1998. Diluted earnings per share increased 9% to $2.55 in fiscal 1999 compared to $2.33 in fiscal 1998 on 18% more average shares outstanding. These results followed fiscal 1998 increases of 28% and 11% in net income and diluted earnings per share, respectively. Net income and diluted earnings per share in fiscal 1997 were $37.1 million and $2.09, respectively.

These improved results reflect operating leverage that has been achieved through the Company's acquisition program and the resulting purchasing and administrative synergies. Operating margins (operating income as a percentage of net sales) have improved to 4.6% in fiscal 1999, compared to 4.5% and 4.0% in fiscal 1998 and 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Working capital in fiscal 1999 amounted to $567 million compared to $486 million and $351 million in fiscal 1998 and 1997, respectively. The working capital ratio was 3.5 to 1, 3.5 to 1 and 3.3 to 1 for fiscal 1999, 1998 and 1997, respectively. During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support such growth. The Company strives to maintain inventories at levels that support current sales activity but that are not excessive. The Company believes this is accomplished through increased use of central distribution facilities and by investing in resources to improve the efficiency and service capability of its facilities.

Net cash provided by operations was $31.6 million in fiscal 1999 compared to net cash used in operations of $4.8 million in fiscal 1998 and net cash provided by operations of $6.8 million in fiscal 1997. Net cash provided by operations of $31.6 million in fiscal 1999 is primarily the result of the Company's improved profit levels, partially offset by increases in accounts receivable and inventories, resulting from higher sales volumes.

The Company's expenditures for property and equipment were $26.9 million in fiscal 1999, including approximately $10 million for new warehouse facilities to support its internal growth and approximately $7 million for computer and communications hardware and related software. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $35 million in fiscal 2000.

Proceeds from the sale of property and equipment were $6.6 million for fiscal 1999, compared to $1.2 million and $1.8 million for fiscal 1998 and 1997, respectively. This increase in fiscal 1999 is primarily due to a sale and subsequent lease-back of certain computer hardware during the second quarter ended July 31, 1998, which generated proceeds of $5.4 million.

Principal reductions on long-term debt were $25.0 million for fiscal 1999 compared to $28.5 million and $20.8 million for fiscal 1998 and 1997, respectively. These amounts are primarily attributable to the repayment of debt assumed as a result of certain business acquisitions. Dividend payments of $8.8 million, $8.1 million and $8.5 million during fiscal 1999, 1998 and 1997 included cash dividends of pooled companies totaling $1.2 million, $2.8 million and $5.4 million, respectively.

As discussed in Note 4 of the Notes to Consolidated Financial Statements, in May 1998 the Company issued $50 million of 6.74% senior notes due 2013 in a private placement. The proceeds of this private placement were used to reduce indebtedness outstanding under the Company's credit agreement.

In January 1999, the Company entered into a new credit agreement with a group of banks. The credit agreement permits the Company to borrow up to $300 million ($180 million previously), with an option to increase the borrowing capacity to $350 million. With this facility, the Company believes it has the resources necessary, with approximately $156 million available under its existing credit facilities (subject to borrowing limitations under long-term debt covenants) as of January 29, 1999, to fund ongoing operating requirements and anticipated capital expenditures. The Company also believes it has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities and to fund share repurchases in the near term. The Company expects to continue to finance future expansion on a project-by-project basis through additional borrowing or through the issuance of common stock.

Business Acquisitions

In addition to the business combination with Winn-Lange accounted for as a pooling of interests, during fiscal 1999 the Company acquired several wholesale distributors for approximately $58 million ($40 million in cash and $18 million in stock). In fiscal 1998, consideration paid by the Company for acquisitions (excluding poolings of interests) was approximately $144 million ($48 million in cash and $96 million in stock). Outlays for acquisitions of wholesale distributors in fiscal 1997 (excluding poolings of interests) totaled $144 million ($100 million in cash and $44 million in stock). These acquisitions were accounted for as either purchases or immaterial poolings and the results of operations of these businesses from their respective dates of acquisition are included in the Company's consolidated financial statements. The acquisitions completed in fiscal 1999, along with the merger of Winn-Lange, were primarily responsible for the increase in the number of the Company's branches to 438 as of the end of fiscal 1999, compared to 384 branches as of the end of fiscal 1998.

Share Repurchases

On March 15, 1999, the Board of Directors authorized the Company to repurchase up to 2.5 million of its outstanding shares of common stock. Repurchases may be made from time to time in open market transactions and are expected to be financed through additional borrowing under the Company's credit agreement. Through March 31, 1999, the Company repurchased 370,800 shares for a total cost of $8.1 million or an average of $21.82 per share.

INFLATION AND CHANGING PRICES

The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, the Company's operating performance is affected by price fluctuations in stainless steel, nickel alloys, copper, aluminum, plastic and other commodities. The Company seeks to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins.

Management believes that inflation (which has been moderate over the past few years) and changing prices did not significantly affect the Company's operating results or markets in fiscal 1998 and 1997. As previously discussed, however, the Company's results of operations for fiscal 1999 were negatively impacted by deflationary pressure on the pricing of certain commodity-priced products. Such commodity price fluctuations have from time to time created cyclicality in the financial performance of the Company and could continue to do so in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), was effective in the period ended January 29, 1999. SFAS 131 superseded Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of a company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. As the Company operates in one reportable segment, SFAS 131 did not have a material impact on its financial reporting.

HUGHES SUPPLY, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


In March 1998, The American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides that software development costs, including external direct costs, internal payroll and related costs, and interest costs be capitalized and amortized over their useful lives. As the Company's previous accounting policy was consistent with the provisions of SOP 98-1, there was no impact as a result of its adoption.

YEAR 2000 ISSUE

Many existing computer programs use only two digits to identify a year in the date field. As the century date change occurs, these programs may recognize the year 2000 as 1900, or not at all. If not corrected, many computer systems and applications could fail or create erroneous results by or at the year 2000 (the "Year 2000 Issue").

The Company has developed plans to address its possible exposures related to the impact of the Year 2000 Issue on each of its internal systems and those of third parties. These plans are expected to be implemented primarily with the use of internal personnel.

The Company's internal systems consist of its central operating and accounting systems, which handle the majority of its business transactions, and other remote operating systems, which have resulted from the Company's acquisition program. Plans to address the Year 2000 Issue with respect to the Company's internal systems include an assessment phase, a remediation phase and a testing phase.

All  required  modifications  to the  Company's  central  operating  system were completed in December 1998. This system was thoroughly tested and the modifications were implemented into the production environment. An upgraded, vendor-certified year 2000 compliant version of the Company's accounting system was received and tested for compatibility with the version currently being used. The Company's own internal verification and validation testing for year 2000 compliance of the accounting system is expected to be completed by May 31, 1999. With respect to these two systems, the Company does not anticipate that the Year 2000 Issue will materially impact its operations or operating results.

As of March 5, 1999, the Company had 30 remote operating systems in place. These systems utilize commercially available business software applications. Of the 30 remote operating systems, six are certified year 2000 compliant by their vendors, five have vendor-certified year 2000 compliant upgrades available and the remaining 19 systems will be removed from service and replaced with one of the Company's systems that is expected to be year 2000 compliant. Of the 19 systems to be replaced, 12 resulted from acquisitions completed on or prior to July 31, 1998 and are expected to be replaced by July 31, 1999. The remaining seven systems resulted from acquisitions completed after July 31, 1998 and are expected to be replaced by October 31, 1999.

The Company will conduct its own internal verification and validation testing on each of the vendor-certified year 2000 compliant systems that are expected to be in use on January 1, 2000. These tests are scheduled to be completed by July 31, 1999 for entities acquired on or prior to July 31, 1998 and by October 31, 1999 for entities acquired from August 1, 1998 through March 5, 1999. All additional remote operating systems added after March 5, 1999 as a result of the Company's acquisition program will be assessed, remediated and tested to the extent that is necessary to ensure year 2000 compliance, or replaced with one of the Company's systems that is expected to be year 2000 compliant.

Management estimates total pretax costs relating to the Year 2000 Issue to be approximately $2 million. Approximately 11% of these costs were incurred through January 29, 1999 and the remaining costs are expected to be incurred through March 2000. The estimate of $2 million excludes certain costs of converting remote operating systems to the Company's other year 2000 compliant systems, because such costs are not expected to be material or the conversion is scheduled to be performed as part of the Company's normal integration activities. Approximately $1 million of the estimated total pretax costs of $2 million are personnel and other expenses related to the Company's Year 2000 Project Team, which is expected to remain intact through the turn of the century. The remaining estimated cost of $1 million is expected to be incurred primarily in connection with the remediation and testing of the Company's remote operating systems.

The Company believes its planning efforts are adequate to address the Year 2000 Issue and that its greatest risks in this area are primarily those that it cannot directly control, including the readiness of its major suppliers, customers and service providers. Failure on the part of any of these entities to timely remediate their Year 2000 Issues could result in disruptions in the Company's supply of materials, disruptions in its customers' ability to conduct business and interruptions to the Company's daily operations. Management believes that its exposure to third party risk may be minimized to some extent because it does not rely significantly on any one supplier or customer. There can be no guarantee, however, that the systems of other third parties on which the Company's systems and operations rely will be corrected on a timely basis and will not have a material adverse effect on the Company.

The Company is in the preliminary stages of contacting its major suppliers, customers and service providers regarding their Year 2000 Issues to assess the risk of these entities not being able to continue to provide goods and services to the Company. Initial responses received from these entities indicate that the majority of them have programs in place to address their respective organization's Year 2000 Issues. However, because the Company believes this area is among its greatest risks, as more information is received and evaluated, the Company intends to develop contingency plans, as deemed necessary, to safeguard its ongoing operations. Such contingency plans may include identifying alternative suppliers or service providers, stockpiling certain inventories if alternative sources of supply are not available, evaluating the impact and creditworthiness of non-compliant customers and the addition of borrowing capacity if deemed necessary to finance higher levels of inventory or working capital on an interim basis.

HUGHES SUPPLY, INC.
SELECTED FINANCIAL DATA
(in thousands, except per share data and ratios)

                                                                   Fiscal Years Ended(1)(2)
                                                 -----------------------------------------------------------
                                                      1999           1998           1997            1996
------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME DATA:
Net sales ..................................     $2,536,265      $1,945,446      $1,619,362      $1,326,978
Cost of sales ..............................     $1,977,266      $1,519,323      $1,276,481      $1,052,120
Gross margin ...............................          22.0%           21.9%           21.2%           20.7%
------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses     $  416,642      $  318,923      $  261,355      $  218,093
  As a percentage of net sales .............          16.4%           16.4%           16.1%           16.4%
Depreciation and amortization ..............     $   23,269      $   18,727      $   15,566      $   11,859
Provision for doubtful accounts ............     $    1,882      $    1,229      $    1,023      $    2,203
Operating income ...........................     $  117,206      $   87,244      $   64,937      $   42,703
Operating margin ...........................           4.6%            4.5%            4.0%            3.2%
------------------------------------------------------------------------------------------------------------
Interest and other income ..................     $    6,886      $    5,837      $    6,241      $    5,111
Interest expense ...........................     $   25,415      $   19,257      $   14,842      $   10,440
------------------------------------------------------------------------------------------------------------
Income before income taxes .................     $   98,677      $   73,824      $   56,336      $   37,374
  As a percentage of net sales .............           3.9%            3.8%            3.5%            2.8%
Income taxes (benefits) ....................     $   37,234      $   26,254      $   19,282      $   11,728
Net income .................................     $   61,443      $   47,570      $   37,054      $   25,646
  As a percentage of net sales .............           2.4%            2.4%            2.3%            1.9%
------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic ....................................     $     2.57      $     2.37      $     2.13      $     1.78
  Diluted ..................................     $     2.55      $     2.33      $     2.09      $     1.75
------------------------------------------------------------------------------------------------------------
Average shares outstanding:
  Basic ....................................         23,889          20,108          17,384          14,418
  Diluted ..................................         24,138          20,432          17,719          14,647

BALANCE SHEET DATA:
Working capital ............................     $  567,435      $  486,106      $  350,975      $  235,113
Total assets ...............................     $1,123,513      $  965,742      $  684,056      $  474,574
Long-term debt, less current portion .......     $  402,203      $  343,197      $  228,351      $  139,165
Shareholders' equity .......................     $  483,956      $  421,769      $  299,233      $  188,926
------------------------------------------------------------------------------------------------------------
Current ratio...............................       3.5 to 1        3.5 to 1        3.3 to 1        2.6 to 1
Ratio of long-term debt to
  total capital employed....................       .45 to 1        .45 to 1        .43 to 1        .42 to 1

Leverage (total assets/shareholders' equity)           2.32            2.29            2.29            2.51

OTHER DATA:
Cash dividends per share ...................     $      .33      $      .31      $      .25      $      .20
Shareholders' equity per share .............     $    20.01      $    18.00      $    15.29      $    12.64
Return on average assets ...................           5.9%            5.8%            6.4%            5.7%
Return on average shareholders' equity .....          13.6%           13.2%           15.2%           14.5%
Capital expenditures(3) ....................     $   26,921      $   28,185      $   16,898      $   14,713
------------------------------------------------------------------------------------------------------------

(1)  The Company's fiscal year ends on the last Friday in January.
(2) All data adjusted for poolings of interests and three-for-two stock splits declared in fiscal 1998 and 1989.
(3)  Excludes capital leases.

                                                                Fiscal Years Ended(1)(2)
                                                 ------------------------------------------------------
                                                    1995           1994          1993          1992
-------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME DATA:
Net sales ..................................     $1,065,549      $880,977      $724,466      $ 690,311
Cost of sales ..............................     $  848,698      $704,907      $583,513      $ 557,380
Gross margin ...............................          20.4%         20.0%         19.5%          19.3%
-------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses     $  172,828      $145,913      $119,732      $ 116,317
  As a percentage of net sales .............          16.2%         16.6%         16.5%          16.8%
Depreciation and amortization ..............     $   10,131      $  8,657      $  7,382      $   7,987
Provision for doubtful accounts ............     $    1,501      $  2,448      $  2,028      $   3,247
Operating income ...........................     $   32,391      $ 19,052      $ 11,811      $   5,380
Operating margin ...........................           3.0%          2.2%          1.6%            .8%
-------------------------------------------------------------------------------------------------------
Interest and other income ..................     $    3,206      $  3,677      $  4,072      $   2,696
Interest expense ...........................     $    6,813      $  6,456      $  6,087      $   7,702
-------------------------------------------------------------------------------------------------------
Income before income taxes .................     $   28,784      $ 16,273      $  9,796      $     374
  As a percentage of net sales .............           2.7%          1.8%          1.4%            .1%
Income taxes (benefits) ....................     $    7,984      $  4,710      $  1,734      $  (1,359)
Net income .................................     $   20,800      $ 11,563      $  8,062      $   1,733
  As a percentage of net sales .............           2.0%          1.3%          1.1%            .3%
-------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic ....................................     $     1.54      $    .97      $    .68      $     .15
  Diluted ..................................     $     1.50      $    .92      $    .68      $     .15
-------------------------------------------------------------------------------------------------------
Average shares outstanding:
  Basic ....................................         13,504        11,900        11,899         11,899
  Diluted ..................................         13,992        13,675        11,917         11,899

BALANCE SHEET DATA:
Working capital ............................     $  212,573      $171,702      $148,919      $ 134,961
Total assets ...............................     $  418,717      $330,526      $294,510      $ 276,439
Long-term debt, less current portion .......     $  127,166      $121,292      $103,870      $  89,921
Shareholders' equity .......................     $  165,427      $116,918      $106,597      $  99,649
-------------------------------------------------------------------------------------------------------
Current ratio...............................       2.7 to 1      2.9 to 1      2.8 to 1       2.6 to 1
Ratio of long-term debt to
  total capital employed....................       .43 to 1      .51 to 1      .49 to 1       .47 to 1

Leverage (total assets/shareholders' equity)           2.53          2.83          2.76           2.77

OTHER DATA:
Cash dividends per share ...................     $      .15      $    .11      $    .08      $     .16
Shareholders' equity per share .............     $    11.40      $   9.43      $   8.71      $    8.14
Return on average assets ...................           5.6%          3.7%          2.8%            .6%
Return on average shareholders' equity .....          14.7%         10.3%          7.8%           1.7%
Capital expenditures(3) ....................     $   15,824      $  9,997      $ 10,335      $   6,073
-------------------------------------------------------------------------------------------------------


                                                        Fiscal Years Ended(1)(2)
                                                 -------------------------------------
                                                   1991          1990          1989
--------------------------------------------------------------------------------------
STATEMENTS OF INCOME DATA:
Net sales ..................................     $752,951      $706,860      $655,648
Cost of sales ..............................     $608,322      $565,386      $520,592
Gross margin ...............................        19.2%         20.0%         20.6%
--------------------------------------------------------------------------------------
Selling, general and administrative expenses     $117,649      $107,882      $ 97,695
  As a percentage of net sales .............        15.6%         15.3%         14.9%
Depreciation and amortization ..............     $  9,929      $  9,743      $  9,289
Provision for doubtful accounts ............     $  3,119      $  2,962      $  1,724
Operating income ...........................     $ 13,932      $ 20,887      $ 26,348
Operating margin ...........................         1.9%          3.0%          4.0%
--------------------------------------------------------------------------------------
Interest and other income ..................     $  4,732      $  3,348      $  4,116
Interest expense ...........................     $  9,850      $  8,911      $  7,654
--------------------------------------------------------------------------------------
Income before income taxes .................     $  8,814      $ 15,324      $ 22,810
  As a percentage of net sales .............         1.2%          2.2%          3.5%
Income taxes (benefits) ....................     $  2,058      $  4,937      $  7,732
Net income .................................     $  6,756      $ 10,387      $ 15,078
  As a percentage of net sales .............          .9%          1.5%          2.3%
--------------------------------------------------------------------------------------
Earnings per share:
  Basic ....................................     $    .58      $    .84      $   1.21
  Diluted ..................................     $    .58      $    .81      $   1.13
--------------------------------------------------------------------------------------
Average shares outstanding:
  Basic ....................................       11,746        12,374        12,499
  Diluted ..................................       11,746        14,062        14,182

BALANCE SHEET DATA:
Working capital ............................     $143,011      $140,226      $129,526
Total assets ...............................     $273,216      $285,434      $263,364
Long-term debt, less current portion .......     $ 99,261      $ 94,409      $ 85,994
Shareholders' equity .......................     $102,094      $107,113      $103,070
--------------------------------------------------------------------------------------
Current ratio...............................     3.0 to 1      2.7 to 1      2.8 to 1
Ratio of long-term debt to
  total capital employed....................     .49 to 1      .47 to 1      .45 to 1

Leverage (total assets/shareholders' equity)         2.68          2.66          2.56

OTHER DATA:
Cash dividends per share ...................     $    .24      $    .23      $    .21
Shareholders' equity per share .............     $   8.64      $   8.54      $   8.05
Return on average assets ...................         2.4%          3.8%          6.1%
Return on average shareholders' equity .....         6.5%          9.9%         15.2%
Capital expenditures(3) ....................     $  8,877      $ 11,844      $ 10,295
--------------------------------------------------------------------------------------

HUGHES SUPPLY, INC.
CORPORATE AND SHAREHOLDER INFORMATION


DIRECTORS

David H. Hughes
Chairman of the Board

John D. Baker II
President and Chief Executive Officer,
Florida Rock Industries, Inc.

Robert N. Blackford
Attorney, Holland & Knight LLP

H. Corbin Day
Chairman,
Jemison Investment Co., Inc.

John B. Ellis
Former Senior Vice President--
Finance and Treasurer,
Genuine Parts Company

A. Stewart Hall, Jr.

Vincent S. Hughes

William P. Kennedy
Chief Executive Officer,
Nephron Pharmaceuticals Corporation


EXECUTIVE OFFICERS
AND MANAGEMENT

David H. Hughes
Chairman of the Board and
Chief Executive Officer

A. Stewart Hall, Jr.
President and Chief Operating Officer

Benjamin P. Butterfield
Secretary and General Counsel

Jacquel K. Clark
Assistant Secretary and
Assistant Treasurer

Jasper L. Holland, Jr.
Regional Vice President

Clyde E. Hughes III
Regional Vice President

Russell V. Hughes
Vice President

Vincent S. Hughes
Vice President

James C. Plyler, Jr.
Regional Vice President

Kenneth H. Stephens
Regional Vice President

Sidney J. Strickland, Jr.
Vice President of Administration

Gradie E. Winstead, Jr.
Regional Vice President

J. Stephen Zepf
Treasurer and Chief Financial Officer


TRANSFER AGENT
AND REGISTRAR

American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005


ANNUAL MEETING

Wednesday, May 19, 1999,
at 10:00 a.m., local time
Hughes Supply, Inc.
20 North Orange Avenue
Suite 200
Orlando, Florida 32801


INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Orlando, Florida


CORPORATE HEADQUARTERS

Hughes Supply, Inc.
20 North Orange Avenue
Orlando, Florida 32801
Telephone: 407-841-4755


--------------------------------------------------------------------------------
The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of February 19, 1999 was 1,226. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802


36