Form 10-K, Exhibit 13
period 2000-01-28
HUGHES SUPPLY INC
filed 2000-04-26
CIK 49029

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)                                                      Fiscal Years Ended
                                                                      --------------------------------------------------------------
                                                                      January 28,              January 29,              January 30,
                                                                          2000                     1999                     1998
------------------------------------------------------------------------------------------------------------------------------------
Net Sales ...............................................             $ 2,994,877              $ 2,536,265              $ 1,945,446
Cost of Sales ...........................................               2,320,604                1,977,266                1,519,323
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit ............................................                 674,273                  558,999                  426,123
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
  Selling, general and administrative ...................                 508,644                  416,642                  318,923
  Depreciation and amortization .........................                  29,629                   23,269                   18,727
  Provision for doubtful accounts .......................                   3,608                    1,882                    1,229
------------------------------------------------------------------------------------------------------------------------------------
    Total operating expenses ............................                 541,881                  441,793                  338,879
------------------------------------------------------------------------------------------------------------------------------------
Operating Income ........................................                 132,392                  117,206                   87,244
------------------------------------------------------------------------------------------------------------------------------------
Non-Operating Income and (Expenses):
  Interest and other income .............................                   9,015                    6,886                    5,837
  Interest expense ......................................                 (31,805)                 (25,415)                 (19,257)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (22,790)                 (18,529)                 (13,420)
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes ..............................                 109,602                   98,677                   73,824
Income Taxes ............................................                  43,731                   37,234                   26,254
------------------------------------------------------------------------------------------------------------------------------------
Net Income ..............................................             $    65,871              $    61,443              $    47,570
====================================================================================================================================
Earnings Per Share:
  Basic .................................................             $      2.82              $      2.57              $      2.37
====================================================================================================================================
  Diluted ...............................................             $      2.80              $      2.55              $      2.33
====================================================================================================================================
Average Shares Outstanding:
  Basic .................................................                  23,398                   23,889                   20,108
====================================================================================================================================
  Diluted ...............................................                  23,547                   24,138                   20,432
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                       HUGHES SUPPLY, INC.  17

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

                                                                                                   January 28,           January 29,
                                                                                                      2000                  1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents ..............................................................         $    10,000          $     6,010
  Accounts receivable, less allowance for losses of $2,777 and $2,809 ....................             398,244              341,109
  Inventories ............................................................................             495,491              409,734
  Deferred income taxes ..................................................................              15,993                8,520
  Other current assets ...................................................................              38,050               31,346
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets .................................................................             957,778              796,719

Property and Equipment, Net ..............................................................             144,945              127,632
Excess of Cost over Net Assets Acquired ..................................................             243,367              181,622
Other Assets .............................................................................              22,924               17,540
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $ 1,369,014          $ 1,123,513
====================================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities:
  Current portion of long-term debt ......................................................         $       803          $        39
  Accounts payable .......................................................................             239,810              176,234
  Accrued compensation and benefits ......................................................              29,590               25,029
  Other current liabilities ..............................................................              30,075               27,982
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities ............................................................             300,278              229,284

Long-Term Debt ...........................................................................             535,000              402,203
Deferred Income Taxes ....................................................................               6,027                4,711
Other Noncurrent Liabilities .............................................................               5,265                3,359
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities ....................................................................             846,570              639,557
------------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 7)

Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares authorized; none issued;
    preferences, limitations and relative rights to be established
    by the Board of Directors ............................................................                  --                   --
  Common stock, par value $1 per share; 100,000,000 shares
    authorized; 24,249,281 and 24,183,834 shares issued ..................................              24,249               24,184
  Capital in excess of par value .........................................................             221,284              219,558
  Retained earnings ......................................................................             300,144              242,730
  Treasury stock, 668,950 and no shares, at cost .........................................             (15,434)                  --
  Unearned compensation related to outstanding restricted stock ..........................              (7,799)              (2,516)
------------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity ...........................................................             522,444              483,956
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $ 1,369,014          $ 1,123,513
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share data)

                                                                                  Capital in
                                                          Number of    Common      Excess of     Retained    Treasury     Unearned
                                                            Shares      Stock      Par Value     Earnings     Stock     Compensation
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997 ............................      19,576    $  19,576    $ 110,328    $ 169,329    $      --    $      --

  Net income .........................................          --           --           --       47,570           --           --
  Cash dividends-$.31 per share ......................          --           --           --       (5,966)          --           --
    Pooled companies .................................          --           --           --       (2,794)          --           --
  Shares issued under stock option
    and bonus plans ..................................         172          172        1,494           --           --           --
  Purchase and retirement of common shares ...........         (19)         (19)        (234)        (325)          --           --
  Issuance of restricted stock .......................          50           50        1,250           --           --       (1,300)
  Amortization of unearned restricted stock ..........          --           --           --           --           --           58
  Capitalization of undistributed earnings of
    Subchapter S corporation .........................          --           --       12,999      (12,999)          --           --
  Other acquisitions .................................       3,658        3,658       76,373        2,549           --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1998 ............................      23,437       23,437      202,210      197,364           --       (1,242)

  Net income .........................................          --           --           --       61,443           --           --
  Cash dividends-$.33 per share ......................          --           --           --       (7,866)          --           --
    Pooled companies .................................          --           --           --       (1,222)          --           --
  Shares issued under stock option
    and bonus plans ..................................         108          108        1,282           --           --           --
  Purchase and retirement of common shares ...........         (19)         (19)        (193)        (389)          --           --
  Issuance of restricted stock .......................          52           52        1,615           --           --       (1,667)
  Amortization of unearned restricted stock ..........          --           --           --           --           --          393
  Capitalization of undistributed earnings of
    Subchapter S corporation .........................          --           --        7,697       (7,697)          --           --
  Other acquisitions .................................         606          606        6,947        1,097           --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 1999 ............................      24,184       24,184      219,558      242,730           --       (2,516)

  Net income .........................................          --           --           --       65,871           --           --
  Cash dividends-$.34 per share ......................          --           --           --       (7,990)          --           --
  Purchase of treasury stock .........................        (921)          --           --           --      (21,229)          --
  Shares issued under stock option
    and bonus plans ..................................          65           29          472         (378)         811           --
  Purchase and retirement of common shares ...........          (7)          (7)         (57)         (89)          --           --
  Issuance of restricted stock,
    net of cancellations .............................         259           43        1,311           --        4,984       (6,338)
  Amortization of unearned restricted stock ..........          --           --           --           --           --        1,055
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 28, 2000 ............................      23,580    $  24,249    $ 221,284    $ 300,144    $ (15,434)   $  (7,799)
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                       HUGHES SUPPLY, INC.  19

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                                    Fiscal Years Ended
                                                                                        --------------------------------------------
                                                                                         January 28,     January 29,     January 30,
                                                                                             2000            1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income .......................................................................      $  65,871       $  61,443       $  47,570
  Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
      Depreciation and amortization ................................................         29,629          23,269          18,727
      Provision for doubtful accounts ..............................................          3,608           1,882           1,229
      Other, net ...................................................................           (262)           (671)           (626)
  Changes in assets and liabilities, net of effects of business acquisitions:
      (Increase) in accounts receivable ............................................        (33,961)        (25,497)        (30,443)
      (Increase) in inventories ....................................................        (67,594)        (29,493)        (39,136)
      (Increase) in other current assets ...........................................         (4,464)         (7,718)         (3,865)
      (Increase) in other assets ...................................................         (4,006)         (5,692)         (9,061)
      Increase in accounts payable and accrued liabilities .........................         47,639           8,532           6,102
      Increase (decrease) in accrued interest and income taxes .....................          2,169          (2,948)          1,880
      Increase in other noncurrent liabilities .....................................            168             697             408
      (Increase) decrease in net deferred income taxes .............................         (5,348)          7,763           2,425
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities ........................         33,449          31,567          (4,790)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital expenditures .............................................................        (30,740)        (26,921)        (28,185)
  Proceeds from sale of property and equipment .....................................          4,892           6,630           1,184
  Investments in affiliated entities ...............................................         (3,750)             --              --
  Business acquisitions, net of cash ...............................................        (88,905)        (40,378)        (47,725)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash (used in) investing activities ....................................       (118,503)        (60,669)        (74,726)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net borrowings under short-term debt arrangements ................................        132,797          10,232          36,921
  Principal payments on debt of acquired entities ..................................        (14,724)        (24,084)        (25,212)
  Proceeds from issuance of long-term debt .........................................             --          50,000          80,000
  Purchase of treasury shares ......................................................        (21,229)             --              --
  Dividends paid ...................................................................         (8,042)         (8,832)         (8,112)
  Other ............................................................................            242            (408)         (2,496)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities ..................................         89,044          26,908          81,101
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents ...............................          3,990          (2,194)          1,585
Cash and Cash Equivalents, Beginning of Year .......................................          6,010           8,204           6,619
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year .............................................      $  10,000       $   6,010       $   8,204
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

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Results of operations of companies acquired and accounted for as purchases are included from their respective dates of acquisition.

Fiscal Year

The Company's fiscal year ends on the last Friday in January. Fiscal years 2000, 1999 and 1998 each contained 52 weeks.

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


Property and Equipment

Buildings and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

Buildings and improvements ...............................           5-40 years
Transportation equipment .................................           2- 7 years
Furniture, fixtures and equipment ........................           2-12 years
Property under capital leases ............................          20-40 years

Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition. Depreciation of property and equipment totaled $18,309, $15,750 and $12,759 in fiscal 2000, 1999 and 1998, respectively.

Excess of Cost over Net Assets Acquired

The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 15 to 40 years. At January 28, 2000 and January 29, 1999, goodwill totaled $243,367 and $181,622, respectively, net of accumulated amortization of $24,477 and $16,688, respectively. Amortization of goodwill totaled $7,797, $5,614 and $5,053 in fiscal 2000, 1999 and 1998, respectively.

Other Assets

The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful lives of the software, not to exceed five years. At January 28, 2000 and January 29, 1999, unamortized software development costs totaled $11,465 and $9,474, respectively, net of accumulated amortization of $5,186 and $1,873, respectively. Amortization of capitalized internal software development costs totaled $3,385, $1,680 and $316 in fiscal 2000, 1999 and 1998, respectively.

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

                                                     HUGHES SUPPLY, INC. 21

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

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses totaled $6,471, $5,533 and $4,369 in fiscal 2000, 1999 and 1998, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

Stock-Based Compensation

The Company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 6 to the consolidated financial statements.

Earnings Per Common Share

Basic   earnings  per  share  is  calculated  by  dividing  net  income  by  the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive potential common shares. The weighted-average number of shares used in calculating basic earnings per share were 23,398,000, 23,889,000 and 20,108,000 for fiscal 2000, 1999 and 1998, respectively. In calculating diluted earnings per share, these amounts were adjusted to include 149,000, 249,000 and 324,000 of dilutive potential common shares for fiscal 2000, 1999 and 1998, respectively. The Company's dilutive potential common shares consist of stock options and restricted stock.

Reclassifications

The  fiscal   1999  and  1998   statements   of  cash  flows   contain   certain
reclassifications which were made to conform to the Company's current financial statement format.

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

NOTE 2--BUSINESS COMBINATIONS

On January 8, 1998, the Company acquired all of the common stock of Mountain Country Supply, Inc. ("Mountain Country"). Mountain Country is a wholesale distributor of plumbing supplies, water and sewer equipment and supplies, and air conditioning and heating equipment and supplies, with 10 locations in Arizona. On January 13, 1998, the Company acquired all of the common stock of International Supply Company, Inc. and all of its affiliated operations ("International"). International is a wholesale distributor of water and sewer equipment and supplies, plumbing supplies and industrial pipe, valves and fittings with 38 locations in Texas. The aggregate consideration paid for the Mountain Country and International acquisitions was

$98,772, consisting of cash in the amount of $39,642 and the issuance of 2,153,396 shares of common stock. These transactions were accounted for as purchases and the results of operations of Mountain Country and International from their respective dates of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired for Mountain Country and International is being amortized over 40 years by the straight-line method.

The following table reflects the unaudited pro forma combined results of operations, assuming the Mountain Country and International acquisitions had occurred at the beginning of the year presented:

                                                               Fiscal Year Ended
                                                               -----------------
                                                                      1998
--------------------------------------------------------------------------------
Net sales ...........................................            $   2,180,227
Net income ..........................................                   53,214
Earnings per share:
  Basic .............................................                     2.41
  Diluted ...........................................                     2.37

During fiscal 2000, 1999 and 1998, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases or immaterial poolings. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

NOTE 3--PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                        2000             1999
--------------------------------------------------------------------------------
Land .........................................       $  28,771        $  25,590
Buildings and improvements ...................         110,308           93,341
Transportation equipment .....................          33,205           31,158
Furniture, fixtures and equipment ............          64,613           57,840
--------------------------------------------------------------------------------
                                                       236,897          207,929
Less accumulated depreciation
  and amortization ...........................         (91,952)         (80,297)
--------------------------------------------------------------------------------
                                                     $ 144,945        $ 127,632
================================================================================


NOTE 4--LONG-TERM DEBT

Long-term debt consists of the following:

                                                        2000             1999
--------------------------------------------------------------------------------
7.96% Senior notes, due 2011 .................       $  98,000        $  98,000
7.14% Senior notes, due 2012 .................          40,000           40,000
7.19% Senior notes, due 2012 .................          40,000           40,000
6.74% Senior notes, due 2013 .................          50,000           50,000
Unsecured bank notes under
  $275,000 revolving credit
  agreement, payable January 25,
  2004, fluctuating interest (6.0%
  to 6.9% at January 28, 2000) ...............         232,959          108,450
Short-term instruments classified
  as long-term debt ..........................          74,041           65,753
Other notes payable ..........................             803               39
--------------------------------------------------------------------------------
                                                       535,803          402,242
Less current portion .........................            (803)             (39)
--------------------------------------------------------------------------------
                                                     $ 535,000        $ 402,203
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

On August 27, 1997, in connection with the issuance of the $80,000 of senior notes, the Company entered into an interest rate swap agreement (the "swap agreement"). The swap agreement effectively converts the Company's $40,000 of 7.19% senior notes due 2012 from fixed-rate debt to floating-rate debt based on six month London Interbank Offered Rates (LIBOR) less a predetermined spread of
 .05% (5.99% as of January 28, 2000). The differential is accrued as interest rates change and is recorded as an adjustment to interest expense. As a result of the swap agreement, interest expense decreased by $705, $171 and $219 in fiscal 2000, 1999 and 1998, respectively. The swap agreement matures in 2012. However, the counterparty has the option to terminate the agreement at any time from May 30, 2000 through November 30, 2011. The estimated fair value of the swap agreement, based on a valuation from an investment bank, approximated $1,504 and $1,251 at January 28, 2000 and January 29, 1999, respectively.

                                                     HUGHES SUPPLY, INC. 23

On May 5, 1998, the Company issued $50,000 of senior notes due 2013 in a private placement. The senior notes bear interest at 6.74% and will be payable in 21 equal semi-annual principal payments beginning in 2003. Proceeds received by the Company from the sale of the senior notes were used to reduce indebtedness outstanding under the Company's credit agreement.

On September 29, 1999, the credit agreement was amended. The credit agreement, as amended, now permits the Company to borrow up to $350,000 (subject to borrowing limitations under the credit agreement)--$275,000 under its revolving credit agreement as long-term debt due January 25, 2004 and $75,000 under its line of credit agreement. Under the credit agreement, interest is payable at market rates plus applicable margins. Facility fees of .25% and .225% are paid on the total of the revolving credit agreement and line of credit agreement, respectively.

The credit agreement contains financial covenants requiring the Company to maintain certain financial ratios and minimum net worth levels. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $115,257 was available at January 28, 2000 for payment of dividends.

The Company has a commercial paper program backed by its line of credit agreement. The weighted-average interest rate on outstanding commercial paper borrowings of $74,041 and $65,753 as of January 28, 2000 and January 29, 1999 was 6.6% and 5.8%, respectively. The Company has the ability and intent to refinance short-term borrowings on a long-term basis. Accordingly, all of the commercial paper borrowings at January 28, 2000 and January 29, 1999 have been classified as long-term debt.

On March 1, 1999, the Company entered into two new lines of credit for short-term borrowing totaling $25,000. There were no amounts outstanding under these lines of credit at January 28, 2000.


On November 30, 1999, the Company entered into a new $50,000 bridge revolving credit agreement for short-term borrowing. There were no amounts outstanding under this line of credit at January 28, 2000.

Maturities of long-term debt for each of the five years subsequent to January 28, 2000 and in the aggregate are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
2001 ..................................................                 $    803
2002 ..................................................                    9,333
2003 ..................................................                   13,143
2004 ..................................................                  324,905
2005 ..................................................                   17,905
Later years ...........................................                  169,714
--------------------------------------------------------------------------------
                                                                        $535,803
================================================================================

The fair values of long-term debt approximated $524,002 and $407,836 and the related carrying values were $535,803 and $402,242 at January 28, 2000 and January 29, 1999, respectively.

NOTE 5--INCOME TAXES

The components of deferred tax assets and liabilities at January 28, 2000 and January 29, 1999 are as follows:

                                                            2000           1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts ................        $ 1,064        $ 1,211
  Inventories ....................................          2,537            506
  Accrued vacation ...............................          2,646          3,001
  Deferred compensation ..........................          2,054          1,446
  Other accrued liabilities ......................          3,325          2,326
  Other ..........................................            662            270
--------------------------------------------------------------------------------
    Total deferred tax assets ....................         12,288          8,760
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Capitalized software
    development costs ............................          3,401          2,664
  Intangible assets ..............................          3,590          2,287
  Property and equipment .........................          1,243             --
--------------------------------------------------------------------------------
    Total deferred tax liabilities ...............          8,234          4,951
Net deferred tax assets ..........................        $ 4,054        $ 3,809
================================================================================


No valuation allowance has been provided for these deferred tax assets at January 28, 2000 and January 29, 1999 as full realization of these assets is more likely than not.

The consolidated provision for income taxes consists of the following:

                                                   Fiscal Years Ended
                                         ---------------------------------------
                                           2000            1999            1998
--------------------------------------------------------------------------------
Currently payable:
  Federal ......................         $36,763         $25,119         $21,058
  State ........................           5,553           2,778           3,377
--------------------------------------------------------------------------------
                                          42,316          27,897          24,435
Deferred:
  Federal ......................           1,241           7,864           1,500
  State ........................             174           1,473             319
--------------------------------------------------------------------------------
                                           1,415           9,337           1,819
--------------------------------------------------------------------------------
                                         $43,731         $37,234         $26,254
================================================================================

The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                    Fiscal Years Ended
                         --------------------------------------------------------------------------
                                  2000                       1999                       1998
---------------------------------------------------------------------------------------------------
                          Amount           %        Amount           %         Amount            %
---------------------------------------------------------------------------------------------------
Tax computed
  at statutory
  Federal rate ......    $ 38,361        35.0      $ 34,537        35.0       $ 25,838         35.0
Effect of:
  State and
    local income
    tax, net of
    Federal income
    tax benefit .....       3,722         3.4         2,763         2.8          2,459          3.3
  Subchapter
    S corporation
    earnings ........          --          --          (606)        (.6)        (2,315)        (3.1)
  Nondeductible
    purchase
    adjustments .....          --          --           880          .9            288           .4
  Nondeductible
    expenses ........       2,740         2.5         1,085         1.1            886          1.2
  Other, net ........      (1,092)       (1.0)       (1,425)       (1.5)          (902)        (1.2)
---------------------------------------------------------------------------------------------------
Income tax
  expense ...........    $ 43,731        39.9      $ 37,234        37.7       $ 26,254         35.6
===================================================================================================


The Company merged with Chad Supply, Inc. ("Chad") on January 30, 1998 and with Winn-Lange Electric, Inc. ("Winn-Lange") on June 30, 1998. Prior to their merger with the Company, Chad and Winn-Lange were Subchapter S corporations and were not subject to corporate income tax.

NOTE 6--EMPLOYEE BENEFIT PLANS

Profit Sharing and Employee Stock Ownership Plans

The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. In fiscal 1999 and 1998, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation were matched (in cash or stock) 50% by the Company. In fiscal 2000, the Company adopted a plan to increase the maximum amount of employee contributions eligible to be matched 50% by the Company. The maximum percentage of each eligible employee's contribution to be matched by the Company was increased from 3% to 4% on August 1, 1999 and from 4% to 5% as of February 1, 2000. The plan also calls for an additional increase in the maximum matching percentage from 5% to 6% on February 1, 2001. Additional annual contributions may be made at the discretion of the Board of Directors.

The Company had an employee stock ownership plan (ESOP) covering substantially all employees of the Company who met minimum age and length of service requirements. The plan was terminated by the Company on December 31, 1998. At January 28, 2000 and January 29, 1999, the plan owned approximately 236,000 and 248,000 shares, respectively, of the Company's common stock, all of which were allocated to participants. The Company is in the process of distributing each participant's final account balance in cash or stock.

Amounts charged to expense for these and other similar plans during fiscal 2000, 1999 and 1998 were $2,883, $1,946 and $1,581, respectively.

Bonus Plans

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key officers and employees. Amounts charged to expense for bonuses to executive officers were $1,914, $1,576 and $1,539 for fiscal 2000, 1999 and 1998, respectively.

Stock Plans

The Company's two active stock plans include the 1997 Executive Stock Plan (the "1997 Stock Plan") and the Directors' Stock Option Plan. These stock plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,052,500 shares of common stock, including 750,000 shares to key employees and 302,500 shares to directors. Under the stock plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to December 2006 with respect to the 1997 Stock Plan, or May 2003 with respect to the Directors' Stock Option Plan. An option becomes exercisable at such times and in such installments as set forth by the Compensation Committee or by the Directors' Stock Option Plan.

Under the 1997 Stock Plan, the Company can grant up to 375,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both. During fiscal 2000, 1999 and 1998, the Company granted certain employees 261,921, 52,500 and 50,000 shares of restricted stock, with market values of $6,415, $1,667 and $1,300 at the date of grant, respectively. In fiscal 2000, the Company also cancelled 2,400 of the restricted shares granted, with a market value of $77 at the date of grant, according to the provisions of the grant. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. In fiscal 2000, 1999 and 1998, this expense amounted to $1,055, $393 and $58, respectively.

The 1997 Stock Plan also permits the granting of stock appreciation rights ("SARs") to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 28, 2000.

A summary of option transactions, including a terminated plan under which options remain outstanding, during each of the three fiscal years in the period ended January 28, 2000 is shown below:

                                                                    Weighted-
                                                       Number of     Average
                                                         Shares    Option Price
--------------------------------------------------------------------------------
Under option, January 31, 1997
  (492,312 shares exercisable)  ..............           666,314       12.78
    Granted ..................................           271,991       33.23
    Exercised ................................          (112,908)      11.53
    Cancelled ................................            (6,000)      13.50
-----------------------------------------------------------------
Under option, January 30,1998
  (455,897 shares exercisable)  ..............           819,397       19.74
    Granted ..................................            48,000       34.19
    Exercised ................................           (98,587)      10.99
    Cancelled ................................           (12,800)      34.06
-----------------------------------------------------------------
Under option, January 29, 1999
  (435,810 shares exercisable)  ..............           756,010       21.55
    Granted ..................................            40,500       24.93
    Exercised ................................           (51,900)      11.89
    Cancelled ................................           (11,463)      28.24
-----------------------------------------------------------------
Under option, January 28, 2000
  (426,947 shares exercisable)  ..............           733,147       22.32
=================================================================

There were 211,751 shares available for the granting of options at January 28, 2000.

The following table summarizes the stock options outstanding at January 28, 2000:

                                              Weighted-
                                               Average
                              Options         Remaining        Weighted-
           Range of        Outstanding at    Contractual        Average
       Exercise Prices     Jan. 28, 2000         Life        Exercise Price
--------------------------------------------------------------------------------
         $       8.42         154,069          1 Year           $ 8.42
          12.83-18.67         234,276          6 Years           16.69
          21.63-28.75          74,102          8 Years           25.55
          33.00-35.63         270,700          8 Years           34.22

If the fair value of options granted had been used to record compensation expense, pro forma net income would have been $64,770, $60,307 and $47,140 in fiscal 2000, 1999 and 1998, respectively. Diluted earnings per share would have been $2.75, $2.50 and $2.31 in fiscal 2000, 1999 and 1998, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 1.3% for fiscal 2000, 1999 and 1998; expected volatility of 35%, 33% and 32% for fiscal 2000, 1999 and 1998, respectively; risk-free interest rates of 6.65%, 4.77% and 5.72% for fiscal 2000, 1999 and 1998, respectively; and expected lives of 8 years for fiscal 2000, 1999 and 1998. The weighted-average fair value of options granted during the year was $11.48, $13.81 and $13.92 for fiscal 2000, 1999 and 1998, respectively. The pro forma calculations do not include the effects of options granted prior to fiscal 1996. As such, the impact is not necessarily indicative of the effects on reported net income in future years.

Supplemental Executive Retirement Plan

The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $543, $537 and $445 in fiscal 2000, 1999 and 1998, respectively.

NOTE 7--COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain properties from a corporation owned by two directors and one executive officer of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. On April 1, 1998, certain amendments to these leases were executed, which included the extension of their lease terms through March 31, 2003. Rents paid to the related corporation under these leases and other operating leases amounted to $1,341, $1,241 and $1,140 in fiscal 2000, 1999 and 1998, respectively.

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year as of January 28, 2000, are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
2001 .....................................................              $ 35,698
2002 .....................................................                31,282
2003 .....................................................                24,704
2004 .....................................................                15,741
2005 .....................................................                10,392
Later years ..............................................                17,342
--------------------------------------------------------------------------------
Total minimum lease payments .............................              $135,159
================================================================================

Lease-related expenses were as follows:

                                                    Fiscal Years Ended
                                           -------------------------------------
                                             2000           1999           1998
--------------------------------------------------------------------------------
Capital lease
  amortization ....................        $    --        $    89        $   518
Capital lease
  interest expense ................             --             30            199
Operating lease
  rentals (excluding
  month-to-month rents) ...........         42,792         33,062         22,335

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

                                                     HUGHES SUPPLY, INC.  27

NOTE 8--CAPITAL STOCK

Common Stock

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

Treasury Stock

On March 15, 1999, the Company's Board of Directors authorized the Company to repurchase up to 2,500,000 shares of its outstanding shares of common stock to be used for general corporate purposes. In fiscal 2000, the Company repurchased 921,100 shares for a total cost of $21,229 at an average price of $23.05 per share. During fiscal 2000, the Company issued 36,150 shares of treasury stock for stock options exercised and 216,000 shares of treasury stock for restricted stock grants.

Preferred Stock

The  Company's  Board of  Directors  established  Series A Junior  Participating
Preferred Stock ("Series A Stock") consisting of 75,000 shares. Each share of Series A Stock will be entitled to 1,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 1000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1000 per share plus any accrued and unpaid dividend or 1000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.


The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company one one-thousandth of a share (a "unit") of Series A Stock at a purchase price of $200 per unit. The rights generally become exercisable if a person or group acquires 15% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 15% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by the Company at $.0l per right at any time prior to the later of (i) ten days after 20% or more of the Company's stock is acquired by a person or group and (ii) the first date of a public announcement that a person or group has acquired 15% or more of the Company's stock. The rights expire on June 2, 2008 unless terminated earlier in accordance with the rights plan.

NOTE 9--SUPPLEMENTAL CASH FLOWS INFORMATION

Cash paid for interest during fiscal 2000, 1999 and 1998 was $29,636, $23,972 and $18,107, respectively. Cash paid for income taxes during fiscal 2000, 1999 and 1998 was $49,079, $33,862 and $23,099, respectively.

Noncash Investing and Financing Activities

The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                Fiscal Years Ended
                                    --------------------------------------------
                                       2000             1999             1998
--------------------------------------------------------------------------------
Fair value of:
  Assets acquired ...........       $ 125,536        $  77,707        $ 172,546
  Liabilities assumed .......         (37,510)         (32,048)         (45,816)
--------------------------------------------------------------------------------
Purchase price ..............       $  88,026        $  45,659        $ 126,730
================================================================================

Consideration in fiscal 1999 and 1998 included 207,829 and 2,850,526 shares of common stock, with fair values of $5,438 and $78,768, respectively.

NOTE 10--PRODUCT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company's products are classified into three major product categories, including Fluid Control Products, Electrical Products and Specialty Products. Net sales for each of these product categories were as follows:

                                                 Fiscal Years Ended
--------------------------------------------------------------------------------
                                       2000             1999             1998
--------------------------------------------------------------------------------
Fluid Control
  Products ..................       $1,803,742       $1,512,828       $1,048,688
Electrical Products .........          625,068          572,048          536,490
Specialty Products ..........          566,067          451,389          360,268
--------------------------------------------------------------------------------
                                    $2,994,877       $2,536,265       $1,945,446
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

NOTE 11--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                    Quarter
                                                            --------------------------------------------------------
                                                             First           Second          Third           Fourth
--------------------------------------------------------------------------------------------------------------------
Fiscal 2000
Net sales ..........................................        $711,296        $774,888        $786,379        $722,314
Gross profit .......................................        $156,358        $176,173        $178,648        $163,094
Net income .........................................        $ 13,355        $ 20,905        $ 20,243        $ 11,368
Earnings per share:
  Basic ............................................        $    .56        $    .90        $    .87        $    .49
  Diluted ..........................................        $    .55        $    .88        $    .87        $    .49
Average shares outstanding (in thousands):
  Basic ............................................          23,863          23,300          23,214          23,215
  Diluted ..........................................          24,240          23,686          23,349          23,338
Market price per share:
  High .............................................        $  26.25        $  29.94        $  28.50        $  24.13
  Low ..............................................        $  17.94        $  22.94        $  20.75        $  18.06
Dividends per share ................................        $   .085        $   .085        $   .085        $   .085
--------------------------------------------------------------------------------------------------------------------
Fiscal 1999
Net sales ..........................................        $602,031        $674,550        $659,045        $600,639
Gross profit .......................................        $129,277        $148,841        $146,639        $134,242
Net income .........................................        $ 11,603        $ 19,773        $ 19,150        $ 10,917
Earning per share:
  Basic ............................................        $    .49        $    .83        $    .80        $    .45
  Diluted ..........................................        $    .49        $    .82        $    .79        $    .45
Average shares outstanding (in thousands):
  Basic ............................................          23,601          23,925          23,989          24,038
  Diluted ..........................................          23,874          24,180          24,204          24,294
Market price per share:
  High .............................................        $  39.81        $  39.19        $  32.50        $  29.50
  Low ..............................................        $  32.56        $  29.13        $  25.13        $  25.13
Dividends per share ................................        $   .080        $   .080        $   .085        $   .085

                                                     HUGHES SUPPLY, INC. 29

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 28, 2000 and January 29, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP


Orlando, Florida
March 17, 2000


MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Certain statements set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by such sections. When used in this report, the words "believe," "anticipate," "estimate," "expect," "may," "will," "should," "plan," "intend," "potential," "estimate," "predict," "forecast," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. When appropriate, certain factors that could cause results to differ materially from those projected in the forward-looking statements are enumerated. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

RESULTS OF OPERATIONS

Net Sales

In fiscal 2000, the Company generated net sales of $2.99 billion, an 18% increase over fiscal 1999 net sales of $2.54 billion. Fiscal 1999 net sales of $2.54 billion increased 30% over fiscal 1998 net sales of $1.95 billion. The increases in net sales were primarily due to acquired and newly-opened wholesale branches resulting from the Company's acquisition and internal growth programs. Same-store sales growth also contributed to the increases. On a basis comparable to the prior year, same-store sales increased 7% in fiscal 2000 and 6% in fiscal 1999.

The increase of 7% in same-store sales for fiscal 2000 was attributable to (i) continued overall strength of the construction market, (ii) increases in pool and spa product sales due to increased market penetration and (iii) growth in electric utility product sales resulting from increased spending by utility companies due to the anticipated deregulation within their industry. The same-store sales increase of 6% in fiscal 1999 was primarily attributable to (i) continued growth in construction markets and (ii) the favorable impact of warm and dry weather conditions experienced in certain regions served by the Company's air conditioning and pool supply products. These increases were partially offset by declines in industrial product demand and deflationary pricing within certain of the Company's commodity-based products as further discussed below.

Gross Margin

Over the past three years, gross margins have been improving. Gross margins were 22.5%, 22.0% and 21.9% for fiscal 2000, 1999 and 1998, respectively. The improvement in gross margins resulted from several factors, including the Company's overall expansion of higher-margin products due primarily to its acquisition program, efficiencies created with central distribution centers and enhanced purchasing power. Enhanced purchasing power was attributable to increased volume and concentration of supply sources as part of the Company's preferred vendor program. In the early part of fiscal 2000, all of fiscal 1999 and the last part of fiscal 1998, total gross profit dollars were negatively impacted by deflationary pressures on the pricing of certain of the Company's products whose manufacture is reliant on certain commodities, including stainless steel, nickel alloys, copper, aluminum and plastic. Despite the commodity pricing pressures, the Company was able to maintain the gross margins on much of the business associated with these products and increase overall gross margin for each of these years. In the latter part of fiscal 2000, the deflationary pressures on certain commodity items eased, which further improved gross margins.

Operating Expenses

Operating expenses in fiscal 2000 were $542 million (or 18.1% of net sales), a 23% increase over fiscal 1999 operating expenses of $442 million (or 17.4% of net sales). The increase in operating expenses as a percent of net sales for fiscal 2000 was primarily due to (i) higher personnel costs resulting from increased headcount due to higher volume levels of activity, wage increases and the Company's employee retention activities and (ii) increased information technology ("IT") spending and conversion costs as the Company continued its program of upgrading IT systems. The Company believes its investment in these initiatives will provide a platform for future growth and enable it to realize more administrative synergies from past and future acquisitions.

Similarly, the increase of $103 million in fiscal 1999 compared to fiscal 1998, which had operating expenses of $339 million (or 17.4% of net sales), was primarily attributable to branches acquired and opened after February 1,


                                                     HUGHES SUPPLY, INC. 31

1997. The remainder of the increase was primarily due to (i) higher personnel and transportation costs associated with same-store sales growth, (ii) expenses related to the Company's IT initiatives and (iii) the impact of deflation on sales volumes.

Non-Operating Income and Expenses

Interest and other income was $9.0 million in fiscal 2000 compared to $6.9 million in fiscal 1999 and $5.8 million in fiscal 1998. The increases of $2.1 million and $1.1 million in fiscal 2000 and 1999, respectively, were primarily the result of higher levels of accounts receivable and the related collection of service charge income on delinquent accounts receivable.

Interest expense for fiscal 2000, 1999 and 1998 was $31.8 million, $25.4 million and $19.3 million, respectively. The $6.4 million increase in fiscal 2000 and the $6.1 million increase in fiscal 1999 were primarily the result of higher borrowing levels. The higher borrowing levels were primarily due to the Company's expansion through business acquisitions, which was partially funded by debt financing. The increase in fiscal 2000's debt level was also due to the Company's share repurchase program.

Income Taxes

The effective tax rates for fiscal 2000, 1999 and 1998 were 39.9%, 37.7% and 35.6%, respectively. Prior to the mergers with Chad Supply, Inc. ("Chad") on January 30, 1998 and with Winn-Lange Electric, Inc. ("Winn-Lange") on June 30, 1998, both of these entities were Subchapter S corporations and, therefore, not subject to corporate income tax. Each entity's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate is higher for fiscal 2000 compared to fiscal 1999 and is higher for fiscal 1999 compared to fiscal 1998. The Company's effective tax rate for fiscal 1999 and 1998 would have been approximately 38.3% and 38.7%, respectively, assuming Chad and Winn-Lange were tax paying entities.

Net Income

Net income in fiscal 2000 increased 7% to $65.9 million from $61.4 million in fiscal 1999. Diluted earnings per share increased 10% to $2.80 in fiscal 2000 compared to $2.55 in fiscal 1999. These results followed fiscal 1999 increases of 29% and 9% in net income and diluted earnings per share, respectively. Net income and diluted earnings per share in fiscal 1998 were $47.6 million and $2.33, respectively.

Liquidity and Capital Resources

Net cash provided by operations was $33.4 million in fiscal 2000 compared to $31.6 million in fiscal 1999 and net cash used in operations of $4.8 million in fiscal 1998. In fiscal 2000, net cash provided by operations of $33.4 million was primarily the result of an increase in accounts payable and accrued liabilities resulting from the Company's working capital management efforts. Net cash provided by operations of $31.6 million in fiscal 1999 was primarily the result of the Company's improved profit levels, partially offset by increases in accounts receivable and inventories, resulting from higher sales volumes.

The Company's expenditures for property and equipment were $30.7 million in fiscal 2000 compared to $26.9 million in fiscal 1999. Of these expenditures, approximately $14 million and $10 million, respectively, were for new warehouse facilities to support the Company's growth and approximately $5 million and $7 million, respectively, were related to information technology outlays. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $30 million in fiscal 2001.

Proceeds from the sale of property and equipment were $4.9 million for fiscal 2000 compared to $6.6 million and $1.2 million for fiscal 1999 and 1998, respectively. The increases in fiscal 2000 and fiscal 1999, as compared to fiscal 1998, were primarily due to the sale and subsequent lease-back of certain computer hardware which generated proceeds of $2.5 million and $5.4 million, respectively.

Principal reductions on debt of acquired entities were $14.7 million for fiscal 2000 compared to $24.1 million and $25.2 million for fiscal 1999 and 1998, respectively. Dividend payments totaled $8.0 million, $8.8 million and $8.1 million during fiscal 2000, 1999 and 1998. This included cash dividends of pooled companies totaling $1.2 million and $2.8 million in fiscal 1999 and 1998, respectively.

As discussed in Note 4 of the Notes to Consolidated Financial Statements, in September 1999 the Company amended its credit agreement. The credit agreement permits the Company to borrow up to $350 million ($300 million previously). With the increase in this facility and the additional $50,000 bridge facility discussed in Note 4, the Company believes it has the resources necessary, with approximately $103 million available under its existing credit facilities (subject to borrowing limitations under long-term debt covenants) as of January 28, 2000, to fund ongoing operating requirements and anticipated capital expenditures. The Company also believes it has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities and to fund share repurchases in the near term. The Company expects to continue to finance future expansion on a project-by-project basis through additional borrowing or through the issuance of common stock.

Business Acquisitions

Cash payments for business acquisitions accounted for as purchases totaled $88.9 million for fiscal 2000 compared to $40.4 million and $47.7 million in fiscal years 1999 and 1998, respectively. These outlays represent seven, eight and ten wholesale distributors acquired and accounted for as purchases in fiscal 2000, 1999 and 1998, respectively. The increase in cash paid for acquisitions in fiscal 2000 was the result of all of the Company's fiscal 2000 acquisitions being financed completely with cash consideration. In fiscal 1999 and 1998, the Company used $18 million and $96 million of its stock, respectively, as additional consideration for acquisitions (excluding poolings of interests).

Investment in Affiliated Entities

In fiscal 2000, the Company invested $3.8 million into two e-commerce initiatives. Under the terms of these agreements, the Company may be required to fund an additional $6.3 million in fiscal 2001 if certain operating thresholds are met.

Share Repurchases

On March 15, 1999, the Board of Directors authorized the Company to repurchase up to 2.5 million of its outstanding shares. Through March 31, 2000, the Company repurchased 921,100 shares for a total cost of $21.2 million at an average purchase price of $23.05 per share.

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

At January 28, 2000, the Company had approximately $307.0 million of outstanding variable-rate debt. Based upon an assumed 10% increase or decrease in interest rates from their January 28, 2000 levels, the Company's interest expense would increase or decrease by approximately $2.0 million. The Company manages its interest rate risk by maintaining a combination of fixed-rate and variable-rate debt.

Management believes that inflation (which has been moderate over the past few years) did not significantly affect the Company's operating results or markets in fiscal 2000, 1999 or 1998. As discussed above, however, the Company's results of operations for fiscal 1999 and parts of fiscal 2000 and 1998 were negatively impacted by declines in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in the financial performance of the Company and could continue to do so in the future.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of this standard is not expected to have a material impact on the Company's financial reporting.

Year 2000 Issues

The Company studied the "Year 2000" issues affecting its information technology systems, its non-information technology systems, and its issues with third-party companies and other significant suppliers, and implemented a plan to address them. Year 2000 issues have not had a material adverse effect on the Company's operations. The cost of addressings its Year 2000 issues was approximately $1.2 million. These costs have not had a material effect on the Company's financial position or results of operations in any one period in part because they represent the re-deployment of existing information technology resources, and because they would have been incurred as part of normal software upgrades and replacements.


                                                     HUGHES SUPPLY, INC. 33

SELECTED FINANCIAL DATA
(in thousands, except per share data and ratios)

                                                      Fiscal Years Ended(1)(2)
                                       -----------------------------------------------------
                                          2000          1999          1998          1997
--------------------------------------------------------------------------------------------
STATEMENTS OF INCOME:
Net sales ..........................   $2,994,877    $2,536,265    $1,945,446    $1,619,362
Cost of sales ......................   $2,320,604    $1,977,266    $1,519,323    $1,276,481
Gross margin .......................         22.5%         22.0%         21.9%         21.2%
--------------------------------------------------------------------------------------------
Selling, general and
  administrative expenses ..........     $508,644      $416,642      $318,923      $261,355
   As a percentage of net sales ....         17.0%         16.4%         16.4%         16.1%
Depreciation and amortization ......      $29,629       $23,269       $18,727       $15,566
Provision for doubtful accounts ....       $3,608        $1,882        $1,229        $1,023
Operating income ...................     $132,392      $117,206       $87,244       $64,937
Operating margin ...................          4.4%          4.6%          4.5%          4.0%
--------------------------------------------------------------------------------------------
Interest and other income ..........       $9,015        $6,886        $5,837        $6,241
Interest expense ...................      $31,805       $25,415       $19,257       $14,842
--------------------------------------------------------------------------------------------
Income before income taxes .........     $109,602       $98,677       $73,824       $56,336
   As a percentage of net sales ....          3.7%          3.9%          3.8%          3.5%
Income taxes (benefits) ............      $43,731       $37,234       $26,254       $19,282
Net income .........................      $65,871       $61,443       $47,570       $37,054
   As a percentage of net sales ....          2.2%          2.4%          2.4%          2.3%
--------------------------------------------------------------------------------------------
Earnings per share:
   Basic ...........................        $2.82         $2.57         $2.37         $2.13
   Diluted .........................        $2.80         $2.55         $2.33         $2.09
--------------------------------------------------------------------------------------------
Average shares outstanding:
   Basic ...........................       23,398        23,889        20,108        17,384
   Diluted .........................       23,547        24,138        20,432        17,719

BALANCE SHEET:
Working capital ....................     $657,500      $567,435      $486,106      $350,975
Total assets .......................   $1,369,014    $1,123,513      $965,742      $684,056
Long-term debt, less current portion     $535,000      $402,203      $343,197      $228,351
Shareholders' equity ...............     $522,444      $483,956      $421,769      $299,233
--------------------------------------------------------------------------------------------
Current ratio ......................     3.2 to 1      3.5 to 1      3.5 to 1      3.3 to 1
Ratio of long-term debt to
  total capital employed ...........     .51 to 1      .45 to 1      .45 to 1      .43 to 1
Leverage (total assets/
  shareholders' equity) ............         2.62          2.32          2.29          2.29

OTHER:
Cash dividends per share ...........         $.34          $.33          $.31          $.25
Shareholders' equity per share .....       $22.16        $20.01        $18.00        $15.29
Return on average assets ...........          5.3%          5.9%          5.8%          6.4%
Return on average
  shareholders' equity .............         13.1%         13.6%         13.2%         15.2%
Capital expenditures(3) ............      $30,740       $26,921       $28,185       $16,898
--------------------------------------------------------------------------------------------

--------
(1)  The Company's fiscal year ends on the last Friday in January.

(2) All data adjusted for poolings of interests and the three-for-two stock split declared in fiscal 1998.

(3)  Excludes capital leases.

                                                           Fiscal Years Ended(1)(2)
                                       ------------------------------------------------------------------
                                          1996              1995              1994              1993
                                       ------------------------------------------------------------------
STATEMENTS OF INCOME:
Net sales ..........................   $1,326,978        $1,065,549        $  880,977        $  724,466
Cost of sales ......................   $1,052,120        $  848,698        $  704,907        $  583,513
Gross margin .......................         20.7%             20.4%             20.0%             19.5%
---------------------------------------------------------------------------------------------------------
  administrative expenses ..........   $  218,093        $  172,828        $  145,913        $  119,732
   As a percentage of net sales ....        16.4%             16.2%             16.6%             16.5%
Depreciation and amortization ......   $   11,859        $   10,131        $    8,657        $    7,382
Provision for doubtful accounts ....   $    2,203        $    1,501        $    2,448        $    2,028
Operating income ...................   $   42,703        $   32,391        $   19,052        $   11,811
Operating margin ...................          3.2%              3.0%              2.2%              1.6%
---------------------------------------------------------------------------------------------------------
Interest and other income ..........   $    5,111        $    3,206        $    3,677        $    4,072
Interest expense ...................   $   10,440        $    6,813        $    6,456        $    6,087
---------------------------------------------------------------------------------------------------------
Income before income taxes .........   $   37,374        $   28,784        $   16,273        $    9,796
   As a percentage of net sales ....          2.8%              2.7%              1.8%              1.4%
Income taxes (benefits) ............   $   11,728        $    7,984        $    4,710        $    1,734
Net income .........................   $   25,646        $   20,800        $   11,563        $    8,062
   As a percentage of net sales ....          1.9%              2.0%              1.3%              1.1%
---------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic ...........................   $     1.78        $     1.54        $      .97        $      .68
   Diluted .........................   $     1.75        $     1.50        $      .92        $      .68
---------------------------------------------------------------------------------------------------------
Average shares outstanding:
   Basic ...........................       14,418            13,504            11,900            11,899
   Diluted .........................       14,647            13,992            13,675            11,917

BALANCE SHEET:
Working capital ....................   $  235,113        $  212,573        $  171,702        $  148,919
Total assets .......................   $  474,574        $  418,717        $  330,526        $  294,510
Long-term debt, less current portion   $  139,165        $  127,166        $  121,292        $  103,870
Shareholders' equity ...............   $  188,926        $  165,427        $  116,918        $  106,597
---------------------------------------------------------------------------------------------------------
Current ratio ......................     2.6 to 1          2.7 to 1          2.9 to 1          2.8 to 1
Ratio of long-term debt to
  total capital employed ...........     .42 to 1          .43 to 1          .51 to 1          .49 to 1
Leverage (total assets/
  shareholders' equity) ............         2.51              2.53              2.83              2.76

OTHER:
Cash dividends per share ...........   $      .20        $      .15        $      .11        $      .08
Shareholders' equity per share .....   $    12.64        $    11.40        $     9.43        $     8.71
Return on average assets ...........          5.7%              5.6%              3.7%              2.8%
Return on average
  shareholders' equity .............         14.5%             14.7%             10.3%              7.8%
Capital expenditures(3) ............   $   14,713        $   15,824        $    9,997        $   10,335
---------------------------------------------------------------------------------------------------------

                                                   Fiscal Years Ended(1)(2)
                                       ------------------------------------------------
                                          1992               1991              1990
                                       ------------------------------------------------
STATEMENTS OF INCOME:
Net sales ..........................   $  690,311         $  752,951        $  706,860
Cost of sales ......................   $  557,380         $  608,322        $  565,386
Gross margin .......................         19.3%              19.2%             20.0%
--------------------------------------------------------------------------------------
  administrative expenses ..........   $  116,317         $  117,649        $  107,882
   As a percentage of net sales ....        16.8%              15.6%             15.3%
Depreciation and amortization ......   $    7,987         $    9,929        $    9,743
Provision for doubtful accounts ....   $    3,247         $    3,119        $    2,962
Operating income ...................   $    5,380         $   13,932        $   20,887
Operating margin ...................           .8%               1.9%              3.0%
--------------------------------------------------------------------------------------
Interest and other income ..........   $    2,696         $    4,732        $    3,348
Interest expense ...................   $    7,702         $    9,850        $    8,911
--------------------------------------------------------------------------------------
Income before income taxes .........   $      374         $    8,814        $   15,324
   As a percentage of net sales ....           .1%               1.2%              2.2%
Income taxes (benefits) ............   $   (1,359)        $    2,058        $    4,937
Net income .........................   $    1,733         $    6,756        $   10,387
   As a percentage of net sales ....           .3%                .9%              1.5%
--------------------------------------------------------------------------------------
Earnings per share:
   Basic ...........................   $      .15         $      .58        $      .84
   Diluted .........................   $      .15         $      .58        $      .81
--------------------------------------------------------------------------------------
Average shares outstanding:
   Basic ...........................       11,899             11,746            12,374
   Diluted .........................       11,899             11,746            14,062

BALANCE SHEET:
Working capital ....................   $  134,961         $  143,011        $  140,226
Total assets .......................   $  276,439         $  273,216        $  285,434
Long-term debt, less current portion   $   89,921         $   99,261        $   94,409
Shareholders' equity ...............   $   99,649         $  102,094        $  107,113
--------------------------------------------------------------------------------------
Current ratio ......................     2.6 to 1           3.0 to 1          2.7 to 1
Ratio of long-term debt to
  total capital employed ...........     .47 to 1           .49 to 1          .47 to 1
Leverage (total assets/
  shareholders' equity) ............         2.77               2.68              2.66

OTHER:
Cash dividends per share ...........   $      .16         $      .24        $      .23
Shareholders' equity per share .....   $     8.14         $     8.64        $     8.54
Return on average assets ...........           .6%               2.4%              3.8%
Return on average
  shareholders' equity .............          1.7%               6.5%              9.9%
Capital expenditures(3) ............   $    6,073         $    8,877        $   11,844
--------------------------------------------------------------------------------------


                                               HUGHES SUPPLY, INC. 35

CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS                                    EXECUTIVE OFFICERS                         Thomas M. Ward II
David H. Hughes                              AND MANAGEMENT                             Vice President and Chief Technology Officer
Chairman of the Board
                                             David H. Hughes                            Gradie E. Winstead, Jr.
John D. Baker II                             Chairman of the Board and                  Group President
President and Chief Executive Officer        Chief Executive Officer
Florida Rock Industries, Inc.
                                             A. Stewart Hall, Jr.                       J. Stephen Zepf
Robert N. Blackford                          President and Chief Operating Officer      Treasurer and Chief Financial Officer
Attorney, Holland & Knight LLP
                                             Benjamin P. Butterfield
H. Corbin Day                                Secretary and General Counsel              TRANSFER AGENT
Chairman, Jemison Investment Co., Inc.                                                  AND REGISTRAR
                                             Jack R. Clark
A. Stewart Hall, Jr.                         Vice President of Credit                   American Stock Transfer
                                                                                        & Trust Company
Vincent S. Hughes                            Jacquel K. Clark                           40 Wall Street
                                             Assistant Secretary and                    New York, New York 10005
William P. Kennedy                           Assistant Treasurer
Chief Executive Officer                                                                 ANNUAL MEETING
Nephron Pharmaceuticals Corporation          Jasper L. Holland, Jr.
                                             Group President                            Tuesday, May 16, 2000,
                                                                                        at 10:00 a.m., local time
                                             Clyde E. Hughes III                        Hughes Supply, Inc.
                                             Group President                            20 North Orange Avenue
                                                                                        Suite 200
                                             Vincent S. Hughes                          Orlando, Florida 32801
                                             Vice President
                                                                                        INDEPENDENT ACCOUNTANTS
                                             Robert A. Machaby
                                             Group President                            PricewaterhouseCoopers LLP
                                                                                        Orlando, Florida
                                             James C. Plyler, Jr.
                                             Vice President and Regional Manager        CORPORATE HEADQUARTERS

                                             Kenneth H. Stephens                        Hughes Supply, Inc.
                                             Vice President and Regional Manager        20 North Orange Avenue
                                                                                        Orlando, Florida 32801
                                             Michael L. Stanwood                        Telephone: 407-841-4755
                                             Group President

                                             Sidney J. Strickland, Jr.
                                             Vice President of Administration




The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of March 24, 2000 was 1,188. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED
TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802