Form 10-K, Exhibit 13
period 2001-01-26
HUGHES SUPPLY INC
filed 2001-04-26
CIK 49029

Financial Review


Selected Financial Data ...................................................   18

Management's Discussion and Analysis of
Financial Condition and Results of Operations .............................   20

Consolidated Statements of Income .........................................   26

Consolidated Balance Sheets ...............................................   27

Consolidated Statements of Shareholders' Equity ...........................   28

Consolidated Statements of Cash Flows .....................................   29

Notes to Consolidated Financial Statements ................................   30

Report of Independent
Certified Public Accountants ..............................................   40

Management's Responsibility for
Financial Statements ......................................................   40

Hughes Supply, Inc.
SELECTED FINANCIAL DATA
(in thousands, except per share data and ratios)


                                                             Fiscal Years Ended(1)(2)
                                            -------------------------------------------------------------
                                                2001           2000              1999             1998
---------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME:
Net sales ............................      $3,310,163       $2,994,877       $2,536,265       $1,945,446
Cost of sales ........................      $2,566,706       $2,320,604       $1,977,266       $1,519,323
Gross margin .........................            22.5%            22.5%            22.0%            21.9%
---------------------------------------------------------------------------------------------------------
Selling, general and administrative
   expenses ..........................      $  579,826       $  508,644       $  416,642       $  318,923
  Percentage of net sales ............            17.5%            17.0%            16.4%            16.4%
Depreciation and amortization ........      $   32,312       $   29,629       $   23,269       $   18,727
Provision for doubtful accounts ......      $   10,273       $    3,608       $    1,882       $    1,229
Operating income(3) ..................      $  105,489       $  132,392       $  117,206       $   87,244
Operating margin .....................             3.2%             4.4%             4.6%             4.5%
---------------------------------------------------------------------------------------------------------
Interest and other income(4) .........      $   18,476       $    9,015       $    6,886       $    5,837
Interest expense .....................      $   43,288       $   31,805       $   25,415       $   19,257
---------------------------------------------------------------------------------------------------------
Income before income taxes ...........      $   80,677       $  109,602       $   98,677       $   73,824
  Percentage of net sales ............             2.4%             3.7%             3.9%             3.8%
Income taxes (benefits) ..............      $   34,162       $   43,731       $   37,234       $   26,254
Net income ...........................      $   46,515       $   65,871       $   61,443       $   47,570
  Percentage of net sales ............             1.4%             2.2%             2.4%             2.4%
---------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic ..............................      $     2.00       $     2.82       $     2.57       $     2.37
  Diluted ............................      $     1.97       $     2.80       $     2.55       $     2.33
---------------------------------------------------------------------------------------------------------
Average shares outstanding:
  Basic ..............................          23,238           23,398           23,889           20,108
  Diluted ............................          23,584           23,547           24,138           20,432
---------------------------------------------------------------------------------------------------------
BALANCE SHEETS:
Working capital ......................      $  679,130       $  657,500       $  567,435       $  486,106
Total assets .........................      $1,400,277       $1,369,014       $1,123,513       $  965,742
Long-term debt .......................      $  516,168       $  535,000       $  402,203       $  343,197
Shareholders' equity .................      $  570,035       $  522,444       $  483,956       $  421,769
---------------------------------------------------------------------------------------------------------
Current ratio ........................        3.3 to 1         3.2 to 1         3.5 to 1         3.5 to 1
Long-term debt-to-capital ............        .48 to 1         .51 to 1         .45 to 1         .45 to 1
Leverage (total assets/shareholders'
  equity) ............................            2.46             2.62             2.32             2.29
---------------------------------------------------------------------------------------------------------
OTHER:
Cash dividends per share .............      $      .34       $      .34       $      .33       $      .31
Shareholders' equity per share .......      $    24.12       $    22.16       $    20.01       $    18.00
Return on average assets .............             3.4%             5.3%             5.9%             5.8%
Return on average shareholders' equity             8.5%            13.1%            13.6%            13.2%
Capital expenditures .................      $   23,871       $   30,740       $   26,921       $   28,185
=========================================================================================================

(1)  The Company's fiscal year ends on the last Friday in January.

(2) All data adjusted for poolings of interests and the three-for-two stock split declared in fiscal 1998.

(3) Fiscal 2001 includes the charge of $15,557 for the impairment of long-lived assets.

(4) Fiscal 2001 includes the gain of $11,000 for the sale of the Company's pool and spa business.

                                                                           Fiscal Years Ended(1)(2)
                                           ----------------------------------------------------------------------------------------
                                              1997          1996          1995         1994        1993         1992         1991
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME:
Net sales ..............................   $1,619,362    $1,326,978    $1,065,549    $880,977    $724,466    $ 690,311     $752,951
Cost of sales ..........................   $1,276,481    $1,052,120    $  848,698    $704,907    $583,513    $ 557,380     $608,322
Gross margin ...........................         21.2%         20.7%         20.4%       20.0%       19.5%        19.3%        19.2%
-----------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative
     expenses ..........................   $  261,355    $  218,093    $  172,828    $145,913    $119,732    $ 116,317     $117,649
  Percentage of net sales ..............         16.1%         16.4%         16.2%       16.6%       16.5%        16.8%        15.6%
Depreciation and amortization ..........   $   15,566    $   11,859    $   10,131    $  8,657    $  7,382    $   7,987     $  9,929
Provision for doubtful accounts ........   $    1,023    $    2,203    $    1,501    $  2,448    $  2,028    $   3,247     $  3,119
Operating income(3) ....................   $   64,937    $   42,703    $   32,391    $ 19,052    $ 11,811    $   5,380     $ 13,932
Operating margin .......................          4.0%          3.2%          3.0%        2.2%        1.6%          .8%         1.9%
-----------------------------------------------------------------------------------------------------------------------------------
Interest and other income(4) ...........   $    6,241    $    5,111    $    3,206    $  3,677    $  4,072    $   2,696     $  4,732
Interest expense .......................   $   14,842    $   10,440    $    6,813    $  6,456    $  6,087    $   7,702     $  9,850
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes .............   $   56,336    $   37,374    $   28,784    $ 16,273    $  9,796    $     374     $  8,814
  Percentage of net sales ..............          3.5%          2.8%          2.7%        1.8%        1.4%          .1%         1.2%
Income taxes (benefits) ................   $   19,282    $   11,728    $    7,984    $  4,710    $  1,734    $  (1,359)    $  2,058
Net income .............................   $   37,054    $   25,646    $   20,800    $ 11,563    $  8,062    $   1,733     $  6,756
  Percentage of net sales ..............          2.3%          1.9%          2.0%        1.3%        1.1%          .3%          .9%
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic ................................   $     2.13    $     1.78    $     1.54    $    .97    $    .68    $     .15     $    .58
  Diluted ..............................   $     2.09    $     1.75    $     1.50    $    .92    $    .68    $     .15     $    .58
-----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding:
  Basic ................................       17,384        14,418        13,504      11,900      11,899       11,899       11,746
  Diluted ..............................       17,719        14,647        13,992      13,675      11,917       11,899       11,746
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS:
Working capital ........................   $  350,975    $  235,113    $  212,573    $171,702    $148,919    $ 134,961     $143,011
Total assets ...........................   $  684,056    $  474,574    $  418,717    $330,526    $294,510    $ 276,439     $273,216
Long-term debt .........................   $  228,351    $  139,165    $  127,166    $121,292    $103,870    $  89,921     $ 99,261
Shareholders' equity ...................   $  299,233    $  188,926    $  165,427    $116,918    $106,597    $  99,649     $102,094
-----------------------------------------------------------------------------------------------------------------------------------
Current ratio ..........................     3.3 to 1      2.6 to 1      2.7 to 1    2.9 to 1    2.8 to 1     2.6 to 1     3.0 to 1
Long-term debt-to-capital ..............     .43 to 1      .42 to 1      .43 to 1    .51 to 1    .49 to 1     .47 to 1     .49 to 1
Leverage (total assets/shareholders'
  equity) ..............................         2.29          2.51          2.53        2.83        2.76         2.77         2.68
-----------------------------------------------------------------------------------------------------------------------------------
OTHER:
Cash dividends per share ...............   $      .25    $      .20    $      .15    $    .11    $    .08    $     .16     $    .24
Shareholders' equity per share .........   $    15.29    $    12.64    $    11.40    $   9.43    $   8.71    $    8.14     $   8.64
Return on average assets ...............          6.4%          5.7%          5.6%        3.7%        2.8%          .6%         2.4%
Return on average shareholders'
  equity ...............................         15.2%         14.5%         14.7%       10.3%        7.8%         1.7%         6.5%
Capital expenditures ...................   $   16,898    $   14,713    $   15,824    $  9,997    $ 10,335    $   6,073     $  8,877
===================================================================================================================================

Hughes Supply, Inc.
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following is a discussion and analysis of certain significant factors which have affected the financial condition of Hughes Supply, Inc. and its subsidiaries (the "Company") as of January 26, 2001, and the results of operations for fiscal 2001 compared with fiscal 2000, and of fiscal 2000 compared with fiscal 1999. This information should be read in conjunction with the Company's consolidated financial information provided on pages 26 to 39 of this Annual Report.

Forward-Looking Statements

Certain statements set forth in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by such sections. When used in this report, the words "believe," "anticipate," "estimate," "expect," "may," "will," "should," "plan," "intend," "potential," "predict," "forecast" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. When appropriate, certain factors that could cause results to differ materially from those projected in the forward-looking statements are enumerated.

Overview

The Company is a diversified wholesale distributor of construction and industrial materials, equipment, and supplies to commercial construction, residential construction, industrial, and public infrastructure markets in North America. Operating in 34 states and Mexico, the Company distributes over 240,000 products through its 442 wholesale branches.

Effective February 1, 2000, the Company's operations were reorganized into strategic business units ("SBUs"), which are built around five broad product categories. These SBUs represent the Company's reportable segments and include Electrical & Electric Utility; Plumbing & HVAC; Industrial Pipe, Valves & Fittings ("Industrial PVF"); Building Materials/Pool & Spa/Maintenance Supplies; and Water & Sewer. This is the basis management uses for making operating decisions and assessing performance.

In fiscal 2001, the Company experienced continued operating losses in its e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these operations, the Company recorded an impairment charge totaling $15.6 million relating to the write-down of long-lived assets. This charge included the write-off of goodwill and other assets totaling $12.9 million related to the Company's e-commerce investments, including bestroute.com ("bestroute") and supplyFORCE.com, and a charge totaling $2.7 million primarily related to the write-off of goodwill in the Company's international operations.

In January 2001, the Company completed the sale of the assets of its pool and spa business for $48.0 million. The Company received cash proceeds of $23.0 million with the remaining $25.0 million of the consideration in the form of a short-term note receivable. The Company recorded a pre-tax gain of $11.0 million and an after-tax gain of $6.7 million or $.28 per share on a diluted basis.

Material Changes in Results of Operations

Net Sales

In fiscal 2001, the Company generated consolidated net sales of $3.3 billion, an 11% increase over fiscal 2000 net sales of $3.0 billion. Approximately $156.6 million of the increase was attributable to same-store sales growth with the remainder of the increase attributable to acquired and newly-opened wholesale branches. Same-store sales increased 5% in fiscal 2001 and 7% in fiscal 2000. The 5% same-store sales increase was primarily attributable to increased infrastructure spending by municipalities in the Water & Sewer SBU; favorable commodity pricing in stainless steel and nickel alloy products; and increased market penetration in the Building Materials/ Pool & Spa/Maintenance Supplies SBU. The drop in same-store sales growth from 7% in fiscal 2000 to 5% in fiscal 2001 was primarily due to the impact of lower commodity prices on plumbing products, aggressive price competition in some of the Company's major markets and inclement weather, particularly in the fourth quarter of fiscal 2001.

Fiscal 2000 net sales increased $458.6 million or 18% over fiscal 1999 net sales of $2.5 billion. Approximately $162.8 million of the increase was attributable to same-store sales growth with the remainder of the increase attributable to acquired and newly-opened wholesale branches. On a basis comparable to the prior year, same-store sales increased 6% in fiscal 1999 and 7% in fiscal 2000. The 7% same-store sales increase in fiscal 2000 was attributable to continued overall strength of the construction market, increases in pool and spa product sales due to increased market penetration, and growth in electric utility product sales due to the anticipated deregulation within their industry.

Net sales by SBU for fiscal 2001, 2000 and 1999 are presented below (dollars in thousands):

                                                                              Building
                                                                             Materials/
                            Electrical &                                     Pool & Spa/                  Corporate/
                             Electric         Plumbing        Industrial     Maintenance       Water &   Eliminations
                             Utility           & HVAC            PVF          Supplies          Sewer       & Other          Total
------------------------------------------------------------------------------------------------------------------------------------
2001 ................        $606,268        $1,007,318        $315,315        $448,363        $932,870        $29        $3,310,163
2000 ................         576,739           956,553         299,590         424,138         737,857         --         2,994,877
1999 ................         519,408           857,385         291,870         325,136         542,466         --         2,536,265
====================================================================================================================================


Electrical & Electric Utility

In fiscal 2001, net sales were $606.3 million, a $29.6 million or 5% increase from fiscal 2000 net sales of $576.7 million. Fiscal 2000 net sales increased $57.3 million or 11% over fiscal 1999 net sales. The net sales increases for both years were primarily attributable to newly acquired or opened branches and a same-store sales increase of $22.1 million or 4% in fiscal 2001 and $35.5 million or 8% in fiscal 2000. The 4% same-store sales increase in fiscal 2001 was primarily due to an increase in commercial construction activity. The 8% same-store sales increase in fiscal 2000 was due to growth in electric utility product sales resulting from increased spending by utility companies due to the anticipated deregulation within their industry.

Plumbing & HVAC

In fiscal 2001, net sales were $1.0 billion, a $50.8 million or 5% increase from fiscal 2000 net sales of $956.6 million. Fiscal 2000 net sales increased $99.2 million or 12% over fiscal 1999 net sales. The net sales increases for both years were primarily attributable to newly acquired or opened branches and a same-store sales increase of $36.7 million or 4% in fiscal 2001 and $19.2 million or 2% in fiscal 2000. The growth in same-store sales in both years was below Company averages as a result of aggressive price competition in certain geographic areas as well as lower commodity prices on certain products.

Industrial PVF

In fiscal 2001, net sales were $315.3 million, a $15.7 million or 5% increase from fiscal 2000 net sales of $299.6 million. Fiscal 2000 net sales increased $7.7 million or 3% over fiscal 1999 net sales. The same-store sales increase of 5% in fiscal 2001 was the result of commodity price increases in stainless steel and nickel alloy products.

Building Materials/Pool & Spa/Maintenance Supplies

In fiscal 2001, net sales were $448.4 million, a $24.3 million or 6% increase from fiscal 2000 net sales of $424.1 million. Fiscal 2000 net sales increased $99.0 million or 30% over fiscal 1999 net sales. The net sales increase for both years was primarily attributable to newly acquired or opened branches and a same-store sales increase of $12.7 million or 3% in fiscal 2001 and $47.2 million or 15% in fiscal 2000. The 3% same-store sales increase in fiscal 2001 was primarily due to improved market penetration in pool and spa products, demand for construction rental materials, and expansion of appliance product lines in the maintenance supply branches. The 15% same-store sales increase in fiscal 2000 was due to growth in pool and spa product sales due to increased market penetration.

Water & Sewer

In fiscal 2001, net sales were $932.9 million, a $195.0 million or 26% increase from fiscal 2000 net sales of $737.9 million. Fiscal 2000 net sales increased $195.4 million or 36% over fiscal 1999 net sales. The net sales increases for both years were primarily attributable to newly acquired or opened branches and a same-store sales increase of $69.5 million or 10% in fiscal 2001 and $54.6 million or 10% in fiscal 2000. These same-store sales increases were primarily due to improved market penetration, increased spending on infrastructure projects by municipalities, and a general increase in overall activity through all water and sewer markets.

Hughes Supply, Inc.
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

Gross Profit and Gross Margin

Gross margins were 22.5% in both fiscal 2001 and 2000 compared to 22.0% in fiscal 1999. The improvement in gross margin from fiscal 1999 resulted from several factors, including the Company's overall expansion of higher-margin products due primarily to its acquisition program, efficiencies created with central distribution centers, and enhanced purchasing power. Enhanced purchasing power was attributable to increased volume and concentration of supply sources as part of the Company's preferred vendor program.The favorable impact of stainless steel and nickel alloy commodity price increases in fiscal 2001 were offset by competitive market pressures in certain other product groups. This resulted in fiscal 2001 gross margin being at the same level as fiscal 2000.

Gross profit and gross margin by SBU in fiscal 2001, 2000 and 1999 were as follows (dollars in thousands):

                                                                               Gross Profit                    Gross Margin
                                                                 -------------------------------------------------------------------
                                                                      2001         2000        1999      2001       2000       1999
-----------------------------------------------------------------------------------------------------------------------------------
Electrical & Electric Utility ...............................    $ 117,263     $105,492    $ 93,658      19.3%      18.3%      18.0%
Plumbing & HVAC .............................................      226,736      233,449     204,056      22.5%      24.4%      23.8%
Industrial PVF ..............................................       82,463       69,668      68,258      26.2%      23.3%      23.4%
Building Materials/Pool & Spa/Maintenance Supplies ..........      127,538      111,544      83,316      28.4%      26.3%      25.6%
Water & Sewer ...............................................      190,384      154,120     109,711      20.4%      20.9%      20.2%
Corporate/Eliminations & Other ..............................         (927)          --          --        --         --         --
-----------------------------------------------------------------------------------------------------------------------------------

Total .......................................................    $ 743,457     $674,273    $558,999      22.5%      22.5%      22.0%
===================================================================================================================================

Electrical & Electric Utility

Gross margin increased approximately 100 and 30 basis points in fiscal 2001 and 2000, respectively. The primary cause of the increased margins was a shift in sales mix to higher margin products, with the remainder being attributable to enhanced purchasing power. This enhanced purchasing power was due to increased volume and concentration of supply sources as part of the Company's preferred vendor program.

Plumbing & HVAC

Gross margin decreased approximately 190 basis points in fiscal 2001 as a result of the impact of lower commodity prices on plumbing products. There was also an erosion of margins as the Company sought to protect market share in certain geographic areas from aggressive price competition. Fiscal 2000 margins increased from 23.8% to 24.4% or approximately 60 basis points as a result of an overall expansion of higher gross margin products, efficiencies created with central distribution centers and enhanced purchasing power.

Industrial PVF

In fiscal 2001, gross profit increased $12.8 million and gross margin increased approximately 290 basis points. Gross profit and gross margin within this SBU are closely tied to the pricing of certain commodity based products, primarily stainless steel and nickel alloys. The continued increases in the price of these commodity items improved the Company's gross margin for these products in the first half of fiscal 2001. Prices for these products started to decline in the second half of the year, thereby causing a reduction in gross margins in the third and fourth quarter of fiscal 2001. The Company anticipates commodity prices, and therefore gross margins within this segment, to continue decreasing during fiscal year 2002.

Building  Materials/Pool  &  Spa/Maintenance  Supplies

Gross margin increased approximately 210 and 70 basis points in fiscal 2001 and 2000, respectively. The increases were primarily due to a shift in sales mix resulting from equipment rentals and increased emphasis on the replacement market which tends to yield higher gross margins. The remainder of the increase was largely due to improved purchasing power.

Water & Sewer

Gross margin decreased approximately 50 basis points in fiscal 2001. This decrease was principally attributable to a general increase in large direct shipment orders which generate lower gross margins. The increase of 70 basis points in fiscal 2000 was primarily due to the Company's acquisition program and enhanced purchasing power.

Operating Expenses

Operating expenses in fiscal 2001 were $638.0 million (19% of net sales), an 18% increase over fiscal 2000 operating expenses of $541.9 million (18% of net sales). Included in operating expenses in fiscal 2001 is the $15.6 million charge related to the impairment of certain long-lived assets as set forth in the overview. Additionally, operating expenses were impacted by a higher than anticipated provision for doubtful accounts which traditionally increases during economic slowdowns. The remaining increase was primarily due to higher personnel costs associated with same-store sales growth, increased transportation costs brought about by same-store sales growth, increased fuel costs, and increased information technology ("IT") spending as the Company continues its program of upgrading IT systems. The Company believes its investment in these initiatives will provide a platform for future growth and enable it to realize more administrative synergies from past and future acquisitions.

Similarly, the $100.1 million increase in fiscal 2000 compared to fiscal 1999, which had operating expenses of $441.8 million (17% of net sales), was primarily attributable to newly opened or acquired branches. The remainder of the increase was primarily due to higher personnel and transportation costs associated with same-store sales growth, and expenses related to the Company's IT initiatives.

Non-Operating Income (Expenses)

Interest and other income was $7.5 million, $9.0 million, and $6.9 million in fiscal 2001, 2000 and 1999, respectively. The $1.5 million decrease in fiscal 2001 was primarily due to losses totaling $4.4 million from the Company's equity investment in bestroute, partially offset by increased income from the Company's other equity investments and the collection of service charge income on delinquent accounts receivable. The $2.1 million increase in fiscal 2000 was primarily attributable to increased service charge income.

Interest expense in fiscal 2001, 2000 and 1999 was $43.3 million, $31.8 million and $25.4 million, respectively. The increases were primarily the result of higher borrowing levels, coupled with increased interest rates. The higher borrowing levels were primarily due to the Company's (i) higher working capital investments resulting from accelerated sales growth, (ii) expansion through business acquisitions, which has been partially funded by debt financing, and
(iii) share repurchases.

Non-operating income (expenses) in fiscal 2001 includes an $11.0 million pre-tax gain relating to the sale of the Company's pool and spa business as set forth in the overview.

Income Taxes

The effective tax rates in fiscal 2001, 2000 and 1999 were 42.3%, 39.9% and 37.7%, respectively. The increases in the effective tax rates were due to increases in non-deductible goodwill and other non-deductible costs. Prior to the merger with Winn-Lange Electric, Inc. ("Winn-Lange") on June 30, 1998, this entity was a Subchapter S corporation and, therefore, not subject to corporate income tax. Winn-Lange's Subchapter S corporation status terminated upon the merger with the Company. The Company's effective tax rate for fiscal 1999 would have been approximately 38.3%, assuming Winn-Lange was a tax paying entity.

Net Income

Net income in fiscal 2001 decreased to $46.5 million from $65.9 million in fiscal 2000. Diluted earnings per share decreased to $1.97 in fiscal 2001 compared to $2.80 in fiscal 2000. Net income and diluted earnings per share in fiscal 1999 were $61.4 million and $2.55, respectively. The factors impacting net income and diluted earnings per share have been enumerated above.

Financial Condition

Liquidity and Capital Resources

Working capital increased to $679.1 million as of January 26, 2001, compared with $657.5 million as of January 28, 2000 and $567.4 million as of January 29, 1999. The current ratio was 3.3 to 1 as of January 26, 2001, 3.2 to 1 as of January 28, 2000 and 3.5 to 1 as of January 29, 1999. The fiscal 2001 increase in working capital was principally driven by higher cash levels and higher accounts and other receivables, which were partially offset by reduced inventories. Cash on hand increased primarily as a result of the sale of the Company's pool and spa business in January 2001, which generated cash proceeds of approximately $23.0 million. Additionally, in connection with this sale, the Company received a short-term note receivable totaling $25.0 million. The higher level of accounts receivable reflects sales increases over prior year end and slower collection activity resulting from the economic slowdown which started in the second half of fiscal 2001. During fiscal 2001, the Company reduced inventory levels to be more in line with current market demand.

Hughes Supply, Inc.
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)


The fiscal 2000 increase in working capital was also attributable to increased accounts receivable as a result of increased sales volume and higher inventory levels, partially offset by increases in accounts payable and accrued liabilities.

Net cash provided by operations was $66.1 million, $33.4 million and $31.6 million in fiscal 2001, 2000 and 1999, respectively. In fiscal 2001, net cash provided by operations of $66.1 million was primarily the result of the Company's reduced inventory levels and increases in accrued liabilities, partially offset by increases in accounts receivable, resulting from higher sales volumes. Net cash provided by operations of $33.4 million in fiscal 2000 was primarily the result of an increase in accounts payable and accrued liabilities resulting from the Company's working capital management efforts.

Investing Activities

Capital expenditures were $23.9 million, $30.7 million and $26.9 million in fiscal 2001, 2000 and 1999, respectively. Of these expenditures, approximately $8.3 million, $14.0 million and $10.0 million, respectively, were for new warehouse facilities to support the Company's growth and approximately $3.2 million, $5.0 million and $7.0 million, respectively, were related to IT outlays. Capital expenditures, excluding amounts for business acquisitions, are expected to be approximately $20.0 million in fiscal 2002.

Proceeds from the sale of property and equipment were $1.8 million, $4.9 million and $6.6 million in fiscal 2001, 2000 and 1999, respectively. The decreases in both years were attributable to the sale and subsequent lease-back of certain computer hardware, which generated proceeds of approximately $2.5 million in fiscal 2000 and $5.4 million in fiscal 1999.

Cash payments for business acquisitions totaled $34.1 million, $88.9 million and $40.4 million in fiscal years 2001, 2000 and 1999, respectively. These outlays represent three, seven and eight wholesale distributors acquired and accounted for using the purchase method of accounting in fiscal 2001, 2000 and 1999, respectively. The increase in cash paid for acquisitions in fiscal 2000 as compared to fiscal 1999 was the result of all of the Company's fiscal 2000 acquisitions being financed completely with cash consideration. In fiscal 1999, the Company used $18.0 million of its common stock as additional consideration for acquisitions.

In fiscal 2001 and 2000, the Company invested $6.3 million and $3.8 million, respectively, into two e-commerce ventures, including bestroute.

Financing Activities

Principal reductions on long-term debt were $2.5 million, $14.7 million and $24.1 million in fiscal 2001, 2000 and 1999, respectively. These amounts were primarily attributable to the repayment of debt assumed as a result of certain business acquisitions. Dividend payments totaled $8.1 million, $8.0 million and $8.8 million during fiscal 2001, 2000 and 1999, respectively. In fiscal 1999, these payments included cash dividends of pooled companies totaling $1.2 million.

On December 13, 2000, the Company executed an amendment to its $75.0 million line of credit agreement, which extended the maturity date from January 19, 2001 to July 17, 2001.There were no amounts outstanding under this agreement at January 26, 2001 and January 28, 2000.

On December 21, 2000, the Company issued $150.0 million of senior notes in a private placement. Of the total $150.0 million of senior notes, $103.0 million bear interest at 8.42% and are payable in five annual principal payments beginning November 30, 2003. The remaining $19.0 million and $28.0 million of senior notes bear interest at 8.27% and are payable in one annual principal payment on November 30, 2003 and five annual principal payments beginning November 30, 2001, respectively. Proceeds from the sale of the senior notes were used to reduce indebtedness under the Company's revolving line of credit agreement.

As of January 26, 2001, the Company had approximately $22.4 million of cash and $221.9 million of unused borrowing capacity (subject to borrowing limitations, under long-term debt covenants) to fund ongoing operating requirements and anticipated capital expenditures. The Company believes it has sufficient borrowing capacity and cash on hand to take advantage of growth and business acquisition opportunities and to fund share repurchases in the near term. The Company expects to continue to finance future expansion on a project-by-project basis through additional borrowing or the issuance of common stock.

On March 15, 1999, the Board of Directors authorized the Company to repurchase up to 2.5 million of its outstanding shares. During fiscal 2000 the Company repurchased 921,100 shares for a total cost of $21.2 million at an average purchase price of $23.05. No shares were repurchased in fiscal 2001.

Quantitative and Qualitative Disclosure About Market Risk

The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, the Company's operating performance is affected by price fluctuations in stainless steel, nickel alloy, copper, aluminum, plastic, lumber and other commodities. The Company seeks to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins.

At January 26, 2001, the Company had approximately $153.1 million of outstanding variable-rate debt. Based upon an assumed 10% increase or decrease in interest rates from their January 26, 2001 levels, the market risk with respect to the Company's variable-rate debt would not be material. The Company manages its interest rate risk by maintaining a combination of fixed-rate and variable-rate debt.

Management believes that inflation (which has been moderate over the past few years) did not significantly affect the Company's operating results or markets in fiscal 2001, 2000 or 1999. As discussed above, however, the Company's results of operations in fiscal 2001 were both favorably and negatively impacted by increases and decreases in the pricing of certain commodity-based products. Fiscal 2000 and 1999 were negatively impacted by declines in prices of such commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in the financial performance of the Company and could continue to do so in the future.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), was issued in June 1998 and is effective for the Company beginning January 27, 2001. FAS 133 was amended in June 2000 by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Hedging Activities ("FAS 138"). Both FAS 133 and FAS 138 require that an entity measure all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The adoption of these standards did not have a material impact on the Company's consolidated financial statements.

In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), which provided guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 was effective for the Company beginning in the fourth quarter of fiscal 2001. The Company is in compliance with the provisions of SAB 101, and adoption of its provisions did not have an impact on the consolidated financial statements.

In September 2000, the Emerging Issues Task Force issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs ("EITF 00-10"). EITF 00-10 requires shipping and handling fees billed to customers to be classified as revenue and shipping and handling costs to be either classified as cost of sales or disclosed in the notes to the consolidated financial statements. The Company includes shipping and handling fees billed to customers in net sales. The Company adopted EITF 00-10 in the fourth quarter of fiscal 2001 and has properly disclosed in the notes to the consolidated financial statements the shipping and handling costs which are included in selling, general and administrative expenses.

Hughes Supply, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)


                                                           Fiscal Years Ended
                                             -----------------------------------------------
                                               January 26,      January 28,      January 29,
                                                 2001              2000             1999
--------------------------------------------------------------------------------------------
Net Sales .............................      $ 3,310,163       $ 2,994,877       $ 2,536,265
Cost of Sales .........................        2,566,706         2,320,604         1,977,266
--------------------------------------------------------------------------------------------
Gross Profit ..........................          743,457           674,273           558,999
Operating Expenses:
  Selling, general and administrative .          579,826           508,644           416,642
  Depreciation and amortization .......           32,312            29,629            23,269
  Provision for doubtful accounts .....           10,273             3,608             1,882
  Impairment of long-lived assets .....           15,557                --                --
--------------------------------------------------------------------------------------------
    Total operating expenses ..........          637,968           541,881           441,793
Operating Income ......................          105,489           132,392           117,206
Non-Operating Income (Expenses):
  Gain on sale of pool and spa business           11,000                --                --
  Interest and other income ...........            7,476             9,015             6,886
  Interest expense ....................          (43,288)          (31,805)          (25,415)
--------------------------------------------------------------------------------------------
                                                 (24,812)          (22,790)          (18,529)
--------------------------------------------------------------------------------------------
Income Before Income Taxes ............           80,677           109,602            98,677
Income Taxes ..........................           34,162            43,731            37,234
--------------------------------------------------------------------------------------------
Net Income ............................      $    46,515       $    65,871       $    61,443
============================================================================================
Earnings Per Share:
  Basic ...............................      $      2.00       $      2.82       $      2.57
============================================================================================
  Diluted .............................      $      1.97       $      2.80       $      2.55
============================================================================================
Average Shares Outstanding:
  Basic ...............................           23,238            23,398            23,889
============================================================================================
  Diluted .............................           23,584            23,547            24,138
============================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes Supply, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)


                                                                          January 26,       January 28,
                                                                             2001              2000
------------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents .......................................      $    22,449       $    10,000
  Accounts receivable, less allowance for doubtful accounts
    of $6,106 and $2,777 ..........................................          431,998           398,244
  Inventories .....................................................          441,789           495,491
  Deferred income taxes ...........................................           18,524            10,081
  Other current assets ............................................           66,131            43,962
------------------------------------------------------------------------------------------------------
    Total current assets ..........................................          980,891           957,778
Property and Equipment, Net .......................................          152,079           144,945
Excess of Cost Over Net Assets Acquired ...........................          249,826           243,367
Other Assets ......................................................           17,481            22,924
------------------------------------------------------------------------------------------------------
                                                                         $ 1,400,277       $ 1,369,014
======================================================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
  Current portion of long-term debt ...............................      $    15,274       $       803
  Accounts payable ................................................          215,353           239,810
  Accrued compensation and benefits ...............................           32,762            29,590
  Other current liabilities .......................................           38,372            30,075
------------------------------------------------------------------------------------------------------
    Total current liabilities .....................................          301,761           300,278

Long-Term Debt ....................................................          516,168           535,000
Deferred Income Taxes .............................................            6,704             6,027
Other Noncurrent Liabilities ......................................            5,609             5,265
------------------------------------------------------------------------------------------------------
    Total liabilities .............................................          830,242           846,570
------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 8)

Shareholders' Equity:
  Preferred stock, no par value; 10,000,000  shares  authorized;
    none issued; preferences, limitations and relative rights to be
    established by the Board of Directors .........................               --                --
  Common stock, par value $1 per share; 100,000,000 shares
    authorized; 24,211,485 and 24,249,281 shares issued ...........           24,211            24,249
  Capital in excess of par value ..................................          228,103           221,284
  Retained earnings ...............................................          337,149           300,144
  Treasury stock, 576,783 and 668,950 shares, at cost .............          (13,307)          (15,434)
  Unearned compensation related to outstanding restricted stock ...           (6,121)           (7,799)
------------------------------------------------------------------------------------------------------
    Total shareholders' equity ....................................          570,035           522,444
                                                                         $ 1,400,277       $ 1,369,014
======================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes   Supply,   Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)


                                                  Common                 Capital in                            Unearned
                                                  Shares       Common     Excess of    Retained     Treasury    Compen-
                                               Outstanding     Stock      Par Value    Earnings      Stock      sation       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1998 ...............    23,437,039    $ 23,437    $ 202,210    $ 197,364    $     --    $(1,242)   $ 421,769
  Net income ..............................            --          --           --       61,443          --         --       61,443
  Cash dividends--$.33 per share ..........            --          --           --       (7,866)         --         --       (7,866)
    Pooled companies ......................            --          --           --       (1,222)         --         --       (1,222)
  Shares issued under stock option
    and bonus plans .......................       107,980         108        1,282           --          --         --        1,390
  Purchase and retirement of
    common shares .........................       (19,439)        (19)        (193)        (389)         --         --         (601)
  Issuance of restricted stock ............        52,500          52        1,615           --          --     (1,667)          --
  Amortization of unearned
    restricted stock ......................            --          --           --           --          --        393          393
  Capitalization of undistributed earnings
    of Subchapter S corporation ...........            --          --        7,697       (7,697)         --         --           --
  Other acquisitions ......................       605,754         606        6,947        1,097          --         --        8,650
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1999 ...............    24,183,834    $ 24,184    $ 219,558    $ 242,730    $     --    $(2,516)   $ 483,956
  Net income ..............................            --          --           --       65,871          --         --       65,871
  Cash dividends--$.34 per share ..........            --          --           --       (7,990)         --         --       (7,990)
  Purchase of treasury stock ..............      (921,100)         --           --           --     (21,229)        --      (21,229)
  Shares issued under stock option
    and bonus plans .......................        64,700          29          472         (378)        811         --          934
  Purchase and retirement
    of common shares ......................        (6,624)         (7)         (57)         (89)         --         --         (153)
  Issuance of restricted stock,
    net of cancellations ..................       259,521          43        1,311           --       4,984     (6,338)          --
  Amortization of unearned
    restricted stock ......................            --          --           --           --          --      1,055        1,055
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 28, 2000 ...............    23,580,331    $ 24,249    $ 221,284    $ 300,144    $(15,434)   $(7,799)   $ 522,444
  Net income ..............................            --          --           --       46,515          --         --       46,515
  Cash dividends--$.34 per share ..........            --          --           --       (8,088)         --         --       (8,088)
  Shares issued under stock option
    and bonus plans .......................        92,167          --           --         (425)      2,127         --        1,702
  Purchase and retirement of
    common shares .........................       (31,796)        (32)        (319)      (1,002)         --         --       (1,353)
  Issuance of restricted stock, net
     of cancellations .....................        (6,000)         (6)        (135)           5          --        136           --
  Amortization of unearned
    restricted stock ......................            --          --           --           --          --      1,542        1,542
  Consideration for
    bestroute.com acquisition .............            --          --        7,273           --          --         --        7,273
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 26, 2001 ...............    23,634,702    $ 24,211    $ 228,103    $ 337,149    $(13,307)   $(6,121)   $ 570,035
===================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes Supply,  Inc.
CONSOLIDATED  STATEMENTS OF CASH FLOWS
(in thousands)


                                                                                                      Fiscal Years Ended
                                                                                           -----------------------------------------
                                                                                           January 26,    January 28,    January 29,
                                                                                             2001             2000           1999
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income ........................................................................      $  46,515       $  65,871       $ 61,443
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization .................................................         32,312          29,629         23,269
      Provision for doubtful accounts ...............................................         10,273           3,608          1,882
      Impairment of long-lived assets ...............................................         15,557              --             --
      Gain on sale of pool and spa business .........................................        (11,000)             --             --
      Deferred income taxes .........................................................         (7,766)            564          7,763
      Other .........................................................................          4,207            (262)          (671)
  Changes in assets and liabilities, net of businesses acquired or sold:
      Accounts receivable ...........................................................        (44,672)        (33,961)       (25,497)
      Inventories ...................................................................         34,567         (67,594)       (29,493)
      Other current assets ..........................................................          1,992         (10,376)        (7,718)
      Other assets ..................................................................         (7,776)         (4,006)        (5,692)
      Accounts payable ..............................................................        (22,322)         45,812         11,472
      Accrued compensation and benefits .............................................          4,433           4,046          2,278
      Other current liabilities .....................................................          9,484             (50)        (8,166)
      Other noncurrent liabilities ..................................................            344             168            697
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities ...................................         66,148          33,449         31,567
Cash Flows from Investing Activities:
  Capital expenditures ..............................................................        (23,871)        (30,740)       (26,921)
  Business acquisitions, net of cash ................................................        (34,086)        (88,905)       (40,378)
  Investments in affiliated entities ................................................         (5,757)         (3,750)            --
  Proceeds from sale of property and equipment ......................................          1,772           4,892          6,630
  Proceeds from sale of pool and spa business .......................................         22,972              --             --
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities .......................................        (38,970)       (118,503)       (60,669)
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Proceeds from issuance of long-term debt ..........................................        150,000              --         50,000
  Net (payments) borrowings under short-term debt arrangements ......................       (153,900)        132,797         10,232
  Principal payments on debt of acquired entities ...................................         (2,476)        (14,724)       (24,084)
  Purchase of treasury shares .......................................................             --         (21,229)            --
  Dividends paid ....................................................................         (8,083)         (8,042)        (8,832)
  Other .............................................................................           (270)            242           (408)
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by financing activities .........................        (14,729)         89,044         26,908
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents ................................         12,449           3,990         (2,194)
Cash and Cash Equivalents, Beginning of Year ........................................         10,000           6,010          8,204
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year ..............................................      $  22,449       $  10,000       $  6,010
===================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Hughes  Supply,  Inc.
NOTES TO  CONSOLIDATED  FINANCIAL STATEMENTS
(in thousands, except share and per share data)


Note 1--Description of Business and Summary of Significant  Accounting Policies

Organization

Hughes Supply, Inc. and its subsidiaries (the "Company") is a diversified wholesale distributor of construction and industrial materials, equipment, and supplies to commercial construction, residential construction, industrial, and public infrastructure markets in North America. The Company distributes over 240,000 products, representing five major product categories, through 442 wholesale branches located in 34 states and Mexico. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility customers, property management companies, municipalities and industrial companies. Industrial companies include companies in the petrochemical, food and beverage, pulp and mining, pharmaceutical and marine industries.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated. Results of operations of companies acquired and accounted for using the purchase method of accounting are included from their respective dates of acquisition.

Fiscal Year

The Company's fiscal year ends on the last Friday in January. Fiscal 2001, 2000 and 1999 each consisted of 52 weeks.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories  are  carried  at  the  lower  of  cost  or  market.   The  cost  of
substantially all inventories is determined by the average cost method.

Property and Equipment

Property and equipment are recorded at cost and depreciated by the straight-line method based on the following estimated useful lives:

--------------------------------------------------------------------------------
Buildings and improvements .......................................    5-40 years
Transportation equipment .........................................    2- 7 years
Furniture, fixtures and equipment ................................    2-12 years

Maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful lives of assets are capitalized. Gains or losses are reflected in income upon disposition. Depreciation of property and equipment totaled $19,326, $18,309 and $15,750 in fiscal 2001, 2000 and 1999, respectively.

Excess of Cost Over Net Assets Acquired

The excess of cost over the fair value of net assets acquired ("goodwill") is amortized on a straight-line basis over 15 to 40 years. At January 26, 2001 and January 28, 2000, goodwill totaled $249,826 and $243,367, respectively, net of accumulated amortization of $31,821 and $24,477, respectively. Amortization of goodwill totaled $9,295, $7,797 and $5,614 in fiscal 2001, 2000 and 1999, respectively.

Other Assets

The Company capitalizes certain internal software development costs, which are being amortized on a straight-line basis over the estimated useful lives of the software, not to exceed five years. At January 26, 2001 and January 28, 2000, capitalized internal software development costs totaled $8,680 and $11,465, respectively, net of accumulated amortization of $7,709 and $5,186, respectively. Amortization totaled $3,550, $3,385 and $1,680 in fiscal 2001, 2000 and 1999, respectively.

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and property and equipment, relying on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recorded when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value.

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

Revenue Recognition

The Company recognizes revenues from product sales when title to the goods is passed to the customer.

Concentration of Credit Risk

The majority of the Company's sales are credit sales which are made primarily to customers whose ability to pay is dependent upon the economic strength of the construction industry in the areas where they operate. Concentration of credit risk with respect to trade accounts receivable is limited, however, due to the large number of customers comprising the Company's customer base and the fact that no one customer comprises more than 1% of annual net sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses totaled $6,482, $6,471 and $5,533 in fiscal 2001, 2000 and 1999, respectively.

Shipping and Handling Fees and Costs

In September 2000, the Emerging Issues Task Force issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs ("EITF 00-10"). EITF 00-10 requires shipping and handling fees billed to customers to be classified as revenue and shipping and handling costs to be either classified as cost of sales or disclosed in the notes to the consolidated financial statements. The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $24,445, $18,857 and $15,359 in fiscal 2001, 2000 and 1999, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

Stock-Based Compensation

The Company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 7 to the consolidated financial statements.

Earnings Per Share

Basic   earnings  per  share  is  calculated  by  dividing  net  income  by  the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive potential common shares. The weighted-average number of shares used in calculating basic earnings per share were 23,238,000, 23,398,000 and 23,889,000 in fiscal 2001, 2000 and 1999, respectively. In calculating diluted earnings per share, these amounts were adjusted to include 346,000, 149,000 and 249,000 of dilutive potential common shares in fiscal 2001, 2000 and 1999, respectively. The Company's dilutive potential common shares consist of employee and director stock options, restricted stock and stock rights issued in connection with the bestroute.com ("bestroute") acquisition in fiscal 2001. Options to purchase 1,166,490 shares of common stock at an average exercise price of approximately $23.77 were not included in the computation of diluted earnings per share for fiscal 2001 because their effect would be anti-dilutive.

Comprehensive Income

The Company does not have any significant components of comprehensive income.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to current year presentation. These reclassifications had no impact on previously reported results of operations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Hughes  Supply,  Inc.
NOTES TO  CONSOLIDATED  FINANCIAL STATEMENTS (continued)
(in thousands, except share and per share data)


Note 2--Business Combinations and Divestiture

In fiscal 2000, the Company invested $1,750 in bestroute, an e-commerce company founded in 1999 to provide hard to find inventory items to wholesale distributors and end users via the internet. During fiscal 2001, the Company was required to fund an additional $6,250 to bestroute as certain operating thresholds were met. In September 2000, the Company acquired the remaining 51% interest of bestroute in a transaction where the other members of bestroute received 723,183 stock rights of the Company. Under the terms of the agreement, the stock rights were exercisable by the holders on or after February 1, 2001 and granted the holders the right to convert their bestroute holdings into the Company's common stock. The agreement also provided a call provision under which the Company had the ability to call the stock rights in exchange for shares of the Company's common stock. The exercise of a portion of the stock rights issued was contingent upon bestroute meeting its operating plan and demonstrating continued viability as a business. In the fourth quarter of fiscal 2001, bestroute was not able to meet its operating plan and incurred operating losses of $2,136. These losses were attributed to bestroute's inability to gain market acceptance and generate revenues sufficient to cover its operating costs. As a result of these continued losses and viability concerns, the Company discontinued bestroute's operations and on March 2, 2001, the Company and the holders of the stock rights entered an agreement to cancel 347,541 of the stock rights and redeem the remaining rights for $7,273 in cash.

During fiscal 2001, 2000 and 1999, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases or immaterial poolings. These acquisitions, individually and in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

The assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting are summarized below:

                                                   Fiscal Years Ended
                                        ----------------------------------------
                                           2001           2000           1999
--------------------------------------------------------------------------------
Fair value of:
  Assets acquired ................      $ 58,182       $ 125,536       $ 77,707
  Liabilities assumed ............       (12,466)        (37,510)       (32,048)
-------------------------------------------------------------------------------

Purchase price ...................      $ 45,716       $  88,026       $ 45,659
===============================================================================

Consideration in fiscal 2001 and 1999 included 723,183 stock rights and 207,829 shares of common stock, with fair values of $7,273 and $5,438, respectively. There was no stock consideration issued during fiscal 2000.

In January 2001, the Company completed the sale of the assets of its pool and spa business for $47,972 subject to working capital adjustments. The Company received cash proceeds of $22,972 with the remaining $25,000 of the consideration in the form of a short-term note receivable. The note receivable bears interest at a fixed rate of 7.0% and matures on November 1, 2001. The Company recorded a pre-tax gain of $11,000 in connection with the sale. The pool and spa business was engaged in the wholesale distribution of swimming pool and spa equipment and supplies. Net sales and income before income taxes for the pool and spa business were approximately $144,000 and $8,800, respectively, in fiscal 2001.

Note 3--Impairment of Long-Lived Assets

In fiscal 2001, the Company experienced continued operating losses in its e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, the Company recorded an impairment charge totaling $15,557 relating to the write-down of long-lived assets. This charge included the write-off of goodwill and other assets totaling $12,924 related to the Company's e-commerce investments, and a charge totaling $2,633 primarily related to the write-off of goodwill in the Company's international operations.

Note 4--Property and Equipment

Property and equipment consist of the following:

                                                        2001             2000
--------------------------------------------------------------------------------
Land .........................................       $  34,784        $  28,771
Buildings and improvements ...................         119,044          110,308
Transportation equipment .....................          31,446           33,205
Furniture, fixtures and equipment ............          69,991           64,613
-------------------------------------------------------------------------------
                                                       255,265          236,897
Less accumulated depreciation ................        (103,186)         (91,952)
-------------------------------------------------------------------------------
                                                     $ 152,079        $ 144,945
===============================================================================

Note 5--Long-Term Debt

Long-term debt consists of the following:

                                                          2001           2000
--------------------------------------------------------------------------------
8.27% senior notes, due 2003 .....................     $  19,000      $      --
8.27% senior notes, due 2005 .....................        28,000             --
8.42% senior notes, due 2007 .....................       103,000             --
7.96% senior notes, due 2011 .....................        98,000         98,000
7.14% senior notes, due 2012 .....................        40,000         40,000
7.19% senior notes, due 2012 .....................        40,000         40,000
6.74% senior notes, due 2013 .....................        50,000         50,000
Unsecured bank notes under $275,000
  revolving credit agreement, payable
  January 25, 2004, fluctuating interest
  (6.4% to 7.2% at January 26, 2001) .............        79,000        232,959
Short-term instruments
  classified as long-term debt ...................        74,101         74,041
Other notes payable ..............................           341            803
-------------------------------------------------------------------------------
                                                         531,442        535,803
 Less current portion ............................       (15,274)          (803)
-------------------------------------------------------------------------------
                                                       $ 516,168      $ 535,000
===============================================================================


On March 1, 1999, the Company entered into two short-term lines of credit with an aggregate borrowing capacity of $25,000. These lines of credit were amended during fiscal 2001 to extend the maturity dates to June 30, 2001. There were no amounts outstanding under these lines of credit at January 26, 2001 and January 28, 2000.

On September 29, 1999, the Company's revolving credit agreement and line of credit agreement (the "credit agreement") were amended to increase borrowing capacity to $350,000 (subject to borrowing limitations under the credit agreement)--$275,000 under its revolving credit agreement as long-term debt due January 25, 2004 and $75,000 under its line of credit agreement, as amended, which matures on July 17, 2001. Under the credit agreement, interest is payable at market rates plus applicable margins. Facility fees of .25% and .225% are paid on the total of the revolving credit agreement and line of credit agreement, respectively.

On December 21, 2000, the Company issued $150,000 of senior notes in a private placement. Of the total $150,000 of senior notes, $103,000 bears interest at 8.42% and are payable in five annual principal payments beginning November 30, 2003. The remaining $19,000 and $28,000 of senior notes bear interest at 8.27% and are payable in one annual principal payment on November 30, 2003 and five annual principal payments beginning November 30, 2001, respectively. Proceeds from the sale of the senior notes were used to reduce indebtedness under the Company's credit agreement.

The Company has a commercial paper program backed by its line of credit agreement. The weighted-average interest rate on outstanding commercial paper borrowings of $74,101 and $74,041 as of January 26, 2001 and January 28, 2000 was 6.7% and 6.6%, respectively. The Company has the ability and intent to refinance short-term borrowings on a long-term basis. Accordingly, all of the commercial paper borrowings at January 26, 2001 and January 28, 2000 have been classified as long-term debt.

The Company's debt agreements contain covenants that require the Company, among other things, to maintain certain financial ratios and minimum net worth levels. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $138,515 was available at January 26, 2001 for payment of dividends.

Cash paid for interest during fiscal 2001, 2000 and 1999 was $44,429, $29,636 and $23,972, respectively.

Maturities of long-term debt for each of the five years subsequent to January 26, 2001 and in the aggregate are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
2002 ..................................................                 $ 15,274
2003 ..................................................                   37,743
2004 ..................................................                  197,205
2005 ..................................................                   44,105
2006 ..................................................                   44,105
Thereafter ............................................                  193,010
--------------------------------------------------------------------------------
                                                                        $531,442
================================================================================


The fair values of long-term debt approximated $539,287 and $524,002 and the related carrying values were $531,442 and $535,803 at January 26, 2001 and January 28, 2000, respectively.

Hughes  Supply,  Inc.
NOTES TO  CONSOLIDATED  FINANCIAL STATEMENTS (continued)
(in thousands, except share and per share data)

Note 6--Income Taxes

The consolidated provision for income taxes consists of the following:

                                                     Fiscal Years Ended
--------------------------------------------------------------------------------
                                            2001            2000           1999
--------------------------------------------------------------------------------
Currently payable:
  Federal .......................        $ 37,515         $36,763        $25,119
  State .........................           4,315           5,553          2,778
--------------------------------------------------------------------------------
                                           41,830          42,316         27,897
Deferred:
  Federal .......................          (7,007)          1,241          7,864
  State .........................            (661)            174          1,473
--------------------------------------------------------------------------------
                                           (7,668)          1,415          9,337
--------------------------------------------------------------------------------
                                         $ 34,162         $43,731        $37,234
================================================================================

The following is a reconciliation of tax computed at the statutory federal rate to income tax expense in the consolidated statements of income:

                                         Fiscal Years Ended
                     -----------------------------------------------------------
                           2001                 2000                 1999
--------------------------------------------------------------------------------
                     Amount       %      Amount        %       Amount       %
--------------------------------------------------------------------------------
Tax computed
  at statutory
  federal rate ...   $28,237    35.0%   $ 38,361     35.0%    $ 34,537     35.0%
Effect of:
  State and local
    income tax,
    net of federal
    income tax
    benefit ......     2,377     2.9       3,722      3.4        2,763      2.8
  Nondeductible
    expenses .....     3,548     4.4       2,740      2.5        1,085      1.1
  Other, net .....        --      --      (1,092)    (1.0)      (1,151)    (1.2)
-------------------------------------------------------------------------------
                     $34,162    42.3%   $ 43,731     39.9%    $ 37,234     37.7%
===============================================================================

The Company merged with Winn-Lange Electric, Inc. ("Winn-Lange") on June 30, 1998. Prior to its merger with the Company, Winn-Lange was a Subchapter S corporation and, therefore, not subject to corporate income taxes.

The components of deferred tax assets and liabilities at January 26, 2001 and January 28, 2000 are as follows:

                                                          2001            2000
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts ..............        $  2,339         $ 1,064
  Inventories ..................................           5,144           2,537
  Accrued vacation .............................           2,230           2,646
  State net operating losses ...................           1,166              --
  Deferred compensation ........................           2,939           2,054
  Other accrued liabilities ....................           7,549           3,325
  Other ........................................           4,764             662
--------------------------------------------------------------------------------
Gross deferred tax assets ......................          26,131          12,288
  Valuation allowance ..........................            (698)             --
--------------------------------------------------------------------------------
    Total deferred tax assets ..................          25,433          12,288
Deferred tax liabilities:
  Capitalized internal software
    development costs ..........................           3,717           3,401
  Installment sale .............................           3,466              --
  Goodwill and intangible assets ...............           5,559           3,590
  Property and equipment .......................             871           1,243
--------------------------------------------------------------------------------
    Total deferred tax liabilities .............          13,613           8,234
Net deferred tax assets ........................        $ 11,820         $ 4,054
================================================================================

At January 26, 2001, the Company had state net operating loss carryforwards of $1,166. Of the total net operating loss carryforwards, $698 expire in 2016, with the remainder expiring between 2006 and 2021. A valuation allowance has been provided on certain of the state net operating losses at January 26, 2001 as full realization of these assets is not considered more likely than not.

Cash paid for income taxes during fiscal 2001, 2000 and 1999 was $36,601, $49,079 and $33,862, respectively.

Note 7--Employee Benefit Plans

Profit Sharing and Employee Stock Ownership Plans

The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. In fiscal 1999, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation were matched (in cash or stock) 50% by the Company. The maximum percentage of each eligible employee's contribution to be matched by the Company was increased from 3% to 4% on August 1, 1999 and from 4% to 5% on February 1, 2000. The plan also calls for an additional increase in the maximum matching percentage from 5% to 6% on February 1,2001. Additional annual contributions may be made at the discretion of the Board of Directors.

The Company had an employee stock ownership plan, which covered substantially all employees of the Company who met minimum age and length of service requirements. The plan was terminated by the Company effective December 31, 1998. At January 28, 2000, the plan owned approximately 236,000 shares of the Company's common stock, all of which were allocated to participants. As of January 26, 2001, the Company had distributed each participant's final account balance in cash or stock.

Amounts charged to expense for these and other similar plans totaled $4,294, $2,883 and $1,946 in fiscal 2001, 2000 and 1999, respectively.

Bonus Plans

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key officers and employees. Amounts charged to expense for bonuses to executive officers totaled $1,410, $1,914 and $1,576 in fiscal 2001, 2000 and 1999, respectively.

Stock Plans

The Company's two active stock plans include the 1997 Executive Stock Plan (the "1997 Stock Plan") and the Directors' Stock Option Plan. These stock plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 2,052,500 shares of common stock, including 1,750,000 shares to key employees and 302,500 shares to directors. Under these plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to December 2006 with respect to the 1997 Stock Plan or May 2003 with respect to the Directors' Stock Option Plan. An option becomes exercisable at such times and in such installments as set forth by the Compensation Committee or by the Directors' Stock Option Plan.

Under the 1997 Stock Plan, the Company can grant up to 875,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both. There were no restricted stock grants made to employees during fiscal 2001. During fiscal 2000 and 1999, the Company granted certain employees 261,921 and 52,500 shares of restricted stock, with market values at the date of grant of $6,415 and $1,667, respectively. In fiscal 2001 and 2000, the Company also cancelled 6,000 and 2,400, respectively, of the restricted shares granted, with market values at the date of grant of $141 and $77, respectively, according to the provisions of the grant. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. In fiscal 2001, 2000 and 1999, this expense amounted to $1,542, $1,055 and $393, respectively.

The 1997 Stock Plan also permits the granting of stock appreciation rights ("SARs") to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 26, 2001.

A summary of activity under the Company's stock options plans since January 30, 1998 is as follows:

                                                          Shares     Weighted-
                                                          Subject     Average
                                                        To Option  Option Price
--------------------------------------------------------------------------------
Under option, January 30, 1998
  (455,897 shares exercisable) ................           819,397      $19.74
    Granted ...................................            48,000       34.19
    Exercised .................................           (98,587)      10.99
    Cancelled .................................           (12,800)      34.06
--------------------------------------------------------------------------------
Under option, January 29, 1999
  (435,810 shares exercisable) ................           756,010       21.55
    Granted ...................................            40,500       24.93
    Exercised .................................           (51,900)      11.89
    Cancelled .................................           (11,463)      28.24
--------------------------------------------------------------------------------
Under option, January 28, 2000
  (426,947 shares exercisable) ................           733,147       22.32
    Granted ...................................           502,000       18.75
    Exercised .................................           (83,420)       8.62
    Cancelled .................................           (27,838)      24.72
--------------------------------------------------------------------------------
Under option, January 26, 2001
  (1,098,789 shares exercisable) ..............         1,123,889      $21.21
================================================================================

Hughes  Supply,  Inc.
NOTES TO  CONSOLIDATED  FINANCIAL STATEMENTS (continued)
(in thousands, except share and per share data)


There were 742,589 shares available for the granting of options at January 26, 2001.

The following table summarizes information about stock options outstanding at January 26, 2001:

                                             Weighted-
                                              Average
                           Options           Remaining       Weighted-
  Range of              Outstanding at       Contractual      Average
Exercise Prices        January 26, 2001         Life       Exercise Price
--------------------------------------------------------------------------------
$8.42............           74,399           < 1 Year          $ 8.42
 12.83-18.75.....          719,776            8 Years           18.12
 21.63-28.75.....           66,639            8 Years           25.60
 33.00-35.63.....          263,075            7 Years           34.19

If the fair value of options granted had been used to record compensation expense, pro forma net income would have been $43,163, $64,770 and $60,307 in fiscal 2001, 2000 and 1999, respectively. Diluted earnings per share would have been $1.83, $2.75 and $2.50 in fiscal 2001, 2000 and 1999, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 1.3% for fiscal 2001, 2000 and 1999; expected volatility of 36%, 35% and 33% for fiscal 2001, 2000 and 1999, respectively; risk-free interest rates of 6.69%, 6.65% and 4.77% for fiscal 2001, 2000 and 1999, respectively; and expected lives of 8 years for fiscal 2001, 2000 and 1999. The weighted-average fair value of options granted during the year was $8.77, $11.48 and $13.81 in fiscal 2001, 2000 and 1999, respectively. The pro forma calculations do not include the effects of options granted prior to fiscal 1996. Accordingly, the impact is not necessarily indicative of the effects on reported net income in future years.

Supplemental Executive Retirement Plan

The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded separately from the Company's general assets. Amounts charged to expense under the agreements totaled $663, $543 and $537 in fiscal 2001, 2000 and 1999, respectively.

At January 26, 2001 and January 28, 2000, the liability under the plan, which is
reflected  in  other   noncurrent   liabilities   totaled   $4,110  and  $3,478,
respectively.


Note 8--Commitments and Contingencies

Lease Commitments

The Company occupies certain properties and operates certain equipment and vehicles under leases that expire at various dates through the year 2011. Rent expense under these leases amounted to $51,073, $42,792 and $33,062 in fiscal 2001, 2000 and 1999, respectively.

Aggregate minimum annual rental payments, under non-cancelable operating leases, as of January 26, 2001 are as follows:

Fiscal Years Ending
--------------------------------------------------------------------------------
2002 ..................................................                 $ 39,607
2003 ..................................................                   32,785
2004 ..................................................                   22,864
2005 ..................................................                   18,320
2006 ..................................................                   10,535
Thereafter ............................................                   11,489
--------------------------------------------------------------------------------
                                                                        $135,600
================================================================================

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations, cash flows or financial position.

Note 9--Capital Stock

Treasury Stock

On March 15, 1999, the Company's Board of Directors authorized the Company to repurchase up to 2,500,000 shares of its outstanding common stock to be used for general corporate purposes. In fiscal 2000, the Company repurchased 921,100 shares for a total cost of $21,229 at an average price of $23.05 per share. No shares were repurchased in fiscal 2001. During fiscal 2001 and 2000, the Company issued 92,167 and 36,150 shares, respectively, of treasury stock for bonus plans and stock options exercised. In fiscal 2000, the Company issued 216,000 shares of treasury stock for restricted stock grants.

Preferred Stock

The  Company's  Board of  Directors  established  Series A Junior  Participating
Preferred Stock ("Series A Stock") consisting of 75,000 shares. Each share of Series A Stock will be entitled to 1,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividends or 1,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

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

Note 10--Segment Information

Effective February 1, 2000, the Company's operations were reorganized on a product group basis into five stand-alone strategic business units ("SBUs"):
Electrical & Electric Utility; Plumbing & HVAC; Industrial Pipe, Valves & Fittings ("Industrial PVF"); Building Materials/Pool & Spa/Maintenance Supplies; and Water & Sewer. This is the basis management uses for making operating decisions and assessing performance.

Segment information has been presented on a basis consistent with how business activities are reported internally to management. The accounting policies of the segments are the same as those described in Note 1. Income before income tax amounts include certain corporate expense allocations for employee benefits, interest expense, corporate capital charges, and property and casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

In connection with the Company's reorganization at the beginning of fiscal 2001, certain administrative groups and assets were realigned on a SBU basis. Various functions previously performed on a centralized basis are now performed at the SBU level. Additionally, the Company changed its method of allocating certain costs (interest expense, rent expense, corporate capital charges, and depreciation and amortization) to the SBUs, which has also impacted the comparability of prior year information. Accordingly, comparative financial information has only been presented for net sales and gross profit, which were not impacted by the allocation method changes.

The  Corporate/Eliminations  & Other category includes corporate level operating
expenses  not  allocated  to  the  Company's   operating   segments  along  with
intercompany eliminations and revenues and expenses for bestroute.

Hughes  Supply,  Inc.
NOTES TO  CONSOLIDATED  FINANCIAL STATEMENTS (continued)
(in thousands, except share and per share data)


The following table presents net sales and other financial information by SBU for fiscal 2001. When comparable, information for fiscal 2000 and 1999 has also been presented.

                                                                                         Building
                                                                                        Materials/
                                                    Electrical &                        Pool & Spa/            Corporate/
                                                     Electric     Plumbing  Industrial  Maintenance  Water &  Eliminations
                                                      Utility      & HVAC       PVF      Supplies     Sewer     & Other     Total
------------------------------------------------------------------------------------------------------------------------------------
Net sales
  2001 ...........................................   $606,268   $1,007,318   $315,315   $448,363   $932,870   $     29    $3,310,163
  2000 ...........................................    576,739      956,553    299,590    424,138    737,857         --     2,994,877
  1999 ...........................................    519,408      857,385    291,870    325,136    542,466         --     2,536,265
====================================================================================================================================
Gross profit
  2001 ...........................................    117,263      226,736     82,463    127,538    190,384       (927)      743,457
  2000 ...........................................    105,492      233,449     69,668    111,544    154,120         --       674,273
  1999 ...........................................     93,658      204,056     68,258     83,316    109,711         --       558,999
====================================================================================================================================
Depreciation and amortization
  2001 ...........................................      2,445        7,556      2,906      3,914      7,691      7,800        32,312
====================================================================================================================================
Impairment of long-lived assets
  2001 ...........................................         --        2,217         --         --        416     12,924        15,557
====================================================================================================================================
Gain on sale of pool and spa business
  2001 ...........................................         --           --         --     11,000         --         --        11,000
====================================================================================================================================
Interest and other income
  2001 ...........................................      1,357        3,489        355      2,093      3,727     (3,545)        7,476
====================================================================================================================================
Interest expense
  2001 ...........................................      2,926        9,891     10,170      5,678     14,623         --        43,288
====================================================================================================================================
Income (loss) before income taxes
  2001 ...........................................   $ 26,268   $      189   $ 19,139   $ 26,442   $ 39,731   $(31,092)   $   80,677
====================================================================================================================================

The following table includes the Company's investment in accounts receivable, less allowance for doubtful accounts, and inventories, for each SBU at January 26, 2001 and January 28, 2000:

                                                                2001                                      2000
-------------------------------------------------------------------------------------------------------------------------------
                                                 Accounts                    Segment          Accounts                 Segment
                                                Receivable   Inventories     Assets          Receivable Inventories    Assets
-------------------------------------------------------------------------------------------------------------------------------
Electrical & Electric Utility................    $ 83,163     $ 59,170     $  142,333        $ 67,544   $ 53,617    $  121,161
Plumbing & HVAC..............................     125,359      146,007        271,366         115,357    171,448       286,805
Industrial PVF...............................      42,734      111,355        154,089          42,303    118,455       160,758
Building Materials/Pool & Spa
   /Maintenance Supplies(1) .................      37,159       39,307         76,466          43,506     62,245       105,751
Water & Sewer................................     147,465       82,729        230,194         132,282     89,726       222,008
Corporate/Eliminations & Other...............      (3,882)       3,221           (661)         (2,748)        --        (2,748)
-------------------------------------------------------------------------------------------------------------------------------
Total                                            $431,998     $441,789        873,787        $398,244   $495,491       893,735
======================================================================                       ===================
Cash and Cash Equivalents....................                                  22,449                                   10,000
Deferred Income Taxes........................                                  18,524                                   10,081
Other Current Assets.........................                                  66,131                                   43,962
Property and Equipment, Net..................                                 152,079                                  144,945
Excess of Cost Over Net Assets Acquired......                                 249,826                                  243,367
Other Assets.................................                                  17,481                                   22,924
-------------------------------------------------------------------------------------------------------------------------------
Total Assets.................................                              $1,400,277                               $1,369,014
===============================================================================================================================

(1) Assets of the pool and spa business, which was sold in January 2001, were principally included in the Building Materials/Pool & Spa/Maintenance Supplies SBU at January 28, 2000.

Note 11--Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited results of operations for each quarter in the years ended January 26, 2001 and January 28, 2000:

                                                             First          Second          Third           Fourth        Full Year
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 2001
Net sales ........................................         $831,171        $874,056        $863,283        $741,653       $3,310,163
Gross profit .....................................         $184,885        $198,232        $196,290        $164,050       $  743,457
Net income (loss) ................................         $ 14,428        $ 22,347        $ 18,842        $ (9,102)      $   46,515
Earnings (loss) per share:
  Basic ..........................................         $    .62        $    .96        $    .80        $   (.39)      $     2.00
  Diluted ........................................         $    .62        $    .96        $    .80        $   (.39)      $     1.97
Average shares outstanding (in thousands):
  Basic ..........................................           23,223          23,236          23,511          23,258           23,238
  Diluted ........................................           23,229          23,333          23,617          23,258           23,584
Market price per share:
  High ...........................................         $  18.75        $  20.56        $  21.30        $  18.75       $    21.30
  Low ............................................         $  15.13        $  15.00        $  16.18        $  14.41       $    14.41
Dividends per share ..............................         $   .085        $   .085        $   .085        $   .085       $      .34
====================================================================================================================================
Fiscal 2000
Net sales ........................................         $711,296        $774,888        $786,379        $722,314       $2,994,877
Gross profit .....................................         $156,358        $176,173        $178,648        $163,094       $  674,273
Net income .......................................         $ 13,355        $ 20,905        $ 20,243        $ 11,368       $   65,871
Earnings per share:
  Basic ..........................................         $    .56        $    .90        $    .87        $    .49       $     2.82
  Diluted ........................................         $    .55        $    .88        $    .87        $    .49       $     2.80
Average shares outstanding (in thousands):
  Basic ..........................................           23,863          23,300          23,214          23,215           23,398
  Diluted ........................................           24,240          23,686          23,349          23,338           23,547
Market price per share:
  High ...........................................         $  26.25        $  29.94        $  28.50        $  24.13       $    29.94
  Low ............................................         $  17.94        $  22.94        $  20.75        $  18.06       $    17.94
Dividends per share ..............................         $   .085        $   .085        $   .085        $   .085       $      .34
====================================================================================================================================


During the fourth quarter of fiscal 2001, the Company recorded a charge totaling $15,557 for the impairment of long-lived assets, principally related to the discontinued operations of bestroute and another e-commerce venture and the write-off of goodwill for its international operations. Due to an economic slowdown which affected the Company's primary markets during late fiscal 2001, the Company determined that an increase in the provision for doubtful accounts was necessary. During the fourth quarter of fiscal 2001, the Company recorded a charge of $5,116 to reflect the estimated bad debts at January 26, 2001. Partially offsetting these charges is a gain of $11,000 recorded on the sale of the Company's pool and spa business in January 2001.

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 26, 2001 and January 28, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 26, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



                                                  /s/ PricewaterhouseCoopers LLP
                                                  PricewaterhouseCoopers LLP
                                                  Orlando, Florida
                                                  March 23, 2001



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and related information included in this Annual Report were prepared in conformity with generally accepted accounting principles. Management is responsible for the integrity of the financial statements and for the related information. Management has included in the Company's consolidated financial statements amounts that are based on estimates and judgements which it believes are reasonable under the circumstances. The responsibility of the Company's independent accountants is to express an opinion on the fairness of the consolidated financial statements. Their opinion is based on an audit conducted in accordance with generally accepted auditing standards as further described in their report.

The Audit Committee of the Board of Directors is composed of three non-management directors. The Committee meets periodically with financial management, internal auditors and the independent accountants to review internal accounting control, auditing and financial reporting matters.

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

Vincent S. Hughes

William P. Kennedy
Chief Executive Officer,
Nephron Pharmaceuticals Corporation

EXECUTIVE OFFICERS
AND MANAGEMENT

David H. Hughes
Chairman of the Board and
Chief Executive Officer

Thomas Morgan
President and Chief Operating Officer

Benjamin P. Butterfield
Secretary and General Counsel

John R. Clark
Vice President of Credit

Jacquel K. Clark
Assistant Secretary and
Assistant Treasurer

Jasper L. Holland, Jr.
Group President

Clyde E. Hughes III
Group President

Vincent S. Hughes
Vice President

Robert A. Machaby
Group President

James C. Plyler, Jr.
Regional Manager

Michael L. Stanwood
Group President

Kenneth H. Stephens
Regional Manager

Sidney J. Strickland, Jr.
Vice President of Administration

Thomas M. Ward II
Vice President of Information Technology

Gradie E. Winstead, Jr.
Group President

J. Stephen Zepf
Treasurer and Chief Financial Officer

TRANSFER AGENT
AND REGISTRAR

American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005

ANNUAL MEETING

Tuesday, May 15, 2001,
at 10:00 a.m., local time
Hughes Supply, Inc.
20 North Orange Avenue
Suite 200
Orlando, Florida 32801

INDEPENDENT
ACCOUNTANTS

PricewaterhouseCoopers LLP
Orlando, Florida

CORPORATE
HEADQUARTERS

Hughes Supply, Inc.
20 North Orange Avenue
Orlando, Florida 32801
Telephone: 407-841-4755

The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of March 23, 2001 was 1,084. A COPY OF THE HUGHES SUPPLY, INC. ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED
TO:

J. Stephen Zepf
Treasurer and Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802